Smithfield 2012 INTEGRATED REPORT


Farmland
Oven Perfect
ECKRICH
SMOKED SAUSAGE
Smithfield
POUCH PACK
Farmland
HICKORY SMOKED BACON

We combine
Leading Brands
and a Commitment
to Sustainability
to produce
Good Food. Responsibly.®


ECKRICH
DELI
BACON COVERED HAM
Smithfield
SUMMER
SPIRAL
HAM

TABLE OF CONTENTS

Chief Executive Officer Letter	1
Ask the Chief Sustainability Officer	4
Our Business Journey	10
Value Creation	12
Governance & Management	16
Animal Care	20
Employees	24
Environment	27
Food Safety & Quality	32
Helping Communities	34
International Operations	36
Our Family of Companies	40
Management	51
Corporate Information	52
Contact Us	53

MAPS, DIAGRAMS, AND MAJOR TABLES

Map of Operations	Foldout
Key Data Summary	6
Key Commitments	7
Value Creation & Risk Management	14
10-Year Financial Summary	48
Cumulative Total Return Comparisons	50
Integrated Reporting Index	53

FINANCIAL HIGHLIGHTS

Fiscal years ended (in millions, except per share data)	April 29, 2012	May 1, 2011	May 2, 2010
Sales	$13,094.3	$12,202.7	$11,202.6
Operating profit	722.6	1,095.0	62.8
Net income (loss)	361.3	521.0	(101.4)
Diluted earnings (loss) per share	2.21	3.12	(.65)
Weighted average diluted shares outstanding	163.5	167.2	157.1
Additional Information			
Capital expenditures	$ 290.7	$ 176.8	$ 174.7
Depreciation expense	238.6	227.4	236.9
Working capital	2,162.7	2,110.0	2,128.4
Net debt[1]	1,640.1	1,747.6	2,556.9
Shareholders' equity	3,387.3	3,545.5	2,755.6
Net debt to total capitalization[2]	33.0%	33.0%	48.1%

[1] Net debt is equal to notes payable and long-term debt and capital lease obligations, including current portion, less cash and cash equivalents.
[2] Computed using net debt divided by net debt and shareholders' equity.

OUR OPERATIONS

Through independent operating companies and joint ventures, as well as our stake in Europe's largest packaged meats provider, Smithfield Foods' operations extend to 12 countries.

UNITED STATES

- Arkansas
- California
- Colorado
- Georgia
- Illinois
- Indiana
- Iowa
- Kansas
- Kentucky
- Maryland
- Massachusetts
- Minnesota
- Missouri
- Nebraska
- New Jersey
- North Carolina
- Ohio
- Oklahoma
- Pennsylvania
- South Carolina
- South Dakota
- Texas
- Utah
- Virginia
- Wisconsin



MEXICO



BELGIUM
FRANCE
GERMANY
ITALY
THE NETHERLANDS
POLAND
PORTUGAL
ROMANIA
SPAIN
UNITED KINGDOM

Joint ventures

Wholly owned Smithfield Foods operations

Campofrio Food Group, S.A., a publicly traded company of which Smithfield Foods owns 37 percent

ABOUT THIS REPORT

Welcome to the Smithfield Foods[1] 2012 Integrated Report—our first to combine our annual financial results with our sustainability reporting. Our sustainability strategy is based on our core values and organized by five pillars that represent our key areas of sustainability focus: animal care, employees, environment, food safety and quality, and helping communities. In this summary report, we report on our progress and performance in each area. We have also identified and report on a sixth pillar, value creation, recognizing that this concept underpins our sustainability strategy and connects it with our business results.

Integrated reporting is rapidly evolving, and there is not yet a standardized approach. We expect our reporting will continue to progress over time, and we welcome feedback on how we might improve our approach.

To produce this report, we used the results of an updated 2012 materiality analysis and the Global Reporting Initiative (GRI) G3 Guidelines, which provide a recommended sustainability reporting framework and indicators. We also reviewed recommendations published in 2011 by the International Integrated Reporting Council (IIRC), which aims to establish a global integrated reporting framework. (See Integrated Reporting Index on inside back cover.)

In fiscal 2012, we retained an independent consultancy to conduct third-party pre-assurance of selected performance data and adherence to the AA1000 Assurance Standard (2008) principles. (See smithfieldcommitments.com for more information.)

Unless otherwise indicated, the information and metrics within this report pertain to Smithfield Foods' independent operating companies and investments in which we have a majority (51 percent or more) interest. We also discuss our management approach to contract farming. Although contract farms are managed under the same animal care and environmental standards as Smithfield-owned farms, we do not provide performance data for these operations because they are independent businesses. We primarily use American measurement metrics and American numbering when reporting the performance of our U.S. and international operations.

FORWARD-LOOKING INFORMATION

This report contains "forward-looking" statements within the meaning of the federal securities laws. The forward-looking statements include statements concerning our outlook for the future, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. Our forward-looking information and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. These risks and uncertainties include the availability and prices of live hogs, raw materials, fuel and supplies, food safety, livestock disease, live hog production costs, product pricing, the competitive environment and related market conditions, risks associated with our indebtedness, including cost increases due to rising interest rates or changes in debt ratings or outlook, hedging risk, operating efficiencies, changes in foreign currency exchange rates, access to capital, the cost of compliance with and changes to regulations and laws, including changes in accounting standards, tax laws, environmental laws, agricultural laws and occupational, health and safety laws, adverse results from ongoing litigation, actions of domestic and foreign governments, labor relations issues, credit exposure to large customers, the ability to make effective acquisitions and successfully integrate newly acquired businesses into existing operations, our ability to effectively restructure portions of our operations and achieve cost savings from such restructurings and uncertainties described under "Item 1A. Risk Factors" in our annual report on Form 10-K for the fiscal year ended April 29, 2012. Readers are cautioned not to place undue reliance on forward-looking statements because actual results may differ materially from those expressed in, or implied by, the statements. Any forward-looking statement that we make speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

More comprehensive sustainability information will be available at smithfieldcommitments.com in October 2012, including full GRI B-level reporting.

[1] Smithfield Foods, Inc., is a holding company with a number of independent operating companies (IOCs). Throughout this report, the term "Smithfield" is utilized for ease of reference to indicate one or more of these independent operating companies. Smithfield should not be confused with The Smithfield Packing Company, Incorporated, which is one of Smithfield's IOCs.

DEAR SMITHFIELD FOODS STAKEHOLDERS:



C. Larry Pope
President and
Chief Executive Officer

I'm proud to introduce the Smithfield Foods 2012 Integrated Report—our first to report on both our financial and sustainability performance. This report aims to demonstrate the value that Smithfield Foods delivers to all our stakeholders—from employees to investors to the communities in which we operate.

To Smithfield, value creation extends well beyond the financial performance of our company. It includes the jobs we create at our farms and our plants. It's the taxes we pay within our communities. It's the educational programs we sponsor for children and the millions of pounds of food we donate to those in need. It's the work we are doing to convert waste to energy. And it's the good health of the animals we raise for our products.

Value creation and economic performance have always been at the heart of our sustainability commitments and performance. But with this report, we have added value creation to the sustainability pillars most material to our business, and we explore the interrelationship of value creation to the other pillars and to our broader stakeholder communities.

2012 Financial Performance

Here at Smithfield, we believe that a strong business yields strong sustainability performance. And there is no doubt in my mind that our sustainability strategy strengthens our business.

Fiscal 2012 was our company's second most profitable year—eclipsed only by fiscal 2011. We reported fiscal 2012 net income of $361.3 million, or $2.21 per diluted share. Sales were at a record high of $13.1 billion—up 7 percent from the previous year. Our back-to-back strong performance underscores our ability to consistently deliver solid earnings to our shareholders.

The recent restructuring of our Pork segment is now allowing us to zero in on the packaged meats side of our business, which is where we believe we have the biggest opportunities for earnings growth. Despite higher raw material costs, our packaged meats business grew profitability in fiscal 2012 by more than $50 million, or $.02 per pound. The business benefited from an improved product mix, a more coordinated and focused sales strategy, and increased investment in product marketing and consumer advertising.

"Sustainability will remain a key focus across all aspects of our business and will lend further value to the company overall, helping us build stronger relationships with stakeholders and improve our operations."

These business improvements allow us, in turn, to invest even more in our sustainability commitments. At the same time, a more consistent management approach across our independent operating companies has resulted in a more strategic approach to sustainability. This past year, we made good progress toward many of our sustainability targets, as discussed in this report.

On the sales and marketing side, we are growing our 12 core brands and advertising them more aggressively than we have in the past. For example, we initiated a multi-year, integrated partnership with the legendary Richard Petty Motorsports NASCAR team, underscoring our commitment to activate our brands with consumer-focused marketing. As part of the agreement, we will utilize a number of our core brands to communicate with customers to promote future growth and strengthen our position in the marketplace.

PORK SEGMENT FUELING GROWTH & STABILITY

Our Pork segment accounted for 71 percent of sales and 75 percent of operating profit in fiscal 2012.



FISCAL 2012
SALES
9%
20%
71%
5%
20%
75%
FISCAL 2012
OPERATING
PROFIT
Pork
Hog Production
International

Segment sales before intersegment eliminations; excludes corporate segment.

CONSUMER-WINNING BRANDS DRIVING SALES

Approximately three-quarters of our retail packaged meats sales are branded, and our 12 core brands account for 86 percent of branded sales.



Private Label/ Other 26%
Branded 74%
Core Brands 64%
Non-Core Brands 10%

Based on fiscal 2012 Pork segment packaged meats retail volume, including deli and direct store delivery.

We are expanding our innovation pipeline to address evolving consumer needs and tastes. We recently completed a $5 million state-of-the-art research and development facility in Smithfield, Virginia, that will drive product and volume growth, focusing on the three elements of our innovation strategy: packaging improvements, convenience, and health.

Our fresh pork and hog production businesses remained strong this past year, profiting from a robust export market. Despite higher costs for raising hogs, margins for our hog production business were in our targeted range. Moreover, our international segment increased profitability in the second half of the year.

In the first half of fiscal 2012, we completed a plan, which we announced in 2010, to reduce debt by $1 billion and eliminate $100 million of annual interest and finance expense. As a result, we have dramatically reduced our interest expense, which decreased by nearly $70 million, or 28 percent, in fiscal 2012.

Our solid and consistent cash flow generation also enabled us to aggressively return capital to our investors through significant share repurchases. Over the 12 months of fiscal 2012, we repurchased 9.2 million shares, or 6 percent of the company, for $189 million.

Risks and Opportunities

Like other publicly traded companies, Smithfield is increasingly asked to demonstrate how we identify the risks we face—strategic, financial, and operational, as well as social, ethical, and environmental—and to explain how they are managed to acceptable levels. In 2011, we conducted our first formal Enterprise Risk Management assessment, details of which are discussed in this report. By identifying and addressing our risks and opportunities, we believe we are in a stronger position to create value for all of those with an interest in Smithfield Foods.

Wherever possible, we are looking for ways to turn our biggest risks into opportunities. One good example of this has been our work to find alternatives to corn as feed for hogs—and thereby reduce our exposure to price fluctuations of the corn market. In North Carolina, we've started a program with local farmers to encourage them to switch from farming corn to sorghum, which has better yields than corn in that state and requires less fertilizer and water to grow. This initiative is providing benefits to local communities and the environment while helping to mitigate a significant business risk. This is what we mean by value creation, and these are the kinds of opportunities we are seeking out.

Future Outlook

Looking ahead, Smithfield is well positioned to execute our brand-focused strategy. We are extremely optimistic about what the future holds. We're focused on brand activation and product innovations that we think will be the future for our company and that will give us an edge over our competitors. Accordingly, we increased our normalized operating profit range in packaged meats to $.12 to $.17 per pound, up from $.10 to $.15 per pound, and anticipate 2 to 3 percent volume growth in fiscal 2013.

We expect that fresh pork and hog production will be solid contributors to our overall results, with lower protein supplies and ongoing healthy export demand. Exports have witnessed strong growth in recent years, both for our company and for our industry overall. We are working to leverage our vertically integrated business model and develop this important trade channel to advance relationships with trading partners and further expand our diverse base of business.

In the Hog Production segment, our risk management activities will mitigate, to a significant degree, the impact of higher grain costs for this fiscal year. Moreover, we remain cautiously optimistic that hog prices will appreciate to largely offset the impact of rising costs. In addition, we remain committed to achieving further operational efficiencies and improving our cost structure.

After nearly exhausting our previous share repurchase authorization totaling $250 million, we announced a new $250 million share repurchase program this past June. This action reflects our continued confidence in the fundamental strength of our business and our desire to return capital to shareholders.

Going forward, we have plenty of opportunity to improve and invest in our brands, further reduce our costs, and improve our margins. At the same time, we see great opportunities to continue to advance our sustainability performance, finding new ways to limit our water use, for example, or exploring more environmentally sustainable crops to feed our hogs.

Sustainability will remain a key focus across all aspects of our business and will lend further value to the company overall, helping us build stronger relationships with stakeholders and improve our operations. Our stakeholders ask us what we are doing to improve everything from worker safety to animal care. They want to know how we're going to further reduce packaging and when our next lower-sodium product will be available. Our customers tell us that our track record of doing the right thing differentiates us from many of our competitors.

Looking ahead more broadly, we're exploring the role Smithfield can play in the critical global challenge of feeding a growing world population, which is expected to jump from 7 billion today to 9 billion by 2050. As the population expands, pressure on resources will mount. Widespread use of sustainable, intensive agriculture, new technologies, and, most of all, unprecedented collaboration will be needed to produce enough food and make it available where and when it is needed. We don't yet have the answers, but we're considering ways we can continue to produce good food responsibly—and even more sustainably—while creating greater shareholder and stakeholder value.

I encourage you to explore the pages of this printed report and those on smithfieldcommitments.com, where there's even more extensive information on our sustainability performance, impacts, and initiatives.

Sincerely,

C. Larry Pope
President and Chief Executive Officer

July 31, 2012

Smithfield

ECKRICH Since 1894

Farmland Good Food from the Heartland® Since 1959

ARMOUR

Cook's Cook's ham. Always good to the bone.®

Gwaltney

John Morrell Since 1827

Kretschmar

CURLY'S

CARANDO Classic Italian

Margherita

Healthy Ones

ASK THE CHIEF SUSTAINABILITY OFFICER



Dennis H. Treacy, Smithfield Foods' executive vice president and chief sustainability officer, answers some of the questions we often hear from our stakeholders and talks about how sustainability creates value for those within and outside of our company.

Q ***How has Smithfield embedded sustainability into its operations?***

A Our sustainability strategy aligns with our core values and has been organized by five pillars: animal care, employees, environment, food safety and quality, and helping communities. In the process of preparing this integrated report, we realized that our commitment to creating value for our shareholders and stakeholders has always been part of our strategy as well. So we added a sixth pillar, value creation, to our strategy and defined broad goals and targets for it. As a result, we have a very defined program with measurable goals, targets, internal scorecards, and awards that permeates all the way through our business, from our corporate headquarters to our independent operating companies.

Our employees know that we're serious about this. Our customers—retail supermarkets, restaurant chains, foodservice companies—are asking us about sustainability topics all the time, especially sow housing, antibiotic administration, and employee engagement programs. Several years ago, many of these issues weren't even on the radar screen. Our strong commitment to sustainability helps us to improve efficiency, mitigate risk, and create value for Smithfield and for those with an interest in our business. It also helps our company stay ahead of, and better respond to, market demands.

Q ***How do you define sustainability?***

A I have discouraged my staff from trying to define it because it's virtually impossible to reach a consensus on the meaning. Instead, we have set expectations and targets for our company around our six key pillar areas, the results of which can be seen in the various sections of this report.

Some like to think of sustainability in terms of "people, planet, profit." Others talk about corporate responsibility issues in the context of "sustainable capitalism." Here at Smithfield, we look at our sustainability programs in relation to the value they create for our business and for our key stakeholders. Whatever the name, these ideas have moved into the mainstream within the investor community and beyond. By recognizing the intrinsic interconnections between our business objectives and our sustainability objectives, we believe we can drive better value for our company and for those who have an interest and a stake in what we do.

Q ***What would you say to those who might accuse Smithfield of pursuing sustainability initiatives only to maximize the company's bottom line?***

A We certainly don't do it only for the bottom line, but I'm not ashamed to talk about the fact that sustainability initiatives do indeed benefit our company's overall financial position. For example, we need employees who are well trained, safe, and happy to work at our plants. To me, that's a bottom-line benefit of robust employee programs, but there are clearly also social benefits to treating employees well and providing safety programs and wellness care for them. Many times, what is best for our employees and communities is also what is best for business.

I think it's important to talk about the business benefits of sustainability. Making money isn't a bad thing. It's why our shareholders purchase our stock, and it's what allows us to invest in innovation and in our employees and communities.

Q ***How are you showing progress against your targets, and what areas are proving to be the most challenging?***

A We're particularly pleased with the significant improvements we have seen in our worker safety injury rates, thanks to our robust health and safety programs and an increased focus on injury prevention. Our accident rates are much lower than the average for those within our own industry, and we're now striving for rates that are lower than all industries overall—not just those in meat production. Also, this past year, we didn't have a single environmental notice of violation (NOV) on any of our company-owned farms.

Despite the strong progress on the farms, however, we're still not where we want to be on environmental compliance in terms of violations overall. In calendar 2011, we had 38 NOVs company-wide. Our ultimate goal is 100 percent compliance, 100 percent of the time. We've made a lot of progress, but clearly, we still have a ways to go to get there.

Q ***Smithfield has committed to sow gestation conversion on company-owned farms. What is Smithfield's position regarding sow housing at your contract growing operations?***

A We addressed this issue when we first announced our plans to convert to open pens in 2007. We said that we were going to focus initially on company-owned farms. We feel very strongly that if we are going to make a fundamental change like this, we must first do it ourselves so we understand the costs and operational changes involved. Once we complete our company-owned farm objectives by 2017, we will turn our attention to the contract growers. We have already begun some preliminary discussions with many of our contract farmers so it's on everyone's radar screen for the future.

Q ***By the end of 2011, you reported that 30 percent of sows were in converted housing on company-owned farms. Do you have year-by-year progress targets?***

A We are continuing to move forward with vigor, and we will report our progress at the end of each calendar year. We have committed to converting all company-owned farms by the end of 2017, but we have not broken the conversion down into year-by-year targets. We're able to convert some farms faster than others. There are a lot of variables involved.

Q ***How does Smithfield balance what are often competing interests—the need for consumers to pay a certain price for meat, the need for investors to see returns on their dollars, the need for Smithfield to be profitable, and the needs of those who push for animal care or environmental improvements?***

A It's a very difficult balance, as one might imagine. It's hard enough to run a business even without considering the social concerns that have been injected in recent years. That's one reason why we have identified a sixth sustainability pillar of value creation—so we can better understand and measure the returns that we are getting from our various sustainability investments.

I believe that for a sustainability program to be sustainable, you have to have a payback at the end of the day. For example, our workers' compensation costs are going down because our employees are getting injured less. We can see the direct cost-benefit correlation with our enhanced employee health and safety programs. In many instances, the sustainability payback isn't simply financial; it's about the goodwill engendered within our communities from the Smithfield programs that provide food for those in need, that sponsor youth education, or that clean up local waterways.

Q ***How is sustainability helping to differentiate Smithfield from your competitors?***

A We hear from our customers that there are a number of areas where we are moving the needle forward on sustainability issues. In addition to the sow housing transition, our antibiotics policy leads the industry. Where our own workforce is concerned, we can point to our decreasing rate of worker injuries. Many of our customers—and ultimately our consumers—want to buy products from companies that pay attention to these issues.

KEY DATA SUMMARY

Smithfield believes transparency is central to ensuring accountability. Reporting helps stakeholders understand our performance over time and relative to others in our industry. Below are some key performance indicators we feel are particularly important to internal and external stakeholders, as well as to Smithfield as a company. Additional domestic data can be found in the relevant sections of this report and at smithfieldcommitments.com. See pages 37–39 for data from our operations in Poland and Romania.

ANIMAL CARE

	FY 2012	FY 2011	FY 2010	FY 2009	FY 2008
Market Hog Transportation Accidents[1]	**4**	4	9	6	6
Market Hog Transportation Fatalities[1]	**261**	208	466	356	243
Feed-Grade Antibiotics Used (lbs per cwt[2])—page 23	**0.157**	0.147	0.124	0.106	0.116

	CY 2011	CY 2010	CY 2009	CY 2008	CY 2007
Sows in Company-Owned Group Housing (%)—page 21	**30.4**	6.6	4.8	3.8	2.6

EMPLOYEES

	CY 2011	CY 2010	CY 2009	CY 2008	CY 2007
Total Case Rate—page 26	**3.93**	4.66	6.17	6.58	6.76
Days Away, Restricted, Transferred Rate—page 26	**2.80**	3.24	4.26	4.40	4.04
Days Away from Work Illness and Injury Rate—page 26	**0.74**	0.82	1.12	1.29	1.27
OSHA Notices of Violation—page 26	**74**	34	20	40	12
OSHA Penalties—page 26	**$117,449**	$33,323	$23,725	$38,787	$11,037

ENVIRONMENT[3]

	FY 2012	FY 2011	FY 2010	FY 2009	FY 2008
Water Use (gallons per cwt)—page 28	**79.8**	80.1	78.1	78.6	88.9
Energy Use (decatherms per cwt)—page 29	**0.117**	0.122	0.124	0.121	0.123
GHG Emissions (metric tons CO_2e per cwt)—page 30	**0.0143**	0.0149	0.0150	0.0159	0.0161
Solid Waste to Landfill[4] (lbs per cwt)—page 30	**2.33**	2.70	2.71	2.90	2.66

	CY 2011	CY 2010	CY 2009	CY 2008	CY 2007
NOx Emissions (tons)[1]	**414**	414	403	434	301
SOx Emissions (tons)[1]	**62**	59	179	273	455
Notices of Violation—page 31	**38**	63	36	40	50
Significant Fines—page 31	**$407,779**	$164,184	$81,726	$69,616	$266,446

FOOD SAFETY & QUALITY

	FY 2012	FY 2011	FY 2010	FY 2009	FY 2008
Food Safety Expenditures[5]—page 33	**$5.6 million**	$5 million	$4.2 million	$2.3 million	$1.9 million
Recalls—page 33	**1**	0	1	1	0

HELPING COMMUNITIES

	FY 2012	FY 2011	FY 2010	FY 2009	FY 2008
Smithfield-Luter Foundation Scholarships—page 35	**$256,000**	$377,500	$196,500	$290,000	$349,979
Learners to Leaders® Contributions—page 35	**$355,779**	$288,388	$369,710	$319,415	$383,385
Total Food Donations (servings)[6]—page 34	**6.9 million**	8.4 million	11.6 million	16.4 million	13.2 million

[1] More information is available at smithfieldcommitments.com. [2] 100 pounds of product [3] Data from previous reports were adjusted due to improved data collection and reporting as well as the closures of Smithfield Packing's Ham & Products facility in Smithfield, Virginia, and farming operations in Oklahoma. [4] Total does not include Murphy-Brown. [5] Totals are conservative and do not capture all food safety-related upgrades. [6] Prior to 2010, we counted any food donation as a charitable contribution. Beginning in fiscal 2011, we began to count only those food donations that went to feed people in need.

KEY COMMITMENTS

In early 2010, we adopted a new set of goals and sustainability targets for our independent operating companies (IOCs) that exceed all regulatory guidelines or previous achievements. In 2011, we expanded some of these targets, and in 2012 we added a new focus area for this report. As these targets are still relatively new, we did not expect all facilities and IOCs to attain all of them in the second year. We consider a facilities-based target "achieved" for fiscal 2012 if 100 percent of locations have met the standard. Other targets are noted as "on track" if they are less than 100 percent achieved but making appropriate progress.

GOALS	TARGETS	2011–12 RESULTS[1]
ANIMAL CARE • Keep our animals safe, comfortable, and healthy	(Achieved) Remain 100% Pork Quality Assurance Plus (PQA Plus®) compliant at all company-owned and contract farms.[2]	• 100% of company-owned and contract farms are PQA Plus compliant.
	(Achieved) Maintain PQA Plus certification for all suppliers and move toward site assessments.	• 99.98% of live animals were delivered by PQA Plus certified suppliers. Each will be site assessed by the end of 2012. Other suppliers are surveyed and encouraged to complete site assessments.
	(Achieved) Maintain 100% USDA Process Verified Program (PVP) certification for all relevant facilities.	• All company-owned pig farms are 100% PVP certified, and all plants participate in this program.
	(On Track) Complete conversion from individual gestation stalls to group housing for pregnant sows on company farms by end of 2017.	• Continued progress in sow gestation conversion in fiscal 2012; 30% of sows were in company-owned group housing as of Dec. 30, 2011.
	(Achieved) Maintain a systematic approach to humane animal handling and demonstrate continuous improvement.	• 100% of facilities manage animal handling based on American Meat Institute guidelines.
	(Achieved) Maintain Transport Quality Assurance (TQA) certification for all live-animal truck drivers.	• 100% of drivers delivering animals to our plants are TQA certified.
EMPLOYEES • Reduce employee injury rates	(On Track) Meet or beat general manufacturing industry national average for injuries.	• 77% of locations beat meat industry averages; 42% of locations beat national average for all industries.[3]
	(On Track) All safety and operations leadership trained to 10-hour General Industry training.	• 90% of safety leadership completed 10-hour training.
	(Achieved) Regular Safety Roundtable meetings to be held at each facility.	• 100% of locations held Safety Roundtable meetings.
	(On Track) Increase formal employee engagement in safety processes to 25% participation by fiscal 2015.	• 88% of locations had formal employee engagement of at least 25%.

(continued on next page)

Achieved
On Track
Needs Improvement

[1] All 2011–12 results are for fiscal 2012 unless otherwise noted. [2] The wording of this target has been slightly revised from our previous report. Where "PQA Plus compliant" is used throughout this report, we mean that our farms have been site assessed and that specific employees have been certified according to PQA Plus program guidelines. [3] Based on estimates. National 2011 industry safety data from the Bureau of Labor Statistics had not yet been released when this report was produced.

KEY COMMITMENTS (continued from previous page)

GOALS	TARGETS	2011–12 RESULTS
ENVIRONMENT	From fiscal 2008 baseline to 2016 (normalized):	Since fiscal 2008 (normalized):
	(On Track) Reduce water use 10%.	Water use down 10%.
	(On Track) Reduce energy use 10%.	Energy use down 5%.
• Reduce natural resource demand	(On Track) Reduce greenhouse gas (GHG) emissions 10%.	GHG emissions down 11%.
	(On Track) Reduce solid waste sent to landfill 10%.	Solid waste down 12%.
• Eliminate NOVs at our facilities	(On Track) By fiscal 2018, each IOC to establish a zero-waste-to-landfill facility.[1]	Not applicable.
• 100% compliance, 100% of the time	(Achieved) Every year, each IOC to complete one new packaging reduction project.	All IOCs introduced new packaging reduction projects.
	(Needs Improvement) Each year, reduce notices of violation (NOVs).	Calendar 2011: • 38 NOVs and $407,779 in fines. • 97% of facilities received no NOVs.[2]
FOOD SAFETY & QUALITY	(Achieved) Obtain 100% Global Food Safety Initiative (GFSI) certification.	100% of relevant facilities are GFSI-certified.
	(Achieved) Assess nutrition issues such as salt content and obesity.	100% of IOCs assessed nutritional issues. All packaged product categories include product lines with lower sodium, reduced fat, or less sugar.
• Deliver safe, high-quality meat products and eliminate recalls	(Achieved) Assure wide variety of products for different diets and needs.	Increased portfolio of lower-sodium products across the company by approximately 25%.
• 100% compliance, 100% of the time		95% of facilities had no recalls.

Achieved

On Track

Needs Improvement

[1] To be classified as a zero-waste-to-landfill facility, a facility must not send any waste to landfill for a full 12 months. Because we added this target in fiscal 2012, it means none of our facilities will be able to qualify until at least fiscal 2013.

[2] Total number of company-owned facilities and farms equals 532. NOVs break down as follows: 460 farms: None received NOVs. 43 processing facilities: 14 received NOVs. 29 Murphy-Brown support operations: 1 received an NOV.

GOALS	TARGETS	2011–12 RESULTS
HELPING COMMUNITIES	Pork Group IOCs to donate 4 million servings of food through Helping Hungry Homes.	Pork Group IOCs donated 6.9 million servings of food.
Provide food to those in need and enhance education in our communities	Each Pork Group IOC to support two Learners to Leaders® (LTL) programs.	100% of IOCs supported at least two LTL programs.
	Each facility to participate in two National FFA Organization or other education events.	89% of facilities met FFA/education target.
	Each facility to sponsor one local community cleanup event.	94% of facilities sponsored local community cleanup events.
	Each facility to participate in World Water Monitoring Challenge.	98% of facilities participated in World Water Monitoring Challenge.
VALUE CREATION	Encourage competitiveness and innovation.	Opened a new Innovation Center and pilot plant for research and development.
Drive growth and improve shareholder and stakeholder value	Integrate business into the community.	88% of locations held meetings with stakeholders.
	Mitigate operational impact and risks.	Reduced workers' compensation costs by an estimated 25% between April 2010 and April 2012. Saved approximately $12.4 million in operating costs through environmental improvement projects.
	Create access to growing influential consumer segment.	Launched cause marketing campaigns to benefit a number of social causes.
	Develop human capital.	100% of IOCs sponsored one or more employee health and wellness programs.
	Promote sustainable business models.	Pork segment recorded fifth consecutive year of strong earnings and tripled profitability since 2007. Issued a Code of Conduct for suppliers.

Smithfield

OUR BUSINESS JOURNEY

Smithfield's financial strategy has evolved significantly. To better appreciate the drivers of our business approach and how they relate to our sustainability strategy, it helps to understand some historical context.

OUR MISSION

Smithfield Foods is determined to be an ethical food industry leader that excels every day at bringing delicious and nutritious meat products to millions of people around the world in a manner that sets industry benchmarks for sustainability.

Throughout the 1990s and early 2000s, Smithfield Foods grew largely through acquisitions, with a steady drumbeat of purchases that helped us become a global food company with annual revenues of about $13 billion. But in 2008, as global economies sputtered and the company began to lose money for the first time, we took a step back to evaluate where we were and where we were going. We realized that we had been so highly acquisitive, for so long, that we hadn't truly fused all our acquisitions and leveraged their synergies.

Out of this evaluation came a radical overhaul of our Pork segment (the heart of our business) that fundamentally changed the company and ultimately generated $125 million in annual cost savings. Beginning in early 2009, we reduced our number of independent operating companies (IOCs) from seven to three.

OUR CORE VALUES

We will always strive to do the following:

- Produce safe, high-quality, and nutritious food
- Create value for our stakeholders
- Be an employer of choice
- Lead in animal care
- Protect and reinvigorate the environment
- Make positive impacts on our communities

We shuttered six plants. We changed our management structure and consolidated sales functions. And we pruned what had grown into a portfolio of well over 100 brands down to just 12 core brands, three of which—Smithfield, Eckrich, and Farmland—are billion-dollar brands by themselves. It is through these 12 brands that we are growing the company for the future.

More and more today, we are formulating consistent corporate strategies rather than acting as a number of IOCs that compete with one another in several product categories. This increased coordination is part of our new business strategy to promote the packaged meats side of our business.

The Pork segment overhaul came at a time when we were putting new vigor and emphasis on sustainability programs. Greater consistency among our IOCs, in turn, has meant that we can better manage and harmonize our sustainability approach in areas ranging from community engagement to waste-reduction initiatives. Just as there are improved synergies on a financial basis, so too are there greater synergies when it comes to social and environmental programs. New sustainability-related goals and targets we adopted in 2010 have resulted in increased oversight and accountability across our operations, as highlighted throughout the pillar sections of this report.

PORK SEGMENT ADJUSTED OPERATING PROFIT (in millions)

2007 2008 2009 2010 2011 2012

Our Pork segment has produced five consecutive years of strong earnings and nearly tripled profitability since fiscal 2007.



$800
$600
$400
$200
$0
$219
$449
$483
$573
$753
$624
Fresh Pork
Packaged Meats
Total Pork

Results reported by fiscal year and represent management's estimated allocation of total Pork segment results. Fiscal 2009 and 2010 results adjusted for restructuring and impairment charges. Refer to Non-GAAP Measure Reconciliation on page 53.

HOG PRODUCTION SEGMENT

The Pork segment restructuring wasn't our only focus as we looked for ways to consistently deliver solid and more predictable earnings while maintaining a more competitive cost structure. In 2009, we launched a cost-savings initiative that will yield a profitability improvement of $90 million annually in our hog production operations by the end of fiscal 2013.

As a vertically integrated business, Smithfield has been relatively protected from fluctuations in the hog commodities market. However, we have significant exposure to feed commodities, especially corn, which represents 85 percent of a hog's typical diet. Beginning in 2005, we began to witness a significant spike in the price of corn, largely resulting from governmental policies related to ethanol production.


CORN USAGE (millions of bushels)
2008
2009
2010
2011
2012
Smithfield reduced corn market exposure by more than 40 percent since fiscal 2008.
214
185
160
150
128
Fiscal 2008: Beef Group divestiture
Fiscal 2009: U.S. sow herd reduction
Fiscal 2011: Sale of turkey interests

All values reported by fiscal year.

Since 2008, we have reduced our domestic corn market exposure as we sold our Beef Group and, later, our interests in turkey production. We reduced our sow herd by more than 10 percent, which simultaneously lowered our need for corn while also helping to curtail an oversupply of hogs in the industry. We also sold off pig farming operations that had been supplying competitor plants. (This means that most farms operated by Murphy-Brown and its subsidiaries now only supply hogs to company-owned processing facilities.) Additionally, we have been focused on developing new feed formulations and promoting grain alternatives to further decrease our reliance on corn.

A strong hedging program helps us manage hog production margins to stabilize earnings and limit any negative impact to overall earnings.

SUCCESSFULLY EXECUTING GROWTH STRATEGIES


Enhancing Shareholder Value
Solid financial management
Project 100
Strengthened balance sheet and reduced cost profile
Competitive cost structure
Pork segment restructuring
Profitability improvement of $125 million annually
Hog Production cost savings initiative
Profitability improvement of $90 million annually
Consistently deliver solid and more predictable earnings
Focus on growth in packaged meats
Focusing on 12 core brands
Building strong innovation pipeline
Investing in advertising to activate brands
More closely coordinated sales & marketing team
Reduced commodity exposure
Lowered U.S. corn market exposure by 40% since fiscal 2008
More aggressive hedging to lock in margins and hog-raising costs

VALUE CREATION



Smithfield Packing's plant expansion in Kinston, North Carolina, will add 350 jobs.

As a publicly traded company, Smithfield Foods has a responsibility to drive growth and improve shareholder value. However, we believe that financial stability and sustainability go hand in hand. Our sustainability strategies help us improve our company's performance.

Over the past decade, we have worked to embed sustainable practices and principles systematically throughout our operations. In 2010, we increased our commitment to sustainability by creating a new sustainability management program, including board- and corporate-level oversight committees, a new executive level position to oversee our efforts, and a core team to drive further progress. We also set specific goals and targets for the first time relating to the five pillars of our sustainability program: animal care, employees, environment, food safety and quality, and helping communities.

For this year's report—Smithfield's first to combine information on our financial and nonfinancial performance—we have set out to articulate a sixth pillar, which we call "value creation." Under this new pillar, we highlight ways that Smithfield's sustainability program creates value for all our stakeholders—from shareholders to employees, from community members to nongovernmental organizations, from customers to consumers—while simultaneously improving company financial performance. This pillar will also help tie our sustainability progress to overall financial reporting.

FEEDING THE WORLD

The world's population is expected to jump from about 7 billion today to 9 billion by 2050. This growth will put further pressure on the cost and availability of natural resources—including land, water, energy, seed, and fertilizer—to produce sufficient food. Just as important, it will challenge global systems of agriculture and food distribution to provide a nutritious diet to those who need it—when they need it and wherever they are located.

At Smithfield, we believe we can play an important role in providing affordable sources of protein that are produced in responsible ways. Smithfield is working, along with the rest of the pork industry, not only to provide sustainable food but also to provide enough of it to feed the rapidly growing population at a reasonable cost.

A recent report by the National Academy of Sciences emphasized the importance of increasing global food supplies through sustainable intensification. At Smithfield, we recognize food security as a growing and complex issue that will require collaboration, creativity, and new approaches to solve. We're engaging with a number of organizations to come up with solutions. For example, our chief sustainability officer sits on the National Academies' Roundtable on Science and Technology for Sustainability and contributed to the recent report.

To see our *Producing Enough Sustainable Food* video, check out youtube.com/smithfieldfoods.

FISCAL 2012 SALES
$13.1 BILLION


Pork
$11.1 billion
Hog Production
$3.1 billion
International
$1.5 billion

Includes intersegment sales of $2.5 billion.

FISCAL 2012 EXPENDITURES TO COMMUNITIES
$4.05 BILLION


Wages and benefits
$1.9 billion
Payments to contract farmers
$348 million
Capital expenditures
$290.7 million
Federal and state taxes
$301 million
U.S. grain purchases
$1.2 billion
Community donations
$11.14 million

We are working hard to better understand and identify the connections between the costs and benefits of our sustainability program, and how they relate to our bottom line. We believe we can create greater value for each of our stakeholders by recognizing the intrinsic interconnections between our business objectives and our sustainability objectives.

We also understand that investors and capital markets want to know more about the relationships and linkages among financial, social, and environmental performance, and how they can increase corporate earnings. We believe that our sustainability programs have been helping Smithfield Foods build and deliver value for more than a decade—and will do so even more in the future. Now, through this sixth pillar, we have the ability to highlight the specific ways that they do.

BUYING LOCAL

Smithfield Foods spent more than $290 million on capital improvement projects in fiscal 2012. Wherever possible and practical, we aim to spend money locally. For this report, we took a close look at five of the largest capital improvement projects implemented at our facilities. Of the total investments of nearly $28 million, more than 60 percent was spent within a 100-mile radius of the facility.


Spent locally: 62%
Not spent locally: 38%

PROJECT 1	Spent locally: $4.7 million Not spent locally: $5.5 million
PROJECT 2	Spent locally: $2.6 million Not spent locally: $2.2 million
PROJECT 3	Spent locally: $318,000 Not spent locally: $1.5 million
PROJECT 4	Spent locally: $6.5 million Not spent locally: $803,000
PROJECT 5	Spent locally: $3.3 million Not spent locally: $431,000

VALUE CREATION & RISK MANAGEMENT


VALUE CREATION
Encourage competitiveness and innovation
Integrate business into the community
Mitigate operational impact and risks
Create access to growing influential consumer segment
Develop human capital
Promote sustainable business models

Encourage competitiveness and innovation

- Since 2004, saved an estimated $285.6 million in operating costs through environmental improvement awards projects that cost $57.5 million to implement. (Page 28)
- Several recent packaging reduction initiatives across our business yielded savings of $2.75 million. (Page 31)
- Recently opened a new, $5 million R&D center to be more responsive to customer requests. (Page 2)

Integrate business into the community

- Paid $301 million in federal and state taxes in fiscal 2012. (Page 13)
- Spent $27.8 million locally on five major capital improvement projects. (Page 13)
- 94% of locations held at least one cleanup event in fiscal 2012. (Page 9)
- Launched health and wellness initiative in fiscal 2012 in headquarters community of Smithfield, Virginia. (Page 35)
- 88% of locations held at least two meetings with stakeholders in fiscal 2012. (Page 9)
- Donated 6.9 million servings of food in the U.S. in fiscal 2012. (Page 34)

Mitigate operational impact and risks

- Conducted our first formal Enterprise Risk Management analysis in fiscal 2012, confirming the importance of our focus areas. (Page 17)
- More than 95% of locations worldwide are ISO 14001 certified.
- Compliant with national standards and guidelines for animal care. (Page 7)
- 100% of relevant facilities certified to Global Food Safety Initiative. (Page 32)
- Received zero notices of violation at 460 company-owned farms. (Page 31)

At Smithfield, we use the term "value creation" broadly and think of it in ways that go beyond just our own company's value. The elements of our sustainability program are designed to create value for a wide range of stakeholders, both internally and externally.

This table illustrates ways that our sustainability program creates value for all our stakeholders while simultaneously improving Smithfield's own financial performance. Details of the programs can be found within the pages of this print report as well as on smithfieldcommitments.com.

VALUE CREATION · ANIMAL CARE · ENVIRONMENT · HELPING COMMUNITIES · GOVERNANCE & MANAGEMENT · EMPLOYEES · FOOD SAFETY & QUALITY · INTERNATIONAL

Create access to growing influential consumer segment	Published first integrated sustainability/annual report in 2012. (Value creation) Increased consumer advertising spending by double digits in fiscal 2012. (Page 1) (Value creation)	Launched several cause marketing campaigns to benefit a number of social causes. (Page 42) (Helping communities) Expanded use of social media channels. (Page 18) (Value creation)
Develop human capital	Further reduced employee injury rate by 15.7%. (Page 26) (Employees) Paid $1.9 billion in wages and benefits in fiscal 2012. (Page 25) (Employees)	Contributed 1.2 million in education programs to benefit our employees and their offspring. (Page 35) (Employees) In Poland, funded 94 scholarships for children from rural areas. (Page 39) (International)
Promote sustainable business models	Set a new target for each IOC to have one zero-waste-to-landfill facility by 2018. (Page 27) (Environment) Our energy/water/waste reduction targets—10% (normalized) reductions by 2016—are driving more sustainable operations. (Page 27) (Environment) In fiscal 2012, issued a Code of Conduct for our suppliers. (Page 17) (Governance & management) Our Code of Conduct and Business Ethics applies to all employees, officers, and directors. (Page 19) (Governance & management)	Working with growers in North Carolina to encourage production of sorghum, which requires less water to grow than corn and helps insulate us from commodity price swings. (Page 23) (Environment) Responding to customer interest and our target to provide a variety of products to suit different tastes and dietary needs. We had about 100 reduced-sodium products in the marketplace at the end of fiscal 2012, up from about 75 the previous year. (Page 33) (Food safety & quality)


CEO

GOVERNANCE & MANAGEMENT

Sound governance and management are foundations for trust, transparency, and progress at our company. Our systems for ethical conduct, the way we engage with stakeholders, our approach to public policy, and our management of supply chain issues are all important elements of our sustainability strategy, cutting across our key pillars and contributing to overall value creation.

In recent years, we have significantly advanced our sustainability strategy and tied it more closely to our overall business strategy. We also have advanced how we manage sustainability across our company. In 2010, we formed two sustainability committees (one for our board of directors, the other for top executives across our company), created a position of chief sustainability officer, and developed a series of goals and performance targets that we are continuing to update and refine.

Smithfield does not currently tie executive pay to sustainability performance. However, we recognize the importance of senior-level involvement in sustainability programs and are exploring the possibility of establishing compensation-performance links.

MATERIALITY ANALYSIS

In 2010, Smithfield Foods conducted our first materiality analysis to gain a better understanding of the key sustainability issues for our company and our stakeholders. In early 2012, we conducted a streamlined update of the materiality analysis to see how concerns over particular issues may have evolved over two years. We interviewed a variety of internal and external stakeholders, including regulators and environmental organizations.

We developed a list of 34 issues (with 93 sub-issues), grouped under eight topics. We then rated each issue as low, moderate, or high for the following: 1) current or potential impact on the company and 2) degree of concern to stakeholders. Based on the most recent analysis, the following issues remained among Smithfield's most material sustainability concerns: humane treatment of animals, food safety and security, the company's economic impact, and contributions to local communities.

According to the updated analysis, two issues—water quality and manure management—no longer appeared within the top right quadrant of our materiality matrix—i.e., the area of highest potential impact on Smithfield and of highest concern to stakeholders. Several external stakeholders told us they weren't as concerned about these issues as they once had been because of Smithfield's recent track record of responsible water and manure management. These issues remain of high importance to Smithfield, however, and we continue to manage them as issues of high potential impact to the company. Climate change also fell slightly in the rankings, from high concern to medium concern for stakeholders. Four new topics emerged as important to stakeholders and to Smithfield: ability to feed a growing global population, affordable food, enterprise risk management, and environmental impacts on local communities.

HIGH Potential Impact on Smithfield
HIGH Concern to Stakeholders

COMMUNITY
- Economic impact on local communities

ANIMAL CARE
- Humane treatment

FOOD
- Food safety and security

These issues appear in the upper-right quadrant of our latest materiality matrix as of highest concern to Smithfield and to stakeholders. The full materiality matrix can be found at smithfieldcommitments.com.

We used the analysis to guide content development for this report. As much as is practical, we have weighted discussion around the topics that have been identified as most material to our business and to our stakeholders. These are the issues that are most critical to our company's ability to create and sustain value today and in the future. As we work toward a truly integrated model of reporting, the materiality analysis will continue to serve as a guide for determining which topics we discuss and how we demonstrate the value Smithfield creates for all of our stakeholders. The analysis is helping Smithfield to focus our strategy as well as our reporting.


SUSTAINABILITY GOVERNANCE
BOARD OF DIRECTORS
COMMITTEES OF THE BOARD
Audit
Compensation
Nominating and Governance
Sustainability, Community, and Public Affairs
CEO
Ethics and Compliance Committee
Chief Sustainability Officer
Executive Sustainability Committee
SUSTAINABILITY COUNCIL
Smithfield Packing Company Sustainability Officer
John Morrell Food Group Sustainability Officer
Farmland Foods, Inc. Sustainability Officer
Murphy-Brown LLC Sustainability Officer

Overall responsibility for sustainability governance rests with the board of directors' Sustainability, Community, and Public Affairs Committee. We also have a corporate-level Sustainability Committee, chaired by our chief sustainability officer. For more on sustainability governance and management, visit smithfieldcommitments.com.

SUPPLY CHAIN MANAGEMENT

Our suppliers are integral to our promise to produce good food responsibly. In fiscal 2012, we implemented a Supplier Code of Conduct to help ensure that our suppliers continue to meet or exceed our high standards. The code, which is incorporated into all new and renewed contracts with our largest suppliers, sets forth the business conduct requirements for all suppliers who do business with Smithfield Foods. The degree to which suppliers comply with the requirements—and the extent of their sustainability efforts—will be a consideration for future business with Smithfield Foods. The code outlines expectations around legal compliance, environmental sustainability, and business integrity, as well as labor and human rights issues. We monitor our suppliers' performance, although we do not conduct formal audits.

We also survey our largest suppliers to understand what they are doing in areas such as energy reduction, natural resource use, employee safety, and community giving. In fiscal 2012, we distributed a supplier survey for the first time to our independent hog producers. The questions focused on environmental policies and targets, nutrient management plans, and certifications on animal care issues.

SUSTAINABILITY TARGETS

In 2010, we adopted a series of aspirational goals and corresponding targets in our domestic operations for our five primary sustainability focus areas. Each of these is listed in our Key Commitments table (pages 7–9) and discussed in greater detail in the relevant sections of smithfieldcommitments.com. In 2011, we added new targets including greenhouse gas (GHG) emissions reductions and packaging reduction projects. In addition, each independent operating company (IOC) must have at least one zero-waste-to-landfill facility by fiscal 2018.

We have also set specific targets for our IOCs that range from sponsorship of community cleanup events to the submission of projects for consideration in external environmental/sustainability awards programs.

Going forward, we are in the process of incorporating these goals and targets for our international operations. In many areas, we have already met our targets in the first years of implementation. We continue to monitor our progress and will consider whether we need to reset our targets or add new areas of focus. Because many factors drive performance, which can vary from year to year, we believe we must monitor our results for several years before revising our initial targets.

ENTERPRISE RISK MANAGEMENT

Managing risk is not a new concept for Smithfield. In our Form 10-K, we have already been highlighting the most significant risk factors that could materially impact our operations. These include, but are not limited to, fluctuations in the commodity prices for hogs and grains; outbreaks of disease among, or attributed to, livestock; perceived or real health risks related to our products or the food industry in general; and environmental regulation and related litigation.

In fiscal 2012, Smithfield conducted our first formal Enterprise Risk Management (ERM) assessment as part of an effort to develop an aligned, integrated ERM framework across the entire company. Our ERM program is based on the Committee of Sponsoring Organizations of the Treadway Commission (COSO)[1] ERM Integrated Framework. Our goal through the ERM program is to proactively understand and deal with complex business risks—both tangible and intangible, existing

[1] COSO defines ERM as a "process effected by an entity's board of directors, management, and other personnel, applied in strategy setting and across the enterprise, designed to identify potential events that may affect the entity, and manage risk to be within its risk appetite, to provide reasonable assurance regarding the achievement of entity objectives."

ENGAGING WITH GRAIN GROWERS

Murphy-Brown wanted to understand more about the strengths and weaknesses in our grain purchasing programs. In fiscal 2012, we reached out to hundreds of farmers in North Carolina, and 50 participated in personal 30-minute interviews. From these interviews, we were able to pinpoint some areas where we could improve, such as reducing turnaround times for trucks to come in and out of our facilities. In addition, we are hiring local buyers who spend more time out on farms in order to understand what Murphy-Brown can do to better serve the growers.

In response to the grain growers' comments, we are investing in a new suite of tools to improve the transaction side of their business. These tools give real-time access from a grower's home office (or even the cab of a tractor) to better information about markets as well as online access to track contracts, deliveries, and working orders.

and emerging—that could negatively influence the achievement of the organization's objectives.

Our formal ERM process took our company's risk analysis several steps further and included a more detailed review of the potential risks and their relative level of significance. The risk identification phase, conducted during the first half of fiscal 2012, included interviews with many of Smithfield's executive leadership team, led by our chief internal auditor, to determine the key risks facing our business. Following those interviews, a committee of senior executives met to prioritize the risk areas, vet our company's monitoring and controlling activities, and identify the likelihood and impacts of each risk. Our chief executive officer reviewed the analysis, as did the board of directors. Commodity markets stood out as the largest risk in terms of impact and likelihood of occurrence.[1]

ERM is an ongoing process that includes continuous risk evaluation. As a result of this process, we are further strengthening our reporting practices around risk, internally and to our board of directors. We also have assigned senior-level "risk owners" to coordinate ERM programs for specific risk areas and, as a result, provide greater accountability and a more coordinated approach. As necessary, we will adjust our framework as our risk profile changes.

STAKEHOLDERS

We define stakeholders as all persons or organizations that are affected by the operations or practices of our company. We continuously conduct an internal analysis to identify stakeholders and have identified and defined the following stakeholders as groups we engage with regularly:

- **Internal stakeholders,** including employees, facility management, and corporate management, among others.
- **External stakeholders,** including shareholders and investors; the customers and suppliers with whom we do business; the end consumers of our products; federal, state, and local governments and regulatory entities; nongovernmental organizations; and the communities in which our employees live and work.

In recent years, we have increased our efforts around proactive stakeholder engagement, reaching out to a variety of groups to talk about who we are, what we do, and how we might be more responsive to each other's needs. These groups include members of the media, opinion leaders on issues of food production, religious organizations, and student groups. One area we've focused on is sustainable food production, an increasingly urgent issue as the world's population continues to grow.

We engage with stakeholders in a number of ways and forums, and our communications vary depending on the needs. Examples are detailed at smithfieldcommitments.com. Recently we've been doing more with social media, hosting Twitter forums online with our chief sustainability officer. At smithfieldcommitments.com, we also have an interactive Q&A area that allows external stakeholders to ask us questions. We engage with other stakeholders on an as-needed basis in response to particular issues that arise.

PUBLIC POLICY

We participate in legislative and regulatory processes both as an individual company and through industry associations. We believe that engagement in the political process is important in making our views heard on issues of significance to the business. Smithfield representatives participate in many cross-industry boards and commissions at the national and state levels. For example, Murphy-Brown's director of government relations and public affairs was recently appointed to the U.S. Department of Agriculture's Agricultural Technical Advisory Committee for animals and animal products. We also value our participation as members of the U.S. Environmental Protection Agency's (EPA's) Farm, Ranch, and Rural Communities Federal

[1] There is considerable conceptual and content overlap between the ERM risk analysis process and the materiality analysis we conducted for our sustainability strategy and reporting (see page 16). We update the materiality analysis every other year. For the next analysis, we will consider the results of the ERM process.

ETHICS & COMPLIANCE

Safeguarding integrity remains a critical business priority. Ethical and lawful conduct is an essential part of our company's culture, and we are committed to conducting our business with the highest standards. Smithfield maintains a Code of Conduct and Business Ethics applicable to all employees, officers, and directors, and the board's Nominating and Governance Committee reviews it periodically.

Advisory Committee and of the National Academies' Roundtable on Science and Technology for Sustainability. The committee works to strengthen relations with the agriculture community and focuses on the impacts of the EPA's agriculture-related programs, policies, and regulations, including those regarding climate change and renewable energy; a comprehensive environmental strategy for livestock operations; and areas of common interest between sustainable agriculture and protection of the environment.

We follow several public policy issues that we believe are important to our company, including those related to ethanol, free trade agreements, immigration, and the U.S. Farm Bill. Discussion of those issues and our positions on them is available at smithfieldcommitments.com.

POLITICAL CONTRIBUTIONS

Through corporate contributions and donations made by our political action committee (HAMPAC), Smithfield Foods supports political candidates seeking office at the local, state, and federal levels in the United States. We support the election of individuals who support policies that are fair to our company and who share our concerns about the future of the food production industry. We recognize that political contributions are not a customary practice outside the United States. Smithfield only makes political contributions in the United States.

During the 2010/2011 federal election cycle, Smithfield Foods and its affiliated political action committee (PAC) contributed $53,500 to candidates running for the U.S. Congress. In 2011, the company and affiliated PAC also contributed a total of $189,500 to incumbents and candidates seeking elected office in states across the country. Smithfield does not endorse one party over another. The company bases contributions largely on which party holds the majority in the state or federal legislature and on individual candidates who share the values described above. For more information about Smithfield Foods and its PAC, e-mail hampac@smithfieldfoods.com.

THIRD-PARTY RECOGNITION 2011/2012

Received 62 environmental and worker safety awards from the American Meat Institute

Claremont McKenna College "A+" ranking for sustainability reporting

FTSE4Good Index member company

Richard L. Knowlton Innovation Award for CEO Larry Pope

Ranked 166th on the Maplecroft Climate Innovation Index

McDonald's Corporation 2012 Global Best of Sustainable Supply Chain winner for employee health and safety

Advanced in *Newsweek* 2011 Green Rankings

Virginia Governor's Environmental Excellence Awards



This Iowa farm is among the 2,100 with which Murphy-Brown contracts in the United States.

ANIMAL CARE

OUR ANIMAL CARE GOAL

- Keep our animals safe, comfortable, and healthy

OUR ANIMAL CARE TARGETS

- Remain 100% Pork Quality Assurance Plus (PQA Plus®) compliant at company-owned and contract farms[2]
- Maintain PQA Plus certification for all suppliers and move toward site assessments
- Complete conversion from individual gestation stalls to group housing for pregnant sows on company farms by end of 2017

Smithfield aims to raise healthy animals by promoting their safety and overall well-being, and we have a long history of industry leadership in responsible animal production. Our animal care management program guides the care of our animals at every stage of their lives, from gestation to transport to processing plant. All farm employees and contract hog producers must employ the methods and techniques of the management system, and we take steps to verify their compliance.

As the world's largest producer of pork, Murphy-Brown LLC,[1] our hog production independent operating company (IOC), raises pigs on approximately 460 farms that it owns in the United States alone. Murphy-Brown also contracts with approximately 2,100 contract hog farms ("contract producers") in the United States. In addition, Smithfield's meat processing operations purchase pigs from numerous independent hog producers whose numbers fluctuate depending upon market conditions.

Over the past year, we have been working on a number of issues that are important to our customers and to other stakeholders, such as eliminating the use of gestation stalls for pregnant sows on company-owned farms, improving transportation for hogs, and developing markets for alternative feed grains. We also have recently updated our standard operating procedures for animal handling and care, enhanced our training materials, and augmented our auditing systems.

MANAGEMENT SYSTEMS

Murphy-Brown created its own animal care management system more than a decade ago. Developed in consultation with two of the world's foremost experts in animal behavior and handling, this system continues to guide our operations today.

The Murphy-Brown Animal Care Policy, which applies to Murphy-Brown, its subsidiaries, and its contract producers, articulates a commitment to sound animal care and identifies five specific areas of responsible practices. Suppliers that provide animal products to our facilities are expected to have similar operating policies and procedures in place to ensure the proper care of their animals during all stages of production, transportation, and processing.

All company-owned and contract farms are subject to random third-party audits and site assessments under the Pork Quality Assurance Plus (PQA Plus) Program. The program complements existing procedures at Murphy-Brown, which are designed to supplement the internal evaluations of our day-to-day practices. Regular evaluation and training allows us to identify any areas

[1] Throughout this report, when we refer to Murphy-Brown, we mean Murphy-Brown LLC and its subsidiaries.
[2] The wording of this target has been slightly revised from our previous report. Where "PQA Plus compliant" is used throughout this report, we mean that our farms have been site assessed and that specific employees have been certified according to PQA Plus program guidelines.

VALUE CREATION

We recognize that the health of our animals is critical to the success of our products and, therefore, to the success of our business. Our animal care management systems, policies, and procedures are designed to ensure the proper treatment of the hogs that we raise for fresh and packaged meats. The better we care for our pigs, the better our results as a whole.

Sound animal care management systems result in healthier animals, which benefits our pigs and also our company's overall financial health. Our animal care performance can influence the following:

- Our reputation
- Our relationships with customers and consumers
- Production levels (healthy animals gain weight faster and are more resistant to disease; sows have larger litters)

Our contract growing relationships provide opportunities for many hundreds of farmers to stay on their family farms, make investments for the future, stabilize their incomes, and diversify their operations. We also create markets for thousands of grain farmers across the United States and internationally who grow corn, wheat, sorghum, and other feed that we purchase for our hogs.

By the Numbers	Fiscal 2012
Contract grower payments	$348 million
U.S. grain purchases	$1.2 billion
International grain purchases	$100 million

See page 37 for grain purchases of our international companies.

of concern and make adjustments to procedures before problems occur. Members of our production management staff, many of whom are also PQA Plus-trained auditors, visit every contract and company-owned farm at least once a month. Our processing plants, our hog production subsidiary, and many of our contract growers also participate in the U.S. Department of Agriculture (USDA) Process Verified Program, which is modeled on ISO 9000 quality management and assurance standards and helps to ensure that standards are upheld and procedures followed.

Details on our animal care auditing policies and procedures can be found at smithfieldcommitments.com. Also available online is information on certain animal care management practices, including tail docking, castration, and euthanasia.

HOUSING OF PREGNANT SOWS

More and more food companies are looking to suppliers to phase out individual gestation stalls for pregnant sows. In early 2012, for example, several of our restaurant customers announced that they would require all U.S. pork suppliers to provide plans to eventually phase out the stalls in favor of group housing.

Smithfield remains on track toward our goal of phasing out individual gestation stalls for pregnant sows at all company-owned sow farms by 2017. We first announced our plans to transition to group housing in 2007 but had to slow our progress in 2009 in difficult economic times. Our decision to move away from gestation stalls and into group housing has been controversial within our industry. We have never argued that the science suggests one type of housing is better than another. We decided to move to group housing after consulting with many of our customers. Research we conducted over two years shows that both housing types can work equally well from both an animal care and a production standpoint.

Converting to gestation pens is a complex process that can't be done overnight. Group housing systems require nearly double the square footage of individual pens. To maintain the same number of sows on a farm, we need to either build new barns or expand existing ones. Employees must also be retrained.

We estimate the total cost of our transition to group pens will be approximately $300 million. The cost of conversion ranges from $250 per sow to as high as $650 per sow at older farms with more complicated barn conversions. Many of our barns require extensive retrofits and reconfigurations to create the new housing systems. As we implement the new systems, we're simultaneously making other improvements to the facilities.


SOWS IN COMPANY-OWNED GROUP HOUSING
2007
2008
2009
2010
2011
2017
GOAL
100%
30.4%
2.6%
3.8%
4.8%
6.6%

All values reported by calendar year.

EXPERT'S PERSPECTIVE

—Jennifer Woods
Livestock Handling Specialist/Consultant

I've had a relationship with Smithfield Foods and Murphy-Brown for about seven years now. I first started working with them to enhance their hog transportation systems and emergency response procedures. More recently, I've been working with them to evaluate their overall systems of animal care and look for ways to improve operating procedures, training, and auditing.

I was brought in by Smithfield in December 2010 to evaluate the company's animal care policies and procedures, make recommendations for improvements, and develop new assessment tools. One thing we have been doing, for example, is calibrating the company's internal auditing systems to make the audits, and the auditors, more effective in their analyses. Auditing is a lot more than just showing up at the farm. It's the details that are important.

As a result of this work, I believe Smithfield will have an even stronger animal care program with improved well-being for the animals. Smithfield's animal care standards will be higher than what we currently see across the industry. That, in turn, will lead to improvements in production. Animals that live on farms with good welfare practices have lower stress levels, healthier weight gains, and reduced mortality rates. Healthier sows also produce larger litters, which is important for the economics of large-scale production. And, with proper management techniques, growers will have lower expenses for illnesses and injuries, too.

The thing that has always impressed me about Smithfield is that they really are leaders in the industry when it comes to animal welfare. They were the first to take on improved emergency responses, for example. Now, they're ramping things up a level and are moving beyond their industry peers when it comes to their animal care auditing programs. I have not seen any other hog producer take it to the level that Smithfield has. That progressiveness is one of the things that draws me to work with them.

"Farming is a part of who we are. It's what we do, and it's in our character. Becoming a contract producer meant we would have a consistent source of young pigs—and a consistent price for our market hogs. We wouldn't have to face all the ups and downs of the market, which meant we would be protected when prices dropped very low."

—John Langdon, John M. Langdon Farms, Benson, North Carolina, Murphy-Brown contract producer

TRANSPORTATION RESEARCH

At Smithfield, we transport hogs during several phases of their lives—from sow farms to nurseries, nurseries to finishing barns, and from finishing barns to processing plants. Because we do not want to lose any animals during transit, we're investing time and research into understanding more about hog transportation, and into developing ways to predict and reduce animal stress during transit.

We are partnering with a team of researchers from a global animal health company. Together, we have implemented a system to provide real-time feedback on transportation data that is helping employees recognize when they need to intervene on behalf of the hogs with measures such as additional fans and/or misters to keep the pigs cool.

The project, which began in 2009, has led to a downward trend in transportation losses. Overall for our industry, the rate of pig mortality during transportation has dropped by 40 percent over the last decade. We're also seeing reductions in the amount of time hogs wait on trucks before they move into the stockyards at Smithfield plants. (Once hogs do enter the plants, they spend time in pens where they can rest under the careful observation of USDA inspectors before being allowed into the food supply.)

To address potential risk factors for transportation mortality, Smithfield is evaluating changes such as scales on trucks to measure the weight of the load and thereby minimize overcrowding; a new logistics and scheduling program to reduce the amount of time hogs spend on trucks; and misting fans at the plant to minimize the effects of summer heat.

ANTIBIOTICS USE

Smithfield's commitment to food safety and animal care includes the appropriate administration of antibiotics to prevent, control, and treat diseases and to ensure good health in our pigs.[1] At the same time, we strive to limit antibiotics use through

[1] When we refer to "our pigs," we mean all animals produced by Smithfield's livestock production subsidiary Murphy-Brown, its subsidiaries, and their contract farms.

"We were at a point where our buildings either needed a lot of money for upgrades, or we had to build new ones. We needed to have a secure way of paying for them without having to worry about the hog market and the fluctuating market for corn prices. [Contract farming] gave us a guaranteed income."

—Missy Bice, Golden Circle Pork,
Woodward, Iowa, Murphy-Brown contract producer

enhanced management practices and vaccines intended to improve animal health.

Adherence to our antibiotics policy, which has been in place since 2002, is obligatory for anyone who works with the animals owned, or managed by, or under contract to our IOCs. We review the policy periodically to confirm that it is up-to-date with the best science of the day. The policy, available at smithfieldcommitments.com, calls for the responsible use of antibiotics for three specific purposes: to prevent disease, control disease, and treat disease, with proper diagnostic confirmation.

In April 2012, the U.S. Food and Drug Administration (FDA) issued new regulatory guidance with two key principles on the use of antibiotics in food production. The principles are consistent with our existing antibiotics use policy, and Murphy-Brown already follows the FDA's recommendations.

Company and contract farmers administer antibiotics only when it is necessary for the health of the animals. Whether treating one individual animal or administering to a group of animals, all antibiotics choices and applications are based on guidance from licensed veterinarians. We believe that responsible use of antibiotics protects our animals and enhances their quality of life. We track and report our use of feed-grade antibiotics as a result of a first-of-its-kind agreement with foodservice giant Compass Group North America and the Environmental Defense Fund.

FEED-GRADE ANTIBIOTICS USE (lbs/cwt)

2007	2008	2009	2010	2011	2012	07-12 change
0.167	0.116	0.106	0.124	0.147	0.157	-6% ▼

All values reported by fiscal year. The amount of antibiotics purchased varies from year to year based on a number of factors including weather conditions, emergence of illnesses, inventory decisions, type of antibiotic used (feed, water, or injected), and active ingredient concentration. The purchases went up slightly in fiscal 2012 due to herd health needs.

CREATING VALUE THROUGH THE GRAIN SUPPLY CHAIN

No single group of suppliers contributes more directly to our hog production operations than grain farmers. The more we grow as a business, the greater the demand we put on grain suppliers to increase their levels of production.

In addition to creating a market for thousands of farmers across the United States for their agricultural products, we also buy grain locally whenever possible. We're working hard to find ways to purchase even more feed locally—not only to benefit our own operations, but also to benefit the growers themselves. In fiscal 2012, we kicked off a pilot initiative aimed at developing a new grain market for farmers in the southeastern region of the United States. We believe that grain sorghum, a drought-tolerant crop and an excellent source of nutrients required in hog feed, holds great promise for farmers in North Carolina and neighboring states.

Sorghum has a lower water demand than many other grain crops and is especially advantageous for arid regions or areas with water shortages. Its low fertilizer demand reduces the risk of nutrient leaching and, thus, soil and water pollution, as well as making it well-suited for smaller-scale farming. In addition, sorghum has a relatively short vegetation cycle, which also helps reduce demand for fertilizers and pesticides.

We are encouraging farmers who do not achieve profitable corn yields to switch to sorghum, which costs less to grow than corn and should produce more consistent yields. We're demonstrating our commitment by increasing the amount we pay for the crop. In calendar 2011, we bought sorghum at 88 percent of the price of corn for participants in our sorghum pilot program. In 2012, we are paying 95 percent of the harvest cash price of corn for our sorghum growers.

Several years ago, only 4,000 to 5,000 acres of sorghum were grown in North Carolina. In 2012, we expect it to be around 60,000 acres—about 80 percent of which will be purchased by Murphy-Brown.



EMPLOYEES



In Denison, Iowa, Farmland Foods employees receive safety training from the local fire department.

Our company's success can be attributed, in large part, to the hard work of our roughly 46,050 employees around the globe. Very often, we're the largest employer in the regions where we operate. Protecting employees' health and safety is a priority, as is creating a fair and ethical workplace environment. Jobs at our farms and processing facilities offer competitive wages and robust benefits packages, including tuition reimbursement and educational scholarships. Whenever possible, we aim to promote from within and to give employees the chance to advance their careers through training and educational opportunities.

Jobs in our industry can be demanding. Caring for hogs on farms, driving transport trucks, and processing hogs into food are jobs that require careful attention, specific skills, and professional commitment. To maintain a supportive work environment for our employees, we emphasize safety and training, as well as employee health and wellness.

DIVERSITY

We are always seeking new markets for our products, and our company benefits when our employees reflect our diverse customer base. We aim to cultivate a workforce that provides a variety of perspectives and experience, enhancing our company's competitiveness in an increasingly diverse and interconnected world.

MINORITIES AND WOMEN AT SMITHFIELD FOODS

	2007	2008	2009	2010	2011	07-11 change
Minority Employees	66.5%	65.7%	64.1%	63.7%	63.9%	-3.9% ▼
Minorities in Management	22.8%	23.3%	21.1%	21.5%	21.1%	-7.5% ▼
Female Employees	35.3%	34.8%	34.5%	34.4%	35.0%	-0.8% ▼
Women in Management	17.8%	17.5%	19.1%	19.1%	20.2%	13.5 % ▲

Data reported as of September each year. To determine the representation of women and minorities for reporting to the federal government, each Smithfield Foods subsidiary with more than 50 employees produces the requisite report using a standard methodology. The information is then centralized for corporate analysis and the development of future employee programs.

OUR HEALTH & SAFETY GOAL

- Reduce employee injury rates

OUR HEALTH & SAFETY TARGETS

- Meet or beat general manufacturing industry national average for injuries
- All safety leadership to participate in 10-hour general industry training programs
- Increase formal employee engagement to 25% by fiscal 2015
- Host Safety Roundtable meetings at all locations

2011 MINORITY BREAKDOWN FOR ALL SMITHFIELD OPERATIONS



5.5%
2.4%
27.6%
36.1%
28.4%
White
Hispanic
African-American
Asian
Other

HUMAN RIGHTS POLICY

Our Human Rights Policy spells out the expectations we have in the areas of equal opportunity; health, environment, and safety; harassment and violence; the rights of employees; and other key topics. We provide copies of the policy to all our employees, including new hires, and encourage our workers to call our toll-free Smithfield hotline to report any violations. We also communicate our Human Rights Policy to all major suppliers and expect them to comply. In addition, Smithfield has recently released a code of conduct for our suppliers.

HEALTH & WELLNESS

We have a variety of programs across our locations, provided free of charge to employees, to promote their health and wellness. When employees achieve their health goals, everyone wins. Employees feel better and critical health issues can be averted. Healthier employees contribute to a more positive work environment and drive down company health care costs.

HEALTH & SAFETY

Meat production can be a dangerous business—both for those who take care of the animals and for those who process the hogs into meat. Ensuring our employees' safety is one of our highest company priorities. Our extensive safety systems and programs, which go well beyond regulatory requirements, yield measurable results and protect employees while reducing our workers' compensation costs.

VALUE CREATION

Smithfield creates value through our employment of approximately 46,050 people, many of them in rural areas where there are limited job opportunities. Our operations also contribute to the economic stability and development of our local communities, where we purchase goods and services and our employees reside.

Although we have not quantified our economic impact at every location where we do business, a recent study by the University of Missouri Extension found that Farmland Foods' two facilities in Missouri and Premium Standard Farms' hog-growing operations located in Northern Missouri collectively contribute $1.1 billion annually to that state. The study credited our operations with sustaining more than 5,200 jobs in Missouri.

To develop and maintain a skilled workforce, Smithfield invests in employee training, workplace safety, and health and wellness activities. These programs can have an impact on our bottom line, particularly around the following issues:

- Workplace safety
- Workers' compensation costs
- Absenteeism
- Employee satisfaction and engagement
- Turnover rates

By the Numbers	**Fiscal 2012**
Total salaries and wages	$1.6 billion
Total benefits (including pension)	$337 million
Total compensation expense	**$1.9 billion**
Amount spent on employee safety training	$4.2 million

Historically, the meatpacking and processing industry has ranked among the most hazardous professions in the U.S. Prior to 2010, our target had been to meet or beat safety averages for our own industry. But when we began surpassing these industry safety averages, we set our sights even higher. In early 2010, we established new targets to meet or beat general industry averages for three performance metrics we report to the U.S. Occupational Safety and Health Administration (OSHA): Total Case Rate (TCR); Days Away, Restricted, or Transferred (DART); and Days Away From Work Injury and Illness (DAFWII). This shift is significant because injury rates are much lower averaged across all industries than they are for the meat industry alone.

AWARD WINNER

Smithfield was selected by McDonald's Corporation as one of the restaurant chain's 2012 Global Best of Sustainable Supply Chain winners for our ongoing efforts to protect the health and safety of our employees.

In calendar 2011, we continued to reduce worker injuries, resulting in the lowest injury and illness rates in the company's history. Two of our operating companies—Smithfield Packing and Farmland Foods—had incident rates that we believe will fall below the national averages for all industries.[1] Overall as a company, we beat the injury rates for the meat industry and made progress toward our general industry target. Our company-wide TCR and DART rates dropped by 18 percent and 16 percent, respectively, while our DAFWII rate finished 12 percent lower than the previous year.

On average, U.S. beef and pork processors report 6.9 injuries per 100 employees—nearly twice the average for all private industry occupations, according to 2010 data from the U.S. Department of Labor's Bureau of Labor Statistics (the most recent data available prior to this report's publication). Smithfield's injury rate for 2011 was 3.93 injuries per 100 employees. Our OSHA TCR, DART, and DAFWII rates continued to decline, and 2011 finished at a record low as shown in the chart at right.

With the implementation of our Employee Injury Prevention Management System (EIPMS) and other programs, we have been pleased to see reductions in the number of worker injuries over the past few years. Now we are finally seeing the financial benefits as well. While caution must be used in drawing direct conclusions from undeveloped claims data, incurred costs for the fiscal year completed in April 2012 were 25 percent lower than in April 2010. Our cost per employee dropped 23 percent over the same time frame.

In 2011, Smithfield Foods spent $4.2 million to train about 36,500 employees in the United States. These employees received a total of more than 371,000 hours of health and safety training, or approximately 10 hours per individual.

Tragically, we experienced one employee fatality in calendar 2011 at a company feed mill in Laurinburg, North Carolina. We deeply regret the incident and cooperated fully with an investigation by OSHA. Any time there is a serious incident, we investigate to understand the cause and then work toward preventing similar episodes in the future.

TCR, DART, AND DAFWII RATES COMPARED WITH NATIONAL AVERAGES


2007
2008
2009
2010
2011
07-11 change
9.00
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
-42%
-31%
-42%
TCR
DART
DAFWII
Smithfield Foods
National averages for animal slaughtering and processing industry
National averages for all industries, including state and federal government

All values reported by calendar year. We track trends throughout our fiscal year but report the OSHA rates by calendar year. National averages for meat industry and all industries are based on 2010 data from the U.S. Department of Labor's Bureau of Labor Statistics. Data for 2011 were not yet available when this report was produced.

OSHA INSPECTIONS, NOVS, AND PENALTIES

	2007	2008	2009	2010	2011	07-11 change
Inspections	18	25	17	16	18	0%
Notices of Violation	12	40	20	34	74	517% ▲
Penalties	$11,037	$38,787	$23,725	$33,323	$117,449	964% ▲

All values reported by calendar year. The federal government has been enhancing its inspection processes in recent years, leading to a significant increase in notices of violation and penalty amounts in 2011. This continues to be a national trend for industry enforcement.

[1] Based on estimates; national industry averages were not yet released at the time of publication of this report.

ENVIRONMENT



In Kinston, North Carolina, a wastewater operator checks the plant's storm water runoff pond.

It makes good economic and environmental sense to use all resources—including water, energy, and land—responsibly. Over the last 10 years, our environmental management systems have evolved, and our performance has significantly improved.

In 2010, we developed a set of challenging targets to further elevate our performance around water, energy, and solid waste. In 2011, we continued to push ourselves by adding new targets for greenhouse gas (GHG) emissions and packaging reduction projects. In addition, each independent operating company (IOC) must have at least one zero-waste-to-landfill facility by fiscal 2018. More information about our targets, performance, and management systems is available at smithfieldcommitments.com.

As a whole, our fiscal 2012 environmental performance data demonstrate continued progress. We are particularly proud that not one of our 460 company-owned farms received a notice of violation (NOV), and our overall company-wide number of NOVs was nearly half that of the previous year—a sign of the continued effectiveness of our compliance programs. We aspire to reach a point where 100 percent compliance is no longer a goal but a given.

OUR ENVIRONMENTAL GOALS

- Reduce natural resource demand
- Eliminate notices of violation (NOVs)
- 100% compliance, 100% of the time

OUR ENVIRONMENTAL TARGETS

- Water: 10% reduction over fiscal 2008 by fiscal 2016
- Energy: 10% reduction over fiscal 2008 by fiscal 2016
- Greenhouse Gas (GHG) Emissions: 10% reduction over fiscal 2008 by fiscal 2016
- Solid Waste to Landfill: 10% reduction over fiscal 2008 by fiscal 2016
- Packaging: One new packaging reduction project per year per IOC
- Zero Waste: One zero-waste-to-landfill facility for each IOC by fiscal 2018
- Compliance: Reduce NOVs each year

All water, energy, GHG, and solid waste targets are normalized by production levels. New GHG, packaging, and zero-waste-to-landfill targets were added in fiscal 2012.

Environmental Awards Program Yields Cost Savings

Each year we give Environmental Excellence Awards to projects and initiatives undertaken by our facilities that help the environment and save money. In fiscal 2012, 167 projects saved over $12 million with only $7 million in capital expenditures, resulting in a cumulative savings as follows: 220 million gallons of water; nearly 100,500 decatherms of natural gas; 12.8 million kWh of electricity; 60,500 tons of solid waste materials not sent to landfill; and 14,670 gallons of fuel oil. (See the Value Creation box on page 28 for more information.)

VALUE CREATION

Sound environmental stewardship creates value for Smithfield, for our shareholders, and for our broader communities. By using resources more efficiently, we minimize our negative environmental impacts, save operating costs, and improve our economic performance.

We track the costs and savings associated with projects submitted for our environmental awards. Since 2004, these projects have saved nearly five times as much in operating costs as our capital investment in them (see below). Examples include using box assembly machines that reduce packaging materials and updated control systems for boilers and refrigeration systems.

Maintaining compliance with—and going beyond—regulatory requirements is a cost to our business but also important to protecting our reputation and building strong relationships with our stakeholders. We also have opportunities to capture additional value by, for example, exploring creative ways to turn our operational byproducts (hog manure, solid waste, and bacon grease) and underutilized resources (such as land not used for hog raising or crop production) into valuable assets for our company. We highlight various projects that exemplify our efforts to capture value while reducing our environmental footprint at smithfieldcommitments.com.

By the Numbers	**Fiscal 04–12**
Savings attributable to environmental award projects	$285.6 million
Capital costs associated with environmental award projects	$57.5 million
	Fiscal 2012
Cardboard purchased	$132 million
Tons of cardboard recycled	26,902
Cardboard recycling revenue	$2.2 million
Biogas project revenue	$1.6 million
Wind energy leasing revenue	$271,000
Bacon grease sales revenues	$13.7 million

Cardboard recycling revenue is estimated based on average per-ton income from reporting facilities. Biogas project revenue represents savings from natural gas not purchased and is based on actual cost. Bacon grease revenues are from microwave bacon facilities only and do not include grease extracted by rendering facilities or from wastewater.

ENVIRONMENTAL PERFORMANCE[1]

Water Use

WATER USE TARGET

- 10% reduction over fiscal 2008 (normalized) by fiscal 2016

PROGRESS TO DATE

- Reduced normalized use by 10%

The availability of quality freshwater is a growing global concern with potential implications for agriculture, such as increased costs and more stringent wastewater standards.

Our farms use water to sustain animal health (e.g., hydration, sanitation, and cooling) and to keep equipment clean. Our processing facilities use water for cooling, cleaning, sanitizing, and making our products, and used a total of 9.7 billion gallons in fiscal 2012. In the United States, our IOCs obtain water from municipal water supplies, from local surface and groundwater sources, private surface water impoundments, private wells, and spring water. See smithfieldcommitments.com for our water management inputs and outputs.



WATER USE (gallons/cwt)
2008
2009
2010
2011
2012
2016
88.9
78.6
78.1
80.1
79.8
GOAL
80.0

All values reported by fiscal year.

In order to compete and succeed in an increasingly water-constrained world, we are developing more proactive water management systems and closely monitoring water use. While we have met our targets, we continue to push ourselves to further improve our water management practices.

We monitor water use at each facility and make every effort to become more efficient. Since 2008, we have reduced water used per 100 pounds of product at our farms and our processing plants by 10 percent. The chart above illustrates the impacts of our efforts to produce our products using less water.

[1] We combine the performance for farming operations, first processing (i.e., slaughter), and further processing facilities. The data are normalized per 100 pounds of product (cwt) raised on the farms and shipped out of each plant.

We are working to assure adequate water supplies. In 2010, we utilized the World Business Council for Sustainable Development's (WBCSD) Global Water Tool to identify facilities located in water-stressed regions and prioritize our efforts. The most recent analysis projects that 92 percent of our domestic sites will have adequate water supplies through 2025. This year, we also began using the GEMI Local Water Tool developed by the Global Environmental Management Initiative[1] to examine more closely those facilities identified by the WBCSD tool as operating in areas of water stress. We are using this information to develop corrective action plans as needed.

See smithfieldcommitments.com for our domestic operations' 2025 projected annual renewable water supply results.

Energy Use

ENERGY USE TARGET
- 10% reduction over fiscal 2008 (normalized) by fiscal 2016

PROGRESS TO DATE
- Reduced normalized energy use by 5%

To monitor our progress and identify best practices, we track energy use at all our facilities. Our target is to reduce our energy intensity (energy use per 100 pounds of product) to 10 percent below fiscal 2008 levels by fiscal 2016. Meeting the target should also reduce greenhouse gas (GHG) emissions. During fiscal 2012, a variety of newly implemented energy reduction efforts significantly lowered our utility bills while reducing normalized energy use by 5 percent. This progress was made despite a continuing shift to the production of resource-intensive, fully cooked (ready-to-eat) products for foodservice customers and consumers.


ENERGY USE (decatherms/cwt)
2008
2009
2010
2011
2012
2016
0.123
0.121
0.124
0.122
0.117
GOAL
0.111

All values reported by fiscal year. More than 90 percent of our facilities report energy data (electricity, natural gas, and propane use).

TURNING MANURE INTO RENEWABLE ENERGY

Over the last few years there has been increased interest in the benefits of renewable fuel use. Several states have legislation encouraging electricity providers to generate power from renewable sources, including hog manure. New technology is helping to make hog manure more suitable for conversion to energy.

Murphy-Brown and its contract growers' farms have a ready supply of feedstock—manure—for renewable energy projects. We believe we can make a strong contribution. Our new barn scraper technology produces hog manure highly suitable for conversion to energy due to its reduced water content, making our farms attractive partners for energy developers.

Smithfield has been exploring manure-to-energy projects for a number of years, with an aim of supporting growth in the renewable energy field while creating valuable energy from our byproducts. We have signed supply agreements with energy developers to begin work on several projects to turn hog manure into energy on company-owned farms.

Our larger farms are well-suited to integrating a complete manure-to-energy system utilizing methane gas produced from each facility's hog manure. For example, a project under construction at our company-owned Circle Four Farms in Utah will capture methane gas from hog manure and convert it into up to 3.2 megawatts of electrical energy beginning in the fall of 2012.

Greenhouse Gas (GHG) Emissions

GHG EMISSIONS TARGET
- 10% reduction over fiscal 2008 (normalized) by fiscal 2016

PROGRESS TO DATE
- Reduced normalized GHG emissions by 11%

Climate change, which has been linked by many scientists to GHG emissions, may have future impacts on water availability, energy prices, weather patterns, and demand for consumer goods. As in any industry, GHG emissions occur during the production and distribution of our products. For example:

- Farms emit GHGs through animal manure, treatment systems, and crop production.

[1] Smithfield's assistant vice president of environmental affairs was elected as chairman of GEMI in 2012.

- Our transportation fleet emits GHGs through fuel combustion.

- Processing plants emit GHGs as a result of energy use and as a wastewater treatment byproduct.


DIRECT AND INDIRECT GHG EMISSIONS
(metric tons CO2e/cwt)
2008
2009
2010
2011
2012
2016
0.0161
0.0159
0.0150
0.0149
0.0143
GOAL
0.0145

All values reported by fiscal year.

As an agriculture-based company, climate change could affect key inputs to our business through shifts in temperature, water availability, precipitation, and other variables.

While climate change poses potential risks, it also offers opportunities for Smithfield to develop renewable energy sources. For instance, we leased a section of Murphy-Brown property in Utah to a wind energy developer. This year, wind turbines at the site are generating 135.5 megawatts of electricity—enough to power nearly 4,000 homes.

In 2012, we adopted a new GHG reduction target, largely in response to stakeholder requests. We have lowered our normalized GHG emissions[1] over the past four years by using energy more efficiently and using lower-emission fuels, among other initiatives. In fiscal 2012, our normalized GHG emissions were 11 percent below 2008 levels.

Materials Use & Solid Waste

Our waste reduction approach is to divert materials with a residual value away from our waste streams toward recycling or reuse. We can make the greatest progress in our solid waste reduction and recycling efforts by focusing on eliminating packaging waste, such as corrugated board and a variety of plastics.

SOLID WASTE TO LANDFILL TARGET

- 10% reduction over fiscal 2008 (normalized) by fiscal 2016

PACKAGING REDUCTION TARGET

- One new packaging reduction project per year per IOC

ZERO-WASTE-TO-LANDFILL TARGET

- Each IOC to have one facility sending zero waste to landfills by fiscal 2018

PROGRESS TO DATE

- Reduced normalized solid waste to landfill by 12%
- All IOCs introduced new packaging reduction projects in fiscal 2012
- No facilities achieved zero-waste-to-landfill status in fiscal 2012

New packaging reduction and zero-waste-to-landfill targets were added in fiscal 2012. To be classified as a zero-waste-to-landfill facility, a facility must not send any waste to landfill for a full 12 months. Because we added this target in fiscal 2012, none of our facilities will be able to qualify until at least fiscal 2013.

We have reduced solid waste landfill disposal per 100 pounds of product by 12 percent since 2008. We are also making efforts to recycle more materials and use packaging with post-consumer recycled materials. Although we have already surpassed our waste reduction target, we continue to push for greater efficiencies. To challenge ourselves further, we introduced a new waste target in fiscal 2012: Each domestic IOC must have at least one facility achieve zero-waste-to-landfill status by fiscal 2018.


SOLID WASTE TO LANDFILL (lbs/cwt)
2008
2009
2010
2011
2012
2016
2.66
2.90
2.71
2.70
2.33
GOAL
2.39

All values reported by fiscal year. Data do not include Murphy-Brown. Solid waste is typically hauled away for a fixed fee; reliable weights are not available.

[1] Smithfield reports GHG emissions using the Greenhouse Gas Protocol Initiative developed by the World Resources Institute (WRI) and the WBCSD (www.ghgprotocol.org). Publicly available emission figures are used where no reliable data is available from energy providers. We report on scope 1 emissions (direct) and scope 2 emissions, which include indirect emissions associated with the use of purchased electricity.

PACKAGING SAVINGS
Several of our IOCs implemented packaging reduction initiatives in fiscal 2012 at a combined cost of $860,000—with a resulting savings of $2.75 million.

Cardboard Recycling

Many of our plants continue to reduce waste sent to landfills through improved cardboard and paper recycling. For instance, Farmland Foods' Lincoln, Nebraska, location increased cardboard and paper recycling by nearly 725 tons through a concerted effort to capture these wastes that previously were sent to landfills. The facility also saved more than $99,000 in disposal fees.

The volume of cardboard recycled each year has declined 17 percent since 2008 because we have emphasized source reduction before recycling. By focusing on reusing or discontinuing cardboard totes for transferring our product, our recycling rate is at nearly its lowest since we started tracking it despite increased production over the past five years. Instead of disposing of each tote after it is used, we now inspect each one and, whenever possible, place a new plastic liner inside. This allows us to reuse each one up to five times before recycling it, reducing costs by hundreds of thousands of dollars and diverting tons of cardboard from landfills. We expect cardboard recycling rates to continue to fall as we implement packaging design improvements and expand our waste prevention projects. (Office paper, cardboard, aluminum, and, in some cases, plastic soda bottles are recycled at our offices, but amounts are not tracked.)

CARDBOARD RECYCLING (tons in thousands)

2008	2009	2010	2011	2012	08–12 change
32.4	29.1	29.6	25.5	26.9	–17% ▼

All values reported by fiscal year.

Compliance

COMPLIANCE TARGET
- Reduce NOVs each year

PROGRESS TO DATE
- 97% of our 532 processing facilities and farms received no NOVs in calendar 2011 (see page 8 footnote for breakdown)

NOTICES OF VIOLATION AND FINES AT WHOLLY OWNED FARMS AND PLANTS

	2007	2008	2009	2010	2011	07–11 change
NOVs	50	40	36	63	38	–24% ▼
Fines	$266,446	$69,616	$81,726	$164,184	$407,779	53% ▲

All values reported by calendar year. Between 2006 and 2007, $160,000 was voluntarily paid as part of the National Air Emissions Monitoring Study.

We seek full compliance with local, state, and federal environmental requirements at all times and have compliance management programs that train and motivate employees to prevent, detect, and correct violations. We track several indicators of compliance, including NOVs and penalties. Most NOVs and penalties since 2009 can be attributed to a few facilities experiencing wastewater pretreatment systems issues.

Our environmental team has worked to resolve those, and the number of NOVs fell by 40 percent in 2011. Total fines for domestic facilities increased in 2011 due, in part, to penalties assessed at our Sioux Falls, South Dakota, facility.

We are pleased to report that Murphy-Brown, Smithfield's livestock production subsidiary, did not receive NOVs at any of its 460 hog-raising operations in the United States in calendar 2011. Our domestic contract farms received 58 NOVs from environmental agencies over the same period. The vast majority of these were related to alleged record-keeping deficiencies.

FARM NOTICES OF VIOLATION: MURPHY-BROWN AND CONTRACT FARMS

	2007	2008	2009	2010	2011	07–11 change
Murphy-Brown	11	6	5	5	0	–100% ▼
Contract Farms	82	53	46	50	58	–29% ▼

All values reported by calendar year. Contract farm values are based on reviews of state databases and production staff surveys.

FOOD SAFETY & QUALITY

Producing safe, high-quality, and nourishing food is the most important thing we do as a business. When it comes to food safety, we like to say that we aim every day to create non-events. Smithfield and its independent operating companies (IOCs) work together to ensure traceability and to provide the highest-quality meats and packaged foods to our customers. Our vertically integrated business model helps to support the safety and quality of our products through careful management, strict policies, and dedicated food safety professionals. Responsibility for food safety stretches across our company—from our corporate Food Safety Council to the employees within each of our facilities.

Food safety is a complex undertaking that we take very seriously. We partner with industry, government, and independent experts to create and implement rigorous food safety and quality practices. We believe our systems lead the industry, and we work hard to adopt the most up-to-date, science-based procedures. All Smithfield companies follow a comprehensive approach that addresses each phase of production, from farms to processing plants. Our food safety systems are based on the comprehensive Hazard Analysis and Critical Control Points system required for all U.S. meat and poultry companies. These systems are reviewed and validated annually as part of the Global Food Safety Initiative (GFSI) certification process.


Saratoga Specialties in Bolingbrook, Illinois, operates a dry seasoning quality assurance lab.

OUR FOOD SAFETY & QUALITY GOALS

- Deliver safe, high-quality meat products and eliminate recalls
- 100% compliance, 100% of the time

OUR FOOD SAFETY & QUALITY TARGETS

- Obtain 100% Global Food Safety Initiative (GFSI) certification for all relevant facilities[1]
- Assure a wide variety for different diets and needs, and include products designed to address health and wellness in accordance with accepted standards

[1] Relevant facilities are those producing meat for human consumption.

Our original food safety target was to obtain GFSI certification for all relevant facilities. Today, all relevant facilities—37 in total—are GFSI certified and subject to GFSI's annual third-party audits. Our target now is to maintain the certification at all facilities.

TRAINING AND AUDITING

Maintaining a company-wide culture of safe food requires that our employees meet our strict food safety requirements and are familiar with best practices. Our Food Safety and Quality Training Policy outlines required food safety and quality training topics, trainer qualifications, and the frequency of training at all of our subsidiary processing facilities. All employees undergo rigorous training in these food safety and quality policies and procedures—tailored to each of Smithfield's companies—to keep our foods safe. Employees typically undergo one general training a year, plus additional job-specific training. In addition, GFSI verifies employee-training programs as part of their auditing processes.

We developed first-generation, comprehensive auditing protocols about 30 years ago to improve our ability to effectively control food safety hazards. Since then, we have updated and enhanced the protocols to meet changing customer and consumer demands, and ensure continuous improvement. Our rigorous microbiological testing programs constitute a significant part of our ready-to-eat food safety programs. We conduct in-house research to test the accuracy of "sell by" dates and also perform so-called "challenge studies" in which pathogens are intentionally inoculated on

VALUE CREATION

Producing safe, high-quality food builds value for our business, our investors, and our customers, including the restaurants and retail chains that sell our products. One of our biggest risks as a company is food safety. We have systems in place designed to monitor food safety risks throughout all stages of our vertically integrated process. However, any perceived or real health risks related to our products—or to the food industry in general—could adversely affect our company's reputation and our ability to sell our products.

Virtually all food is susceptible to contamination by disease-producing organisms or pathogens that are found in the environment. Any contamination of our products could subject us to product liability claims, adverse publicity and government scrutiny, investigation, or intervention, resulting in increased costs and decreased sales as customers lose confidence in the safety and quality of our food products.

Smithfield invests millions of dollars each year in capital improvements to facilities and equipment, focusing on the safety of our products and protection of our employees while simultaneously enhancing production at existing and new facilities. Since our last report, Smithfield Foods spent more than $5.6 million on projects that were specifically requested to address food safety and quality issues. These projects included upgrades to facilities, washing and sanitizing equipment, and metal detectors.

test samples in labs to help us determine how to better protect our products and increase their shelf life.

We now do our microbiological testing in-house at some facilities, saving us more than $1 million a year in costs that were previously paid to third-party laboratories. Our internal labs are all certified according to the American Association for Laboratory Accreditation.

NUTRITION

Smithfield offers affordable products that are a significant source of protein. We believe it's important to provide consumers with a wide range of dietary choices. Some consumers want products with reduced fats, sugar, and salt, while others resist making compromises on flavor or convenience. Our research and development teams of nutritionists, chefs, and food scientists work with our customers—including supermarkets, public school systems, and restaurant chains—to develop innovative products that respond to evolving customer needs. In fiscal 2012, we opened a state-of-the-art innovation center and pilot plant for new product development. Over the years, we have developed leaner cuts of pork, and several of our products meet the American Heart Association's certification criteria for foods that are low in saturated fat and sodium content. All our packaged meat product categories—bacons, hams, hot dogs, and sausages—include product lines that are nutritionally improved with either lower sodium, reduced fat, or less sugar.

> Smithfield Foods had one domestic product recall during the latest reporting period. In May 2011, Smithfield Packing recalled 216,238 pounds of portobello mushroom-flavored pork loins because some of the product may have contained an undeclared allergen. The product was prepared using an ingredient blend that contained whey (from milk), a known allergen that was not declared on the label.

We have been evaluating the sodium levels in all our products to ensure that we are offering a balance of choices for a variety of preferences, diets, and lifestyles. At the end of fiscal 2012, we had about 100 reduced-sodium products in the marketplace, up from about 75 the previous year. Salt is a key ingredient in many of our products and helps us meet customer and consumer demands for quality, authenticity, flavor, and convenience.

Smithfield's sodium policy, which is based on our commitment to producing wholesome food products for our customers, is consistent with the view that a healthy lifestyle is not based just on one nutrient, but on a range of factors, including dietary patterns and exercise. Our policy—which we updated in 2011—is available at smithfieldcommitments.com.

TAME THAT FLAME!

Forget what your mother might have told you: It turns out that cooked pork can be pink in the middle after all. In May 2011, the U.S. Department of Agriculture's Food Safety and Inspection Service announced that it had lowered its recommended temperature for cooked pork by 15 degrees. The decision came as a result of significant food safety improvements in the pork industry in recent years. For example, the parasitic disease trichinosis has been eliminated from the commercial U.S. pork supply. According to the agency, pork can be safely consumed if cooked to an internal temperature of 145 degrees (Fahrenheit) and allowed to rest for three minutes rather than the 160 degrees it previously recommended. This means pork is now held to the same temperature criterion as cuts of beef, veal, and lamb.



Farmland Foods employees in Kansas City volunteer their time to the Harvesters food bank.

HELPING COMMUNITIES

Smithfield values the importance of strong, vibrant communities and strives to make a positive impact in the areas where our employees work and live.

In many of the rural areas where we do business, a Smithfield independent operating company (IOC) is the primary employer in the community. Assisting our employees and those who live around our farms and our plants helps the community get to know us. Contributing to thriving local communities enables us to become a stronger, more vital company.

At Smithfield, we focus in particular on programs that nourish the body and the mind. In addition to hunger relief and learning-related initiatives, we and our IOCs also provide support for local and international environmental stewardship efforts, disaster relief, support of first responders and military families, and an emerging area of focus: health and wellness. In fiscal 2012, Smithfield companies contributed $3.95 million in cash donations to programs and organizations we support.

OUR COMMUNITY GOAL

- Provide food to those in need and enhance education in our communities

OUR COMMUNITY TARGETS:

- Provide 4 million servings a year of food for those in need
- Each Pork Group IOC to support two Learners to Leaders® programs
- Each facility to support two FFA Organization or equivalent education events
- Each facility to participate in at least one cleanup day

HUNGER RELIEF

As a food company, we believe we have a responsibility to help feed families who are struggling to afford the food they need. According to the national hunger relief nonprofit, Feeding America,® more than one out of six children in the United States lives in a food-insecure household, which means they do not always know where they will find their next meal.

Smithfield Foods and its independent operating companies have a long history of stocking food banks, supporting after-school nutrition programs, and providing food relief in the wake of natural disasters. We are especially proud of our partnerships with our retail grocery customers across the country, whose in-store fundraisers generate dollars that further our hunger relief efforts.

In fiscal 2012, we donated 6.9 million servings of food through Helping Hungry Homes.

In our nation's food banks, sourcing and providing fresh meats and other protein presents a special challenge. Though it is critical for good health, fresh protein is more expensive than shelf-stable food such as canned soups, cereals, and pasta. It is also more expensive to transport because it requires refrigeration. With food banks facing record demand for services, the need for protein is greater than ever.

In 2008, Smithfield Foods launched a major initiative, Helping Hungry Homes, to help address the growing problem of food insecurity in the United States and, specifically, to help address

VALUE CREATION

Contributing to local communities by offering employment and paying taxes is one of the primary ways we create value for communities, but we also create value through strengthening the communities surrounding our farms and operating plants by supporting areas such as hunger relief, education, and health and wellness.

Our activities also support agricultural communities in the regions where we operate (see the Animal Care section of this report).

We are interdependent with our communities in many ways:

- Strong communities support our ability to recruit and retain good workers and enable us to become a stronger, more vital company.
- The economic vitality of our local communities—and agricultural communities more broadly—provides the basis for a reliable supply of the goods and services we need to operate.
- Stable, well-governed communities provide a good place for our employees to live.

By the Numbers	Fiscal 2012
Cash donations	$3.95 million
Food donations (cash value)	$7.19 million
Food donations (servings)	6.9 million
Total amount of donations	**$11.14 million**

the growing need for protein. Since launch, we have donated 56.5 million servings of pork to food banks and other organizations that provide food for people in need. Smithfield delivers the products in refrigerated trucks directly to food banks and organizations that serve the hungry, greatly reducing the cost of transportation and storage. In fiscal 2012, we worked with more than 50 food banks to make food deliveries and donated approximately $7.19 million of product to those in need.

EDUCATION

At Smithfield, we believe that education is the bedrock of any strong community. We've long supported programs that offer learning opportunities in the communities where our employees live, work, and raise their families. One of our company's core values is helping to extend educational opportunities to young people who will be tomorrow's leaders in our communities. We seek opportunities to engage with local educators and students, contributing to vibrant and dynamic neighborhoods where individuals and businesses can thrive.

For the last decade, the Smithfield-Luter Foundation has helped to provide an educational foundation for those who need it through educational scholarships for our employees' children and grandchildren at select universities. Since the inception of this program, we have awarded 127 annual scholarships worth more than $2 million. In fiscal 2012, the Smithfield-Luter Foundation awarded 34 scholarships totaling $256,000.

Our Learners to Leaders program focuses on students from disadvantaged backgrounds who have the desire to succeed but don't yet have the skills to overcome their challenges—whether academic, social, or economic. We fund six different programs. In fiscal 2012, we provided nearly $356,000 in funding to 350 students.

HEALTH & WELLNESS

Smithfield recognizes that supporting the health and wellness of individuals makes good business sense. It increases productivity, reduces health care costs for all, and contributes to a better quality of life. Increasingly, we are supporting health and wellness initiatives in the communities where our operations are located, and our IOCs are also involved in supporting health causes that touch their consumers and employees.

Early in 2012, Smithfield Foods took part in "Smithfield on the Move," a community program to encourage health and wellness in our headquarters town of Smithfield, Virginia. A coalition of local government, community groups, and corporate partners, the effort has to date completed a needs assessment and is in the process of developing specific recommendations.

> *"Meat and other high-protein products are in high demand at our food banks. Meat is one of the most difficult items for Feeding America food banks to obtain in sufficient quantity. We're grateful for the support of Smithfield Foods, whose donations of meat and transportation to member food banks help us provide critically needed protein to the hungry. Smithfield's commitment extends to the transportation of the meat via refrigerated truck, which ensures the product is delivered at no cost directly to the food banks."*
>
> —Bill Thomas, Chief Supply Chain Officer, Feeding America


PARCELĂ FERTILIZAT
Smithfield Fe
TEL: + 40 256 278 80
www.smithfieldferme.r

Smithfield Ferme in Romania produced more than 900,000 hogs in fiscal 2012.

INTERNATIONAL OPERATIONS

Smithfield Foods wholly owns six international operations, consisting of four subsidiaries in Poland and Romania and two food distribution operations in the United Kingdom and Romania.

Agri Plus is one of Poland's largest hog producers and provides a substantial portion of its hogs to our Polish meat processing affiliate, Animex. In Romania, Smithfield Ferme raises hogs principally for the pork processor Smithfield Prod. Agroalim, a large food distributor in Romania, supplies meat produced at Smithfield Prod to the Romanian market.

Our hog-raising operations in Poland and Romania raised approximately 2.4 million market hogs in fiscal 2012. Our food processors in those countries produced more than 800,000 pounds of fresh pork and packaged meat products in the same period.

Our international operations follow the same systems for animal care, environmental management, and food safety as we do in the United States, and they are currently making efforts to implement employee health and safety standards globally. We have also developed new sustainability goals and targets, like those in our domestic operations, for our international operations. We will implement these during fiscal 2013. In this section, we are including four years of data and other information about our wholly owned Polish and Romanian operations.

ANIMAL CARE

We take pride in keeping our animals healthy, safe, and comfortable. Since 1998, our hog production operations in Europe have adhered to the European Convention for the Protection of Animals Kept for Farming Purposes. All our European operations have maintained a formal Animal Care Policy consistent with Murphy-Brown's since 2008.

We are forming an International Animal Care committee that will meet quarterly and improve communication among our European subsidiaries, monitor changes in European Union (EU) and country-specific regulations, and share best practices among our farming and first processing operations.

Neglect or abuse of animals in any form is not tolerated and is grounds for employee or contract grower termination. Offenders may also be subject to criminal prosecution under applicable local laws. Our European hog-raising operations are regularly audited to ensure compliance.

Housing Pregnant Sows

The European Union's Agriculture Council issued a 2001 Directive (Council Directive 2001/88/EC) addressing the health of pregnant sows in gestation stalls. The "EU Pigs Directive" sets minimum standards that initially apply to all facilities built or rebuilt after 2003. By January 2013, all existing facilities must meet these provisions. Our company-owned farms in Europe comply with these requirements. In Poland and Romania, approximately 90 percent of the raw meats used in our products come from farms that already meet the pregnant-sow housing requirements. The remaining contract farms and suppliers are working toward meeting the 2013 schedule for completion.

VALUE CREATION

In addition to employing thousands of local citizens directly and contributing to the agricultural economies in Poland and Romania, Smithfield has supported the culture and traditions of the communities where we operate. Smithfield Foods is one of the largest U.S. investors in these countries and provides a successful example of the cooperation between Eastern European and U.S. professionals in the agricultural, animal husbandry, and food production industries.

Our European hog-raising operations almost exclusively purchase locally grown grains to feed the pigs on company-owned farms. By buying locally, we not only reduce our costs to transport grain from other regions; we also add value to the regional economy.

By the Numbers	Romania	Poland
Number of local grain suppliers	85	2,225
Local grain spending	$64 million	$120 million
Annual crop purchases (tons)	274,000	430,000
Percent purchased locally	100%	100%

All values for fiscal 2012.

Antibiotics Use

Antibiotics are given strategically when pigs are sick or injured or when they are vulnerable to or exposed to illnesses. In Romania, our operations have stopped using feed-grade antibiotics and now, as we do in Poland, use only water-based and injected antibiotics. Authorized veterinarians oversee the usage of antibiotics on company-owned and contract farms, monitoring them on a weekly basis. Our antibiotics administration process is overseen and controlled by regulatory agencies in each country where we operate.

In 2006, the European Union banned the feeding of all antibiotics and related drugs to livestock for growth promotion purposes. Our European farms follow these strict guidelines and comply with all antibiotic withdrawal timelines.

Safe Transportation

Our European companies continue working to improve their accident-response procedures. Over the past year, we have devoted considerable resources to making our live-haul accident-response procedures more consistent with our domestic operations. We also conduct extensive training for all processing, security, and transportation employees. Although rare, accidents do happen. In fiscal 2012, Smithfield Ferme did not report any transportation accidents; Agri Plus' contract hauler had one accident involving pigs.

EMPLOYEES

Smithfield has about 10,000 employees in Europe. We offer good jobs in rural villages with high unemployment rates. In many regions where we operate, we are one of the largest employers. Moreover, we are often the largest buyer of local feed grain, supporting family farms in the areas where we operate.

WORKFORCE COMPOSITION

In 2011, employees at our Polish farms and processing plants were almost uniformly Polish nationals. Of approximately 8,000 employees, 53 percent were women. Women made up 39 percent of senior management.

In Romania, our nearly 2,000 employees were almost uniformly Romanian nationals, and 33 percent were women. Women made up 32 percent of the management team.

Though the international IOCs must first comply with the health and safety regulations and requirements of their individual home countries, it is important that they also meet Smithfield Foods' standards and have reliable systems in place to identify safety risks and communicate best practices. Our U.S.-based safety experts recently studied the European operations' safety policies, training standards, and performance records in order to develop a global program for all of our facilities. Currently, all European locations are conducting monthly self audits with regular follow-up audits by IOC or corporate safety professionals at least once a year.

All international operations have access to the Smithfield Employee Injury Prevention Management System (EIPMS), allowing them to review Smithfield safety standards, regulatory requirements, and examples of compliance policies and procedures from other similar business units throughout the company. Each location has a Health and Safety Committee in accordance with local regulations.

We are working to develop safety metrics for European operations that are consistent with those in the United States. In fiscal 2013, we expect to launch a safety scorecard for our international units to enable meaningful comparison among all Smithfield IOCs.

ENVIRONMENT

Like our domestic operations, our international companies strive to improve operational efficiency, reduce natural resource consumption, and comply fully with all relevant environmental laws. Smithfield's international operations manage risks and track their environmental performance through regular monitoring, internal audits, and, in some cases, third-party audits. These reviews assess compliance with all relevant environmental regulations and verify that the environmental management is effective. The results of all audits are reported to facility management. Corrective actions are prioritized and addressed as quickly as possible.

> All our operations in Romania are ISO 14001 certified. Our Polish farming operations and feed mills also are ISO 14001 certified, and all Polish processing plants are expected to be certified by the end of 2012.

Contract Growers

Our Polish farming operation works with roughly 700 contract farms, which supplied approximately half of the hogs processed by our meat production facilities in fiscal 2012. The processing operations purchase the remaining 50 percent from independent farmers and suppliers. In total, the company puts more than $37 million in contract payments into the Polish economy.

Our Romanian farm group, Smithfield Ferme, began working with local farmers in the first phase of a wean-to-finish contract farm initiative in 2009. To date, these relationships have resulted in the construction of four operational contract farms. In July 2011, construction began on three additional farms.

We do not track the individual performance of our contract growers, but each must comply with all relevant environmental laws and permit requirements. Violations may result in contract terminations or the removal of livestock from a grower's farm.

Environmental Performance

We closely monitor environmental performance at each European facility and make every effort to improve the efficiency of our operations. Since 2008, we have reduced water use per 100 pounds of product at our farms and our processing plants by 4 percent. Normalized electricity use fell by nearly 13 percent, thanks to continued efficiency improvement projects. We also reduced our normalized greenhouse gas (GHG) emissions by 32 percent over the same period. The amount of waste sent to landfills per 100 pounds of product decreased by 18.2 percent.

> **DATA COLLECTION AND MANAGEMENT**
>
> The data in this section account for all nine processing plants and 63 hog-farming operations managed by our wholly owned European subsidiaries in Romania and Poland. We continue working to collect and report international operations data in a way that is compatible with our domestic companies. For the first time, we are reporting the most recent performance metrics according to fiscal year rather than calendar year. This will allow comparisons among companies and help our international operations join in the efforts to meet our company-wide sustainability goals.

INTERNATIONAL OPERATIONS NORMALIZED INDICATORS

	CY 2008	CY 2009	CY 2010	FY 2012	CY08–FY12 Change
Water Use (gallons/cwt)	124.8	128.8	114.5	120.2	–4% ▼
Energy Use (decatherms/cwt)	0.193	0.190	0.188	0.168	–13% ▼
Direct and Indirect GHG Emissions (metric tons CO_2e/cwt)	0.025	0.024	0.022	0.017	–32% ▼
Solid Waste to Landfill (lbs/cwt)	2.51	2.30	1.59	1.48	–41% ▼

All values prior to fiscal 2012 reported by calendar year. Most recent values reported by fiscal year. We have changed reporting to better match our domestic operations. GHG emissions and solid waste totals do not include farming operations. Smithfield reports GHG emissions using the Greenhouse Gas Protocol Initiative developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD). Publicly available emission figures are used where no reliable data is available from energy providers. We report on scope 1 emissions (direct) and scope 2 emissions, which include indirect emissions associated with the use of purchased electricity and steam. In previous reports, waste data erroneously included animal byproducts, which are not defined as solid waste or disposed of in landfills. The corrected data now include only solid waste sent to landfills.

Environmental Compliance

Our wholly owned international subsidiaries, including hog production operations, received eight notices of violation (NOVs) in 2011, up from two the previous year. Our processing operations had zero NOVs for the third year in a row. In 2011, our farms received eight NOVs and $4,977 in fines. This increase was a result of several farms that surpassed their permit limits for water use, manure production, and solid waste generation.

NOTICES OF VIOLATION AND FINES FOR WHOLLY OWNED FARMS AND PLANTS

	2008	2009	2010	2011	08–11 change
Plant NOVs	1	0	0	0	–100% ▼
Plant Fines	$4,474	0	0	0	–100% ▼
Farm NOVs	14	22	2	8	-43% ▼
Farm Fines	$17,995	$3,497	0	$4,977	-72% ▼

All values reported by calendar year. In the last report, farm NOVs for calendar 2010 were erroneously reported as zero. They are corrected here.

FOOD SAFETY & QUALITY

At Smithfield Prod, Animex, and Agroalim, food safety is a top priority. We use a number of food safety processes and programs, including Hazard Analysis and Critical Control Points (HACCP), ISO 22000, and the Global Food Safety Initiative (GFSI). Our operations also have cross-functional food safety teams to develop and implement food safety goals and evaluate the efficacy of our food safety practices. We also closely monitor all relevant EU food law changes, which allows us to better adapt to the changing legal landscape and effectively communicate with our suppliers.

All Smithfield employees undergo extensive facility-specific training in food safety policies and procedures to keep our foods safe. Each worker is trained upon hiring and is retrained on a regular basis, depending on his or her job requirements.

There were recalls of approximately 13,600 pounds of fresh and packaged meat products for microbial or labeling issues by our Polish processing plants during the fiscal 2012 reporting period. They were also assessed approximately $5,440 in fines. No significant penalties or fines associated with food safety were assessed at any of our other European operations since our last report.

HELPING COMMUNITIES

Our European operations maintain a wide range of programs that are important to the people who live in and around our communities, and that contribute to local economic development. We prioritize funding for hunger relief efforts, environmental outreach, and education for local students. We also support cultural awareness programs that honor the rich heritages of the communities in which we operate. Some of the highlights from the 2011/2012 reporting period include the following:

- Our Romanian operations' "Food for Souls" program provides fresh meats and hot meals to disadvantaged citizens of Timisoara and the surrounding area. Since the program's 2009 launch, we have provided roughly 59,500 pounds (238,000 servings) of meat and protein products to people in need.
- Our Polish processing company supports school lunch campaigns in a number of districts and donates meat products to help our communities. In 2011, our processing plants delivered 112,000 pounds (448,000 servings) of food products worth $99,900 to provide meals to local children and those in need. They also donated more than $32,000 to charities and to support local emergency services.
- For seven years, our Romanian hog-growing operation has been a primary sponsor of "Millions of People, Millions of Trees." As a result of our efforts, more than 21,000 trees have been planted around the country.
- Our Polish hog-growing operation continued support for local communities by donating more than $80,000 to schools for food and supplies and to support local emergency services.
- Over the past five years, our Romanian farming group has supported more than 12,000 local students in 91 villages through its "Back to School" educational program. It supplies backpacks, pencil cases, and other school essentials to preschool and primary school children, enhancing their access to education.
- Our Polish processing company funds scholarships for children of employees and farmers from rural areas. The program, which began with a handful of scholarships in 2007, grew to 94 scholarships in the 2011/2012 school year, totaling about $62,000. Our scholarship program is aimed at local students and is based, in part, on the assumption that some of them will become employees of our company after finishing their studies.

OUR FAMILY OF COMPANIES

This chart provides an overview of Smithfield Foods' organizational structure. Our independent operating companies and joint ventures make us a $13 billion global food company and the world's largest pork processor and hog producer. In the United States, the company is also the leader in numerous packaged meats categories with popular brands including Smithfield, Eckrich, Farmland, Armour, and John Morrell.

PORK

FISCAL 2012 SALES: $11.1 BILLION

Farmland Foods, Inc.

- Cook's Ham, Inc.
- Stefano Foods, Inc.

John Morrell Food Group

- Armour–Eckrich Meats, LLC
- Curly's Foods, Inc.
- Patrick Cudahy, LLC

The Smithfield Packing Company, Incorporated

- Cumberland Gap Provision Co.
- Smithfield Specialty Foods Group

HOG PRODUCTION

FISCAL 2012 SALES: $3.1 BILLION

Murphy-Brown LLC

- Premium Standard Farms, LLC

INTERNATIONAL

FISCAL 2012 SALES: $1.5 BILLION

HOG PRODUCTION

- **Agri Plus** Poland
- **Smithfield Ferme** Romania
- **Granjas Carroll de México**[1] Mexico
- **Norson**[1] Mexico

MEAT PROCESSING

- **Animex** Poland
- **Smithfield Foods Ltd.** United Kingdom
- **Smithfield Prod** Romania
- **Norson**[1] Mexico
- **Campofrío Food Group, S.A.**[2] Europe

Fiscal 2012 sales include intersegment sales of $2.5 billion.
[1] Joint venture (not included in sales figures).
[2] Smithfield Foods owns a 37 percent stake (not included in sales figures).

Farmland Foods, Inc., provides a broad selection of pork products for retail and foodservice customers in the United States and abroad. Its primary lines of business include fresh pork, case ready pork, hams, bacon, fresh sausage, processed sausage, lunchmeat, and specialty sausage. Since its founding in 1959, Farmland Foods has maintained a proud heritage of working side by side with American farm families. Smithfield Foods acquired the company in 2003. Farmland Foods has a large and growing international business, exporting products to more than 35 countries across six continents.

HEADQUARTERS:
Kansas City, MO

PRESIDENT:
Michael E. Brown

EMPLOYEES: 8,700

FISCAL 2012 SALES:
$4.4 billion[1]

farmlandfoods.com


PORK SAUSAGE PATTIES


OvenPerfect


Ham Chops


TWIN PACK

RECENT SUSTAINABILITY ACHIEVEMENTS

- Announced a strategic partnership with Harvesters Food Bank and also focused giving on Boys and Girls Clubs of Greater Kansas City, the American Heart Association in Kansas City, and the Susan G. Komen Foundation.
- Reduced solid waste on a normalized basis by 25 percent from fiscal 2008 through fiscal 2012 and reduced normalized CO_2 emissions by 15.1 percent over the same period.
- Installed automatic equipment at Lincoln, Nebraska, facility in 2011, reducing material costs by $320,000.
- Contributed more than $350,000 since 2007 to our Learners to Leaders partnership with the Denison Community School District and Iowa State University's Science Bound program. The partnership's first high school class graduated in May 2012, with eight students attending college in the fall. Through the Smithfield-Luter Foundation, one graduate received a full scholarship to Iowa State.
- Provided employees with more than $495,000 in tuition reimbursement in fiscal 2012.
- Donated $360,000 to various charitable and community-based organizations.

CORE BRANDS

Farmland
Cook's

SUPPORTING BRANDS

Ember Farms
Premium Standard Farms
Stefano Foods

FACILITIES

Carroll, IA
Denison, IA
Monmouth, IL
Wichita, KS
Kansas City, MO
Milan, MO
Charlotte, NC
Crete, NE
Lincoln, NE
Arnold, PA
Salt Lake City, UT

[1] Reflects intercompany sales.

The John Morrell Food Group traces its roots to the founding of John Morrell & Co. in 1827. The company is the oldest continuously operating meat processor in the United States. It consists of national and regional brands that help drive profitable growth in meat categories such as ham, smoked sausage, hot dogs, deli meats, bacon, pulled pork, and dry sausage. With brands that define the meat industry, the John Morrell Food Group brings expertise to retail, deli, foodservice, direct store delivery, convenience store, club store, military, and co-manufacturing outlets.

HEADQUARTERS:
Cincinnati, OH

PRESIDENT:
Joseph B. Sebring

EMPLOYEES: 9,700

FISCAL 2012 SALES:
$3.9 billion[1]

johnmorrellfoodgroup.com

CORE BRANDS

Eckrich, Armour, John Morrell, Kretschmar, Curly's, Carando, Margherita, Healthy Ones

SUPPORTING BRANDS

Patrick Cudahy, Krakus, Premium Pet Health, American Farms, Active Packs

FACILITIES

San Jose, CA
Denver, CO
Mason City, IA
Sioux Center, IA
Sioux City, IA
Bolingbrook, IL
St. Charles, IL
Peru, IN
Junction City, KS
Springfield, MA
St. James, MN
Omaha, NE
Elizabeth, NJ
Springdale, OH
Sioux Falls, SD
Smithfield, VA
Cudahy, WI


Healthy Ones


ECKRICH
SMOKED SAUSAGE


NEW!
John Morrell
ALL THE FLAVOR 50% LESS SODIUM!
BACON
LOWER SODIUM
50% LESS SODIUM


Kretschmar
OFF THE BONE
HERB & GARLIC CHICKEN BREAST

RECENT SUSTAINABILITY ACHIEVEMENTS

- Continued our Learners to Leaders programs for high school students in Sioux Falls, South Dakota, and in the Chicago area. For example, Saratoga Specialties in Bolingbrook, Illinois, partnered with Junior Achievement of Chicago and Taco Bell's Foundation for Teens program to educate students on financial awareness and fiscal responsibility.
- Donated $200,000 in May 2012 to Operation Homefront through the Eckrich Military Family Support Program. Operation Homefront provides emergency assistance to the families of service members.
- Partnered with WomenHeart and the Breast Cancer Research Foundation through the Healthy Ones brand to help prevent heart disease and increase breast cancer awareness, donating $50,000 to each organization.
- Made progress at turning the Armour-Eckrich plant in Peru, Indiana, into Smithfield Foods' first zero-waste-to-landfill facility. The plant made its last landfill shipment in May 2012.
- Joined forces with the American Red Cross to provide food and other emergency support to Springfield, Massachusetts, in the wake of a 2011 tornado.

[1] Reflects intercompany sales.

Smithfield

The Smithfield Packing Company, Incorporated, was founded in 1936 by Joseph W. Luter and his son, Joseph W. Luter, Jr. Primary lines of business include fresh pork, smoked meats, bacon, cooked hams, and hot dogs for retail, foodservice, and deli channels. The company exports products to approximately 30 countries. In addition to the Smithfield brand, its Gwaltney, Esskay, and Cumberland Gap products are among the leaders in their respective markets. Smithfield Specialty Foods Group is home of the Genuine Smithfield Ham, The Peanut Shop of Williamsburg, and other gourmet offerings.

HEADQUARTERS:
Smithfield, VA

PRESIDENT:
Timothy O. Schellpeper

EMPLOYEES: 12,500

FISCAL 2012 SALES:
$4.0 billion[1]

smithfield.com

CORE BRANDS

Smithfield
Gwaltney

SUPPORTING BRANDS

Cumberland Gap
Esskay

FACILITIES

Cumming, GA
Grayson, KY
Middlesboro, KY
Landover, MD
Clinton, NC
Kinston, NC
Tar Heel, NC
Wilson, NC
Portsmouth, VA
Smithfield, VA


Smithfield


Smithfield
Spiral
CARAMEL APPLE


Smithfield
SMOKED SAUSAGE


Smithfield
POUCH PACK

RECENT SUSTAINABILITY ACHIEVEMENTS

- Won the Excellence in Sustainability Award at the 2012 Walmart/Sam's Club Packaging Expo for a load optimization project. By maximizing truck capacity for deliveries, the company saved 118,000 gallons of fuel and reduced CO_2 emissions by 1,300 tons.
- Completed a surface water treatment plant in Tar Heel, North Carolina, in early 2012, reducing local groundwater use by approximately 780 million gallons annually.
- Began operating a grease and protein recovery system at Tar Heel plant that processes wastewater residuals instead of landfilling them, eliminating approximately 10,000 tons of landfilled materials each year.
- Purchased 1,350 collapsible plastic bins in 2012 to replace corrugated cardboard bins at three plants in North Carolina and Virginia, reducing the number of corrugated bins used annually by 692,000.
- Sent sludge to the local landfill from Tar Heel and Clinton plants in North Carolina to be converted into biogas for electrical turbines.
- Reduced salt in Smithfield Low Sodium Bacon to 50 percent below U.S. Dept. of Agriculture standards.

[1] Reflects intercompany sales.

Murphy-Brown LLC

The livestock production subsidiary of Smithfield Foods, Inc., Murphy-Brown LLC is the world's largest producer of hogs. Murphy-Brown is committed to producing high-quality products while protecting the environment and preserving family farms. In the United States, the company owns approximately 851,000 sows and brought 15.8 million hogs to market in fiscal 2012. Operations include 460 company-owned farms and contractual business relationships with approximately 2,100 family farms across 12 states. Its Smithfield Premium Genetics unit, based in Rose Hill, North Carolina, is responsible for improving swine genetics across the company's production herd.

HEADQUARTERS:
Warsaw, NC

PRESIDENT:
Robert W. Manly

EMPLOYEES: 5,000

FISCAL 2012 SALES:
$3.1 billion[1]

murphybrownllc.com

LOCATIONS

Colorado
Illinois
Iowa
Missouri
North Carolina
Oklahoma
Pennsylvania
South Carolina
South Dakota
Texas
Utah
Virginia

RECENT SUSTAINABILITY ACHIEVEMENTS

- Operated approximately 460 company-owned farms in the United States without receiving a single environmental notice of violation in calendar 2011.
- Completed the installation in 2011 of next-generation technologies for manure management at Premium Standard Farms in Missouri. This will make it possible to reduce odor and reduce the potential for environmental impacts on the farms.
- Donated $50,000 in 2012 to upgrade the FFA camp facilities in White Lake, North Carolina. This camp serves thousands of young FFA members annually.
- Contributed $11,000 in 2012 to complete Project Eagle Flight in Sampson County, North Carolina. This Eagle Scout project will be a centrally located and properly equipped landing pad for emergency medical service and Life Flight helicopters.
- Cosponsored the 2012 National 4-H Livestock Judging Contest during the 39th annual North American International Livestock Expo in Louisville, Kentucky. Supporting this event provides meaningful learning opportunities for 4-H youth interested in livestock production.

[1] Reflects intercompany sales.

ANIMEX

Animex is Poland's largest producer of fresh and packaged meats. The company is also home to the prized Krakus Ham. Primary lines of business include fresh pork and poultry as well as smoked and cooked hams, sausages, hot dogs, bacon, canned meats, and pâtés. Animex products are available in more than 50 countries at retail and through foodservice channels. The company operates red meat facilities in Elk, Morliny, Starachowice, and Szczecin; white meat facilities in Ilawa, Suwalki, Debica, and Opole; and feed mills in Grodkow and Zamosc.


Krakus
Szynka


Morliny


Morliny
Rodzinne
Polędwica sopocka


Krakus
Kabanosy

RECENT SUSTAINABILITY ACHIEVEMENTS

- Implemented cooling-water recycling systems at the Starachowice facility, saving 162 million gallons of water and $55,000 in water and sewer fees in 2011.
- Installed automatic controls at the Ilawa facility to balance incoming and exhaust air, reducing natural gas use by 72,000 cubic meters and electricity by 325,000 kWh for a combined savings of $68,500 per year.
- Supported school lunch campaigns in a number of communities and made other meat donations totaling 112,000 pounds (448,000 servings) in 2011.
- Funded 94 scholarships for children of employees and farmers from rural areas totaling approximately $62,000 for the 2011/2012 school year.
- Sponsored five Polish chefs in August 2011 as part of the third "World Chefs Tour Against Hunger" in South Africa. More than 200 chefs from 30 countries participated, raising $970,000 to help feed impoverished children who live in the slums of Johannesburg, Soweto, and other cities.
- Financed publication of educational guide for Warsaw Agricultural University—SGGW—for students considering a career in meat production and processing.

HEADQUARTERS:
Warsaw, Poland

PRESIDENT:
Darek Nowakowski

EMPLOYEES: 7,400

FISCAL 2012 SALES:
$1.2 billion[1]

animex.pl

MAJOR BRANDS

Krakus
Morliny
Morlinki
Berlinki
Mazury
Yano

FACILITIES

Debica
Elk
Grodkow
Ilawa
Morliny
Opole
Starachowice
Suwalki
Szczecin
Zamosc

[1] Reflects intercompany sales.

Smithfield prod

Smithfield Foods entered the Romanian meat products market in 2004. Since then, our Smithfield Prod subsidiary has become the nation's largest producer of fresh pork with a market share of approximately 30 percent. Smithfield Prod operates one of the most technologically advanced meat processing facilities in Europe, and its products are sold primarily to retail customers under the Comtim brand. Following a six-year ban on Romanian pork exports, in early 2012 Smithfield Prod became the country's first pork processor to receive European Union approval to sell products to member countries.

HEADQUARTERS:
Timisoara, Romania

PRESIDENT:
Bogdan Mihail

EMPLOYEES: 940

FISCAL 2012 SALES:
$240 million[1]

smithfield.ro

MAJOR BRANDS

Comtim

FACILITIES

Timisoara

RECENT SUSTAINABILITY ACHIEVEMENTS



- Donated approximately 60,000 pounds of food as part of "Food for Souls" initiative through local charities over the past three years in conjunction with Smithfield Foods' other Romanian operations.



- Donated 10 tons—80,000 servings—of fresh and packaged meats in February 2012 with Smithfield's other Romanian operations to citizens in the Vrancea region who were stranded in their communities due to dangerous winter conditions.



- Sponsored "Your world? A clean one!" program for the third year in 2011, educating the children of employees on environmental protection and waste recycling. This initiative also included environmentally oriented art and essay competitions.
- Helped promote the importance of a healthy lifestyle with employees participating in a marathon in Timisoara in 2011.



- Expanded the collection of the local school library in Utvin village through employee book donations as part of the campaign "Be the hero of the story! Offer a book."

[1] Reflects intercompany sales.

INTERNATIONAL HOG PRODUCTION

Smithfield Foods' international hog production division owns more than 200,000 sows in Mexico, Poland, and Romania through subsidiaries and joint ventures. They brought a combined total of 4.1 million hogs to market in fiscal 2012. The Mexican operations consist of 50 percent stakes in Granjas Carroll de México and Norson, a vertically integrated hog producer and meat processor. Agri Plus is one of Poland's largest hog producers and provides a substantial portion of its hogs to Smithfield's Animex meat processing subsidiary. Smithfield Ferme produces hogs in Romania principally for pork processor Smithfield Prod.

HEADQUARTERS:
Warsaw, NC

PRESIDENT:
Luis Cerdan

EMPLOYEES: 1,600[1]

FISCAL 2012 SALES:
$454 million[2]

Agri Plus

Headquarters: Poznan, Poland
agriplus.pl
Hogs Produced in Fiscal 2012: 1.46 million

RECENT SUSTAINABILITY ACHIEVEMENTS

- Supported local communities by donating more than $25,000 to schools for food and supplies and to support local emergency services.
- Sponsored education and sports programs for children in many rural areas where the company operates.
- Participated in World Water Monitoring Challenge events in Zachodniopomorskie and Pólnocnopomorskie.

Smithfield Ferme

Headquarters: Timisoara, Romania
smithfieldferme.ro
Hogs Produced in Fiscal 2012: 907,000

RECENT SUSTAINABILITY ACHIEVEMENTS

- Expanded the Green Campaign to multiple farms and introduced a pilot program at the Bacova village school to increase paper and plastic recycling rates.
- Sponsored "Millions of People, Millions of Trees" for the sixth year, with volunteers planting over 21,000 trees.
- Provided supplies to more than 12,000 students over the past five years through "Back to School" program.

GCM

Granjas Carroll de México, S. de R.L. de C.V.

Headquarters: Perote, Mexico
granjascarroll.mx
Hogs Produced in Fiscal 2012: 1.13 million

RECENT SUSTAINABILITY ACHIEVEMENTS

- Invested more than $179,000 to support medical staff development and health screening in local communities.
- Launched the Bandera Blanca program, providing all employees with health and wellness screenings to measure blood sugar, cholesterol, blood pressure, and general physical ability.
- Continued reforestation program stocked from a company-managed tree nursery.

norson®

Headquarters: Hermosillo, Mexico
norson.net
Hogs Produced in Fiscal 2012: 557,000

RECENT SUSTAINABILITY ACHIEVEMENTS

- Funded more than 300 scholarships through Academic Excellence program, helping prepare students for a university education.
- Donated more than three tons of pork in 2011 to surrounding communities, with a special focus on school systems and children in underprivileged areas.
- Maintained support of eight primary school systems in the Hermosillo area; provided schools with supplies and technology.

[1] Total employees do not include joint ventures GCM and Norson.
[2] Reflects intercompany sales. Total sales do not include GCM and Norson.

10-YEAR FINANCIAL SUMMARY

Fiscal Years (dollars and shares in millions, except per share data)	**2012**	2011	2010
OPERATIONS			
Sales	**$13,094.3**	$12,202.7	$11,202.6
Gross profit	**1,549.4**	1,714.1	730.1
Selling, general, and administrative expenses	**816.9**	789.8	705.9
Operating profit (loss)	**722.6**	1,095.0	62.8
Interest expense	**176.7**	245.4	266.4
Income (loss) from continuing operations	**361.3**	521.0	(101.4)
Net income (loss)	**361.3**	521.0	(101.4)
PER DILUTED SHARE			
Income (loss) from continuing operations	**$ 2.21**	$ 3.12	$ (.65)
Net income (loss)	**2.21**	3.12	(.65)
Book value[1]	**20.72**	21.21	17.54
Weighted average shares outstanding	**163.5**	167.2	157.1
FINANCIAL POSITION			
Working capital	**$ 2,162.7**	$ 2,110.0	$ 2,128.4
Total assets	**7,422.2**	7,611.8	7,708.9
Net debt[2]	**1,640.1**	1,747.6	2,556.9
Shareholders' equity	**3,387.3**	3,545.5	2,755.6
FINANCIAL RATIOS			
Current ratio	**2.90**	2.72	2.79
Net debt to total capitalization[3]	**33.0%**	33.0%	48.1%
OTHER INFORMATION			
Capital expenditures	**$ 290.7**	$ 176.8	$ 174.7
Depreciation expense	**238.6**	227.4	236.9
Common shareholders of record	**895**	956	1,010
Number of employees	**46,050**	46,350	48,000

[1] Computed using shareholders' equity divided by weighted average shares outstanding.
[2] Net debt is equal to notes payable and long-term debt and capital lease obligations, including current portion, less cash and cash equivalents.
[3] Computed using net debt divided by net debt and shareholders' equity.

2009	2008	2007	2006	2005	2004	2003
$12,487.7	$11,351.2	$9,359.3	$8,828.1	$8,983.6	$6,807.7	$4,907.6
624.6	1,148.4	1,060.5	1,040.1	1,173.9	787.9	470.2
798.4	813.6	686.0	620.9	595.6	496.1	431.4
(223.9)	396.8	422.7	430.7	595.5	290.7	29.2
221.8	184.8	133.6	117.6	117.2	109.3	76.7
(250.9)	139.2	211.9	206.2	315.8	122.4	(26.7)
(198.4)	128.9	166.8	172.7	296.2	227.1	26.3
$ (1.78)	$ 1.04	$ 1.89	$ 1.84	$ 2.81	$ 1.10	$ (.24)
(1.41)	.96	1.49	1.54	2.64	2.03	.24
18.51	22.71	20.03	18.11	16.93	14.31	11.83
141.1	134.2	111.9	112.0	112.3	111.7	109.6
$ 1,497.7	$ 2,215.3	$ 1,795.3	$1,597.2	$ 1,773.6	$1,346.5	$1,222.6
7,200.2	8,867.9	6,968.6	6,177.3	5,773.6	4,828.1	4,244.4
2,786.6	3,826.1	3,035.1	2,468.9	2,189.9	1,712.7	1,577.5
2,612.4	3,048.2	2,240.8	2,028.2	1,901.4	1,598.9	1,299.2
2.16	2.36	2.31	2.21	2.57	2.34	2.17
51.6%	55.7%	57.5%	54.9%	53.5%	51.7%	54.8%
$ 179.3	$ 428.8	$ 453.7	$ 367.2	$ 184.4	$ 119.1	$ 153.9
264.0	258.0	201.0	181.8	168.2	147.1	131.0
1,074	1,095	1,128	1,196	1,269	1,332	1,195
52,400	58,100	53,100	52,500	51,290	46,400	44,100

CUMULATIVE TOTAL RETURN COMPARISONS

The following charts compare the five-year performance and 10-year performance, respectively, of Smithfield Foods stock with the S&P 500 Composite Index and the S&P 500 Packaged Foods & Meats Index. The return for the five-year period is based on $100 invested on April 29, 2007, and the return for the 10-year period is based on $100 invested on April 28, 2002. Both returns assume that dividends were reinvested.

Data provided by Zacks Investment Research.

- Smithfield Foods, Inc.
- S&P 500 Composite
- S&P 500 Packaged Foods & Meats

FIVE-YEAR CUMULATIVE TOTAL RETURN



$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$30
$20
$142.90
$104.71
$70.10
4/29/07
4/27/08
5/03/09
5/02/10
5/01/11
4/29/12

	4/29/07	4/27/08	5/03/09	5/02/10	5/01/11	4/29/12
Smithfield Foods, Inc.	$100.00	$94.09	$28.44	$61.91	$77.83	$70.10
S&P 500 Composite	100.00	95.40	61.51	84.94	99.57	104.71
S&P 500 Packaged Foods & Meats	100.00	95.09	78.16	109.16	126.92	142.90

10-YEAR CUMULATIVE TOTAL RETURN



$300
$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
$40
$214.87
$159.59
$101.05
4/28/02
4/27/03
5/02/04
5/01/05
4/30/06
4/29/07
4/27/08
5/03/09
5/02/10
5/01/11
4/29/12

	4/28/02	4/27/03	5/02/04	5/01/05	4/30/06	4/29/07	4/27/08	5/03/09	5/02/10	5/01/11	4/29/12
Smithfield Foods, Inc.	$100.00	$89.62	$126.67	$144.10	$128.10	$144.14	$135.62	$41.00	$89.24	$112.19	$101.05
S&P 500 Composite	100.00	85.27	106.92	113.69	131.22	152.41	145.40	93.75	129.46	151.75	159.59
S&P 500 Packaged Foods & Meats	100.00	92.44	120.56	129.03	124.85	150.36	142.98	117.51	164.14	190.83	214.87

MANAGEMENT

CORPORATE OFFICERS

C. LARRY POPE
President and
Chief Executive Officer

GEORGE H. RICHTER
President and Chief
Operating Officer,
Pork Group

JOSEPH W. LUTER, IV
Executive Vice President

ROBERT W. MANLY, IV
Executive Vice President
and Chief Financial Officer

DHAMU THAMODARAN
Executive Vice President
and Chief Commodity
Hedging Officer

DENNIS H. TREACY
Executive Vice President and
Chief Sustainability Officer

MICHAEL H. COLE
Vice President,
Chief Legal Officer
and Secretary

JEFFREY A. DEEL
Vice President and
Corporate Controller

TIMOTHY P. DYKSTRA
Vice President and
Corporate Treasurer

BART ELLIS
Vice President,
Operations Analysis

MICHAEL D. FLEMMING
Vice President and
Corporate General Counsel

CRAIG R. HARLOW
Vice President,
Internal Audit

KEIRA L. LOMBARDO
Vice President, Investor
Relations and Corporate
Communications

HENRY L. MORRIS
Senior Corporate Vice
President, Operations and
Engineering

DAREK NOWAKOWSKI
President, Smithfield Europe

PARUL STEVENS
Vice President,
Risk Management

KENNETH M. SULLIVAN
Senior Vice President
of Finance and
Chief Accounting Officer

VERNON T. TURNER
Vice President,
Corporate Tax

MANSOUR T. ZADEH
Chief Information Officer

DIRECTORS

JOSEPH W. LUTER, III
Chairman of the Board

C. LARRY POPE
President and
Chief Executive Officer,
Smithfield Foods, Inc.

HON. CAROL T. CRAWFORD
Former Commissioner,
U.S. International Trade
Commission

RICHARD T. CROWDER
Professor of International
Trade, College of Agriculture
and Life Sciences, Virginia
Polytechnic Institute and
State University

MARGARET G. LEWIS
President, HCA
Capital Division

WENDELL H. MURPHY
Private Investor,
former Chairman
of the Board and
Chief Executive Officer
of Murphy Farms, Inc.

DAVID C. NELSON
Global Strategist, Animal
Protein Grains and Oilseeds,
Food & Agribusiness
Research and Advisory
Group, Rabobank

FRANK S. ROYAL, M.D.
Physician

JOHN T. SCHWIETERS
Senior Executive, Perseus LLC,
a merchant bank and private
equity fund management
company

HON. PAUL S. TRIBLE, JR.
President, Christopher
Newport University

DIRECTORS EMERITUS

ROBERT L. BURRUS, JR.
Chairman Emeritus
of the law firm of
McGuireWoods LLP

RAY A. GOLDBERG
Moffett Professor of
Agriculture and
Business, Emeritus,
Harvard Business School

MELVIN O. WRIGHT
Formerly a senior executive
of Dean Witter Reynolds,
now Morgan Stanley

CORPORATE INFORMATION

COMMON STOCK DATA

The common stock of the company has traded on the New York Stock Exchange under the symbol SFD since September 28, 1999. Prior to that, the common stock traded on the Nasdaq National Market under the symbol SFDS. The following table shows the high and low sales prices of the common stock of the company for each quarter of fiscal 2012 and 2011.

	2012		2011	
	HIGH	**LOW**	HIGH	LOW
First	**$ 23.85**	**$ 18.81**	$ 19.17	$ 13.34
Second	**23.95**	**17.79**	17.34	14.04
Third	**25.12**	**21.75**	21.25	15.93
Fourth	**24.23**	**20.04**	24.93	19.69

HOLDERS

As of June 13, 2012, there were 885 record holders of our common stock.

DIVIDENDS

The company has never paid a cash dividend on its common stock. In addition, the terms of certain of the company's debt agreements prohibit the payment of any cash dividends on the common stock. The payment of cash dividends, if any, would be made only from assets legally available for that purpose and would depend on the company's financial condition, results of operations, current and anticipated capital requirements, restrictions under then-existing debt instruments, and other factors then deemed relevant by the board of directors.

CORPORATE HEADQUARTERS

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430
+1 757 365 3000
smithfieldfoods.com

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services LLC
2 North LaSalle Street
Chicago, IL 60602
+1 312 360 5302

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
2100 East Cary Street, Suite 201
Richmond, VA 23223

FORM 10-K REPORT

Copies of the company's 10-K Annual Report are available without charge upon written request to:
Corporate Secretary
Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430
+1 757 365 3000
ir@smithfieldfoods.com

ANNUAL MEETING

The annual meeting of shareholders will be held on September 19, 2012, at 2 p.m., at Williamsburg Lodge, 310 South England Street, Williamsburg, VA 23185.

INVESTOR RELATIONS

Smithfield Foods, Inc.
200 Commerce Street
Smithfield, VA 23430
+1 757 365 3000
ir@smithfieldfoods.com

The company makes available, free of charge through smithfieldfoods.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports as soon as reasonably practicable after filing or furnishing the material to the SEC.

CONTACT US

The feedback we have received on our performance and communications efforts has proven very valuable to our company. We hope that you will continue to communicate with us as we proceed along our performance improvement journey.

DENNIS H. TREACY
Executive Vice President
and Chief Sustainability Officer
+1 757 365 3000
dennistreacy@smithfieldfoods.com

WILLIAM D. GILL
Assistant Vice President,
Environmental Affairs
+1 757 356 6700
billgill@smithfieldfoods.com

STEWART T. LEETH
Assistant Vice President, Environmental
and Corporate Affairs, and Senior Counsel
+1 757 365 3000
stewartleeth@smithfieldfoods.com

KEIRA L. LOMBARDO
Vice President, Investor Relations
and Corporate Communications
+1 757 365 3000
keiralombardo@smithfieldfoods.com

facebook.com/SmithfieldFoods   @SmithfieldCSR   youtube.com/SmithfieldFoods

INTEGRATED REPORTING INDEX

In preparing our first integrated report, we considered the guidance of the International Integrated Reporting Council (IIRC). Integrated reporting is evolving rapidly, and we expect our own reporting to continue to evolve as well. Below is a high-level mapping of our report to the content elements recommended in the IIRC integrated reporting framework.

IIRC REPORTING CONTENT ELEMENT	MAJOR REPORT SECTIONS ADDRESSING	PAGES
Organizational overview and business model	Our Business Journey	10
	Our Family of Companies	40
Operating context, including risks and opportunities	Chief Executive Officer Letter	1
	Our Business Journey	10
	Governance & Management	16
	Value Creation	12–15, 21, 25, 28, 33, 35, 37
Strategic objectives	Our Business Journey	10
	Key Commitments	7
Governance and remuneration	Governance & Management	16
Performance	Key Data Summary	6
	Core Reporting Areas	12, 20, 24, 27, 32, 34
Future outlook	Chief Executive Officer Letter	1
	Our Business Journey	10

This report, with the exception of the Form 10-K, is printed on Neenah Paper Classic Crest Recycled 100 Bright White stock. This paper contains 100 percent post-consumer recycled fiber and was made using 100 percent renewable electricity. We achieved the following by printing on this stock instead of virgin paper:

Trees saved	139
Water saved	3,371 gallons
Solid waste not produced	3,847 pounds
Energy saved	44 million BTUs
Carbon emissions not generated	13,158 pounds

Green Seal Certified

Non-GAAP Measure Reconciliation for Pork Segment Profitability Chart on Page 10 (in millions)	FY 09	FY 10
Operating profit—Pork segment	$395	$539
Add: Pork segment restructuring and impairment charges	88	34
Pork segment adjusted EBIT	$483	$573
Operating profit—Pork segment	$395	$539
Less: *Operating profit—Fresh pork*	*(76)*	*(61)*
Add: Packaged meats restructuring and impairment charges	67	17
Packaged meats adjusted EBIT	$386	$495
Operating profit—Pork segment	$395	$539
Less: Operating profit—Packaged meats	(319)	(478)
Add: Fresh pork restructuring and impairment charges	21	17
Fresh pork adjusted EBIT	$ 97	$ 78

Designed and produced by RKC!
(Robinson Kurtin Communications! Inc)

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SMITHFIELD FOODS is a $13 billion global food company and the world's largest pork processor and hog producer. In the United States, the company is also the leader in numerous packaged meats categories with popular brands including Farmland,® Smithfield,® Eckrich,® Armour,® and John Morrell.® Smithfield Foods is committed to providing good food in a responsible way and maintains robust animal care, community involvement, employee safety, environmental, and food safety and quality programs.


ANIMAL CARE
VALUE CREATION
EMPLOYEES
Our Commitments
HELPING COMMUNITIES
ENVIRONMENT
FOOD SAFETY & QUALITY

SMITHFIELD FOODS, INC.
200 Commerce Street, Smithfield, VA 23430
+1 757 365 3000
smithfieldfoods.com smithfieldcommitments.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 29, 2012
Commission file number: 1-15321

SMITHFIELD FOODS, INC.
(Exact name of registrant as specified in its charter)

Virginia **(State or other jurisdiction of incorporation or organization)**	**52-0845861** **(I.R.S. Employer Identification No.)**
200 Commerce Street **Smithfield, Virginia** **(Address of principal executive offices)**	**23430** **(Zip Code)**

(757) 365-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.50 par value per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the shares of registrant's Common Stock held by non-affiliates as of October 30, 2011 was approximately $2.9 billion. This figure was calculated by multiplying (i) the $23.26 last sales price of registrant's Common Stock as reported on the New York Stock Exchange on the last business day of the registrant's most recently completed second fiscal quarter by (ii) the number of shares of registrant's Common Stock not held by any executive officer or director of the registrant or any person known to the registrant to own more than five percent of the outstanding Common Stock of the registrant. Such calculation does not constitute an admission or determination that any such executive officer, director or holder of more than five percent of the outstanding shares of Common Stock of the registrant is in fact an affiliate of the registrant.

At June 13, 2012, 154,789,292 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates certain information by reference from the registrant's definitive proxy statement to be filed with respect to its Annual Meeting of Shareholders to be held on September 19, 2012.

SMITHFIELD FOODS, INC.

TABLE OF CONTENTS

		PAGE
	PART I	
ITEM 1.	Business	3
ITEM 1A.	Risk Factors	14
ITEM 1B.	Unresolved Staff Comments	22
ITEM 2.	Properties	23
ITEM 3.	Legal Proceedings	25
ITEM 4.	Mine Safety Disclosures	27
	Executive Officers of the Registrant	28
	PART II	
ITEM 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	30
ITEM 6.	Selected Financial Data	31
ITEM 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	33
ITEM 7A.	Quantitative and Qualitative Disclosures About Market Risk	68
ITEM 8.	Financial Statements and Supplementary Data	69
ITEM 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	123
ITEM 9A.	Controls and Procedures	123
ITEM 9B.	Other Information	123
	PART III	
ITEM 10.	Directors, Executive Officers and Corporate Governance	124
ITEM 11.	Executive Compensation	124
ITEM 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	124
ITEM 13.	Certain Relationships and Related Transactions, and Director Independence	124
ITEM 14.	Principal Accounting Fees and Services	124
	PART IV	
ITEM 15.	Exhibits and Financial Statement Schedules	125
Signatures		131

PART I

ITEM 1. BUSINESS

GENERAL DEVELOPMENT OF BUSINESS

Smithfield Foods, Inc., together with its subsidiaries (the "Company," "we," "us" or "our"), began as a pork processing operation called The Smithfield Packing Company, founded in 1936 by Joseph W. Luter and his son, Joseph W. Luter, Jr. Through a series of acquisitions starting in 1981, we have become the largest pork processor and hog producer in the world.

We produce and market a wide variety of fresh meat and packaged meats products both domestically and internationally. We operate in a cyclical industry and our results are affected by fluctuations in commodity prices. Additionally, some of the key factors influencing our business are customer preferences and demand for our products; our ability to maintain and grow relationships with customers; the introduction of new and innovative products to the marketplace; accessibility to international markets for our products including the effects of any trade barriers; and operating efficiencies of our facilities.

We conduct our operations through four reportable segments: Pork, Hog Production, International and Corporate, each of which is comprised of a number of subsidiaries, joint ventures and other investments. A fifth reportable segment, the Other segment, contains the results of our former turkey production operations and our previous 49% interest in Butterball, LLC (Butterball), which were sold in December 2010 (fiscal 2011), as well as our former live cattle operations, which were sold in the first quarter of fiscal 2010. The Pork segment consists mainly of our three wholly-owned U.S. fresh pork and packaged meats subsidiaries: The Smithfield Packing Company, Inc. (Smithfield Packing), Farmland Foods, Inc. (Farmland Foods) and John Morrell Food Group (John Morrell). The Hog Production segment consists of our hog production operations located in the U.S. The International segment is comprised mainly of our meat processing and distribution operations in Poland, Romania and the United Kingdom, our interests in meat processing operations, mainly in Western Europe and Mexico, our hog production operations located in Poland and Romania and our interests in hog production operations in Mexico. The Corporate segment provides management and administrative services to support our other segments.

Pork Segment Restructuring and Strategies for Growth

In fiscal 2011, we completed our Pork segment restructuring plan, in which we consolidated a number of independent operating companies into three large regional operating companies, increased capacity utilization by closing six inefficient and underutilized packaged meats plants and one fresh pork plant, merged our two independent fresh pork sales forces, consolidated our export sales organizations, and rationalized our brands (the Restructuring Plan). The Restructuring Plan resulted in cumulative restructuring and impairment charges of approximately $105.5 million and annual profitability improvement of approximately $125 million.

With the completion of the Restructuring Plan, we are focused on top and bottom line growth in our base business. Our strategies for growth include:

- *Focus On Twelve Core Brands*—We are focusing our marketing support on twelve major brand names: Smithfield, Farmland, John Morrell, Gwaltney, Armour, Eckrich, Margherita, Carando, Kretschmar, Cook's, Curly's and Healthy Ones. Approximately three-quarters of our domestic retail packaged meats sales are branded products, with nearly 90% of those branded sales being core brands.
- *Invest in Advertising to Activate Brands*—We have begun to invest more heavily in marketing talent and consumer advertising campaigns to drive consumer awareness. In December 2011 (fiscal 2012), we entered into a multi-year sponsorship agreement with the Richard Petty Motorsports NASCAR team to help activate our brands with consumer-focused marketing.

- *Build a Strong Innovation Pipeline*—We are driving consumer relevant product innovation by focusing on delivering convenience oriented products such as our Smithfield marinated pork products, convenient packaging such as our Smithfield bacon pouch pack and healthier, reduced sodium products. In fiscal 2012, we opened a 37,000 square foot research and development center with three state of the art kitchens, a dedicated cutting room, multimedia technology, and a pilot plant that simulates full scale manufacturing processes. This facility allows us to co-develop prototypes with customers and make quick product modifications for speed to the market.
- *Coordinated Sales and Marketing Team*—The restructured sales groups provide for a more coordinated and focused strategy to access markets and service customers.

Portsmouth, Virginia Plant

In November 2011 (fiscal 2012), we announced that we would shift the production of hot dogs and lunchmeat from Smithfield Packing's Portsmouth, Virginia plant to our Kinston, North Carolina plant and permanently close the Portsmouth facility. The Kinston facility will be expanded to handle the additional production and will incorporate state of the art technology and equipment, which is expected to produce significant production efficiencies and cost reductions. The Kinston expansion will require an estimated $85 million in capital expenditures, $32.8 million of which has been spent as of April 29, 2012. The expansion of the Kinston facility and the closure of the Portsmouth facility are expected to be completed by the end of fiscal 2013.

Missouri Hog Farms

In the first half of fiscal 2011, we began reducing the hog population on certain of our farms in Missouri in order to comply with an amended consent decree. The amended consent decree allows us to return the farms to full capacity upon the installation of an approved "next generation" technology that would reduce the level of odor produced by the farms. The reduced hog raising capacity at these farms was replaced with third party contract farmers in Iowa. Based on the favorable hog raising performance experienced with these third party contract farmers and the amount of capital required to install "next generation" technology at our Missouri farms, we made the decision in the first quarter of fiscal 2012 to permanently idle certain of the assets on these farms.

Hog Production Cost Savings Initiative

In fiscal 2010, we announced a plan to improve the cost structure and profitability of our domestic hog production operations (the Cost Savings Initiative). The plan includes a number of undertakings designed to improve operating efficiencies and productivity. These consist of farm reconfigurations and conversions, termination of certain high cost, third party hog grower contracts and breeding stock sourcing contracts, as well as a number of other cost reduction activities.

Cumulative pre-tax charges from the Cost Savings Initiative were $40.2 million through fiscal 2012. There are no significant charges remaining. We anticipate capital expenditures to total approximately $86 million. Capital expenditures incurred through fiscal 2012 totaled $77.2 million.

DESCRIPTION OF SEGMENTS

Pork Segment

The Pork segment consists mainly of three wholly-owned U.S. fresh pork and packaged meats subsidiaries: Smithfield Packing, Farmland Foods and John Morrell. The Pork segment produces a wide variety of fresh pork and packaged meats products in the U.S. and markets them nationwide and to numerous foreign markets, including China, Japan, Mexico, Russia and Canada. The Pork segment currently operates approximately 40 processing plants. We process hogs at eight plants (five in the Midwest and three in the Southeast), with an aggregate slaughter capacity of approximately 110,000 hogs per day. In fiscal 2012, the Pork segment processed approximately 27.7 million hogs.

The Pork segment sold approximately 3.8 billion pounds of fresh pork in fiscal 2012. A substantial portion of our fresh pork is sold to retail customers as unprocessed, trimmed cuts such as butts, loins (including roasts and chops), picnics and ribs.

The Pork segment also sold approximately 2.7 billion pounds of packaged meats products in fiscal 2012. We produce a wide variety of packaged meats, including smoked and boiled hams, bacon, sausage, hot dogs (pork, beef and chicken), deli and luncheon meats, specialty products such as pepperoni, dry meat products, and ready-to-eat, prepared foods such as pre-cooked entrees and pre-cooked bacon and sausage. We market our domestic packaged meats products under a number of labels including the following core brand names: Smithfield, Farmland, John Morrell, Gwaltney, Armour, Eckrich, Margherita, Carando, Kretschmar, Cook's, Curly's and Healthy Ones. We also sell a substantial quantity of packaged meats as private-label products.

Our product lines also include leaner fresh pork products as well as lower-fat and lower-salt packaged meats. We also market a line of lower-fat value-priced luncheon meats, smoked sausage and hot dogs, as well as fat-free deli hams and 40% lower-fat bacon.

The following table shows the percentages of Pork segment revenues derived from packaged meats products and fresh pork for the fiscal years indicated.

	Fiscal Years		
	2012	2011	2010
Packaged meats	54%	56%	55%
Fresh pork [(1)]	46	44	45
	100%	100%	100%

(1) Includes by-products and rendering.

In fiscal 2012, export sales comprised approximately 18% of the Pork segment's volumes and approximately 16% of the segment's revenues.

Hog Production Segment

As a complement to our Pork segment, we have vertically integrated into hog production and are the world's largest hog producer. The Hog Production segment consists of our hog production operations located in the U.S. The Hog Production segment operates numerous hog production facilities with approximately 851,000 sows producing about 15.8 million market hogs annually.

The profitability of hog production is directly related to the market price of live hogs and the cost of feed grains such as corn and soybean meal. The Hog Production segment generates higher profits when hog prices are high and feed grain prices are low, and lower profits (or losses) when hog prices are low and feed grain prices are high. We believe that the Hog Production segment furthers our strategic initiative of vertical integration and reduces our exposure to fluctuations in profitability historically experienced by the pork processing industry. In addition, with the importance of food safety to the consumer, our vertically integrated system provides increased traceability from conception of livestock to consumption of the pork product.

The following table shows the percentages of Hog Production segment revenues derived from hogs sold internally and externally and other products for the fiscal years indicated.

	Fiscal Years		
	2012	2011	2010
Internal hog sales	80%	78%	77%
External hog sales	12	15	15
Other products [(1)]	8	7	8
	100%	100%	100%

(1) Consists primarily of feed, non-market hog sales and gains (losses) on derivatives.

Genetics

We own certain genetic lines of specialized breeding stock which are marketed using the name Smithfield Premium Genetics (SPG). The Hog Production segment makes extensive use of these genetic lines, with approximately 838,000 SPG breeding sows. In addition, we have sublicensed some of these rights to some of our strategic hog production partners. We believe that the hogs produced by these genetic lines are the leanest hogs commercially available and enable us to market highly differentiated pork products. We believe that the leanness and increased meat yields of these hogs enhance our profitability with respect to both fresh pork and packaged meats. In fiscal 2012, we produced approximately 15.0 million SPG hogs.

Hog production operations

We use advanced management techniques to produce premium quality hogs on a large scale at a low cost. We develop breeding stock, optimize diets for our hogs at each stage of the growth process, process feed for our hogs and design hog containment facilities. We believe our economies of scale and production methods, together with our use of the advanced SPG genetics, make us a low cost producer of premium quality hogs. We also utilize independent farmers and their facilities to raise hogs produced from our breeding stock. Under multi-year contracts, a farmer provides the initial facility investment, labor and front line management in exchange for a service fee. In fiscal 2012, approximately 72% of our market hogs were finished on contract farms.

International Segment

The International segment includes our meat processing and distribution operations in Poland, Romania and the United Kingdom, our interests in meat processing operations, mainly in Western Europe and Mexico, our hog production operations located in Poland and Romania and our interests in hog production operations in Mexico. Our international meat processing operations produce a wide variety of fresh pork, beef, poultry and packaged meats products, including cooked hams, sausages, hot dogs, bacon and canned meats. Our noncontrolling interests in international meat processing operations include a 37% interest in the common stock of Campofrío Food Group (CFG), a leading European packaged meats company headquartered in Madrid, Spain, and one of the largest worldwide with annual sales of approximately $2.5 billion.

The following table shows the percentages of International segment revenues derived from packaged meats, fresh meats and other products for the fiscal years indicated.

	Fiscal Years		
	2012	2011	2010
Packaged meats	47%	47%	48%
Fresh meats	43	42	41
Other products [(1)]	10	11	11
	100%	100%	100%

(1) Includes external hog sales, feed, feathers, by-products and rendering

The International segment has sales denominated in foreign currencies and, as a result, is subject to certain currency exchange risk. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Derivative Financial Instruments" for a discussion of our foreign currency hedging activities.

SEGMENTS IN GENERAL

Sources and Availability of Raw Materials

Feed grains, including corn, soybean meal and wheat, are the primary raw materials of our hog production operations. These grains are readily available from numerous sources at competitive prices. We generally purchase corn and soybean meal through forward purchase contracts. Historically, grain prices have been subject to fluctuations and have escalated in recent years due to increased worldwide demand.

Live hogs are the primary raw materials of the Pork segment and our meat processing operations in the International segment. Historically, hog prices have been subject to substantial fluctuations. Hog supplies, and consequently prices, are affected by factors such as corn and soybean meal prices, weather and farmers' access to capital. Hog prices tend to rise seasonally as hog supplies decrease during the hot summer months and tend to decline as supplies increase during the fall. This tendency is due to lower farrowing performance during the winter months and slower animal growth rates during the hot summer months.

The Pork segment purchased approximately 49% of its U.S. live hog requirements from the Hog Production segment in fiscal 2012. In addition, we have established multi-year agreements with Maxwell Foods, Inc. and Prestage Farms, Inc., which provide us with a stable supply of high-quality hogs at market-indexed prices. These producers supplied approximately 11% of hogs processed by the Pork segment in fiscal 2012. We also purchase hogs on a daily basis at our Southeastern and Midwestern processing plants and our company-owned buying stations in five Midwestern states.

Like the Pork segment, live hogs are the primary raw materials of our meat processing operations in the International segment with the primary source of hogs being our hog production operations located in Poland and Romania. Our meat processing operations in the International segment purchased approximately 73% of its live hog requirements from our hog production operations located in Poland and Romania in fiscal 2012.

We also purchase fresh pork from other meat processors to supplement our processing requirements. Additional purchases include raw beef, poultry and other meat products that are added to sausages, hot dogs and luncheon meats. Those meat products and other materials and supplies, including seasonings, smoking and curing agents, sausage casings and packaging materials, are readily available from numerous sources at competitive prices.

Nutrient Management and Other Environmental Issues

Our hog production facilities have been designed to meet or exceed all applicable zoning and other government regulations. These regulations require, among other things, maintenance of separation distances between farms and nearby residences, schools, churches, public use areas, businesses, rivers, streams and wells and adherence to required construction standards.

Hog production facilities generate significant quantities of manure, which must be managed properly to protect public health and the environment. We believe that we use the best technologies currently available and economically feasible for the management of swine manure, which require permits under state, and in some instances, federal law. The permits impose standards and conditions on the design and operation of the systems to protect public health and the environment, and can also impose nutrient management planning requirements depending on the type of system utilized. The most common system of swine manure management employed by our hog production facilities is the lagoon and spray field system, in which lined earthen lagoons are utilized to treat the manure before it is applied to agricultural fields by spray application. The nitrogen and phosphorus in the treated manure serve as a crop fertilizer.

We follow a number of other policies and protocols to reduce the impact of our hog production operations on the environment, including: the employment of environmental management systems; ongoing employee training regarding environmental controls; walk-around inspections at all sites by trained personnel; formal emergency response plans that are regularly updated; and collaboration with manufacturers regarding testing and developing new equipment. For further information see "Regulation" below.

Customers and Marketing

Our fundamental marketing strategy is to provide quality and value to the ultimate consumers of our fresh pork, packaged meats and other meat products. We have a variety of consumer advertising and trade promotion programs designed to build awareness and increase sales distribution and penetration. We also provide sales incentives for our customers through rebates based on achievement of specified volume and/or growth in volume levels.

We have significant market presence, both domestically and internationally, where we sell our fresh pork, packaged meats and other meat products to national and regional supermarket chains, wholesale distributors, the foodservice industry (fast food, restaurant and hotel chains, hospitals and other institutional customers), export markets and other further processors. We use both in-house salespersons as well as independent commission brokers to sell our products. In fiscal 2012, we sold our products to more than 3,200 customers, none of whom accounted for as much as 10% of consolidated revenues. We have no significant or seasonally variable backlog because most customers prefer to order products shortly before shipment and, therefore, do not enter into formal long-term contracts.

Methods of Distribution

We use a combination of private fleets of leased tractor trailers and independent common carriers and owner operators to distribute live hogs, fresh pork, packaged meats and other meat products to our customers, as well as to move raw materials between plants for further processing. We coordinate deliveries and use backhauling to reduce overall transportation costs. In the U.S., we distribute products directly from some of our plants and from leased distribution centers primarily in Missouri, Pennsylvania, North Carolina, Virginia, Kansas, Wisconsin, Indiana, Illinois, California, Iowa, Nebraska and Texas. We also operate distribution centers adjacent to our plants in Bladen County, North Carolina, Sioux Falls, South Dakota and Crete, Nebraska. Internationally, we distribute our products through a combination of leased and owned warehouse facilities.

Trademarks

We own and use numerous marks, which are registered trademarks or are otherwise subject to protection under applicable intellectual property laws. We consider these marks and the accompanying goodwill and customer recognition valuable and material to our business. We believe that registered trademarks have been important to the success of our branded fresh pork and packaged meats products. In a number of markets, our brands are among the leaders in select product categories.

Seasonality

The meat processing business is somewhat seasonal in that, traditionally, the periods of higher sales for hams are the holiday seasons such as Christmas, Easter and Thanksgiving, and the periods of higher sales for smoked sausages, hot dogs and luncheon meats are the summer months. The Pork segment typically builds substantial inventories of hams in anticipation of its seasonal holiday business. In addition, the Hog Production segment experiences lower farrowing performance during the winter months and slower animal growth rates during the hot summer months resulting in a decrease in hog supplies in the summer and an increase in hog supplies in the fall.

Competition

The protein industry is highly competitive. Our products compete with a large number of other protein sources, including chicken, beef and seafood, but our principal competition comes from other pork processors.

We believe that the principal competitive factors in the pork processing industry are price, product quality and innovation, product distribution and brand loyalty. Some of our competitors are more diversified than us, especially now that we have sold our beef and turkey operations. To the extent that their other operations generate profits, these more diversified competitors may be able to support their meat processing operations during periods of low or negative profitability.

Research and Development

We conduct continuous research and development activities to develop new products and to improve existing products and processes. We incurred expenses on company-sponsored research and development activities of $75.9 million, $47.0 million and $38.8 million in fiscal 2012, 2011 and 2010, respectively.

FINANCIAL INFORMATION ABOUT SEGMENTS

Financial information for each reportable segment, including revenues, operating profit and total assets, is disclosed in Note 17 in "Item 8. Financial Statements and Supplementary Data."

RISK MANAGEMENT AND HEDGING

We are exposed to market risks primarily from changes in commodity prices, as well as interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative instruments to hedge our exposure to changing prices and rates. For further information see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Derivative Financial Instruments."

REGULATION

Regulation in General

Like other participants in the industry, we are subject to various laws and regulations administered by federal, state and other government entities, including the United States Environmental Protection Agency (EPA) and corresponding state agencies, as well as the United States Department of Agriculture, the Grain Inspection, Packers and Stockyard Administration, the United States Food and Drug Administration, the United States Occupational Safety and Health Administration, the Commodities and Futures Trading Commission and similar agencies in foreign countries.

From time to time, we receive notices and inquiries from regulatory authorities and others asserting that we are not in compliance with particular laws and regulations. In some instances, litigation ensues. In addition, individuals may initiate litigation against us.

Many of our facilities are subject to environmental permits and other regulatory requirements, violations of which are subject to civil and criminal sanction. In some cases, third parties may also have the right to sue to enforce compliance.

We use internationally recognized management systems to manage many of our regulatory programs. For example, we use the International Organization for Standardization (ISO) 14001 standard to manage and optimize environmental performance, and we were the first in the industry to achieve ISO 14001 certification for our hog production and processing facilities. ISO guidelines require a long-term management plan integrating regular third-party audits, goal setting, corrective action, documentation, and executive review. Our

Environmental Management System (EMS), which conforms to the ISO 14001 standard, addresses the significant environmental aspects of our operations, provides employee training programs and facilitates engagement with local communities and regulators. Most importantly, the EMS allows the collection, analysis and reporting of relevant environmental data to facilitate our compliance with applicable environmental laws and regulations.

Water

In March 2011, the U.S. Court of Appeals for the Fifth Circuit overturned EPA's November 2008 rule requiring that confined animal feeding operations (CAFOs) that "discharge or propose to discharge" apply for permit coverage under the Clean Water Act's National Pollutant Discharge Elimination System (NPDES). The Fifth Circuit's decision (which held that only discharging CAFOs have a duty to apply for NPDES permit coverage) has clarified the extent of our obligations under the NPDES permit program. EPA has not yet proposed or finalized a rule in response to the Fifth Circuit's decision, and it is not clear whether any such action may attempt to impose additional obligations on our hog production operations.

In a related matter, in October 2011, EPA proposed a rule pursuant to the Clean Water Act and a settlement agreement with certain activist groups that would require CAFOs to provide data on their operations to the agency.

Air

During calendar year 2002, the National Academy of Sciences (the Academy) undertook a study at EPA's request to assist EPA in considering possible future regulation of air emissions from animal feeding operations. The Academy's study identified a need for more research and better information, but also recommended implementing without delay technically and economically feasible management practices to decrease emissions. Further, our hog production subsidiaries have accepted EPA's offer to enter into an administrative consent agreement and order with owners and operators of hog farms and other animal production operations. Under the terms of the consent agreement and order, participating owners and operators agreed to pay a penalty, contribute towards the cost of an air emissions monitoring study and make their farms available for monitoring. In return, participating farms have been given immunity from federal civil enforcement actions alleging violations of air emissions requirements under certain federal statutes, including the Clean Air Act. Pursuant to our consent agreement and order, we paid a $100,000 penalty to EPA. Premium Standard Farm, Inc.'s (PSF) Texas farms and company-owned farms in North Carolina also agreed to participate in this program. The National Pork Board, of which we are a member and financial contributor, paid the costs of the air emissions monitoring study on behalf of all hog producers, including us, out of funds collected from its members in previous years. The cost of the study for all hog producers was approximately $6.0 million. Monitoring under the study began in the spring 2007 and ended in the winter 2010. EPA made the data available to the public in January 2011 and also issued a Call for Information seeking additional emissions data to ensure it considers the broadest range of available scientific data as it develops improved methodologies for estimating emissions. EPA will review the data to develop emissions estimating methodologies where site-specific information is unavailable. Although EPA announced in 2010 that it anticipated making the draft emission estimation methodologies available for public comment by animal type, beginning with the methodology for broilers in early 2011, to date it has not done so. The agency anticipates finalizing the methodologies in June 2012 (fiscal 2013). New regulations governing air emissions from animal agriculture operations are likely to emerge from the monitoring program undertaken pursuant to the consent agreement and order. There can be no assurance that any new regulations that may be proposed to address air emissions from animal feeding operations will not have a material adverse effect on our financial position or results of operations.

Greenhouse Gases (GHGs) and Climate Change

In calendar year 2009, EPA finalized its Mandatory Reporting of Greenhouse Gases (GHGs) rule, which requires owners or operators of certain facilities (including facilities that contain a manure management system) that emit at least 25,000 metric tons or more of GHGs per year to report their emissions. Although EPA has not been implementing the rule as it applies to manure management systems due to a congressional restriction prohibiting the expenditure of funds for this purpose, there is no assurance that this prohibition will not be lifted in the future. Should that occur, the rule would impose additional costs on our hog production operations; however, it is not expected that such costs would have a material adverse effect on our hog production operations.

The EPA finalized regulations in calendar year 2010 under the Clean Air Act, which may trigger new source review and permitting requirements for certain sources of GHG emissions. These rulemakings are all subject to judicial appeals. There may also be changes in applicable state law pertaining to the regulation of GHGs. Several states have taken steps to require the reduction of GHGs by certain companies and public utilities, primarily through the planned development of GHG inventories and/or regional GHG cap and trade programs and targeted enforcement.

As in virtually every industry, GHG emissions occur at several points across our operations, including production, transportation and processing. Compliance with future legislation, if any, and compliance with currently evolving regulation of GHGs by EPA and the states may result in increased compliance costs, capital expenditures, and operating costs. In the event that any future compliance requirements at any of our facilities require more than the sustainability measures that we are currently undertaking to monitor emissions and improve our energy efficiency, we may experience significant increases in our costs of operation. Such costs may include the cost to purchase offsets or allowances and costs to reduce GHG emissions if such reductions are required. These regulatory changes may also lead to higher cost of goods and services which may be passed on to us by suppliers.

As an agriculture-based company, changes to the climate and weather patterns could also affect key inputs to our business as the result of shifts in temperatures, water availability, precipitation, and other factors. Both the cost and availability of corn and other feed crops, for example, could be affected. The regulation or taxation of carbon emissions could also affect the prices of commodities, energy, and other inputs to our business. We believe there could also be opportunities for us as a result of heightened interest in alternative energy sources, including those derived from manure, and participation in carbon markets. However, it is not possible at this time to predict the complete structure or outcome of any future legislative efforts to address GHG emissions and climate change, whether EPA's regulatory efforts will survive court challenge, or the eventual cost to us of compliance. There can be no assurance that GHG regulation will not have a material adverse effect on our financial position or results of operations.

E15 Ruling

In October 2010, the EPA granted a "partial waiver" to a statutory bar under the Clean Air Act prohibiting fuel manufacturers from introducing fuel additives that are not "substantially similar" to those already approved and in use for vehicles of model year (MY) 1975 or later. The EPA's decision allows fuel manufacturers to increase the ethanol content of gasoline to 15 percent (E15) for use in MY 2007 and newer light-duty motor vehicles, including passenger cars, light-duty trucks, and medium-duty passenger vehicles. In January 2011, the EPA granted another partial waiver authorizing E15 use in MY 2001-2006 light-duty motor vehicles. Prior to EPA's decisions, the ethanol content of gasoline in the United States was limited to 10 percent. These rulemakings are all subject to judicial appeals and a court decision is anticipated during calendar year 2012.

These agency actions, along with subsequent evaluations by the EPA, allow the introduction of E15 into commerce and the marketplace by manufacturers. Although the long-term impact of E15 is currently unknown, studies have shown that expanded corn-based ethanol production has driven up the price of livestock feed and led to commodity-price volatility. We cannot presently assess the full economic impact of the proposed regulations on the meat processing industry or on our operations.

Regulatory and Other Proceedings

From time to time we receive notices from regulatory authorities and others asserting that we are not in compliance with certain environmental laws and regulations. In some instances, litigation ensues.

In March 2006 (fiscal 2006), we entered into a consent decree that settled two citizen lawsuits alleging among other things violations of certain environmental laws. The consent decree provides, among other things, that our subsidiary, Murphy-Brown LLC, will undertake a series of measures designed to enhance the performance of the swine waste management systems on approximately 244 company-owned farms in North Carolina and thereby reduce the potential for surface water or ground water contamination from these farms. Murphy-Brown has successfully completed a number of the measures called for in the consent decree and expects to fulfill its remaining consent degree obligations over the next year, at which time it will move for termination of the decree.

Prior to our acquisition of PSF, it had entered into a consent judgment with the State of Missouri and a consent decree with the federal government and a citizens group. The judgment and decree generally required that PSF pay penalties to settle past alleged regulatory violations, utilize new technologies to reduce nitrogen in the material that it applies to farm fields and research, and develop and implement "Next Generation Technology" for environmental controls at certain of its Missouri farm operations. PSF has successfully completed measures called for in the state judgment, in part, by installing "Next Generation Technology" and expects to move for termination of the judgment within calendar year 2012. PSF has also completed a number of the measures called for in the federal consent decree and expects to fulfill its remaining consent degree obligations over the next year, at which time it will move for termination of the decree.

Environmental Stewardship

In July 2000, in furtherance of our continued commitment to responsible environmental stewardship, we and our North Carolina-based hog production subsidiaries voluntarily entered into an agreement with the Attorney General of North Carolina (the Agreement) designed to enhance water quality in the State of North Carolina through a series of initiatives to be undertaken by us and our subsidiaries while protecting access to swine operations in North Carolina. One of the features of the Agreement reflects our commitment to preserving and enhancing the environment of eastern North Carolina by providing a total of $50.0 million to assist in the preservation of wetlands and other natural areas in eastern North Carolina and to promote similar environmental enhancement activities. To fulfill our commitment, we made annual contributions of $2.0 million beginning in fiscal 2001 through fiscal 2010. Due to the losses we were experiencing in our Hog Production segment in fiscal 2010, we entered into an agreement with the Attorney General of North Carolina to defer our annual payments in fiscal 2011 and fiscal 2012. This agreement does not reduce our $50.0 million commitment, and we expect to re-start our annual $2.0 million payment in fiscal 2013.

Animal Care

More than a decade ago, Smithfield developed and implemented a comprehensive, systematic animal care management program to monitor and measure the well-being of pigs on company-owned and contract farms. Developed in consultation with two of the world's foremost experts in animal behavior and handling, this system continues to guide our operations today. Our animal care management program guides the proper and humane care of our animals at every stage of their lives, from gestation to transport to processing plant. All farm employees and contract hog producers must employ the methods and techniques of the management system and take steps to verify their compliance. Adherence to proper animal welfare management is a condition of our agreements with contract producers.

Our Animal Care Policy underscores the company's commitments to providing the following:

- shelter that is designed, maintained, and operated to meet the animals' needs;
- access to adequate water and high-quality feed to meet nutritional requirements;

- humane treatment of animals that enhances their well-being and complies with all applicable laws and regulations;
- identification and appropriate treatment of animals in need of health care; and
- use of humane methods to euthanize sick or injured animals not responding to care and treatment.

Several years ago, we volunteered to provide input and recommendations to help the National Pork Board enhance its animal care management program for all pork producers. That program, which includes many of the tenets of our own guidelines, became the National Pork Board's Pork Quality Assurance Plus (PQA Plus®) program. A pork producer becomes PQA Plus certified only after staff attend training sessions on good production practices (which includes topics such as responsible animal handling, disease prevention, biosecurity, responsible antibiotic use, and appropriate feeding). Farms entered into the program undergo on-farm site assessments and are subject to random third-party audits. We obtained certification of all company-owned and contract farms under the PQA Plus program by the end of calendar year 2009.

Smithfield was also one of the founding adopters of the National Pork Board's "We Care" program, which demonstrates that pork producers are accountable to established ethical principles and animal well-being practices.

At all of our slaughter facilities, we also use a systematic approach that includes the following:

- an animal welfare and humane handling manual;
- a comprehensive training program; and
- an auditing system with internal verification and third-party audits.

Our plants all have developed quality programs following the standards set in the U.S. Department of Agriculture's Process Verified Program (PVP), as described elsewhere in this report. Our PVP programs monitor aspects of traceability, country of origin, PQA Plus® adherence on farms, and Transport Quality Assurance status of drivers.

In January 2007 (fiscal 2007), we announced a voluntary, ten-year program to phase out individual gestation stalls at our company-owed sow farms and replace the gestation stalls with group pens. We currently estimate the total cost of our transition to group pens to be approximately $300.0 million. This program represents a significant financial commitment and reflects our desire to be more animal friendly, as well as to address the concerns and needs of our customers. As of the end of calendar year 2011, we completed conversions to group housing for over 30% of our sows on company-owned farms. We will continue the conversion as planned with the objective of completing conversions for all sows on company-owned farms by the end of 2017.

EMPLOYEES

The following table shows the approximate number of our employees and the approximate number of employees covered by collective bargaining agreements or that are members of labor unions in each segment, as of April 29, 2012:

Segment	Employees	Employees Covered by Collective Bargaining Agreements [1]
Pork	30,900	17,900
International	10,000	2,650
Hog Production	5,000	—
Corporate	150	—
Totals	46,050	20,550

(1) Includes employees that are members of labor unions.

Approximately 8,780 are covered by collective bargaining agreements that expire in fiscal 2013. Collective bargaining agreements covering other employees expire over periods throughout the next several years. We believe that our relationship with our employees is satisfactory.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC AREAS

See Note 17 in "Item 8. Financial Statements and Supplementary Data" for financial information about geographic areas. See "Item 1A. Risk Factors" for a discussion of the risks associated with our international sales and operations.

AVAILABLE INFORMATION

Our website address is *www.smithfieldfoods.com.* The information on our website is not part of this annual report. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports are available free of charge through our website as soon as reasonably practicable after filing or furnishing the material to the SEC. You may read and copy documents we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the public reference room. The SEC maintains a website that contains annual, quarterly and current reports, proxy statements and other information that issuers (including us) file electronically with the SEC. The SEC's website is *www.sec.gov.*

ITEM 1A. RISK FACTORS

The following risk factors should be read carefully in connection with evaluating our business and the forward-looking information contained in this Annual Report on Form 10-K. The risk factors below represent what we believe are the known material risk factors with respect to us and our business. Any of the following risks could materially adversely affect our business, operations, industry, financial position or future financial results.

Our results of operations are cyclical and could be adversely affected by fluctuations in the commodity prices for hogs and grains.

We are largely dependent on the cost and supply of hogs and feed ingredients and the selling price of our products and competing protein products, all of which are determined by constantly changing and volatile market forces of supply and demand as well as other factors over which we have little or no control. These other factors include:

- competing demand for corn for use in the manufacture of ethanol or other alternative fuels,
- environmental and conservation regulations,
- import and export restrictions such as trade barriers resulting from, among other things, health concerns,
- economic conditions,
- weather, including weather impacts on our water supply and the impact on the availability and pricing of grains,
- energy prices, including the effect of changes in energy prices on our transportation costs and the cost of feed, and
- crop and livestock diseases.

We cannot assure you that all or part of any increased costs experienced by us from time to time can be passed along to consumers of our products, in a timely manner or at all.

Hog prices demonstrate a cyclical nature over periods of years, reflecting the supply of hogs on the market. These fluctuations can be significant as shown in recent years with average domestic live hog prices going from

$44 per hundredweight in fiscal 2010 to $65 per hundredweight in fiscal 2012. Further, hog raising costs are largely dependent on the fluctuations of commodity prices for corn and other feed ingredients. For example, our fiscal 2012 results of operations were negatively impacted by higher feed and feed ingredient costs which increased hog raising costs to $64 per hundredweight in fiscal 2012 from $54 per hundred weight in the prior year, or 18%. When hog prices are lower than our hog production costs which occurred in both fiscal 2009 and 2010, our non-vertically integrated competitors may have a cost advantage.

Additionally, commodity pork prices demonstrate a cyclical nature over periods of years, reflecting changes in the supply of fresh pork and competing proteins on the market, especially beef and chicken.

We attempt to manage certain of these risks through the use of our risk management and hedging programs. However, these programs may also limit our ability to participate in gains from favorable commodity fluctuations. For example, we ensured availability of grain supplies in the summer of 2008 through the end of fiscal 2009 by locking in corn at approximately $6 per bushel through this period. As a result, our feed costs remained at these high levels through the end of fiscal 2009 despite the decrease in the price of corn on the commodities markets during such period. The high cost of feed, in particular corn, and the impact of these hedges were principal factors in making the Hog Production segment unprofitable during fiscal 2009 and fiscal 2010. Additionally, a portion of our commodity derivative contracts are marked-to-market such that the related unrealized gains and losses are reported in earnings on a quarterly basis. This accounting treatment may cause significant volatility in our quarterly earnings. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Derivative Financial Instruments" for further information.

Outbreaks of disease among or attributed to livestock can significantly affect production, the supply of raw materials, demand for our products and our business.

We take precautions to ensure that our livestock are healthy and that our processing plants and other facilities operate in a sanitary manner. Nevertheless, we are subject to risks relating to our ability to maintain animal health and control diseases. Livestock health problems could adversely impact production, the supply of raw materials and consumer confidence in all of our operating segments.

From time to time, we have experienced outbreaks of certain livestock diseases and we may experience additional occurrences of disease in the future. Disease can reduce the number of offspring produced, hamper the growth of livestock to finished size, result in expensive vaccination programs and require in some cases the destruction of infected livestock, all of which could adversely affect our production or ability to sell or export our products. Adverse publicity concerning any disease or health concern could also cause customers to lose confidence in the safety and quality of our food products, particularly as we expand our branded pork products. In addition to risks associated with maintaining the health of our livestock, any outbreak of disease elsewhere in the U.S. or in other countries could reduce consumer confidence in the meat products affected by the particular disease, generate adverse publicity, depress market conditions for our hogs internationally and/or domestically and result in the imposition of import or export restrictions.

Outbreaks of disease among or attributed to livestock also may have indirect consequences that adversely affect our business. For example, past outbreaks of avian influenza in various parts of the world reduced the global demand for poultry and thus created a temporary surplus of poultry both domestically and internationally. This poultry surplus placed downward pressure on poultry prices which in turn reduced meat prices including pork both in the U.S. and internationally.

Any perceived or real health risks related to our products or the food industry generally or increased regulation could adversely affect our ability to sell our products.

We are subject to risks affecting the food industry generally, including risks posed by the following:

- food spoilage or food contamination,

- evolving consumer preferences and nutritional and health-related concerns,
- consumer product liability claims,
- product tampering,
- the possible unavailability and expense of product liability insurance, and
- the potential cost and disruption of a product recall.

Adverse publicity concerning any perceived or real health risk associated with our products could also cause customers to lose confidence in the safety and quality of our food products, which could adversely affect our ability to sell our products, particularly as we expand our branded products business. We could also be adversely affected by perceived or real health risks associated with similar products produced by others to the extent such risks cause customers to lose confidence in the safety and quality of such products generally and, therefore, lead customers to opt for other meat options that are perceived as safe. The A(H1N1) influenza outbreak that occurred in late fiscal 2009 and early fiscal 2010 illustrates the adverse impact that can result from perceived health risks associated with the products we sell. Although the CDC and other regulatory and scientific bodies indicated that people cannot get A(H1N1) influenza from eating cooked pork or pork products, the perception of some consumers that the disease could be transmitted in that manner was the apparent cause of the temporary decline in pork consumption in late fiscal 2009 and early fiscal 2010.

Our products are susceptible to contamination by disease producing organisms or pathogens, such as Listeria monocytogenes, Salmonella, Campylobacter and generic E. coli. Because these organisms and pathogens are generally found in the environment, there is a risk that one or more, as a result of food processing, could be present in our products. We have systems in place designed to monitor food safety risks throughout all stages of our vertically integrated process. However, we cannot assure you that such systems, even when working effectively, will eliminate the risks related to food safety. These organisms and pathogens can also be introduced to our products as a result of improper handling at the further processing, foodservice or consumer level. In addition to the risks caused by our processing operations and the subsequent handling of the products, we may encounter the same risks if any third party tampers with our products. We could be required to recall certain of our products in the event of contamination or adverse test results. Any product contamination also could subject us to product liability claims, adverse publicity and government scrutiny, investigation or intervention, resulting in increased costs and decreased sales as customers lose confidence in the safety and quality of our food products. Any of these events could have an adverse impact on our operations and financial results.

Our manufacturing facilities and products, including the processing, packaging, storage, distribution, advertising and labeling of our products, are subject to extensive federal, state and foreign laws and regulations in the food safety area, including constant government inspections and governmental food processing controls. Loss of or failure to obtain necessary permits and registrations could delay or prevent us from meeting current product demand, introducing new products, building new facilities or acquiring new businesses and could adversely affect operating results. If we are found to be out of compliance with applicable laws and regulations, particularly if it relates to or compromises food safety, we could be subject to civil remedies, including fines, injunctions, recalls or asset seizures, as well as potential criminal sanctions, any of which could have an adverse effect on our financial results. In addition, future material changes in food safety regulations could result in increased operating costs or could be required to be implemented on schedules that cannot be met without interruptions in our operations.

Environmental regulation and related litigation and commitments could have a material adverse effect on us.

Our past and present business operations and properties are subject to extensive and increasingly stringent federal, state, local and foreign laws and regulations pertaining to protection of the environment, including among others:

- the treatment and discharge of materials into the environment,

- the handling and disposition of manure and solid wastes and
- the emission of greenhouse gases.

Failure to comply with these laws and regulations or any future changes to them may result in significant consequences to us, including administrative, civil and criminal penalties, liability for damages and negative publicity. Some requirements applicable to us may also be enforced by citizen groups or other third parties. Natural disasters, such as flooding and hurricanes, can cause the discharge of effluents or other waste into the environment, potentially resulting in our being subject to further liability claims and governmental regulation as has occurred in the past. See "Item 1. Business—Regulation" for further discussion of regulatory compliance as it relates to environmental risk. We have incurred, and will continue to incur, significant capital and operating expenditures to comply with these laws and regulations.

We also face the risk of lawsuits based on the law of nuisance even if we are operating in compliance with applicable regulations. Before we acquired PSF and subsequent to our acquisition of PSF, certain nuisance suits in Missouri resulted in jury verdicts against PSF. Currently, we are defending a number of additional nuisance suits with respect to farms in Missouri. See "Item 3. Legal Proceedings—Missouri litigation." Although we have made substantial progress to toward consummation of a global settlement that would resolve the vast majority of the nuisance litigation, we cannot assure you that the settlement will be consummated, that additional nuisance claims will not arise in the future or that the accruals for this litigation will not have to be substantially increased in the event the settlement is not consummated and our continuing defense of these claims is not successful.

In addition, new environmental issues could arise that would cause currently unanticipated investigations, assessments or expenditures.

Governmental authorities may take further action restricting our ability to produce and/or sell livestock or adopt new regulations impacting our production or processing operations, which could adversely affect our business.

A number of states, including Iowa and Missouri, have adopted legislation that prohibits or restricts the ability of meat packers, or in some cases corporations generally, from owning livestock or engaging in farming. In addition, Congress has in the past considered federal legislation that would ban meat packers from owning livestock. We cannot assure you that such or similar legislation affecting our operations will not be adopted at the federal or state levels in the future. Such legislation, if adopted and applicable to our current operations and not successfully challenged or settled, could have a material adverse impact on our operations and our financial statements.

In fiscal 2008, the State of North Carolina enacted a permanent moratorium on the construction of new hog farms using the lagoon and sprayfield system. The moratorium limits us from expanding our North Carolina production operations. This permanent moratorium replaced a 10-year moratorium on the construction of hog farms with more than 250 hogs or the expansion of existing large farms. This moratorium may over time lead to increased competition for contract growers.

Our level of indebtedness and the terms of our indebtedness could adversely affect our business and liquidity position.

As of April 29, 2012, we had:

- approximately $2.0 billion of indebtedness;
- guarantees of up to $87.0 million for the financial obligations of certain unconsolidated joint ventures and hog farmers;
- guarantees of $11.3 million for leases that were transferred to JBS in connection with the sale of Smithfield Beef; and

- aggregate unused capacity available totaling approximately $1.1 billion under (1) our inventory based revolving credit facility up to $925 million, with an option to expand up to $1.2 billion (the Inventory Revolver), (2) our accounts receivable securitization facility up to $275 million (the Securitization Facility) and (3) our other credit facilities, such total taking into account outstanding borrowings of $64.9 million and $96.1 million of outstanding letters of credit under the Securitization Facility.

Because the borrowing capacity under the Inventory Revolver and Securitization Facility depend, in part, on inventory and accounts receivable levels, respectively, that fluctuate from time to time, such amounts may not reflect actual borrowing capacity.

Our indebtedness may increase from time to time for various reasons, including fluctuations in operating results, working capital needs, capital expenditures and potential acquisitions or joint ventures. In addition, due to the volatile nature of the commodities markets, we may have to borrow significant amounts to cover any margin calls under our risk management and hedging programs. During fiscal 2012, margin deposits posted by us ranged from $(32.9) million to $115.0 million (negative amounts representing margin deposits we have received from our brokers). Our consolidated indebtedness level could significantly affect our business because:

- it may, together with the financial and other restrictive covenants in the agreements governing our indebtedness, limit or impair our ability in the future to obtain financing, refinance any of our indebtedness, sell assets or raise equity on commercially reasonable terms or at all, which could cause us to default on our obligations and materially impair our liquidity,
- a downgrade in our credit rating could restrict or impede our ability to access capital markets at attractive rates and increase the cost of future borrowings,
- it may reduce our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise,
- a portion of our cash flow from operations must be dedicated to interest payments on our indebtedness and is not available for other purposes, which amount would increase if prevailing interest rates rise,
- substantially all of our assets in the United States secure the Inventory Revolver, the Securitization Facility, our $200.0 million term loan due June 9, 2016 (the Rabobank Term Loan) and our outstanding senior secured notes, all of which could limit our ability to dispose of such assets or utilize the proceeds of such dispositions and, upon an event of default under any such secured indebtedness, the lenders thereunder could foreclose upon our pledged assets, and
- it could make us more vulnerable to downturns in general economic or industry conditions or in our business.

Further, our debt agreements restrict the payment of dividends to shareholders and, under certain circumstances, may limit additional borrowings, investments, the acquisition or disposition of assets, mergers and consolidations, transactions with affiliates, the creation of liens and the repayment of certain debt.

Should market conditions deteriorate, or our operating results be depressed in the future, we may have to request amendments to our covenants and restrictions. There can be no assurance that we will be able to obtain such relief should it be needed in the future. A breach of any of these covenants or restrictions could result in a default that would permit our senior lenders, including lenders under the Inventory Revolver, the Securitization Facility, the Rabobank Term Loan, the holders of our senior secured notes or the holders of our senior unsecured notes, as the case may be, to declare all amounts outstanding under the Inventory Revolver, the Securitization Facility, the Rabobank Term Loan, the senior secured notes or the senior unsecured notes to be due and payable, together with accrued and unpaid interest, and the commitments of the relevant lenders to make further extensions of credit under the Inventory Revolver and the Securitization Facility could be terminated. If we were unable to repay our secured indebtedness to our lenders, these lenders could proceed against the collateral securing that indebtedness, which could include substantially all of our assets. Our future ability to comply with financial covenants and other conditions, make scheduled payments of principal and interest, or refinance existing borrowings depends on future business performance that is subject to economic, financial, competitive and other factors, including the other risks set forth in this Item 1A.

We may not be successful in implementing and executing on our hog production cost savings initiative.

In fiscal 2010, we announced a plan to improve the cost structure and profitability of our domestic hog production operations. The Cost Savings Initiative includes a number of undertakings designed to improve operating efficiencies and productivity. These consist of farm reconfigurations and conversions, and termination of certain high cost, third party hog grower contracts and breeding stock sourcing contracts, as well as a number of other cost reduction activities. We can provide no assurance, however, that the Cost Savings Initiative will result in the expected profitability improvement in our Hog Production segment.

Our operations are subject to the risks associated with acquisitions and investments in joint ventures.

From time to time we review opportunities for strategic growth through acquisitions. We have also pursued and may in the future pursue strategic growth through investment in joint ventures. These acquisitions and investments may involve large transactions or realignment of existing investments. These transactions present financial, managerial and operational challenges, including:

- diversion of management attention from other business concerns,
- difficulty with integrating businesses, operations, personnel and financial and other systems,
- lack of experience in operating in the geographical market of the acquired business,
- increased levels of debt potentially leading to associated reduction in ratings of our debt securities and adverse impact on our various financial ratios,
- the requirement that we periodically review the value at which we carry our investments in joint ventures, and, in the event we determine that the value at which we carry a joint venture investment has been impaired, the requirement to record a non-cash impairment charge, which charge could substantially affect our reported earnings in the period of such charge, would negatively impact our financial ratios and could limit our ability to obtain financing in the future,
- potential loss of key employees and customers of the acquired business,
- assumption of and exposure to unknown or contingent liabilities of acquired businesses,
- potential disputes with the sellers, and
- for our investments, potential lack of common business goals and strategies with, and cooperation of, our joint venture partners.

In addition, acquisitions outside the U.S. may present unique difficulties and increase our exposure to those risks associated with international operations.

We could experience financial or other setbacks if any of the businesses that we have acquired or may acquire in the future have problems of which we are not aware or liabilities that exceed expectations.

Our numerous equity investments in joint ventures, partnerships and other entities, both within and outside the U.S., are periodically involved in modifying and amending their credit facilities and loan agreements. The ability of these entities to refinance or amend their facilities on a successful and satisfactory basis, and to comply with the covenants in their financing facilities, affects our assessment of the carrying value of any individual investment. As of April 29, 2012, none of our equity investments represented more than 6% of our total consolidated assets. If we determine in the future that an investment is impaired, we would be required to record a non-cash impairment charge, which could substantially affect our reported earnings in the period of such charge. In addition, any such impairment charge would negatively impact our financial ratios and could limit our ability to obtain financing in the future. See "Item 8. Notes to Consolidated Financial Statements—Note 6: Investments" for a discussion of the accounting treatment of our equity investments.

We are subject to risks associated with our international sales and operations.

Sales to international customers accounted for approximately 24% of our net sales in fiscal 2012. We conduct foreign operations in Poland, Romania and the United Kingdom and export our products to more than 40 countries. In addition, we are engaged in joint ventures in Mexico and have a significant investment in Western Europe. As of April 29, 2012, approximately 28% of our long-lived assets were associated with our foreign operations. Because of the growing market share of U.S. pork products in the international markets, U.S. exporters are increasingly being affected by measures taken by importing countries to protect local producers.

Our international sales, operations and investments are subject to various risks related to economic or political uncertainties including among others:

- general economic and political conditions,
- imposition of tariffs, quotas, trade barriers and other trade protection measures imposed by foreign countries,
- the closing of borders by foreign countries to the import of our products due to animal disease or other perceived health or safety issues,
- difficulties and costs associated with complying with, and enforcing remedies under, a wide variety of complex domestic and international laws, treaties and regulations,
- different regulatory structures and unexpected changes in regulatory environments,
- tax rates that may exceed those in the United States and earnings that may be subject to withholding requirements and incremental taxes upon repatriation,
- potentially negative consequences from changes in tax laws, and
- distribution costs, disruptions in shipping or reduced availability of freight transportation.

Furthermore, our foreign operations are subject to the risks described above as well as additional risks and uncertainties including among others:

- fluctuations in currency values, which have affected, among other things, the costs of our investments in foreign operations,
- translation of foreign currencies into U.S. dollars, and
- foreign currency exchange controls.

Negative consequences relating to these risks and uncertainties could jeopardize or limit our ability to transact business in one or more of those markets where we operate or in other developing markets and could adversely affect our financial results.

Our operations are subject to the general risks of litigation.

We are involved on an ongoing basis in litigation arising in the ordinary course of business or otherwise. Trends in litigation may include class actions involving consumers, shareholders, employees or injured persons, and claims related to commercial, labor, employment, antitrust, securities or environmental matters. Moreover, the process of litigating cases, even if we are successful, may be costly, and may approximate the cost of damages sought. These actions could also expose us to adverse publicity, which might adversely affect our brands, reputation and/or customer preference for our products. Litigation trends and expenses and the outcome of litigation cannot be predicted with certainty and adverse litigation trends, expenses and outcomes could adversely affect our financial results.

We depend on availability of, and satisfactory relations with, our employees.

As of April 29, 2012, we had approximately 46,050 employees, 20,550 of whom are covered by collective bargaining agreements or are members of labor unions. Our operations depend on the availability, retention and relative costs of labor and maintaining satisfactory relations with employees and the labor unions. Further, employee shortages can and do occur, particularly in rural areas where some of our operations are located. Labor relations issues arise from time to time, including issues in connection with union efforts to represent employees at our plants and with the negotiation of new collective bargaining agreements. If we fail to maintain satisfactory relations with our employees or with the labor unions, we may experience labor strikes, work stoppages or other labor disputes. Negotiation of collective bargaining agreements also could result in higher ongoing labor costs. In addition, the discovery by us or governmental authorities of undocumented workers, as has occurred in the past, could result in our having to attempt to replace those workers, which could be disruptive to our operations or may be difficult to do.

Immigration reform continues to attract significant attention in the public arena and the U.S. Congress. If new immigration legislation is enacted, such laws may contain provisions that could increase our costs in recruiting, training and retaining employees. Also, although our hiring practices comply with the requirements of federal law in reviewing employees' citizenship or authority to work in the U.S., increased enforcement efforts with respect to existing immigration laws by governmental authorities may disrupt a portion of our workforce or our operations at one or more of our facilities, thereby negatively impacting our business.

We cannot assure you that these activities or consequences will not adversely affect our financial results in the future.

The continued consolidation of customers could negatively impact our business.

Our ten largest customers represented approximately 29% of net sales for fiscal 2012. We do not have long-term sales agreements (other than to certain third-party hog customers) or other contractual assurances as to future sales to these major customers. In addition, continued consolidation within the retail industry, including among supermarkets, warehouse clubs and food distributors, has resulted in an increasingly concentrated retail base and increased our credit exposure to certain customers. Our business could be materially adversely affected and suffer significant set backs in sales and operating income from the loss of some of our larger customers or if our larger customers' plans, markets, and/or financial condition should change significantly.

An impairment in the carrying value of goodwill could negatively impact our consolidated results of operations and net worth.

Goodwill is recorded at fair value and is not amortized, but is reviewed for impairment at least annually or more frequently if impairment indicators arise. In evaluating the potential for impairment of goodwill, we make assumptions regarding future operating performance, business trends, and market and economic conditions. Such analyses further require us to make judgmental assumptions about sales, operating margins, growth rates, and discount rates. There are inherent uncertainties related to these factors and to management's judgment in applying these factors to the assessment of goodwill recoverability. Goodwill reviews are prepared using estimates of the fair value of reporting units based on market multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) and/or on the estimated present value of future discounted cash flows. We could be required to evaluate the recoverability of goodwill prior to the annual assessment if we experience disruptions to the business, unexpected significant declines in operating results, divestiture of a significant component of our business or market capitalization declines. For example, at the end of the third quarter of fiscal 2009, we performed an interim test of the carrying amount of goodwill related to our U.S. hog production operations. We undertook this test due to the significant losses incurred in our hog production operations and decline in the market price of our common stock at that time. We determined that the fair value of our U.S. hog production reporting unit exceeded its carrying value by more than 20%. Therefore goodwill was not impaired. However, these types of events and the resulting analyses could result in non-cash goodwill impairment charges in the future.

Impairment charges could substantially affect our reported earnings in the periods of such charges. In addition, impairment charges would negatively impact our financial ratios and could limit our ability to obtain financing in the future. As of April 29, 2012, we had $768.2 million of goodwill, which represented approximately 10% of total assets.

Deterioration of economic conditions could negatively impact our business.

Our business may be adversely affected by changes in national or global economic conditions, including inflation, interest rates, availability of and access to capital markets, consumer spending rates, energy availability and costs (including fuel surcharges) and the effects of governmental initiatives to manage economic conditions. Any such changes could adversely affect the demand for our products or the cost and availability of our needed raw materials, cooking ingredients and packaging materials, thereby negatively affecting our financial results.

Disruptions and instability in credit and other financial markets and deterioration of national and global economic conditions, could, among other things:

- make it more difficult or costly for us to obtain financing for our operations or investments or to refinance our debt in the future;
- cause our lenders to depart from prior credit industry practice and make more difficult or expensive the granting of any technical or other waivers under our credit agreements to the extent we may seek them in the future;
- impair the financial condition of some of our customers, suppliers or counterparties to our derivative instruments, thereby increasing customer bad debts, non-performance by suppliers or counterparty failures negatively impacting our treasury operations;
- negatively impact global demand for protein products, which could result in a reduction of sales, operating income and cash flows;
- decrease the value of our investments in equity and debt securities, including our company-owned life insurance and pension plan assets, which could result in higher pension cost and statutorily mandated funding requirements; and
- impair the financial viability of our insurers.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

The following table lists our material plants and other physical properties. Based on a five day week, our weekly domestic pork slaughter capacity was 549,000 head, and our domestic packaged meats capacity was 63.7 million pounds, as of April 29, 2012. During fiscal 2012, the average weekly capacity utilization for pork slaughter and packaged meats was 97% and 82%, respectively. We believe these properties are adequate and suitable for our needs.

Location (1)	Segment	Operation
Smithfield Packing Plant Bladen County, North Carolina	Pork	Slaughtering and cutting hogs
Smithfield Packing Plant Smithfield, Virginia	Pork	Slaughtering and cutting hogs; fresh and packaged pork products
Smithfield Packing Plant Kinston, North Carolina	Pork	Production of boneless cooked hams, deli hams and sliced deli products
Smithfield Packing Plant Clinton, North Carolina	Pork	Slaughtering and cutting hogs; fresh and packaged pork products
Smithfield Packing Plant (2) Landover, Maryland	Pork	Production of smoked hams
Smithfield Packing Plant Wilson, North Carolina	Pork	Production of bacon
Smithfield Packing Plant Portsmouth, Virginia	Pork	Production of hot dogs and luncheon meats
John Morrell Plant Sioux Falls, South Dakota	Pork	Slaughtering and cutting hogs; fresh and packaged pork products
John Morrell Plant Springdale, OH	Pork	Production of hot dogs and luncheon meats
Curly's Foods, Inc. Plant (operated by John Morrell) Sioux City, Iowa	Pork	Production of raw and cooked ribs and other BBQ items
Armour-Eckrich Meats (operated by John Morrell) St. Charles, Illinois	Pork	Production of bulk and sliced dry sausages
Armour-Eckrich Meats (operated by John Morrell) Omaha, Nebraska	Pork	Production of bulk and sliced dry sausages
Armour-Eckrich Meats (operated by John Morrell) Peru, Indiana	Pork	Production of pre-cooked bacon
Armour-Eckrich Meats (operated by John Morrell) Junction City, Kansas	Pork	Production of smoked sausage
Armour-Eckrich Meats (operated by John Morrell) Mason City, Iowa	Pork	Production of boneless bulk and sliced ham products

Location[1]	Segment	Operation
Armour-Eckrich Meats (operated by John Morrell) St. James, Minnesota	Pork	Production of sliced luncheon meats
Farmland Plant Crete, Nebraska	Pork	Slaughtering and cutting hogs; fresh and packaged pork products
Farmland Plant Monmouth, Illinois	Pork	Slaughtering and cutting hogs; fresh and packaged pork products
Farmland Plant Denison, Iowa	Pork	Slaughtering and cutting hogs; fresh and packaged pork products
Farmland Plant Milan, Missouri	Pork	Slaughtering and cutting hogs; fresh pork
Farmland Plant Wichita, Kansas	Pork	Production of hot dogs and luncheon meats
Cook's Hams Plant (operated by Farmland Foods) Lincoln, Nebraska	Pork	Production of smoked hams and other smoked meats
Cook's Hams Plant (operated by Smithfield Packing) Grayson, Kentucky	Pork	Production of spiral hams and smoked ham products
Cook's Hams Plant (operated by Farmland Foods) Martin City, Missouri	Pork	Production of spiral hams
Patrick Cudahy Plant (operated by John Morrell) Cudahy, Wisconsin	Pork	Production of bacon, dry sausage and refinery products
Animex Plant Szczecin, Poland	International	Slaughtering and deboning hogs; production of packaged and other pork products
Animex Plant Ilawa, Poland	International	Production of fresh meat and packaged products
Animex Plant Starachowice, Poland	International	Slaughtering and deboning hogs; production of packaged and other pork products
Animex Plant Elk, Poland	International	Slaughtering and deboning hogs; production of packaged and other pork products
Animex Plant Morliny, Poland	International	Production of packaged and other pork and beef products
Smithfield Prod Plants Timisoara, Romania	International	Deboning, slaughtering and rendering hogs
Corporate Headquarters Smithfield, Virginia	Corporate	Management and administrative support services for other segments

(1) Substantially all of our Pork segment facilities are pledged as collateral under our credit facilities.

(2) Facility is leased.

The Hog Production segment owns and leases numerous hog production and grain storage facilities, as well as feedmills, mainly in North Carolina, Utah, Missouri and Virginia, with additional facilities in Oklahoma, Colorado, Texas, Iowa, Illinois, South Carolina and Pennsylvania. A substantial number of these owned facilities are pledged under our credit facilities.

Also, the International segment owns and leases numerous hog production and grain storage facilities, as well as feedmills, in Poland and Romania.

ITEM 3. LEGAL PROCEEDINGS

We and certain of our subsidiaries are parties to the environmental litigation matters discussed in "Item 1. Business—Regulation" above. Apart from those matters and the matters listed below, we and our affiliates are parties to various lawsuits arising in the ordinary course of business. In the opinion of management, any ultimate liability with respect to the ordinary course matters will not have a material adverse effect on our financial position or results of operations.

MISSOURI LITIGATION

PSF is a wholly-owned subsidiary that we acquired on May 7, 2007 when a wholly-owned subsidiary of ours merged with and into PSF. As a result of our acquisition of PSF and through other separate acquisitions by Continental Grain Company (CGC) of our common stock, CGC beneficially owned approximately 7.9% of our common stock as of June 15, 2010 (based on a Schedule 13D/A filed by CGC on June 16, 2010). Pursuant to a pre-existing arrangement, PSF is obligated to indemnify CGC for certain liabilities, if any, resulting from the *Missouri litigation.*

In 2002, lawsuits based on the law of nuisance were filed against PSF and CGC in the Circuit Court of Jackson County, Missouri entitled *Steven Adwell, et al. v. PSF, et al.* and *Michael Adwell, et al. v. PSF, et al.* In November 2006, a jury trial involving six plaintiffs in the *Adwell* cases resulted in a jury verdict of compensatory damages for those six plaintiffs in the amount of $750,000 each for a total of $4.5 million. The jury also found that CGC and PSF were liable for punitive damages; however, the parties agreed to settle the plaintiffs' claims for the amount of the compensatory damages, and the plaintiffs waived punitive damages.

On March 1, 2007, the court severed the claims of the remaining *Adwell* plaintiffs into separate actions and ordered that they be consolidated for trial by household. In the second *Adwell* trial, a jury trial involving three plaintiffs resulted in a jury verdict in December 2007 in favor of PSF and CGC as to all claims. On July 8, 2008, the court reconsolidated the claims of the remaining 49 *Adwell* plaintiffs for trial by farm.

On March 4, 2010, a jury trial involving 15 plaintiffs who live near Homan farm resulted in a jury verdict of compensatory damages for those plaintiffs for a total of $11,050,000. Thirteen of the Homan farm plaintiffs received damages in the amount of $825,000 each. One of the plaintiffs received damages in the amount of $250,000, while another plaintiff received $75,000. PSF appealed the jury verdict but was unsuccessful.

The next *Adwell* trial, which will resolve the claims of up to 28 plaintiffs who live near Scott Colby farm, has been scheduled to commence on February 4, 2013, and discovery is ongoing.

In May 2004, the same attorneys representing the *Adwell* plaintiffs filed two additional nuisance lawsuits in the Circuit Court of Jackson County, Missouri entitled *Fred Torrey, et al. v. PSF, et al.* and *Doyle Bounds, et al. v. PSF, et al.* There are seven plaintiffs in both suits combined, each of whom claims to live near swine farms owned or under contract with PSF. Plaintiffs allege that these farms interfered with the plaintiffs' use and enjoyment of their respective properties. Plaintiffs in the *Torrey* suit also allege trespass.

In May 2004, an additional nuisance suit was filed in the Circuit Court of Daviess County, Missouri entitled *Steve Hanes, et al. v. PSF, et al.* Plaintiffs asserted personal injury and property damage claims and sought recovery of an unspecified amount of compensatory and punitive damages, costs and attorneys' fees, as well as injunctive relief. On March 7, 2012, the *Steve Hanes* case was dismissed by the court for lack of prosecution. The dismissal was without prejudice, so the case may be re-filed.

Also in May 2004, the same lead lawyer who filed the *Adwell, Bounds* and *Torrey* lawsuits filed a putative class action lawsuit entitled *Daniel Herrold, et al. and Others Similarly Situated v. ContiGroup Companies, Inc., PSF, and PSF Group Holdings, Inc.* in the Circuit Court of Jackson County, Missouri. This action originally sought to create a class of plaintiffs living within ten miles of PSF's farms in northern Missouri, including contract grower farms, who were alleged to have suffered interference with their right to use and enjoy their respective properties. On January 22, 2007, plaintiffs in the *Herrold* case filed a Second Amended Petition in which they abandoned all class action allegations and efforts to certify the action as a class action and added an additional 193 named plaintiffs to join the seven prior class representatives to pursue a one count claim to recover monetary damages, both actual and punitive, for temporary nuisance. On June 28, 2007, the court entered an order granting defendants' motion to transfer venue to the northern Missouri counties in which the alleged injuries occurred. As a result of those rulings, the claims of all but seven of the plaintiffs have been transferred to the appropriate venues in northern Missouri.

Following the initial transfers, plaintiffs filed motions to transfer each of the cases back to Jackson County. Those motions were denied in all nine cases, but seven cases were transferred to neighboring counties pursuant to Missouri's venue rules. Following all transfers, *Herrold* cases were pending in Chariton, Clark, DeKalb, Harrison, Jackson, Linn, and Nodaway counties. Pursuant to notices of dismissal filed by plaintiffs on January 27, February 23 and April 10, 2009, all cases in Nodaway County have been dismissed. In Amended Petitions filed in Chariton, Linn and DeKalb counties, plaintiffs added claims of negligence and also claim that defendants are liable for the alleged negligence of several contract grower farms. Trial for one of the *Herrold* cases pending in Harrison County, *Engel, et al. v. PSF, et al.*, which involves the claims of four plaintiffs, has been scheduled to commence on October 9, 2012, and discovery is now proceeding in the *Engel* case as well as several other *Herrold* cases.

In February 2006, the same lawyer who represents the plaintiffs in *Hanes* filed a nuisance lawsuit entitled *Garold McDaniel, et al. v. PSF, et al.* in the Circuit Court of Daviess County, Missouri. In the Second Amended Petition, which was filed on February 2008, plaintiffs seek recovery of an unspecified amount of compensatory and punitive damages, costs and injunctive relief. Two of the four plaintiffs settled their claims; PSF purchased their property for $285,000 in exchange for a full release. A third plaintiff is deceased, leaving a single plaintiff in the case. The remaining parties are conducting discovery, and no trial date has been set.

In May 2007, the same lead lawyer who filed the *Adwell, Bounds, Herrold* and *Torrey* lawsuits filed a nuisance lawsuit entitled *Jake Cooper, et al. v. Smithfield Foods, Inc., et al.* in the Circuit Court of Vernon County, Missouri. Murphy-Brown, LLC, Murphy Farms, LLC, Murphy Farms, Inc. and we have all been named as defendants. The other seven named defendants include Murphy Family Ventures, LLC, DM Farms of Rose Hill, LLC, and PSM Associates, LLC, which are entities affiliated with Wendell Murphy, a director of ours, and/or his family members. Initially there were 13 plaintiffs in the lawsuit, but the claims of two plaintiffs were voluntarily dismissed without prejudice. All remaining plaintiffs are current or former residents of Vernon and Barton Counties, Missouri, each of whom claims to live or have lived near swine farms presently or previously owned or managed by the defendants. Plaintiffs allege that odors from these farms interfered with the use and enjoyment of their respective properties. Plaintiffs seek recovery of an unspecified amount of compensatory and punitive damages, costs and attorneys' fees. Trial for the claims of the 11 plaintiffs remaining in the *Cooper* case has been scheduled to commence on May 1, 2013, and discovery is ongoing.

In July 2008, the same lawyers who filed the *Adwell, Bounds, Herrold, Torrey* and *Cooper* lawsuits filed a nuisance lawsuit entitled *John Arnold, et al. v. Smithfield Foods, Inc., et al.* in the Circuit Court of Daviess County, Missouri. The Company and two of our subsidiaries, PSF and KC2 Real Estate LLC were named as defendants. In August 2008, plaintiffs filed a second Petition adding one employee as a defendant. There were three plaintiffs in the lawsuit, who are residents of Daviess County and who claimed to live near swine farms owned or operated by defendants. Plaintiffs alleged that odors from these farms cause nuisances that interfere with the use and enjoyment of their properties. On April 20, 2009, plaintiffs voluntarily dismissed this case without prejudice. Plaintiffs refiled the case on April 20, 2010, adding CGC as a defendant. Defendants have filed responsive pleadings, including a motion to dismiss all claims against the employee-defendant.

During fiscal 2012 and continuing in the first quarter of fiscal 2013, we engaged in global settlement negotiations with counsel representing nearly all of the plaintiffs in the nuisance litigation and numerous carriers of commercial general liability and pollution liability policies. The parties to the litigation have made substantial progress toward consummation of a global settlement that would resolve the vast majority of the nuisance litigation, including all pending cases described above with the exception of the *McDaniel* case. However, there are significant contingencies that must be fulfilled before the settlement is consummated, and we cannot make any assurance that those contingencies will be satisfied. In addition, we have agreements with the insurance carriers under which we receive payments that we contribute to pay a portion of the settlement, most of which are contingent on the consummation of the global settlement. See "Item 8. Financial Statements and Supplementary Data—Note 16: Regulation and Contingencies" for a further discussion.

In the event that the global settlement is not consummated, we believe we have good defenses to all of the actions described above and intend to defend vigorously these suits.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table shows the name and age, position and business experience during the past five years of each of our executive officers. The board of directors elects executive officers to hold office until the next annual meeting of the board of directors, until their successors are elected or until their resignation or removal.

Name and Age	Position	Business Experience During Past Five Years
C. Larry Pope (57)	President and Chief Executive Officer	Mr. Pope was elected President and Chief Executive Officer in June 2006, effective September 1, 2006. Mr. Pope served as President and Chief Operating Officer from October 2001 to September 2006.
Robert W. Manly, IV (59)	Executive Vice President and Chief Financial Officer	Mr. Manly was elected Executive Vice President in August 2006 and was named to the additional position of Chief Financial Officer, effective July 1, 2008. He also served as Interim Chief Financial Officer from January 2007 to June 2007. Prior to August 2006, he was President since October 1996 and Chief Operating Officer since June 2005 of PSF. Mr. Manly will also assume the role of President of Murphy-Brown in July 2012.
Joseph W. Luter, IV (47)	Executive Vice President	Mr. Luter was elected Executive Vice President in April 2008 concentrating on sales and marketing. He served as President of Smithfield Packing from November 2004 to April 2008. Mr. Luter is the son of Joseph W. Luter, III, Chairman of the Board of Directors.
Dhamu Thamodaran (57)	Executive Vice President and Chief Commodity Hedging Officer	Mr. Thamodaran was elected Executive Vice President and Chief Commodity Hedging Officer in July 2011. He was named Senior Vice President and Chief Commodity Hedging Officer in June 2008. Prior to these appointments, Mr. Thamodaran served as Vice President, Price Risk Management.
Dennis H. Treacy (57)	Executive Vice President, Corporate Affairs, and Chief Sustainability Officer	Mr. Treacy was elected Executive Vice President, Corporate Affairs, and Chief Sustainability Officer in October 2011. He was named Senior Vice President of Corporate Affairs and Chief Sustainability Officer in February 2010. Prior to these appointments, Mr. Treacy served as Vice President, Environmental and Corporate Affairs.
George H. Richter (67)	President and Chief Operating Officer, Pork Group	Mr. Richter was elected President and Chief Operating Officer, Pork Group in April 2008. Mr. Richter served as President of Farmland Foods from October 2003 to April 2008.
Michael E. Brown (53)	President of Farmland Foods	Mr. Brown was elected President of Farmland Foods in October 2010. He served as President of Armour-Eckrich and Executive Vice President of John Morrell Food Group from 2006 to October 2010.

Name and Age	Position	Business Experience During Past Five Years
Timothy O. Schellpeper (47)	President of Smithfield Packing	Mr. Schellpeper was elected President of Smithfield Packing in April 2008. He was Senior Vice President of Operations at Farmland Foods from August 2005 to April 2008.
Joseph B. Sebring (65)	President of John Morrell	Mr. Sebring has served as President of John Morrell since May 1994.
Jerry H. Godwin (65)	President of Murphy-Brown	Mr. Godwin has served as President of Murphy-Brown since April 2001. Mr. Godwin will retire from the Company in July 2012.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION

Our common stock trades on the New York Stock Exchange under the symbol "SFD". The following table shows the high and low sales price of our common stock for each quarter of fiscal 2012 and fiscal 2011.

	2012		2011	
	High	Low	High	Low
First quarter	$ 23.85	$ 18.81	$ 19.17	$ 13.34
Second quarter	23.95	17.79	17.34	14.04
Third quarter	25.12	21.75	21.25	15.93
Fourth quarter	24.23	20.04	24.93	19.69

HOLDERS

As of June 13, 2012 there were approximately 885 record holders of our common stock.

DIVIDENDS

We have never paid a cash dividend on our common stock. In addition, the terms of certain of our debt agreements limit the payment of any cash dividends on our common stock. We would only pay cash dividends from assets legally available for that purpose, and payment of cash dividends would depend on our financial condition, results of operations, current and anticipated capital requirements, restrictions under then existing debt instruments and other factors then deemed relevant by the board of directors.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [(1)]
January 30, 2012 to February 29, 2012	—	n/a	n/a	$139,437,442
March 1, 2012 to March 29, 2012	1,733,527 [(2)]	$22.29	1,724,834	$101,004,176
March 30, 2012 to April 29, 2012	1,936,327	$20.81	1,936,327	$ 60,702,809
Total	3,669,854	$21.53	3,661,161	$ 60,702,809

(1) On June 16, 2011, we announced that our board of directors had approved a share repurchase program authorizing the Company to buy up to $150,000,000 of its common stock. In September 2011, our board of directors approved a $100,000,000 increase to the authorized amount. This share repurchase program is set to expire on June 16, 2013. In June 2012 our board of directors approved a new share repurchase program to buy up to $250 million of the Company's stock in addition to the previous authorizations. See Note 20 in "Item 8. Financial Statements and Supplementary Data" for additional information.

(2) Purchases of 8,693 shares were made in open market transactions by Wells Fargo, as trustee, and these 8,693 shares are held in a rabbi trust for the benefit of participants in the Smithfield Foods, Inc. 2008 Incentive Compensation Plan director fee deferral program. The 2008 Incentive Compensation Plan was approved by our shareholders on August 27, 2008.

ITEM 6. SELECTED FINANCIAL DATA

The following table shows selected consolidated financial data and other operational data for the fiscal years indicated. The financial data was derived from our audited consolidated financial statements. You should read the information in conjunction with "Item 8. Financial Statements and Supplementary Data" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Fiscal Years				
	2012	2011	2010	2009	2008
	(in millions, except per share data)				
Statement of Income Data:					
Sales	$13,094.3	$12,202.7	$11,202.6	$12,487.7	$11,351.2
Cost of sales	11,544.9	10,488.6	10,472.5	11,863.1	10,202.8
Gross profit	1,549.4	1,714.1	730.1	624.6	1,148.4
Selling, general and administrative expenses	816.9	789.8	705.9	798.4	813.6
Gain on fire insurance recovery	—	(120.6)	—	—	—
Loss (income) from equity method investments	9.9	(50.1)	(38.6)	50.1	(62.0)
Operating profit (loss)	722.6	1,095.0	62.8	(223.9)	396.8
Interest expense	176.7	245.4	266.4	221.8	184.8
Other loss (income)	12.2	92.5	11.0	(63.5)	—
Income (loss) from continuing operations before income taxes	533.7	757.1	(214.6)	(382.2)	212.0
Income tax expense (benefit)	172.4	236.1	(113.2)	(131.3)	72.8
Income (loss) from continuing operations	361.3	521.0	(101.4)	(250.9)	139.2
Income (loss) from discontinued operations, net of tax	—	—	—	52.5	(10.3)
Net income (loss)	$ 361.3	$ 521.0	$ (101.4)	$ (198.4)	$ 128.9
Net Income (Loss) Per Diluted Share:					
Continuing operations	$ 2.21	$ 3.12	$ (.65)	$ (1.78)	$ 1.04
Discontinued operations	—	—	—	.37	(.08)
Net income (loss) per diluted common share	$ 2.21	$ 3.12	$ (.65)	$ (1.41)	$ .96
Weighted average diluted shares outstanding	163.5	167.2	157.1	141.1	134.2
Balance Sheet Data:					
Working capital	$ 2,162.7	$ 2,110.0	$ 2,128.4	$ 1,497.7	$ 2,215.3
Total assets	7,422.2	7,611.8	7,708.9	7,200.2	8,867.9
Long-term debt and capital lease obligations	1,900.9	1,978.6	2,918.4	2,567.3	3,474.4
Shareholders' equity	3,387.3	3,545.5	2,755.6	2,612.4	3,048.2
Other Consolidated Operational Data:					
Total hogs processed [(1)]	30.7	30.4	32.9	35.2	33.9
Packaged meats sales (pounds) [(1)]	3,119.4	3,159.7	3,238.0	3,450.6	3,363.4
Fresh pork sales (pounds) [(1)]	4,154.6	4,035.0	4,289.9	4,702.0	4,356.7
Total hogs sold [(2)]	18.1	18.6	19.3	20.4	20.2

(1) Comprised of Pork segment and International segment.

(2) Comprised of Hog Production segment and International segment and includes intercompany hog sales.

Notes to Selected Financial Data:

Fiscal 2012

- Includes our share of charges related to the CFG Consolidation Plan of $38.7 million.
- Includes net charges of $22.2 million related to the Missouri litigation.

- Includes losses of $12.2 million on debt extinguishment.
- Includes accelerated depreciation charges associated with the idling of certain Missouri hog farm assets of $8.2 million.
- Includes accelerated depreciation and other charges associated with the planned closure of our Portsmouth facility of $4.7 million.
- Includes $3.1 million of charges related to the Cost Savings Initiative.

Fiscal 2011

- Includes an involuntary conversion gain on fire insurance recovery of $120.6 million.
- Includes losses of $92.5 million on debt extinguishment.
- Includes $28.0 million of charges related to the Cost Savings Initiative.
- Includes a net benefit of $19.1 million related to the Missouri litigation.
- Includes net gains of $18.7 million on the sale of hog farms.

Fiscal 2010

- Includes $34.1 million of impairment charges related to certain hog farms.
- Includes restructuring and impairment charges totaling $17.3 million related to the Restructuring Plan.
- Includes $13.1 million of impairment and severance costs primarily related to the Sioux City plant closure.
- Includes $11.0 million of charges for the write-off of amendment fees and costs associated with the U.S. Credit Facility and the Euro Credit Facility.
- Includes $9.1 million of charges related to the Cost Savings Initiative.

Fiscal 2009

- Fiscal 2009 was a 53 week year.
- Includes a pre-tax write-down of assets and other restructuring charges totaling $88.2 million related to the Restructuring Plan.
- Includes a $56.0 million pre-tax gain on the sale of Groupe Smithfield.
- Includes a $54.3 million gain on the sale of Smithfield Beef, Inc., net of tax of $45.4 million (discontinued operations).
- Includes charges related to inventory write-downs totaling $25.8 million.

Fiscal 2008

- Includes a pre-tax impairment charge on our shuttered Kinston, North Carolina plant of $8.0 million.
- Includes a loss on the disposal of the assets of Smithfield Bioenergy, LLC of $9.6 million, net of tax of $5.4 million (discontinued operations).
- Includes pre-tax inventory write-down and disposal costs of $13.0 million associated with outbreaks of classical swine fever in Romania.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following information in conjunction with the audited consolidated financial statements and the related notes in "Item 8. Financial Statements and Supplementary Data."

Our fiscal year consists of 52 or 53 weeks and ends on the Sunday nearest April 30. All fiscal years presented in this discussion consisted of 52 weeks. Unless otherwise stated, the amounts presented in the following discussion are based on continuing operations for all fiscal periods included. Certain prior year amounts have been reclassified to conform to current year presentations.

EXECUTIVE OVERVIEW

We are the largest hog producer and pork processor in the world. We are also the leader in numerous packaged meats categories with popular brands including Farmland®, Smithfield®, Eckrich®, Armour® and John Morrell®. We are committed to providing good food in a responsible way and maintaining robust animal care, community involvement, employee safety, environmental, and food safety and quality programs.

We produce and market a wide variety of fresh meat and packaged meats products both domestically and internationally. We operate in a cyclical industry and our results are significantly affected by fluctuations in commodity prices for livestock (primarily hogs) and grains. Some of the factors that we believe are critical to the success of our business are our ability to:

- maintain and expand market share, particularly in packaged meats,
- develop and maintain strong customer relationships,
- continually innovate and differentiate our products,
- manage risk in volatile commodities markets, and
- maintain our position as a low cost producer of live hogs, fresh pork and packaged meats.

We conduct our operations through four reportable segments: Pork, Hog Production, International and Corporate, each of which is comprised of a number of subsidiaries, joint ventures and other investments. A fifth reportable segment, the Other segment, contains the results of our former turkey production operations and our previous 49% interest in Butterball, LLC (Butterball), which were sold in December 2010 (fiscal 2011), as well as our former live cattle operations, which were sold in the first quarter of fiscal 2010. The Pork segment consists mainly of our three wholly-owned U.S. fresh pork and packaged meats subsidiaries: The Smithfield Packing Company, Inc. (Smithfield Packing), Farmland Foods, Inc. and John Morrell Food Group. The Hog Production segment consists of our hog production operations located in the U.S. The International segment is comprised mainly of our meat processing and distribution operations in Poland, Romania and the United Kingdom, our interests in meat processing operations, mainly in Western Europe and Mexico, our hog production operations located in Poland and Romania and our interests in hog production operations in Mexico. The Corporate segment provides management and administrative services to support our other segments.

Fiscal 2012 Summary

Net income was $361.3 million, or $2.21 per diluted share, in fiscal 2012, compared to net income of $521.0 million, or $3.12 per diluted share, in fiscal 2011. The following explains the significant changes in fiscal 2012 results compared to fiscal 2011:

- Pork segment operating profit decreased $129.7 million from last year's record $753.4 million due to significantly higher hog costs, which reduced fresh pork cutout margins.
- Hog Production segment operating profit decreased $58.3 million driven principally by litigation charges and higher feed costs.

- International segment operating profit decreased $73.1 million primarily as a result of charges at CFG, of which our share was $38.7 million, higher feed costs and currency losses in our Mexican joint ventures, and higher raw material costs in our Polish meat processing operations. See "Significant Events Affecting Results of Operations" below for further discussion.
- Corporate segment results decreased $113.7 million, primarily due to a $120.6 million gain in the prior year on the final settlement of our insurance claim related to the fire that occurred at our Cudahy, Wisconsin facility.
- Interest expense decreased $68.7 million, or 28%, as a result of our Project 100 initiative, which is described below.
- Losses on debt extinguishment were $12.2 million in the current year compared to $92.5 million in the prior year.

Project 100

In the latter half of fiscal 2010, we developed a plan to reduce the level of debt on our balance sheet by $1 billion and eliminate $100 million of annual interest and finance expense from our statement of income (Project 100). This project was intended to improve our credit metrics, extend and smooth maturities of our various debt obligations and utilize idle cash on hand, while at the same time, maintaining ample liquidity. Project 100 was completed in the first half of fiscal 2012. As a result, we have dramatically reduced our leverage and interest expense. Our net debt (long-term debt and capital lease obligations including current portion, net of cash) to total capitalization (net debt plus shareholders' equity) has decreased from 48% at the end of fiscal 2010 to 33% as of April 29, 2012. Our goal is to maintain a net debt to total capitalization ratio of approximately 40% or lower with a ceiling of 50%.

Share Repurchase Program

In June 2011 (fiscal 2012), we announced that our board of directors had approved a share repurchase program authorizing us to buy up to $150.0 million of our common stock over the subsequent 24 month period (the Share Repurchase Program). In September 2011 (fiscal 2012), our board of directors approved an increase of $100.0 million to the authorized amount of the Share Repurchase Program.

In June 2012 (fiscal 2013), our board of directors approved a new share repurchase program authorizing us to buy up to $250 million of our common stock over the subsequent 24 month period in addition to the amounts previously authorized under the Share Repurchase Program. We intend to fund share repurchases from cash on hand. Share repurchases may be made on the open market, or in privately negotiated transactions. The number of shares repurchased, and the timing of any buybacks, will depend on corporate cash balances, business and economic conditions, and other factors, including investment opportunities. The program may be discontinued at any time.

Since the Share Repurchase Program was authorized, we have repurchased a total of 11,795,489 shares of our common stock for $241.7 million through June 13, 2012.

Strategies for Growth

With the completion of the Restructuring Plan in fiscal 2011, which is further described under "Significant Events Affecting Results of Operations" below, we are focused on top and bottom line growth in our base business. Our strategies for growth include:

- *Focus On Twelve Core Brands*—In connection with our Pork segment restructuring plan, we rationalized our large brand portfolio and began to focus our marketing support on twelve major brand names: Smithfield, Farmland, John Morrell, Gwaltney, Armour, Eckrich, Margherita, Carando, Kretschmar, Cook's, Curly's and Healthy Ones. Approximately three-quarters of our domestic retail packaged meats sales are branded products, with nearly 90% of those branded sales being core brands.

- *Invest in Advertising to Activate Brands*—We have begun to invest more heavily in marketing talent and consumer advertising campaigns to drive consumer awareness. In December 2011 (fiscal 2012), we entered into a multi-year sponsorship agreement with the Richard Petty Motorsports NASCAR team to help activate our brands with consumer-focused marketing.
- *Build a Strong Innovation Pipeline*—We are driving consumer relevant product innovation by focusing on delivering convenience oriented products such as our Smithfield marinated pork products, convenient packaging such as our Smithfield bacon pouch pack and healthier, reduced sodium products. In fiscal 2012, we opened a 37,000 square foot research and development center with three state of the art kitchens, a dedicated cutting room, multimedia technology, and a pilot plant that simulates full scale manufacturing processes. This facility allows us to co-develop prototypes with customers and make quick product modifications for speed to the market.
- *Coordinated Sales and Marketing Team*—In connection with the Pork segment restructuring plan, we merged two independent fresh pork sales forces and consolidated our international sales organizations for our U.S. pork companies into one group responsible for exports. The restructured sales groups provide for a more coordinated and focused strategy to access markets and service customers.

Outlook

The commodity markets affecting our business are often volatile and fluctuate on a daily basis. In this unpredictable operating environment, it is very difficult to make meaningful forecasts of industry trends and conditions. The outlook statements that follow must be viewed in this context.

- Pork—Fresh pork margins have been strong over the last two fiscal years. Margins for fiscal 2012 averaged above the normalized range of $3-$7 per head for much of the year before coming under pressure late in the year. Favorable weather and ideal growing conditions contributed to higher pork supplies this spring. At the same time, relatively high retail prices and the specter of $4/gallon gas prices dampened consumer demand. The confluence of these factors weakened margins in the fresh pork complex in Q4 2012 and early into Q1 2013. Notwithstanding the current weakness, we believe the fundamentals support solid profitability in fresh pork for the full fiscal year. Margins should get a lift as the oversupply situation resulting from accelerated slaughter levels in the spring corrects itself and the spread between wholesale and retail prices normalizes. Moreover, lower supplies of competing proteins, continued strength in export demand and relatively high pork prices around the world should support healthy fresh pork profitability within the normalized range of $3-$7 per head for fiscal 2013.

  Operating margins in our packaged meats business improved in fiscal 2012, despite higher raw material costs. The business benefited from an improved product mix, a more coordinated and focused sales strategy, and increased investment in marketing talent and consumer advertising. Although packaged meats volumes were unchanged from last year, we improved our sales mix by successfully growing our retail packaged meats volume in our core brands, despite competing in product categories that are down industry-wide. We are executing our strategy to grow our packaged meats business by continuing to coordinate our sales and marketing team approach, focus on our twelve core brands, invest in consumer-focused advertising, and build a strong product innovation pipeline to grow share and distribution.

  In summary, we are optimistic about our packaged meats business for fiscal 2013. Based on the focus and momentum we have generated in this part of the business, we are increasing our view of the normalized operating profit range in packaged meats by $.02 per pound to $.12 to $.17 per pound from $.10 to $.15 per pound. We expect packaged meats operating margins to be in the top half of the new normalized range in fiscal 2013.

- Hog Production—Balanced U.S. pork fundamentals and tighter global protein supplies supported live hog market prices in fiscal 2012. Domestic live hog prices were up 15% year over year, but were pressured in the fourth quarter of fiscal 2012 as favorable weather and growing conditions accelerated growth rates and, ultimately, hog supplies. However, with no significant herd expansion expected and the forecasted contraction of other protein supplies, segment fundamentals should be supportive of healthy hog prices going forward.

In fiscal 2013, we expect raising costs to average in the mid $60s per hundredweight in the first quarter before moving lower in the fall as cheaper corn moves through our feeding complex. Lower corn prices should continue to reduce raising costs to the high $50s per hundredweight by the fourth quarter of fiscal 2013.

In summary, we believe a balance domestically, between restrained supply of pork and other proteins, coupled with healthy exports, is supportive of hog production profitability going forward. We expect operating margins will be at the low end of our normalized range of $10-$15 per head in the first quarter of fiscal 2013 and for the full fiscal year. While the current futures strip does not yet support these profitability levels, the relative health of US pork fundamentals, existing risk management positions, lower expected raising costs, and recent momentum in live hog prices provide the basis for our outlook for the full fiscal year.

- International—Our European live swine operations should benefit from tightening hog supplies on the continent. Industry forecasters predict heightened environmental and welfare regulations in Europe will cause producers to contract, improving an already favorable production environment for our Polish and Romanian hog farms. Our Mexican live swine joint ventures are currently operating in a challenging production environment. We expect modest improvements in fiscal 2013. However, before meaningful contributions to segment profitability can be expected, improvements in live hog prices and/or feed grain cost will be needed.

  On the meat processing side of our international business, we expect improved results from our Polish meat operations in fiscal 2013 after a disappointing fiscal 2012. Recent approval to export pork products out of Romania to European Union member countries should also improve results from our Romanian meat operations in fiscal 2013. We also expect modest contributions from our Mexican meat operations.

  Finally, in the third quarter of fiscal 2012, CFG announced a multi-year comprehensive plan to consolidate and streamline its manufacturing operations, which should improve operating results over the long-term. In the near-term, we expect only modest positive contributions from CFG.

  In total, we anticipate operating profits from this segment will move to the upper end of the normalized range of $50 million to $125 million in fiscal 2013.

RESULTS OF OPERATIONS

Significant Events Affecting Results of Operations

CFG Consolidation Plan

In December 2011 (fiscal 2012), the board of CFG approved a multi-year plan to consolidate and streamline its manufacturing operations to improve operating efficiencies and increase utilization (the CFG Consolidation Plan). The CFG Consolidation Plan includes the disposal of certain assets, employee redundancy costs and the contribution of CFG's French cooked ham business into a newly formed joint venture. As a result, we recorded our share of CFG's charges totaling $38.7 million in equity in loss (income) of affiliates within the International segment in the third quarter of fiscal 2012.

Missouri Litigation

PSF, the Company and certain of our other subsidiaries and affiliates are parties to litigation in Missouri involving a number of claims alleging that hog farms owned or under contract with the defendants interfered with the plaintiffs' use and enjoyment of their properties. These claims are more fully described in "Item 3. Legal Proceedings—Missouri Litigation."

During fiscal 2012 and continuing in the first quarter of fiscal 2013, we engaged in global settlement negotiations with counsel representing nearly all of the plaintiffs in the nuisance litigation and numerous carriers of commercial general liability and pollution liability policies. The parties to the litigation have made substantial progress toward consummation of a global settlement that would resolve the vast majority of the nuisance litigation, including all pending cases with the exception of one case. However, there are significant contingencies that must be fulfilled before the settlement is consummated, and we cannot make any assurance that those contingencies will be satisfied. In addition, we have agreements with the insurance carriers under which we receive payments that we contribute to pay a portion of the settlement, most of which are contingent on the consummation of the global settlement.

Due to the recent developments discussed above including the substantial progress toward the consummation of a global settlement and the settlements with certain insurance carriers, we recognized $22.2 million in net charges to selling, general and administrative expenses in the Hog Production segment associated with the Missouri litigation in fiscal 2012.

In November 2010 (fiscal 2011), we reached a settlement with one of our insurance carriers regarding the reimbursement of certain past and future defense costs associated with our Missouri litigation. Related to this matter, we recognized a net benefit of $19.1 million in selling, general and administrative expenses in the Hog Production segment in fiscal 2011.

Fire Insurance Settlement

In July 2009 (fiscal 2010), a fire occurred at the primary manufacturing facility of our subsidiary, Patrick Cudahy, Inc. (Patrick Cudahy), in Cudahy, Wisconsin. The fire damaged a portion of the facility's production space and required the temporary cessation of operations, but did not consume the entire facility. Shortly after the fire, we resumed production activities in undamaged portions of the plant, including the distribution center, and took steps to address the supply needs for Patrick Cudahy products by shifting production to other Company and third-party facilities.

We maintain comprehensive general liability and property insurance, including business interruption insurance. In December 2010 (fiscal 2011), we reached an agreement with our insurance carriers to settle the claim for a total of $208.0 million, of which $70.0 million had been advanced to us in fiscal 2010. We allocated these proceeds to first recover the book value of the property lost, out-of-pocket expenses incurred and business interruption losses that resulted from the fire. The remaining proceeds were recognized as an involuntary conversion gain of $120.6 million in the Corporate segment in the third quarter of fiscal 2011. The involuntary conversion gain was classified in a separate line item on the consolidated statement of income.

Based on an evaluation of business interruption losses incurred, we recognized $15.8 million and $31.8 million in fiscal 2011 and fiscal 2010, respectively, of the insurance proceeds in cost of sales in our Pork segment to offset business interruption losses incurred.

Debt Extinguishment

During fiscal 2012, we repurchased $59.7 million of our 2014 Notes for $68.3 million and recognized losses on debt extinguishment of $11.0 million in fiscal 2012, including the write-off of related unamortized discounts and debt costs.

During fiscal 2011, we repurchased $522.2 million of our 7% senior unsecured notes due August 2011 (2011 Notes) for $543.1 million and recognized losses on debt extinguishment of $21.4 million in fiscal 2011, including the write-off of related unamortized premiums and debt costs.

In January 2011 (fiscal 2011), we commenced a Dutch auction cash tender offer to purchase for $450.0 million in cash (the January Tender Offer) the maximum aggregate principal amount of our outstanding 7.75% senior unsecured notes due May 2013 (2013 Notes) and our outstanding 10% senior secured notes due July 2014 (2014 Notes). As a result of the January Tender Offer, we paid $450.0 million to repurchase 2013 Notes and 2014 Notes with face values of $190.0 million and $200.9 million, respectively, and recognized a losses on debt extinguishment of $71.1 million in the fourth quarter of fiscal 2011, including the write-off of related unamortized discounts and debt costs.

Hog Production Cost Savings Initiative

In fiscal 2010, we announced a plan to improve the cost structure and profitability of our domestic hog production operations (the Cost Savings Initiative). The plan includes a number of undertakings designed to improve operating efficiencies and productivity. These consist of farm reconfigurations and conversions, termination of certain high cost, third party hog grower contracts and breeding stock sourcing contracts, as well as a number of other cost reduction activities. We incurred charges related to these activities totaling $3.1 million, $28.0 million and $9.1 million in fiscal 2012, 2011 and 2010, respectively. All charges have been recorded in cost of sales in the Hog Production segment. We expect the Cost Savings Initiative to be substantially complete by the end of fiscal 2013.

Pork Segment Restructuring

In February 2009 (fiscal 2009), we announced a plan to consolidate and streamline the corporate structure and manufacturing operations of our Pork segment (the Restructuring Plan). The plan included the closure of six plants. This restructuring has made us more competitive by improving operating efficiencies and increasing plant utilization. We completed the Restructuring Plan in the first half of fiscal 2011 with cumulative pre-tax restructuring and impairment charges of approximately $105.5 million, of which $17.3 million was recognized in fiscal 2010. No material charges were incurred in fiscal 2011. All charges were recorded in the Pork segment.

Impairment and Disposal of Long-lived Assets

Portsmouth, Virginia Plant

In November 2011 (fiscal 2012), we announced that we would shift the production of hot dogs and lunchmeat from Smithfield Packing's Portsmouth, Virginia plant to our Kinston, North Carolina plant and permanently close the Portsmouth facility. The Kinston facility will be expanded to handle the additional production and will incorporate state of the art technology and equipment, which is expected to produce significant production efficiencies and cost reductions. The Kinston expansion will require an estimated $85 million in capital expenditures. The expansion of the Kinston facility and the closure of the Portsmouth facility are expected to be completed by the end of fiscal 2013.

As a result of this decision, we performed an impairment analysis of the related assets at the Portsmouth facility in the second quarter of fiscal 2012 and determined that the net cash flows expected to be generated over the anticipated remaining useful life of the plant are sufficient to recover its book value. As such, no impairment exists. However, we have revised depreciation estimates to reflect the use of the related assets at the Portsmouth facility over their shortened useful lives. As a result, we recognized accelerated depreciation charges of $3.3 million in cost of sales during fiscal 2012. We expect to recognize accelerated depreciation charges totaling $4.7 million during fiscal 2013. Also, in connection with this decision, we wrote-down inventory by $0.8 million in cost of sales and accrued $0.6 million for employee severance in selling, general and administrative expenses in the second quarter of fiscal 2012. All of these charges are reflected in the Pork segment.

Hog Farms

<u>Texas</u>

In the first quarter of fiscal 2010, we ceased hog production operations and closed the farms related to our Dalhart, Texas operation. In connection with this event, we recorded an impairment charge of $23.6 million to write-down the assets to their estimated fair value of $20.9 million. The estimate of fair value was based on our assessment of the facts and circumstances at the time of the write-down, which indicated that the highest and best use of the assets by a market participant was for crop farming.

In January 2011 (fiscal 2011), we sold a portion of the Dalhart, Texas operation to a crop farmer for net proceeds of $9.1 million and recognized a loss on the sale of $1.8 million in selling, general and administrative expenses in our Hog Production segment in the third quarter of fiscal 2011. Also, in January 2011 (fiscal 2011), we received a non-binding letter of intent from a prospective buyer for the purchase of our remaining Dalhart, Texas assets. The prospective buyer had indicated that it intended to utilize the farms for hog production after reconfiguring the assets to meet their specific business purposes. In April 2011 (fiscal 2011), we completed the sale of the remaining Dalhart, Texas assets and received net proceeds of $32.5 million. As a result of the sale, we recognized a gain of $13.6 million, after allocating $8.5 million in goodwill to the asset group, in selling, general and administrative expenses in our Hog Production segment in the fourth quarter of fiscal 2011.

Oklahoma and Iowa

In January 2011 (fiscal 2011), we completed the sale of certain hog production assets located in Oklahoma and Iowa. As a result of these sales, we received total net proceeds of $70.4 million and recognized gains totaling $6.9 million, after allocating $17.0 million of goodwill to these asset groups. The gains were recorded in selling, general and administrative expenses in our Hog Production segment in the third quarter of fiscal 2011.

Missouri

In the first quarter of fiscal 2010, we entered into negotiations to sell certain hog farms in Missouri, which we believed would result in a completed sale within the subsequent twelve month period. We recorded total impairment charges of $10.5 million, including a $6.0 million allocation of goodwill, in the first quarter of fiscal 2010 to write-down the hog farm assets to their estimated fair value. The impairment charges were recorded in cost of sales in the Hog Production segment.

In the first half of fiscal 2011, we began reducing the hog population on certain other hog farms in Missouri in order to comply with an amended consent decree. The amended consent decree allows us to return the farms to full capacity upon the installation of an approved "next generation" technology that would reduce the level of odor produced by the farms. The reduced hog raising capacity at these farms was replaced with third party contract farmers in Iowa. In the first quarter of fiscal 2011, in connection with the anticipated reduction in finishing capacity, we performed an impairment analysis of these hog farms and determined that the book value of the assets was recoverable and thus, no impairment existed.

Based on the favorable hog raising performance experienced with these third party contract farmers and the amount of capital required to install "next generation" technology at our Missouri farms, we made the decision in the first quarter of fiscal 2012 to permanently idle certain of the assets on these farms. Depreciation estimates have been revised to reflect the shortened useful lives of the assets. As a result, we recognized accelerated depreciation charges of $8.2 million in fiscal 2012. These charges are reflected in the Hog Production segment.

Butterball, LLC (Butterball)

In June 2010 (fiscal 2011), we announced that we had made an offer to purchase our joint venture partner's 51% ownership interest in Butterball and our partner's related turkey production assets. In accordance with Butterball's operating agreement, our partner had to either accept the offer to sell or be required to purchase our 49% interest and our related turkey production assets.

In September 2010 (fiscal 2011), we were notified of our joint venture partner's decision to purchase our 49% interest in Butterball and our related turkey production assets. In December 2010 (fiscal 2011), we completed the sale of these assets for $167.0 million and recognized a gain of $0.2 million.

RMH Foods, LLC (RMH)

In October 2009 (fiscal 2010), we entered into an agreement to sell substantially all of the assets of RMH, a subsidiary within the Pork segment. As a result of this sale, we recorded pre-tax charges totaling $3.5 million, including $0.5 million of goodwill impairment, in cost of sales in the Pork segment in the second quarter of fiscal 2010 to write-down the assets of RMH to their fair values. In December 2009 (fiscal 2010), we completed the sale of RMH for $9.1 million, plus $1.4 million of liabilities assumed by the buyer.

Sioux City, Iowa Plant Closure

In January 2010 (fiscal 2010), we announced that we would close our fresh pork processing plant located in Sioux City, Iowa. The Sioux City plant was one of our oldest and least efficient plants. The plant design severely limited our ability to produce value-added packaged meats products and maximize production throughput. A portion of the plant's production was transferred to other nearby Smithfield plants. We closed the Sioux City plant in April 2010 (fiscal 2010).

As a result of the planned closure, we recorded charges of $13.1 million in the third quarter of fiscal 2010. These charges consisted of $3.6 million for the write-down of long-lived assets, $2.5 million of unusable inventories and $7.0 million for estimated severance benefits pursuant to contractual and ongoing benefit arrangements. Substantially all of these charges were recorded in cost of sales in the Pork segment.

Consolidated Results of Operations

The tables presented below compare our results of operations for fiscal years 2012, 2011 and 2010. As used in the tables, "NM" means "not meaningful."

Sales and Cost of Sales

	Fiscal Years		% Change	Fiscal Years		% Change
	2012	2011		2011	2010	
	(in millions)			(in millions)		
Sales	$ 13,094.3	$ 12,202.7	7%	$12,202.7	$ 11,202.6	9%
Cost of sales	11,544.9	10,488.6	10	10,488.6	10,472.5	—
Gross profit	$ 1,549.4	$ 1,714.1	(10)	$ 1,714.1	$ 730.1	135
Gross profit margin	12%	14%		14%	7%	

The following items explain the significant changes in sales and gross profit:

2012 vs. 2011

- The increase in consolidated sales was primarily driven by a 6% increase in average unit selling prices coupled with a 2% increase in volume in the Pork segment. The improvements were attributable to higher market prices for fresh pork, supported by export demand, and an improved sales mix in packaged meats to higher margin core brands.
- Gross margin declined from prior year levels as a result of significantly higher raw material costs in all segments. Domestic live hog market prices increased approximately 15% to $65 per hundredweight from $57 per hundredweight, and domestic raising costs increased 18% to $64 per hundredweight from $54 per hundredweight as a result of higher feed prices.
- Cost of sales in the prior year included $28.0 million of charges associated with the Cost Savings Initiative compared to $3.1 million in the current year. Also, cost of sales in the current year includes $8.2 million and $4.7 million of accelerated depreciation and other charges related to the idling of certain of our Missouri hog farm assets and the planned closure of our Portsmouth, Virginia meat processing plant, respectively.

2011 vs. 2010

- The increase in consolidated sales was driven primarily by an 18% increase in average unit selling prices in the Pork segment, which was partially offset by a 7% decline in volume, as a result of lower supplies of pork products and stable demand.
- The improvement in gross profit margin was led by a substantial turnaround in hog production profitability resulting from tightened industry supplies, which led to substantially higher live hog market prices, and slightly lower raising costs on a per pig basis. In addition, higher fresh pork market values relative to live hog prices, and higher average unit selling prices in the Pork segment contributed to the improvement.
- Cost of sales in fiscal 2011 included $28.0 million of charges associated with the Cost Savings Initiative. Cost of sales in fiscal 2010 included $72.4 million of charges related to hog farm and plant write-downs, the Cost Savings Initiative and the Restructuring Plan.

Selling, General and Administrative Expenses (SG&A)

	Fiscal Years		% Change	Fiscal Years		% Change
	2012	2011		2011	2010	
	(in millions)			(in millions)		
Selling, general and administrative expenses	$ 816.9	$ 789.8	3%	$ 789.8	$ 705.9	12%

The following items explain the significant changes in SG&A:

2012 vs. 2011

- Fiscal 2012 includes $22.2 million in net charges associated with the Missouri litigation compared to a $19.1 million net benefit in fiscal 2011. The Missouri litigation is more fully described under "Significant Items Affecting Results of Operations" above.
- Fiscal 2011 included a net gain of $18.7 million on the sale of hog farms, which is more fully explained under "Significant Events Affecting Results of Operations" above.
- Losses on foreign currency denominated transactions increased $7.0 million.
- Fiscal 2012 includes $6.4 million in professional fees related to the potential acquisition of a controlling interest in CFG. In June 2011 (fiscal 2012), we terminated negotiations to purchase the additional interest.
- Variable compensation expense was $29.9 million lower due primarily to lower profitability levels in fiscal 2012.
- Expense for pension and other postretirement benefits decreased $19.6 million.

2011 vs. 2010

- Variable compensation expense increased by $65.6 million due to higher overall profitability; variable compensation programs were severely curtailed in fiscal 2010.
- A reduction in the amount of government subsidies recognized for our Romanian hog production operations increased SG&A by $32.2 million.
- Contract services and professional fees increased $13.8 million, primarily due to outsourced information technology support costs.
- Fiscal 2010 included a gain of $4.5 million on the sale of our investment in Farasia Corporation, a 50/50 Chinese joint venture, (Farasia).

- Losses on foreign currency denominated transactions increased by $4.1 million.
- Fiscal 2011 included a $19.1 million benefit related primarily to an insurance settlement associated with the Missouri litigation.
- Fiscal 2011 included a net gain of $18.7 million on the sale of hog farms, which is more fully explained under "Significant Events Affecting Results of Operations" above.

Loss (Income) from Equity Method Investments

	Fiscal Years		%	Fiscal Years		%
	2012	2011	Change	2011	2010	Change
	(in millions)			(in millions)		
CFG [1]	$ 25.0	$ (17.0)	(247)%	$ (17.0)	$ (4.5)	278%
Mexican joint ventures	(13.4)	(29.6)	(55)	(29.6)	(13.2)	124
Butterball	—	(1.3)	NM	(1.3)	(18.8)	(93)
All other equity method investments	(1.7)	(2.2)	(23)	(2.2)	(2.1)	5
Loss (income) from equity method investments	$ 9.9	$ (50.1)	(120)	$ (50.1)	$ (38.6)	30

(1) CFG prepares its financial statements in accordance with International Financial Reporting Standards. Our share of CFG's results reflects U.S. GAAP adjustments and thus, there may be differences between the amounts we report for CFG and the amounts reported by CFG.

The following items explain the significant changes in loss (income) from equity method investments:

2012 vs. 2011

- CFG's results for fiscal 2012 include $38.7 million of charges related to the CFG Consolidation Plan, which is more fully described under "Significant Events Affecting Results of Operations" above.
- Results from our Mexican joint ventures were negatively impacted by higher feed costs and unfavorable changes in foreign exchange rates.

2011 vs. 2010

- Fiscal 2010 results for CFG included a $10.4 million debt restructuring charge and a $1.3 million charge related to its discontinued Russian operation.
- Equity income from our Mexican joint ventures increased significantly as a result of higher hog prices.
- The decrease in equity income from Butterball reflects our sale of the investment in the third quarter of fiscal 2011, which is more fully explained under "Significant Events Affecting Results of Operations" above.

Interest Expense

	Fiscal Years		%	Fiscal Years		%
	2012	2011	Change	2011	2010	Change
	(in millions)			(in millions)		
Interest expense	$ 176.7	$ 245.4	(28)%	$ 245.4	$ 266.4	(8)%

Interest expense decreased as a result of our Project 100 initiative, under which we redeemed more than $1 billion of debt since the first quarter of fiscal 2011, including $600 million of our 7% senior unsecured notes due August 2011, $260.6 million of our 10% senior secured notes due July 2014 and $190 million of our 7.75% senior unsecured notes due May 2013.

Loss on Debt Extinguishment

	Fiscal Years		%	Fiscal Years		%
	2012	2011	Change	2011	2010	Change
	(in millions)			(in millions)		
Loss on debt extinguishment	$ 12.2	$ 92.5	(87)%	$ 92.5	$ 11.0	NM

The following items explain the significant changes in loss on debt extinguishment:

2012 vs. 2011

- In fiscal 2012, we recognized losses of $11.0 million on the repurchase of $59.7 million of our 10% senior secured notes due July 2014.
- We recognized a loss on debt extinguishment of $1.2 million in the first quarter of fiscal 2012 associated with the refinancing of our working capital facilities in June 2011 (fiscal 2012), which is more fully described in "Liquidity and Capital Resources" below.

2011 vs. 2010

- As described more fully under "Liquidity and Capital Resources" below, we repurchased $913.1 million of our senior unsecured and senior secured notes in fiscal 2011 and recognized losses on debt extinguishment of $92.5 million.
- In fiscal 2010, we recognized losses of $11.0 million related to the write-off of amendment fees and costs associated with the extinguishment of our then existing secured revolving credit facility (the U.S. Credit Facility) and our then existing European secured revolving credit facility (the Euro Credit Facility).

Income Tax (Benefit) Expense

	Fiscal Years		
	2012	2011	2010
Income tax (benefit) expense (in millions)	$ 172.4	$ 236.1	$ (113.2)
Effective tax rate	32%	31%	53%

The decrease in the effective tax rate from 2010 to 2011 was due primarily to the mix of foreign earnings (which have lower effective tax rates) and domestic earnings in fiscal 2011 compared to fiscal 2010, the benefit of the Federal manufacturer's deduction, the utilization of foreign tax credits in the fiscal 2011, and the legislative retroactive reinstatement of the Credit for Increasing Research Activities.

Segment Results

The following information reflects the results from each respective segment prior to eliminations of inter-segment sales.

Pork Segment

	Fiscal Years 2012	Fiscal Years 2011	% Change	Fiscal Years 2011	Fiscal Years 2010	% Change
	(in millions)			(in millions)		
Sales:						
Fresh pork [(1)]	$ 5,089.4	$ 4,542.7	12%	$ 4,542.7	$ 4,199.7	8%
Packaged meats	6,003.6	5,721.2	5	5,721.2	5,126.6	12
Total	$ 11,093.0	$ 10,263.9	8	$ 10,263.9	$ 9,326.3	10
Operating profit: [(2)]						
Fresh pork [(1)]	$ 222.0	$ 406.5	(45)%	$ 406.5	$ 61.1	565%
Packaged meats	401.7	346.9	16	346.9	477.6	(27)
Total	$ 623.7	$ 753.4	(17)	$ 753.4	$ 538.7	40
Sales volume:						
Fresh pork			4%			(8)%
Packaged meats			—			(4)
Total			2			(7)
Average unit selling price:						
Fresh pork			8%			18%
Packaged meats			5			16
Total			6			18
Hogs processed			1%			(10)%
Average domestic live hog prices (per hundred weight) [(3)]	$ 65.05	$ 56.57	15%	$ 56.57	$ 43.81	29%

(1) Includes by-products and rendering.

(2) Fresh pork and packaged meats operating profits represent management's estimated allocation of total Pork segment operating profit.

(3) Represents the average live hog market price as quoted by the Iowa-Southern Minnesota hog market.

In addition to information provided in the table above, the following items explain the significant changes in Pork segment sales and operating profit:

2012 vs. 2011

- Sales and operating profit were positively impacted by higher average unit selling prices for both fresh pork and packaged meats driven supported by strong export demand, an improved mix in packaged meats to more core brand product sales, and strong pricing discipline.
- Fresh pork volumes increased primarily as a result of stronger export demand.
- Fresh pork operating profit decreased to $8 per head from a record $15 per head as live hog prices increased significantly more than fresh meat prices.
- Packaged meats operating profit increased to $.15 per pound from $.13 per pound as a result of strong pricing discipline, an improved product mix to more high margin core brands and lower variable compensation and pension related expenses, which more than offset the impact of higher raw material costs.

- Operating profit for packaged meats in fiscal 2012 includes $4.7 million in charges associated with the anticipated closure of our Portsmouth plant.

2011 vs. 2010

- Sales and operating profit were positively impacted by substantially higher average unit selling prices for both fresh pork and packaged meats driven by a reduction in the supply of pork products and stable demand.
- Fresh pork sales volume declined due to the closure of our Sioux City, Iowa plant in April 2010 (fiscal 2010).
- Fresh pork operating profit increased to $15 per head from $2 per head as a result of substantially higher fresh pork market prices relative to live hog prices.
- Packaged meats operating profit declined to $.13 per pound from $.17 per pound, reflecting substantially higher raw material costs, which we were unable to pass on fully to consumers.
- Operating profit in fiscal 2010 included $30.4 million in charges associated with the Restructuring Plan and the Sioux City plant closure.

Hog Production Segment

	Fiscal Years		%	Fiscal Years		%
	2012	2011	Change	2011	2010	Change
	(in millions)			(in millions)		
Sales	$ 3,052.6	$ 2,705.1	13%	$ 2,705.1	$ 2,207.8	23%
Operating profit (loss)	166.1	224.4	26	224.4	(539.2)	142
Head sold	15.77	16.43	(4)%	16.43	17.43	(6)%
Average domestic live hog prices (per hundred weight) (1)	$ 65.05	$ 56.57	15%	$ 56.57	$ 43.81	29%
Raising costs (per hundred weight) (2)	$ 63.93	$ 54.14	18%	$ 54.14	$ 54.88	(1)%

(1) Represents the average live hog market price as quoted by the Iowa-Southern Minnesota hog market.

(2) Includes the effects of grain derivative contracts designated in hedging relationships.

In addition to the information provided in the table above, the following items explain the significant changes in Hog Production segment sales and operating profit:

2012 vs. 2011

- Sales and operating profit were positively impacted by significantly higher live hog market prices.
- Volume declined due to temporary disruptions from the Cost Savings Initiative and the sale of our Oklahoma hog farms at the end of the third quarter of fiscal 2011.
- Raising costs increased primarily as a result of higher feed costs.
- Fiscal 2012 operating profit includes $22.2 million in net charges associated with the Missouri litigation compared to a $19.1 million net benefit in fiscal 2011. The Missouri litigation is more fully described under "Significant Items Affecting Results of Operations" above.
- Operating profit in fiscal 2011 included a net gain of $18.7 million on the sale of hog farms in Oklahoma, Iowa and Texas.
- Fiscal 2012 operating profit includes accelerated depreciation charges of $8.2 million due to our decision in the first quarter of fiscal 2012 to permanently idle certain Missouri farm assets.

- Fiscal 2012 operating profit includes $3.1 million in charges associated with the Cost Savings Initiative compared to $28.0 million in fiscal 2011.
- Certain derivative contracts are not reflected in the average live hog prices and raising costs presented in the table above; primarily commodity derivative contracts that are not designated in hedging relationships for accounting purposes as well as lean hog derivative contracts that are designated in hedging relationships for accounting purposes. Gains on these contracts increased by $36.4 million.

2011 vs. 2010

- Sales and operating profit were positively impacted by substantially higher live hog prices due to a reduction in the supply of market hogs.
- Operating loss in fiscal 2010 included $34.1 million in impairment charges related to certain hog farms, which is more fully explained under "Significant Events Affecting Results of Operations" above.
- Operating profit in fiscal 2011 included a benefit of $19.1 million related primarily to an insurance settlement associated with the Missouri litigation, which is more fully described under "Significant Items Affecting Results of Operations" above.
- Operating profit in fiscal 2011 includes a net gain of $18.7 million on the sales of hog farms in Oklahoma, Iowa and Texas.
- Operating profit in fiscal 2011 included charges associated with the Cost Savings Initiative of $28.0 million compared to $9.1 million in fiscal 2010.

International Segment

	Fiscal Years 2012	Fiscal Years 2011	% Change	Fiscal Years 2011	Fiscal Years 2010	% Change
	(in millions)			(in millions)		
Sales:						
Poland	$ 1,128.3	$ 1,040.0	8%	$ 1,040.0	$ 992.6	5%
Romania	245.8	199.1	23	199.1	182.4	9
Other	92.6	101.6	(9)	101.6	102.2	(1)
Total	$ 1,466.7	$ 1,340.7	9	$ 1,340.7	$ 1,277.2	5
Operating profit (loss):						
Poland	$ 49.7	$ 64.0	(22)%	$ 64.0	$ 75.7	(15)%
Romania	7.9	9.2	(14)	9.2	35.1	(74)
Other [1]	(14.8)	42.7	(135)	42.7	17.1	150
Total	$ 42.8	$ 115.9	(63)	$ 115.9	$ 127.9	(9)
Poland:						
Sales volume (pounds) [2]			(4)%			12%
Average unit selling price [2]			13			(7)
Hogs processed			(6)			24
Raising costs (per hundred weight)			17			3
Romania:						
Sales volume (pounds) [2]			10%			22%
Average unit selling price [2]			9			(10)
Hogs processed			8			17
Raising costs (per hundred weight)			13			(12)

(1) Includes the results from our equity method investments in Mexico and our investment in CFG.

(2) Excludes the sale of live hogs and includes the impact of foreign currency translation.

In addition to the information provided in the table above, the following items explain the significant changes in International segment sales and operating profit:

2012 vs. 2011

- Sales and operating profit in Poland were positively impacted by higher average unit selling prices primarily due to a shift in product mix to more packaged meats and our ability to pass along higher raw material costs, particularly in the second half of fiscal 2012.
- Operating profit in Poland declined primarily as a result of higher raw material costs in our meat processing operations. Improvements in Polish hog production fundamentals partially offset the decline in profit.
- Sales and operating profit in our Romania fresh pork operation was positively impacted by our recently received approval to export pork products out of Romania to European Union member countries. As a result, we saw average unit selling prices, excluding the impact of foreign currency translation, increase 7%.
- Our Romanian fresh pork and hog production operations both saw improvements in operating results. However, these improvements were more than offset by increased losses in our distribution operations and an unfavorable $8.4 million impact from foreign currency exposure.

- Fiscal 2012 operating profit includes $38.7 million of charges related to the CFG Consolidation Plan, which is more fully described above in "Significant Events Affecting Results of Operations".
- Equity income from our Mexican joint ventures decreased $16.2 million, primarily due to higher feed costs and unfavorable changes in foreign exchange rates.

2011 vs. 2010

- The increases in sales volumes were primarily due to capacity expansion in semi-processed and sausage products in Poland and the expansion of hog production operations in Romania.
- The decline in average unit selling prices reflects adverse economic conditions in Europe.
- In Romania, we recognized $32.2 million less in government subsidies for hog production than the prior year due to the expiration of the subsidy program in the second half of fiscal 2010.
- Equity income from our equity method investments increased $29.3 million primarily driven by higher hog prices in Mexico. Also, equity income from CFG in fiscal 2010 was negatively impacted by $10.4 million of debt restructuring charges and $1.3 million of charges related to its discontinued Russian operation.

Other Segment

	Fiscal Years		%	Fiscal Years		%
	2012	2011	Change	2011	2010	Change
	(in millions)			(in millions)		
Sales	$ —	$ 74.7	NM	$ 74.7	$ 153.3	(51)%
Operating (loss) profit	—	(2.4)	NM	(2.4)	3.6	(167)

The following items explain the significant changes in Other segment sales and operating profit:

- The decrease in sales and operating profit reflects the sale of our turkey operations, including our investment in Butterball, in December 2010 (fiscal 2011), which is more fully explained under "Significant Events Affecting Results of Operations" above.
- Fiscal 2010 included the sale of our remaining live cattle inventory totaling $33.3 million.

Corporate Segment

	Fiscal Years		%	Fiscal Years		%
	2012	2011	Change	2011	2010	Change
	(in millions)			(in millions)		
Operating profit (loss)	$ (110.0)	$ 3.7	NM	$ 3.7	$ (68.2)	105%

The following items explain the significant changes in Corporate segment operating profit (loss):

2012 vs. 2011

- Fiscal 2011 included a gain of $120.6 million on the final settlement with our insurance carriers of our claim related to the fire that occurred at our Cudahy, Wisconsin facility in fiscal 2010.
- Fiscal 2012 includes $6.4 million of professional fees related to the potential acquisition of a controlling interest in CFG. In June 2011, we terminated negotiations to purchase the additional interest.

- Variable compensation cost declined $9.0 million due to lower consolidated profit levels in fiscal 2012.
- Expense for pension and other postretirement benefits decreased $4.1 million.

2011 vs. 2010

- Fiscal 2011 included a gain of $120.6 million on the final settlement with our insurance carriers of our claim related to the fire that occurred at our Cudahy, Wisconsin facility in fiscal 2010.
- Compensation expenses increased $31.1 million driven by substantially improved consolidated operating results.
- Fiscal 2010 included a $4.5 million gain on the sale of our investment in Farasia.
- Gains on company-owned life insurance policies were lower by $3.6 million.
- Change in foreign currency transaction losses negatively impacted operating profit by $2.3 million.

LIQUIDITY AND CAPITAL RESOURCES

Summary

Our cash requirements consist primarily of the purchase of raw materials used in our hog production and pork processing operations, long-term debt obligations and related interest, lease payments for real estate, machinery, vehicles and other equipment, and expenditures for capital assets, other investments and other general business purposes. Our primary sources of liquidity are cash we receive as payment for the products we produce and sell, as well as our credit facilities.

We believe that our current liquidity position is strong and that our cash flows from operations and availability under our credit facilities will be sufficient to meet our working capital needs and financial obligations for at least the next twelve months. As of April 29, 2012, our liquidity position was approximately $1.5 billion, comprised of approximately $1.1 billion in availability under our credit facilities and $324.3 million in cash and cash equivalents. Additionally, we have no substantial debt obligations coming due until fiscal 2014.

Sources of Liquidity

We have available a variety of sources of liquidity and capital resources, both internal and external. These sources provide funds required for current operations, acquisitions, integration costs, debt retirement and other capital requirements.

Accounts Receivable and Inventories

The meat processing industry is characterized by high sales volume and rapid turnover of inventories and accounts receivable. Because of the rapid turnover rate, we consider our meat inventories and accounts receivable highly liquid and readily convertible into cash. The Hog Production segment also has rapid turnover of accounts receivable. Although inventory turnover in the Hog Production segment is slower, mature hogs are readily convertible into cash. Borrowings under our credit facilities are used, in part, to finance increases in the levels of inventories and accounts receivable resulting from seasonal and other market-related fluctuations in raw material costs.

Credit Facilities

Facility	April 29, 2012 Capacity	Borrowing Base Adjustment	Outstanding Letters of Credit	Outstanding Borrowings	Amount Available
			(in millions)		
Inventory Revolver	$ 925.0	$ —	$ —	$ —	$ 925.0
Securitization Facility	275.0	—	(96.1)	—	178.9
International facilities	105.6	—	—	(64.9)	40.7
Total credit facilities	$1,305.6	$ —	$ (96.1)	$ (64.9)	$1,144.6

In June 2011 (fiscal 2012), we refinanced our asset-based revolving credit agreement totaling $1.0 billion that supported short-term funding needs and letters of credit (the ABL Credit Facility) into two separate facilities: (1) an inventory based revolving credit facility up to $925.0 million, with an option to expand up to $1.2 billion (the Inventory Revolver), and (2) an accounts receivable securitization facility up to $275.0 million (the Securitization Facility). We may request working capital loans and letters of credit under both facilities.

Availability under the Inventory Revolver is a function of the level of eligible inventories, subject to reserves. The Inventory Revolver matures in June 2016. However, it will mature on March 15, 2014 if the outstanding principal balance of our senior secured notes due July 2014 (2014 Notes), net of the amount of cash in excess of $75 million, exceeds $300 million on that date. The unused commitment fee and the interest rate spreads are a function of our leverage ratio (as defined in the Second Amended and Restated Credit Agreement). As of April 29, 2012, the unused commitment fee and interest rate were 0.375% and LIBOR plus 2.5%, respectively. The Inventory Revolver includes financial covenants. The ratio of our funded debt to capitalization (as defined in the Second Amended and Restated Credit Agreement) may not exceed 0.5 to 1.0, and our EBITDA to interest expense ratio (as defined in the Second Amended and Restated Credit Agreement) may not be less than 2.5 to 1.0. Obligations under the Inventory Revolver are guaranteed by our material U.S. subsidiaries and are secured by (i) a first priority lien on certain personal property, including cash and cash equivalents, deposit accounts, inventory, intellectual property, and certain equity interests (the Inventory Revolver Collateral), and (ii) a second priority lien on substantially all of the guarantors' real property, fixtures and equipment (the Non-Inventory Revolver Collateral).

The term of the Securitization Facility is three years. As part of the arrangement, all accounts receivable of our major Pork segment subsidiaries are sold to a wholly-owned "bankruptcy remote" special purpose vehicle (SPV). The SPV pledges the receivables as security for loans and letters of credit. The SPV is included in our consolidated financial statements and therefore, the accounts receivable owned by it are included in our consolidated balance sheet. However, the accounts receivable owned by the SPV are separate and distinct from our other assets and are not available to our other creditors should we become insolvent. The SPV held $390.3 million of accounts receivable as of April 29, 2012.

The unused commitment fee and the interest rate spreads under the Securitization Facility are a function of our leverage ratio (as defined in the Second Amended and Restated Credit Agreement). As of April 29, 2012, the unused commitment fee and interest rate were 0.375% and the lender's cost of funds of 0.28% plus 1.25%, respectively.

Securities

We have a shelf registration statement filed with the Securities and Exchange Commission to register sales of debt, stock and other securities from time to time. We would use the net proceeds from the possible sale of these securities for acquisitions, repayment of existing debt or general corporate purposes.

Cash Flows

Operating Activities

	Fiscal Years		
	2012	2011	2010
		(in millions)	
Net cash flows from operating activities	$ 570.1	$ 616.4	$ 258.2

The following items explain the significant changes in cash flows from operating activities over the past three fiscal years:

2012 vs. 2011

- Cash paid to outside hog suppliers was higher due to a 15% increase in average live hog market prices.
- Fiscal 2012 included net domestic tax payments of $225.7 million compared to net refunds of $34.8 million in the prior year.
- Cash paid for grain purchased by the Hog Production segment was approximately $111.3 million higher than the prior year due to increased feed prices.
- Variable compensation paid in fiscal 2012 related to the prior year's performance was higher than the corresponding amount paid in fiscal 2011.
- We contributed $142.8 million to our qualified and non-qualified pension plans in fiscal 2012 compared to $128.5 million in fiscal 2011.
- Cash received from customers increased primarily as a result of higher selling prices.
- Cash received for the settlement of commodity derivative contracts and for margin requirements increased $82.0 million.

2011 vs. 2010

- Cash received from customers increased due to higher selling prices on fresh pork, packaged meats and live hogs.
- Cash received for the settlement of commodity derivative contracts and for margin requirements increased $315.9 million.
- We received cash dividends from CFG of approximately $3.4 million in fiscal 2011 compared to $16.6 million in fiscal 2010.
- Cash paid to outside hog suppliers was significantly higher than the prior year due to a 29% increase in average domestic live hog market prices.
- Cash paid for grain purchased by the Hog Production segment was approximately $139.1 million higher than the prior year due to increased feed prices.
- We contributed $128.5 million to our qualified and non-qualified pension plans in fiscal 2011 compared to $73.9 million in fiscal 2010.
- In fiscal 2011, we transferred a total $27.2 million of cash to our workers compensation service providers to replace letters of credit previously held as collateral in these arrangements.

Investing Activities

	Fiscal Years		
	2012	2011	2010
		(in millions)	
Capital expenditures	$(290.7)	$ (176.8)	$ (174.7)
Dispositions	—	261.5	23.3
Insurance proceeds	—	120.6	9.9
Net (additions) proceeds of breeding stock	(2.3)	26.2	(8.0)
Proceeds from sale of property, plant and equipment	6.4	22.8	11.7
Other	—	—	4.0
Net cash flows from investing activities	$(286.6)	$ 254.3	$ (133.8)

The following items explain the significant investing activities for each of the past three fiscal years:

2012

- Capital expenditures included $32.8 million related to our Kinston, North Carolina plant expansion project and $30.9 million related to the Cost Savings Initiative. The remaining capital expenditures primarily related to plant and hog farm improvement projects

2011

- Capital expenditures primarily related to plant and hog farm improvement projects, including approximately $44.0 million related to the Cost Savings Initiative.
- Dispositions included proceeds from the sale of our investment in Butterball, LLC and our related turkey production assets and proceeds from the sale of hog operations in Texas, Oklahoma and Iowa.
- The insurance proceeds represent the gain on involuntary conversion of property, plant and equipment due to the Patrick Cudahy fire upon the final settlement of claims with our insurance carriers in the third quarter of fiscal 2011.
- Proceeds from the sale of property, plant and equipment includes $9.1 million from the sale of farm land in Texas.

2010

- Capital expenditures were primarily related to the Restructuring Plan, the purchase of property and equipment previously leased and plant and hog farm improvement projects.
- Dispositions included $14.2 million in proceeds from the sale of our interest in Farasia and $9.1 million in proceeds from the sale of RMH, a subsidiary in the Pork segment.
- The insurance proceeds represent the portion of total insurance proceeds that were attributable to the destruction of property, plant and equipment due to the fire that occured at our Patrick Cudahy facility.

Financing Activities

	Fiscal Years		
	2012	2011	2010
		(in millions)	
Principal payments on long-term debt and capital lease obligations	$ (152.7)	$ (944.5)	$ (333.3)
Net (repayments) borrowings on revolving credit facilities and notes payables	(0.3)	21.6	(491.6)
Proceeds from the issuance of long-term debt	—	—	840.4
Repurchase of common stock	(189.5)	—	—
Net proceeds from the issuance of common stock and stock option exercises	1.3	1.2	296.9
Change in cash collateral	23.9	(23.9)	—
Purchase of redeemable noncontrolling interest	—	—	(38.9)
Debt issuance costs and other	(11.1)	—	(64.6)
Net cash flows from financing activities	$ (328.4)	$ (945.6)	$ 208.9

The following items explain the significant financing activities for each of the past three fiscal years:

2012

- We redeemed the remaining $77.8 million of our 7% senior unsecured notes due August 2011 and repurchased $59.7 million of our 10% senior secured notes due July 2014.
- We repurchased 9,176,704 shares of our common stock for $189.5 million as part of the share repurchase program approved by our board of directors in June 2011 (fiscal 2012), which is more fully explained under "Additional Matters Affecting Liquidity."
- We received $20.0 million of cash previously held in a deposit account to serve as collateral for overdrafts on certain of our bank accounts and $3.9 million of cash from the counterparty of our interest rate swap contract which expired in August 2011 (fiscal 2012).
- We paid $11.0 million of debt issuance costs in connection with the refinancing of the ABL Credit Facility.

2011

- We repurchased $522.2 million of our 7% senior unsecured notes due August 2011 through open market purchases as well as a tender offer. Also, we repurchased $190.0 million and $200.9 million of our 7.75% senior unsecured notes due May 2013 and our 10% senior secured notes due July 2014, respectively, as a result of a tender offer that expired on February 9, 2011.
- We repaid $16.2 million in outstanding notes payable and received $40.4 million from draws on credit facilities in the International segment.
- We repaid $30.1 million on outstanding loans in the International segment.
- We transferred $20.0 million of cash into a deposit account to serve as collateral for overdrafts on certain of our bank accounts in place of letters of credit previously used under our banking agreement and $3.9 million of cash to the counterparty of our interest rate swap contract to serve as collateral and replace letters of credit previously provided under the contract.

2010

- In July 2009, we issued $625 million aggregate principal amount of 10% senior secured notes at a price equal to 96.201% of their face value. In August 2009, we issued an additional $225 million aggregate principal amount of 10% senior secured notes at a price equal to 104% of their face value, plus accrued interest from July 2, 2009 to August 14, 2009. Collectively, these notes, which mature in July 2014, are referred to as the "2014 Notes." Interest payments are due semi-annually on January 15 and July 15. The 2014 Notes are guaranteed by substantially all of our U.S. subsidiaries.

We used the net proceeds from the issuance of the 2014 Notes, together with other available cash, to repay borrowings and terminate commitments under the U.S. Credit Facility, to repay the outstanding balance under the Euro Credit Facility, to repay and/or refinance other indebtedness and for other general corporate purposes.

- In July 2009, we entered into a $200.0 million term loan due August 29, 2013 (the Rabobank Term Loan), which replaced our then existing $200.0 million term loan that was scheduled to mature in August 2011. In June 2011 (fiscal 2012), we refinanced the Rabobank Term Loan and extended its maturity to June 9, 2016. Under the new terms, we are obligated to repay $25.0 million on June 9, 2015. We may elect to prepay the loan at any time, subject to the payment of certain prepayment fees in respect of any voluntary prepayment prior to June 9, 2013 and other customary breakage costs.
- In September 2009, we issued 21,660,649 shares of common stock in a registered public offering at $13.85 per share. In October 2009, we issued an additional 598,141 shares of common stock at $13.85 per share to cover over-allotments from the offering. We incurred costs of $13.5 million associated with the offering. The net proceeds from the offering were used to repay our $206.3 million senior unsecured notes, which matured in October 2009, and for working capital and other general corporate purposes.
- We paid debt issuance costs totaling $64.6 million related to the 2014 Notes, the Rabobank Term Loan and the ABL Credit Facility. The debt issuance costs were capitalized and are being amortized into interest expense over the life of each instrument or have been expensed as part debt extinguishment.
- In November 2009, the noncontrolling interest holders of Premium Pet Health, LLC (PPH), a subsidiary in our Pork segment, notified us of their intention to exercise their put option, requiring us to purchase all of their ownership interests in the subsidiary. In December 2009, we acquired the remaining 49% interest in PPH for $38.9 million. PPH is a leading protein by-product processor that supplies many of the leading pet food processors in the United States.

Capitalization

	April 29, 2012	May 1, 2011
	(in millions)	
10% senior secured notes, due July 2014, including unamortized discounts of $7.0 million and $11.2 million	$ 357.4	$ 412.9
10% senior secured notes, due July 2014, including unamortized premiums of $4.4 million and $6.1 million	229.4	231.1
7.75% senior unsecured notes, due July 2017	500.0	500.0
4% senior unsecured Convertible Notes, due June 2013, including unamortized discounts of $26.8 million and $47.3 million	373.2	352.7
7.75% senior unsecured notes, due May 2013	160.0	160.0
7% senior unsecured notes, due August 2011, including unamortized premiums of $0.2 million	—	78.0
Floating rate senior secured term loan, due June 2016	200.0	200.0
Various, interest rates from 0% to 7.47%, due May 2012 through March 2017	117.3	160.0
Total debt	1,937.3	2,094.7
Current portion	(62.5)	(143.2)
Total long-term debt	$1,874.8	$1,951.5
Total shareholders' equity	$3,387.3	$3,545.5

Interest Rate Spread

Although we had no borrowings on the Inventory Revolver or the Securitization Facility as of April 29, 2012, the applicable interest rates would have been LIBOR plus 2.5% and the lender's cost of funds of 0.28% plus 1.25%, respectively. Both interest rate spreads are based on pricing-level grids in the respective agreements and determined by our Funded Debt to EBITDA ratio (as defined in the Second Amended and Restated Credit Agreement).

Guarantees

As part of our business, we are party to various financial guarantees and other commitments as described below. These arrangements involve elements of performance and credit risk that are not included in the consolidated balance sheet. We could become liable in connection with these obligations depending on the performance of the guaranteed party or the occurrence of future events that we are unable to predict. If we consider it probable that we will become responsible for an obligation, we will record the liability in our consolidated balance sheet.

We (together with our joint venture partners) guarantee financial obligations of certain unconsolidated joint ventures. The financial obligations are: up to $87.0 million of debt borrowed by Agroindustrial del Noroeste (Norson), of which $58.0 million was outstanding as of April 29, 2012, and up to $3.5 million of liabilities with respect to currency swaps executed by another of our unconsolidated Mexican joint ventures, Granjas Carroll de Mexico. The covenants in the guarantee relating to Norson's debt incorporate our covenants under the Inventory Revolver. In addition, we continue to guarantee a lease obligation of $11.3 million that was assumed by JBS in connection with the sale of Smithfield Beef, Inc. This lease guarantee may remain in place until the lease expires in February 2022.

Additional Matters Affecting Liquidity

Capital Projects

As of April 29, 2012, we anticipate capital expenditures of approximately $167 million during fiscal 2013, including approximately $52 million related to our Kinston, North Carolina plant expansion project, which is more fully explained under "Significant Events Affecting Results of Operations" above. These expenditures are expected to be funded with cash flows from operations and/or borrowings under credit facilities.

Share Repurchase Program

In June 2011 (fiscal 2012), we announced that our board of directors had approved a share repurchase program authorizing us to buy up to $150.0 million of our common stock over the subsequent 24 month period (the Share Repurchase Program). This authorization replaced our previous share repurchase program.

In September 2011 (fiscal 2012), our board of directors approved an increase of $100.0 million to the authorized amount of the Share Repurchase Program. Share repurchases may be made on the open market or in privately negotiated transactions. The number of shares repurchased, and the timing of any buybacks, depend on corporate cash balances, business and economic conditions and other factors, including investment opportunities. The Share Repurchase Program may be discontinued at any time.

In connection with the Share Repurchase Program, we entered into an agreement with a broker (the Trading Plan) which authorized it to purchase our common stock on our behalf based on certain parameters, in accordance with the applicable requirements of Rule 10b5-1(c)(1)(i) and Rule 10b-18 under the Securities Exchange Act of 1934.

During fiscal 2012, we repurchased 9,176,704 shares of our common stock for $189.5 million, including related fees.

Subsequent to April 29, 2012 and through June 13, 2012, our broker purchased on our behalf an additional 2,618,785 shares of our common stock under the Trading Plan for $52.2 million, including related fees. All share repurchases were funded from cash on hand.

In June 2012 (fiscal 2013), we announced that our board of directors had approved a new share repurchase program authorizing us to buy up to $250 million of our common stock over the next 24 months in addition to those amounts previously authorized under the Share Repurchase Program. We intend to fund share repurchases from cash on hand. Share repurchases may be made on the open market, or in privately negotiated transactions. The number of shares repurchased, and the timing of any buybacks, will depend on corporate cash balances, business and economic conditions, and other factors, including investment opportunities. The program may be discontinued at any time.

Group Pens

In January 2007 (fiscal 2007), we announced a voluntary, ten-year program to phase out individual gestation stalls at our company-owed sow farms and replace the gestation stalls with group pens. We currently estimate the total cost of our transition to group pens to be approximately $300.0 million. This program represents a significant financial commitment and reflects our desire to be more animal friendly, as well as to address the concerns and needs of our customers. As of the end of calendar year 2011, we had completed conversions to group housing for over 30% of our sows on company-owned farms. We will continue the conversion as planned with the objective of completing conversions for all sows on company-owned farms by the end of 2017.

Risk Management Activities

We are exposed to market risks primarily from changes in commodity prices, and to a lesser degree, interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative instruments to hedge our exposure to changing prices and rates, as more fully described under "Derivative Financial Instruments" below. Our liquidity position may be positively or negatively affected by changes in the underlying value of our derivative portfolio. When the value of our open derivative contracts decrease, we may be required to post margin deposits with our brokers to cover a portion of the decrease. Conversely, when the value of our open derivative contracts increase, our brokers may be required to deliver margin deposits to us for a portion of the increase. During fiscal 2012, margin deposits posted by us ranged from $(32.9) million to $115.0 million (negative amounts representing margin deposits we received from our brokers). The average daily amount on deposit with brokers during fiscal 2012 was $27.1 million. As of April 29, 2012, the net amount on deposit with us was $9.5 million.

The effects, positive or negative, on liquidity resulting from our risk management activities tend to be mitigated by offsetting changes in cash prices in our core business. For example, in a period of rising grain prices, gains resulting from long grain derivative positions would generally be offset by higher cash prices paid to farmers and other suppliers in spot markets. These offsetting changes do not always occur, however, in the same amounts or in the same period, with lag times of as much as twelve months.

Pension Plan Funding

Funding requirements for our pension plans are determined based on the funded status measured at the end of each year. The values of our pension obligation and related assets may fluctuate significantly, which may in turn lead to a larger underfunded status in our pension plans and a higher funding requirement. We contributed $142.8 million to our qualified pension plans in fiscal 2012. Our expected minimum funding requirement in fiscal 2013 is $44.8 million.

Litigation Costs

PSF, certain of our other subsidiaries and affiliates and we are parties to litigation in Missouri involving a number of claims alleging that hog farms owned or under contract with the defendants interfered with the plaintiffs' use and enjoyment of their properties. These claims, and an update of recent developments, including substantial progress in the consummation of a global settlement and settlements with certain insurance carriers, are more fully described in "Item 3. Legal Proceedings—Missouri Litigation." We established a reserve estimating our liability for these and similar potential claims on the opening balance sheet for our acquisition of PSF. Consequently, expenses and other liabilities associated with these claims will not affect our profits or losses unless our reserve proves to be insufficient or excessive. The global settlement, if consummated on the terms contemplated, would not be materially different than the accrual. However, payments made under the global settlement, if consummated, will negatively impact our cash flows and liquidity position. In addition, in the event the global settlement is not consummated, legal expenses incurred in our and our subsidiaries' defense of these claims and any payments made to plaintiffs through unfavorable verdicts or otherwise will also negatively impact our cash flows and our liquidity position. In any event, we do not expect such payments to have a material adverse impact on our overall financial position or liquidity.

Contractual Obligations and Commercial Commitments

The following table provides information about our contractual obligations and commercial commitments as of April 29, 2012.

	Payments Due By Period				
	Total	< 1 Year	1-3 Years	3-5 Years	> 5 Years
			(in millions)		
Long-term debt	$ 1,937.3	$ 62.5	$ 1,157.5	$ 217.3	$ 500.0
Interest	445.4	139.3	200.5	86.2	19.4
Capital lease obligations, including interest	27.6	1.0	2.1	1.9	22.6
Operating leases	169.0	41.5	52.1	31.8	43.6
Capital expenditure commitments	40.6	40.6	—	—	—
Purchase obligations:					
Hog procurement (1)	6,089.8	1,426.8	1,993.3	1,562.1	1,107.6
Contract hog growers (2)	1,257.5	387.9	326.9	209.3	333.4
Grain procurement (3)	228.7	228.7	—	—	—
Other	52.4	26.7	5.4	4.1	16.2
Total	$10,248.3	$ 2,355.0	$ 3,737.8	$ 2,112.7	$ 2,042.8

(1) Through the Pork and International segments, we have purchase agreements with certain hog producers. Some of these arrangements obligate us to purchase all of the hogs produced by these producers. Other arrangements obligate us to purchase a fixed amount of hogs. Due to the uncertainty of the number of hogs that we are obligated to purchase and the uncertainty of market prices at the time of hog purchases, we have estimated our obligations under these arrangements. Future payments were estimated using current live hog market prices, available futures contract prices and internal projections adjusted for historical quality premiums.

(2) Through the Hog Production segment, we use independent farmers and their facilities to raise hogs produced from our breeding stock. Under multi-year contracts, the farmers provide the initial facility investment, labor and front line management in exchange for a performance-based service fee payable upon delivery. We are obligated to pay this service fee for all hogs delivered. We have estimated our obligation based on expected hogs delivered from these farmers.

(3) Includes fixed price forward grain purchase contracts totaling $117.5 million. Also includes unpriced forward grain purchase contracts which, if valued as of April 29, 2012 market prices, would be $111.2 million. These forward grain contracts are accounted for as normal purchases. As a result, they are not recorded in the balance sheet.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have a material current effect, or that are reasonably likely to have a material future effect, on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

DERIVATIVE FINANCIAL INSTRUMENTS

We are exposed to market risks primarily from changes in commodity prices, as well as interest rates and foreign exchange rates. To mitigate these risks, we utilize derivative instruments to hedge our exposure to changing prices and rates.

Derivative instruments are recorded in the balance sheet as either assets or liabilities at fair value. For derivatives that qualify and have been designated as cash flow or fair value hedges for accounting purposes, changes in fair value have no net impact on earnings, to the extent the derivative is considered perfectly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged, until the hedged item is recognized in earnings (commonly referred to as the "hedge accounting" method). For derivatives that do not qualify or are not designated as hedging instruments for accounting purposes, changes in fair value are recorded in current period earnings (commonly referred to as the "mark-to-market" method). Under this guidance, we may elect either method of accounting for our derivative portfolio, assuming all the necessary requirements are met. We have in the past availed ourselves of either acceptable method and expect to do so in the future. We believe all of our derivative instruments represent economic hedges against changes in prices and rates, regardless of their designation for accounting purposes.

When available, we use quoted market prices to determine the fair value of our derivative instruments. This may include exchange prices, quotes obtained from brokers, or independent valuations from external sources, such as banks. In some cases where market prices are not available, we make use of observable market based inputs to calculate fair value.

The size and mix of our derivative portfolio varies from time to time based upon our analysis of current and future market conditions. The following table presents the fair values of our open derivative financial instruments in the consolidated balance sheets [(1)].

	April 29, 2012	May 1, 2011
	(in millions)	
Grains	$ 33.8	$ 75.0
Livestock	23.1	(12.9)
Energy	(12.2)	0.9
Interest rates	—	(2.3)
Foreign currency	3.6	(1.4)

(1) Negative amounts represent net liabilities

Sensitivity Analysis

The following table presents the sensitivity of the fair value of our open derivative contracts to a hypothetical 10% change in market prices or in interest rates and foreign exchange rates, as of April 29, 2012 and May 1, 2011.

	April 29, 2012	May 1, 2011
	(in millions)	
Grains	$ 49.4	$ 33.1
Livestock	18.0	85.4
Energy	3.3	0.3
Interest rates	—	—
Foreign currency	11.9	11.0

Commodities Risk

Our meat processing and hog production operations use various raw materials, mainly corn, lean hogs, live cattle, pork bellies, soybeans and wheat, which are actively traded on commodity exchanges. We hedge these commodities when we determine conditions are appropriate to mitigate the inherent price risks. While this hedging may limit our ability to participate in gains from favorable commodity fluctuations, it also tends to reduce the risk of loss from adverse changes in raw material prices. Commodities underlying our derivative instruments are subject to significant price fluctuations. Any requirement to mark-to-market the positions that have not been designated or do not qualify for hedge accounting could result in volatility in our results of operations. We attempt to closely match the hedging instrument terms with the hedged item's terms. Gains and losses resulting from our commodity derivative contracts are recorded in cost of sales except for lean hog contracts that are designated in cash flow hedging relationships, which are recorded in sales, and are offset by increases and decreases in cash prices in our core business (with such increases and decreases also reflected in cost of sales). For example, in a period of rising grain prices, gains resulting from long grain derivative positions would generally be offset by higher cash prices paid to farmers and other suppliers in spot markets. However, under the "mark-to-market" method described above, these offsetting changes do not always occur in the same period, with lag times of as much as twelve months.

Interest Rate and Foreign Currency Exchange Risk

We periodically enter into interest rate swaps to hedge our exposure to changes in interest rates on certain financial instruments and to manage the overall mix of fixed rate and floating rate debt instruments. We also periodically enter into foreign exchange forward contracts to hedge exposure to changes in foreign currency rates on foreign denominated assets and liabilities as well as forecasted transactions denominated in foreign currencies.

The following tables present the effects on our consolidated financial statements from our derivative instruments and related hedged items:

Cash Flow Hedges

	Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative (Effective Portion)			Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Earnings (Effective Portion)			Gain (Loss) Recognized in Earnings on Derivative (Ineffective Portion)		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(in millions)			(in millions)			(in millions)		
Commodity contracts:									
Grain contracts	$ 5.5	$ 232.9	$ (4.0)	$ 75.1	$ 80.7	$ (85.4)	$ (0.2)	$ 1.9	$ (7.2)
Lean hog contracts	102.8	(82.8)	(22.8)	32.3	(44.5)	1.9	(0.5)	(1.0)	(0.5)
Interest rate contracts	—	(1.2)	(4.6)	(2.4)	(7.0)	(6.8)	—	—	—
Foreign exchange contracts	(2.5)	(4.1)	6.1	(4.1)	(2.6)	(8.0)	—	—	—
Total	$ 105.8	$ 144.8	$ (25.3)	$ 100.9	$ 26.6	$ (98.3)	$ (0.7)	$ 0.9	$ (7.7)

Fair Value Hedges

	Gain (Loss) Recognized in Earnings on Derivative			Gain (Loss) Recognized in Earnings on Related Hedged Item		
	2012	2011	2010	2012	2011	2010
	(in millions)			(in millions)		
Commodity contracts	$ 21.9	$ (4.2)	$ (36.2)	$(16.7)	$ 5.4	$32.4
Interest rate contracts	—	—	0.6	—	—	(0.6)
Foreign exchange contracts	—	—	3.4	—	—	(1.5)
Total	$ 21.9	$ (4.2)	$ (32.2)	$(16.7)	$ 5.4	$30.3

Mark-to-Market Method

	Fiscal Years		
	2012	2011	2010
	(in millions)		
Commodity contracts	$ 6.4	$63.4	$ (92.4)
Foreign exchange contracts	7.7	(9.0)	(11.1)
Total	$14.1	$54.4	$(103.5)

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements requires us to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on our experience and our understanding of the current facts and circumstances. Actual results could differ from those estimates. The following is a summary of certain accounting policies and estimates we consider critical. Our accounting policies are more fully discussed in Note 1 in "Item 8. Financial Statements and Supplementary Data."

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Contingent liabilities		
We are subject to lawsuits, investigations and other claims related to the operation of our farms, labor, livestock procurement, securities, environmental, product, taxing authorities and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees. A determination of the amount of reserves and disclosures required, if any, for these contingencies are made after considerable analysis of each individual issue. We accrue for contingent liabilities when an assessment of the risk of loss is probable and can be reasonably estimated. We disclose contingent liabilities when the risk of loss is reasonably possible or probable.	Our contingent liabilities contain uncertainties because the eventual outcome will result from future events, and determination of current reserves requires estimates and judgments related to future changes in facts and circumstances, differing interpretations of the law and assessments of the amount of damages or fees, and the effectiveness of strategies or other factors beyond our control.	We have not made any material changes in the accounting methodology used to establish our contingent liabilities during the past three fiscal years. We established an accrual with respect to the Missouri nuisance suits, described in "Item 3. Legal Proceedings" above, on the opening balance sheet for our acquisition of PSF in fiscal 2008 and we have periodically adjusted that accrual as developments have occurred. The accrual, as adjusted from time to time, represents our best estimate of the probable loss for these suits. In response to recent developments, including substantial progress in the consummation of a global settlement, we recognized $22.2 million in net charges in fiscal 2012. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate our contingent liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to gains or losses that could be material.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Marketing and advertising costs		
We incur advertising, customer incentive and consumer incentive costs to promote products through marketing programs. These programs include cooperative advertising, volume discounts, in-store display incentives, coupons and other programs. Advertising costs are charged in the period incurred except for certain production costs, which are expensed upon the first airing of the advertisement. We accrue customer and consumer incentive costs based on the estimated performance, historical utilization and redemption of each program. Except for certain amounts related to cooperative advertising arrangements, cash consideration given to customers is considered a reduction in the price of our products, thus recorded as a reduction to sales. The remainder of marketing and advertising costs is recorded as a selling, general and administrative expense.	Recognition of the costs related to these programs contains uncertainties due to judgment required in estimating the potential performance and redemption of each program. These estimates are based on many factors, including experience of similar promotional programs.	We have not made any material changes in the accounting methodology used to establish our marketing accruals during the past three fiscal years. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate our marketing accruals. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to gains or losses that could be material.
Accrued self insurance		
We are self insured for certain losses related to health and welfare, workers' compensation, auto liability and general liability claims. We use an independent third-party actuary to assist in the determination of certain of our self-insurance liabilities. We and the actuary consider a number of factors when estimating our self-insurance liability, including claims experience, demographic factors, severity factors and other actuarial assumptions. We periodically review our estimates and assumptions with our third-party actuary to assist us in determining the adequacy of our self-insurance liability.	Our self-insurance liabilities contain uncertainties due to assumptions required and judgment used. Costs to settle our obligations, including legal and healthcare costs, could increase or decrease causing estimates of our self- insurance liabilities to change. Incident rates, including frequency and severity, could increase or decrease causing estimates in our self-insurance liabilities to change.	We have not made any material changes in the accounting methodology used to establish our self-insurance liabilities during the past three fiscal years. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate our self-insurance liabilities. However, if actual results are not consistent with our estimates or assumptions, we may be exposed to gains or losses that could be material. A 10% increase in the estimates as of April 29, 2012, would result in an increase in the amount we recorded for our insurance liabilities of approximately $10.8 million.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
Impairment of long-lived assets		
Long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. Examples include a current expectation that a long-lived asset will be disposed of significantly before the end of its previously estimated useful life, a significant adverse change in the extent or manner in which we use a long-lived asset or a change in its physical condition. When evaluating long-lived assets for impairment, we compare the carrying value of the asset to the asset's estimated undiscounted future cash flows. Impairment is recorded if the estimated future cash flows are less than the carrying value of the asset. The impairment is the excess of the carrying value over the fair value of the long-lived asset. We recorded impairment charges related to long-lived assets of $2.9 million, $9.2 and $48.1 million (including $6.5 million of goodwill) in fiscal 2012, 2011 and 2010, respectively.	Our impairment analysis contains uncertainties due to judgment in assumptions and estimates surrounding undiscounted future cash flows of the long-lived asset, including forecasting useful lives of assets and selecting the discount rate that reflects the risk inherent in future cash flows.	We have not made any material changes in the accounting methodology used to evaluate the impairment of long-lived assets during the last three years. We do not believe there is a reasonable likelihood there will be a material change in the estimates or assumptions used to calculate impairments of long- lived assets. However, if actual results are not consistent with our estimates and assumptions used to calculate estimated future cash flows, we may be exposed to future impairment losses that could be material.
Impairment of goodwill and other non-amortized intangible assets		
Goodwill and indefinite-lived intangible assets are tested for impairment annually in the fourth quarter, or sooner if impairment indicators arise. In the evaluation of goodwill for impairment, we may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss	We estimate the fair value of our reporting units by applying valuation multiples and/or estimating future discounted cash flows. The selection of multiples and cash flows is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, and industry, market and economic conditions. A discounted cash flow analysis requires us to make various judgmental assumptions about	We have not made any material changes in the accounting methodology used to evaluate impairment of goodwill and other intangible assets during the last three years. As of April 29, 2012, we had $768.2 million of goodwill and $346.2 million of other non-amortized intangible assets. Our goodwill is included in the following segments: • $215.7 million—Pork • $132.5 million—International

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
to be recognized for that reporting unit, if any. The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any. The second step compares the implied fair value of goodwill with the carrying amount of goodwill. If the implied fair value of goodwill exceeds the carrying amount, goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit).	sales, operating margins, growth rates and discount rates. When estimating future discounted cash flows, we consider the assumptions that hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on our cost of capital or location- specific economic factors. We experienced significant losses in our domestic hog production operations in fiscal 2009 and fiscal 2010 resulting primarily from record high grain prices and an oversupply of hogs in the market. Our Hog Production segment returned to profitability in fiscal 2011. The fair value estimates of our Hog Production reporting units assume normalized operating margin assumptions based on long-term expectations and margins historically realized in the hog production industry. The fair values of trademarks have been calculated using a royalty rate method. Assumptions about royalty rates are based on the rates at which similar brands and trademarks are licensed in the marketplace. Our impairment analysis contains uncertainties due to uncontrollable events that could positively or negatively impact the anticipated future economic and operating conditions.	• $420.0 million—Hog Production As a result of the first step of our 2012 goodwill impairment analysis, the fair value of each reporting unit exceeded its carrying value. Therefore, the second step was not necessary. A hypothetical 10% decrease in the estimated fair value of our reporting units would not result in an impairment. Our fiscal 2012 other non-amortized intangible asset impairment analysis did not result in an impairment charge. A hypothetical 10% decrease in the estimated fair value of our intangible assets would not result in a material impairment.

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
For our other non-amortized intangible assets, if the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. We have elected to make the first day of the fourth quarter the annual impairment assessment date for goodwill and other intangible assets. However, we could be required to evaluate the recoverability of goodwill and other intangible asset sprior to the required annual assessment if we experience disruptions to the business, unexpected significant declines in operating results, divestiture of a significant component of the business or a decline in market capitalization. For example, in fiscal 2009, we performed an interim test of the carrying amount of goodwill related to our U.S. hog production operations due to significant losses incurred in our hog production operations, the deteriorating macro-economic environment, the continued market volatility and the decrease in our market capitalization.		
Income taxes		
We estimate total income tax expense based on statutory tax rates and tax planning opportunities available to us in various jurisdictions in which we earn income. Federal income taxes include an estimate for taxes on earnings of foreign subsidiaries expected to be remitted to the United States and be taxable, but not for earnings considered indefinitely invested in the foreign subsidiary. Deferred income taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates	Changes in tax laws and rates could affect recorded deferred tax assets and liabilities in the future. Changes in projected future earnings could affect the recorded valuation allowances in the future. Our calculations related to income taxes contain uncertainties due to judgment used to calculate tax liabilities in the application of complex tax regulations across the tax jurisdictions where we operate. Our analysis of unrecognized tax benefits contain uncertainties based on judgment used to apply the more likely than not	We do not believe there is a reasonable likelihood there will be a material change in the tax related balances or valuation allowances. However, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the current estimate of the tax liabilities. To the extent we prevail in matters for which liabilities have been established, or are required to pay amounts in excess of our recorded liabilities, our effective tax rate in a given financial statement period could be materially affected. An

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
in effect for the years in which the differences are expected to reverse. Valuation allowances are recorded when it is likely a tax benefit will not be realized for a deferred tax asset. We record unrecognized tax benefit liabilities for known or anticipated tax issues based on our analysis of whether, and the extent to which, additional taxes will be due. This analysis is performed in accordance with the applicable accounting guidance.	recognition and measurement thresholds.	unfavorable tax settlement may require use of our cash and result in an increase in our effective tax rate in the period of resolution. A favorable tax settlement could be recognized as a reduction in our effective tax rate in the period of resolution.
Pension Accounting		
We provide the majority of our U.S. employees with pension benefits. We account for our pension plans in accordance with the applicable accounting guidance, which requires us to recognize the funded status of our pension plans in our consolidated balance sheets and to recognize, as a component of other comprehensive income (loss), the gains or losses and prior service costs or credits that arise during the period, but are not recognized in net periodic benefit cost. We use an independent third-party actuary to assist in the determination of our pension obligation and related costs. We generally contribute the minimum amount required under government regulations to our qualified pension plans. We funded $142.8 million, $95.1 million and $62.6 million to our qualified pension plans during fiscal 2012, 2011 and 2010, respectively. We expect to fund at least $44.8 million in fiscal 2013.	The measurement of our pension obligation and costs is dependent on a variety of assumptions regarding future events. The key assumptions we use include discount rates, salary growth, retirement ages/mortality rates and the expected return on plan assets. These assumptions may have an effect on the amount and timing of future contributions. The discount rate assumption is based on investment yields available at year-end on corporate bonds rated AA and above with a maturity to match our expected benefit payment stream. The salary growth assumption reflects our long- term actual experience, the near-term outlook and assumed inflation. Retirement rates are based primarily on actual plan experience. Mortality rates are based on mandated mortality tables, which have flexibility to consider industry specific groups, such as blue collar or white collar. The expected return on plan assets reflects asset allocations, investment strategy and historical returns of the asset categories. The effects of actual results differing from these assumptions are	If actual results are not consistent with our estimates or assumptions, we may be exposed to gains or losses that could be material. For example, the discount rate used to measure our projected benefit obligation decreased from 5.85% as of May 1, 2011 to 4.75% as of April 29, 2012, which is the primary cause for a $213.6 million decline in funded status and an expected increase in net pension cost of $38.9 million in fiscal 2013. An additional 0.50% decrease in the discount rate used to measure our projected benefit obligation would have further reduced the funded status by $111.9 million as of April 29, 2012, and would have resulted in an additional $12.9 million in net pension cost above our expected amount for fiscal 2013. A 0.50% decrease in expected return on plan assets would have resulted in an additional $5.1 million in net pension cost above our expected amount for in fiscal 2013. In addition to higher net pension cost, a significant decrease in the

Description	Judgments and Uncertainties	Effect if Actual Results Differ From Assumptions
	accumulated and amortized over future periods and, therefore, generally affect our recognized expense in such future periods. The following weighted average assumptions were used to determine our benefit obligation and net benefit cost for fiscal 2012: • 5.85%—Discount rate to determine net benefit cost • 4.75%—Discount rate to determine pension benefit obligation • 7.75%—Expected return on plan assets • 4.00%—Salary growth	funded status of our pension plans caused by either a devaluation of plan assets or a decline in the discount rate would result in higher pension funding requirements.
Derivatives Accounting See "Derivative Financial Instruments" above for a discussion of our derivative accounting policy.		

Recent Accounting Pronouncements

See Note 1 in "Item 8. Financial Statements and Supplementary Data" for information about recently issued accounting standards not yet adopted by us, including their potential effects on our financial statements.

FORWARD-LOOKING INFORMATION

This report contains "forward-looking" statements within the meaning of the federal securities laws. The forward-looking statements include statements concerning our outlook for the future, as well as other statements of beliefs, future plans and strategies or anticipated events, and similar expressions concerning matters that are not historical facts. Our forward-looking information and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in, or implied by, the statements. These risks and uncertainties include the availability and prices of live hogs, raw materials, fuel and supplies, food safety, livestock disease, live hog production costs, product pricing, the competitive environment and related market conditions, risks associated with our indebtedness, including cost increases due to rising interest rates or changes in debt ratings or outlook, hedging risk, operating efficiencies, changes in foreign currency exchange rates, access to capital, the cost of compliance with and changes to regulations and laws, including changes in accounting standards, tax laws, environmental laws, agricultural laws and occupational, health and safety laws, adverse results from on-going litigation, actions of domestic and foreign governments, labor relations issues, credit exposure to large customers, the ability to make effective acquisitions and successfully integrate newly acquired businesses into existing operations, our ability to effectively restructure portions of our operations and achieve cost savings from such restructurings and uncertainties described under "Item 1A. Risk Factors." Readers are cautioned not to place undue reliance on forward-looking statements because actual results may differ materially from those expressed in, or implied by, the statements. Any forward-looking statement that we make speaks only as of the date of such statement, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Information about our exposure to market risk is included in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Derivative Financial Instruments" of this Annual Report on Form 10-K.

All statements other than historical information required by this item are forward-looking statements. The actual impact of future market changes could differ materially because of, among others, the factors discussed in this Annual Report on Form 10-K.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

	PAGE
Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	70
Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements	71
Consolidated Statements of Income for the Fiscal Years 2012, 2011 and 2010	72
Consolidated Statements of Comprehensive Income for the Fiscal Years 2012, 2011 and 2010	73
Consolidated Balance Sheets as of April 29, 2012 and May 1, 2011	74
Consolidated Statements of Cash Flows for the Fiscal Years 2012, 2011 and 2010	75
Consolidated Statements of Shareholders' Equity for the Fiscal Years 2012, 2011 and 2010	76
Notes to Consolidated Financial Statements	77
Schedule II—Valuation and Qualifying Accounts	122

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of Smithfield Foods, Inc.

We have audited Smithfield Foods, Inc. and subsidiaries internal control over financial reporting as of April 29, 2012 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Smithfield Foods, Inc and subsidiaries management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Smithfield Foods, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of April 29, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Smithfield Foods, Inc. and subsidiaries as of April 29, 2012 and May 1, 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended April 29, 2012 of Smithfield Foods, Inc. and subsidiaries and our report dated June 15, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia
June 15, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Shareholders of Smithfield Foods, Inc.

We have audited the accompanying consolidated balance sheets of Smithfield Foods, Inc. and subsidiaries as of April 29, 2012 and May 1, 2011, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended April 29, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Smithfield Foods, Inc. and subsidiaries at April 29, 2012 and May 1, 2011, and the consolidated results of their operations and their cash flows for each of the three years in the period ended April 29, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Smithfield Foods, Inc. and subsidiaries' internal control over financial reporting as of April 29, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 15, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Richmond, Virginia
June 15, 2012

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share data)

	Fiscal Years		
	2012	2011	2010
Sales	$ 13,094.3	$ 12,202.7	$ 11,202.6
Cost of sales	11,544.9	10,488.6	10,472.5
Gross profit	1,549.4	1,714.1	730.1
Selling, general and administrative expenses	816.9	789.8	705.9
Gain on fire insurance recovery	—	(120.6)	—
Loss (income) from equity method investments	9.9	(50.1)	(38.6)
Operating profit	722.6	1,095.0	62.8
Interest expense	176.7	245.4	266.4
Loss on debt extinguishment	12.2	92.5	11.0
Income (loss) before income taxes	533.7	757.1	(214.6)
Income tax expense (benefit)	172.4	236.1	(113.2)
Net income (loss)	$ 361.3	$ 521.0	$ (101.4)
Net income (loss) per share:			
Basic	$ 2.23	$ 3.14	$ (.65)
Diluted	$ 2.21	$ 3.12	$ (.65)
Weighted average shares outstanding:			
Basic	162.3	166.0	157.1
Effect of dilutive shares	1.2	1.2	—
Diluted	163.5	167.2	157.1

See Notes to Consolidated Financial Statements

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

	Fiscal Years		
	2012	**2011**	**2010**
Net income (loss)	$ 361.3	$ 521.0	$ (101.4)
Other comprehensive income (loss):			
Foreign currency translation:			
Translation adjustment	(185.7)	120.2	3.4
Tax benefit	25.9	2.9	1.5
Pension accounting:			
Net actuarial (losses) gains	(326.1)	60.8	(179.9)
Reclassification of losses into net income (loss)	23.5	38.9	20.3
Tax benefit (expense)	117.6	(37.1)	63.1
Hedge accounting:			
Net derivative gains (losses)	105.6	144.9	(26.6)
Reclassification of (gains) losses into net income (loss)	(100.9)	(26.6)	98.3
Tax expense	(1.6)	(45.7)	(19.1)
Total other comprehensive income (loss)	(341.7)	258.3	(39.0)
Total comprehensive income (loss)	$ 19.6	$ 779.3	$ (140.4)

See Notes to Consolidated Financial Statements

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in millions, except share data)

	April 29, 2012	May 1, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 324.3	$ 374.7
Accounts receivable, net	624.7	709.6
Inventories	2,072.4	2,019.9
Prepaid expenses and other current assets	277.6	233.7
Total current assets	3,299.0	3,337.9
Property, plant and equipment, net	2,277.2	2,309.1
Goodwill	768.2	793.3
Investments	522.6	582.5
Intangible assets, net	381.8	386.6
Other assets	173.4	202.4
Total assets	$ 7,422.2	$ 7,611.8
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt and capital lease obligations	63.5	143.7
Accounts payable	415.8	434.4
Accrued expenses and other current liabilities	657.0	649.8
Total current liabilities	1,136.3	1,227.9
Long-term debt and capital lease obligations	1,900.9	1,978.6
Net long-term pension liability	581.9	369.6
Other liabilities	413.1	487.1
Redeemable noncontrolling interests	2.0	2.0
Commitments and contingencies		
Equity:		
Shareholders' equity:		
Preferred stock, $1.00 par value, 1,000,000 authorized shares	—	—
Common stock, $.50 par value, 500,000,000 authorized shares; 157,408,077 and 166,080,231 issued and outstanding	78.7	83.0
Additional paid-in capital	1,561.0	1,638.7
Stock held in trust	(67.9)	(66.7)
Retained earnings	2,326.4	2,059.7
Accumulated other comprehensive loss	(510.9)	(169.2)
Total shareholders' equity	3,387.3	3,545.5
Noncontrolling interests	0.7	1.1
Total equity	3,388.0	3,546.6
Total liabilities and shareholders' equity	$ 7,422.2	$ 7,611.8

See Notes to Consolidated Financial Statements

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Fiscal Years 2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ 361.3	$ 521.0	$ (101.4)
Adjustments to reconcile net cash flows from operating activities:			
Loss (income) from equity method investments	9.9	(50.1)	(38.6)
Depreciation and amortization	242.8	231.9	242.3
Gain on fire insurance recovery	—	(120.6)	—
Deferred income taxes	90.2	158.2	35.3
Impairment of assets	2.9	9.2	51.3
(Gain) loss on sale of property, plant and equipment, including breeding stock	(25.2)	(53.0)	22.7
Pension expense	57.2	82.0	67.3
Gain on sale of investments	—	—	(4.5)
Pension contributions	(142.8)	(128.5)	(73.9)
Changes in operating assets and liabilities and other, net:			
Accounts receivable	47.8	(63.8)	(12.6)
Inventories	(89.8)	(178.4)	46.5
Prepaid expenses and other current assets	(68.1)	132.2	(209.6)
Accounts payable	2.5	36.6	(12.6)
Accrued expenses and other current liabilities	12.6	(72.6)	160.3
Other	68.8	112.3	85.7
Net cash flows from operating activities	570.1	616.4	258.2
Cash flows from investing activities:			
Capital expenditures	(290.7)	(176.8)	(174.7)
Dispositions	—	261.5	23.3
Insurance proceeds	—	120.6	9.9
Net (additions) proceeds of breeding stock	(2.3)	26.2	(8.0)
Proceeds from sale of property, plant and equipment	6.4	22.8	11.7
Other	—	—	4.0
Net cash flows from investing activities	(286.6)	254.3	(133.8)
Cash flows from financing activities:			
Principal payments on long-term debt and capital lease obligations	(152.7)	(944.5)	(333.3)
Net (repayments) borrowings on revolving credit facilities and notes payables	(0.3)	21.6	(491.6)
Proceeds from the issuance of long-term debt	—	—	840.4
Repurchase of common stock	(189.5)	—	—
Net proceeds from the issuance of common stock and stock option exercises	1.3	1.2	296.9
Change in cash collateral	23.9	(23.9)	—
Purchase of redeemable noncontrolling interest	—	—	(38.9)
Debt issuance costs and other	(11.1)	—	(64.6)
Net cash flows from financing activities	(328.4)	(945.6)	208.9
Effect of foreign exchange rate changes on cash	(5.5)	(1.6)	(1.1)
Net change in cash and cash equivalents	(50.4)	(76.5)	332.2
Cash and cash equivalents at beginning of period	374.7	451.2	119.0
Cash and cash equivalents at end of period	$ 324.3	$ 374.7	$ 451.2

See Notes to Consolidated Financial Statements

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in millions)

	Common Stock (Shares)	Common Stock (Amount)	Additional Paid-in Capital	Stock Held in Trust	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance, May 3, 2009	143.6	$71.8	$1,353.8	$(64.8)	$1,640.1	$(388.5)	$2,612.4	$ 4.1	$2,616.5
Common stock issued	22.2	11.1	283.7	—	—	—	294.8	—	294.8
Issuance of common stock for share based payments	0.2	0.1	2.0	—	—	—	2.1	—	2.1
Stock compensation expense	—	—	6.6	—	—	—	6.6	—	6.6
Adjustment for redeemable noncontrolling interests	—	—	(19.4)	—	—	—	(19.4)	—	(19.4)
Purchase of stock for trust	—	—	—	(0.7)	—	—	(0.7)	—	(0.7)
Distributions to noncontrolling interest	—	—	—	—	—	—	—	(1.6)	(1.6)
Other	—	—	0.2	—	—	—	0.2	—	0.2
Comprehensive loss:									
Net (loss) income	—	—	—	—	(101.4)	—	(101.4)	0.1	(101.3)
Other comprehensive loss, net of tax	—	—	—	—	—	(39.0)	(39.0)	—	(39.0)
Balance, May 2, 2010	166.0	83.0	1,626.9	(65.5)	1,538.7	(427.5)	2,755.6	2.6	2,758.2
Issuance of common stock for share based payments	0.1	—	1.2	—	—	—	1.2	—	1.2
Stock compensation expense	—	—	11.3	—	—	—	11.3	—	11.3
Purchase of stock for trust	—	—	—	(1.2)	—	—	(1.2)	—	(1.2)
Other	—	—	(0.7)	—	—	—	(0.7)	0.4	(0.3)
Comprehensive loss:									
Net income (loss)	—	—	—	—	521.0	—	521.0	(1.9)	519.1
Other comprehensive income, net of tax	—	—	—	—	—	258.3	258.3	—	258.3
Balance, May 1, 2011	166.1	83.0	1,638.7	(66.7)	2,059.7	(169.2)	3,545.5	1.1	3,546.6
Common stock repurchased	(9.2)	(4.6)	(90.3)	—	(94.6)	—	(189.5)	—	(189.5)
Issuance of common stock for share based payments	0.5	0.3	(5.0)	—	—	—	(4.7)	—	(4.7)
Stock compensation expense	—	—	14.4	—	—	—	14.4	—	14.4
Purchase of stock for trust	—	—	—	(1.6)	—	—	(1.6)	—	(1.6)
Other	—	—	3.2	0.4	—	—	3.6	0.4	4.0
Comprehensive loss:									
Net income (loss)	—	—	—	—	361.3	—	361.3	(0.8)	360.5
Other comprehensive loss, net of tax	—	—	—	—	—	(341.7)	(341.7)	—	(341.7)
Balance, April 29, 2012	157.4	$78.7	$1,561.0	$(67.9)	$2,326.4	$(510.9)	$3,387.3	$ 0.7	$3,388.0

See Notes to Consolidated Financial Statements

SMITHFIELD FOODS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unless otherwise stated, amounts presented in these notes to our consolidated financial statements for all fiscal periods included. Certain prior year amounts have been reclassified to conform to current year presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of all wholly-owned subsidiaries, as well as all majority-owned subsidiaries and other entities for which we have a controlling interest. Entities that are 50% owned or less are accounted for under the equity method when we have the ability to exercise significant influence. We use the cost method of accounting for investments in which our ability to exercise significant influence is limited. All intercompany transactions and accounts have been eliminated. Consolidating the results of operations and financial position of variable interest entities for which we are the primary beneficiary does not have a material effect on sales, net income (loss), or net income (loss) per diluted share, or on our financial position for the fiscal periods presented.

Foreign currency denominated assets and liabilities are translated into U.S. dollars using the exchange rates in effect at the balance sheet date. Results of operations and cash flows in foreign currencies are translated into U.S. dollars using the average exchange rate over the course of the fiscal year. The effect of exchange rate fluctuations on the translation of assets and liabilities is included as a component of shareholders' equity in accumulated other comprehensive loss and included in other comprehensive income (loss) for each period. Gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in selling, general and administrative expenses as incurred. We recorded net losses on foreign currency transactions of $7.4 million and $0.4 million in fiscal 2012 and fiscal 2011, respectively, and net gains on foreign currency transactions of $3.7 million in fiscal 2010.

Our Polish operations have different fiscal period end dates. As such, we have elected to consolidate the results of these operations on a one-month lag. We do not believe the impact of reporting the results of these entities on a one-month lag is material to the consolidated financial statements.

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the U.S., which require us to make estimates and use assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Our fiscal year consists of 52 or 53 weeks and ends on the Sunday nearest April 30. Fiscal 2012, 2011 and 2010 consisted of 52 weeks.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of 90 days or less to be cash equivalents. The majority of our cash is concentrated in demand deposit accounts or money market funds. The carrying value of cash equivalents approximates market value.

In fiscal 2011, we began utilizing cash, in addition to letters of credit under our working capital facilities, as collateral for various banking and workers compensation agreements. As of April 29, 2012, we had $7.8 million of cash held as collateral by our workers compensation providers. As of May 1, 2011, we had $20.0 million on deposit with our cash management service provider, $27.2 million held by our workers compensation service providers and $3.9 million held by the counterparty of an interest rate swap contract. We have reclassified the cash on deposit with our cash management service provider to prepaid expenses and other current assets and the remaining amounts to other assets on the consolidated balance sheets as of April 29, 2012 and May 1, 2011.

Accounts Receivable

Accounts receivable are recorded net of the allowance for doubtful accounts. We regularly evaluate the collectibility of our accounts receivable based on a variety of factors, including the length of time the receivables are past due, the financial health of the customer and historical experience. Based on our evaluation, we record reserves to reduce the related receivables to amounts we reasonably believe are collectible. Our reserve for uncollectible accounts receivable was $9.0 million and $9.2 million as of April 29, 2012 and May 1, 2011, respectively.

Inventories

Inventories consist of the following:

	April 29, 2012	May 1, 2011
	(in millions)	
Livestock	$ 962.8	$ 963.9
Fresh and packaged meats	912.1	854.1
Grains	90.4	89.8
Manufacturing supplies	59.1	60.0
Other	48.0	52.1
Total inventories	$2,072.4	$2,019.9

Livestock are generally valued at the lower of first-in, first-out cost or market, adjusted for changes in the fair value of livestock that are hedged. Costs include purchase costs, feed, medications, contract grower fees and other production expenses. Fresh and packaged meats are valued based on USDA and other market prices and adjusted for the cost of further processing. Costs for packaged products include meat, labor, supplies and overhead. Average costing is primarily utilized to account for fresh and packaged meats and grains. Manufacturing supplies are principally ingredients and packaging materials.

Derivative Financial Instruments and Hedging Activities

See Note 5—Derivative Financial Instruments for our policy.

Property, Plant and Equipment, Net

Property, plant and equipment is generally stated at historical cost, which includes the then fair values of assets acquired in business combinations, and depreciated on a straight-line basis over the estimated useful lives of the assets. Assets held under capital leases are classified in property, plant and equipment, net and amortized over the lease term. The amortization of assets held under capital leases is included in depreciation expense. The cost of assets held under capital leases was $34.0 million and $37.4 million at April 29, 2012 and May 1, 2011, respectively. The assets held under capital leases had accumulated amortization of $1.7 million and $3.7 million at April 29, 2012 and May 1, 2011, respectively. Depreciation expense is included in either cost of sales or selling, general and administrative expenses, as appropriate. Depreciation expense totaled $238.6 million, $227.4 million and $236.9 million in fiscal 2012, 2011 and 2010, respectively.

Interest is capitalized on property, plant and equipment over the construction period. Total interest capitalized was $2.8 million, $1.6 million and $2.8 million in fiscal 2012, 2011 and 2010, respectively.

Property, plant and equipment, net, consists of the following:

	Useful Life	April 29, 2012	May 1, 2011
	(in Years)	(in millions)	
Land and improvements	0-20	$ 268.9	$ 271.7
Buildings and improvements	20-40	1,690.6	1,717.8
Machinery and equipment	5-25	1,780.6	1,714.0
Breeding stock	2	182.1	159.3
Computer hardware and software	3-5	148.4	137.1
Other	3-10	89.1	53.2
Construction in progress		110.2	133.6
		4,269.9	4,186.7
Accumulated depreciation		(1,992.7)	(1,877.6)
Property, plant and equipment, net		$ 2,277.2	$ 2,309.1

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets of businesses acquired. Intangible assets with finite lives are amortized over their estimated useful lives. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to future cash flows.

Goodwill and indefinite-lived intangible assets are tested for impairment annually in the fourth quarter, or sooner if impairment indicators arise. In the evaluation of goodwill for impairment, we may perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, a prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any.

The first step in the two-step impairment test is to identify if a potential impairment exists by comparing the fair value of a reporting unit with its carrying amount, including goodwill. The fair value of a reporting unit is estimated by applying valuation multiples and/or estimating future discounted cash flows. The selection of multiples is dependent upon assumptions regarding future levels of operating performance as well as business trends and prospects, and industry, market and economic conditions. When estimating future discounted cash flows, we consider the assumptions that hypothetical marketplace participants would use in estimating future cash flows. In addition, where applicable, an appropriate discount rate is used, based on an industry-wide average cost of capital or location-specific economic factors. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to have a potential impairment and the second step of the impairment test is not necessary. However, if the carrying amount of a reporting unit exceeds its fair value, the second step is performed to determine if goodwill is impaired and to measure the amount of impairment loss to recognize, if any.

The second step compares the implied fair value of goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (i.e., the fair value of the reporting unit is allocated to all the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit). If the implied fair value of goodwill exceeds the carrying amount, goodwill is not considered impaired. However, if the carrying amount of goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to that excess.

Based on the results of our annual goodwill impairment tests, as of our testing date, no impairment indicators were noted for all the periods presented.

The carrying amount of goodwill includes cumulative impairment losses of $6.0 million as of April 29, 2012 and May 1, 2011.

Intangible assets consist of the following:

	Useful Life (in Years)	April 29, 2012 (in millions)	May 1, 2011
Amortized intangible assets:			
Customer relations assets	15-16	$ 13.3	$ 13.3
Patents, rights and leasehold interests	5-25	11.8	11.8
Contractual relationships	22	33.1	33.1
Accumulated amortization		(22.6)	(19.6)
Amortized intangible assets, net		35.6	38.6
Unamortized intangible assets:			
Trademarks	Indefinite	340.1	341.9
Permits	Indefinite	6.1	6.1
Intangible assets, net		$ 381.8	$ 386.6

The fair values of trademarks are calculated using a royalty rate method. Assumptions about royalty rates are based on the rates at which similar brands and trademarks are licensed in the marketplace. If the carrying value of our indefinite-lived intangible assets exceeds their fair value, an impairment loss is recognized in an amount equal to that excess. Intangible assets with finite lives are reviewed for recoverability when indicators of impairment are present using estimated future undiscounted cash flows related to those assets. We have determined that no impairments of our intangible assets existed for any of the periods presented.

Amortization expense for intangible assets was $3.0 million, $3.2 million and $3.1 million in fiscal 2012, 2011 and 2010, respectively. As of April 29, 2012, the estimated amortization expense associated with our intangible assets for each of the next five fiscal years is expected to be $2.6 million.

Debt Issuance Costs, Premiums and Discounts

Debt issuance costs, premiums and discounts are amortized into interest expense over the terms of the related loan agreements using the effective interest method or other methods which approximate the effective interest method.

Investments

See Note 6—Investments for our policy.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in earnings in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to amounts more likely than not to be realized.

The determination of our provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items.

We record unrecognized tax benefit liabilities for known or anticipated tax issues based on our analysis of whether, and the extent to which, additional taxes will be due. We accrue interest and penalties related to unrecognized tax benefits as other liabilities and recognize the related expense as income tax expense.

Pension Accounting

We recognize the funded status of our defined benefit pension plans in the consolidated balance sheets. We also recognize in other comprehensive income, the net of tax results of the gains or losses and prior service costs or credits that arise during the period but are not recognized in net periodic benefit cost. These amounts are adjusted out of accumulated other comprehensive loss as they are subsequently recognized as components of net periodic benefit cost.

We measure our pension and other postretirement benefit plan obligations and related plan assets as of the last day of our fiscal year. The measurement of our pension obligations and related costs is dependent on the use of assumptions and estimates. These assumptions include discount rates, salary growth, mortality rates and expected returns on plan assets. Changes in assumptions and future investment returns could potentially have a material impact on our expenses and related funding requirements.

Self-Insurance Programs

We are self-insured for certain levels of general and vehicle liability, property, workers' compensation, product recall and health care coverage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims. Any resulting adjustments to previously recorded reserves are reflected in current period earnings.

Contingent Liabilities

We are subject to lawsuits, investigations and other claims related to the operation of our farms, labor, livestock procurement, securities, environmental, product, taxing authorities and other matters, and are required to assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable losses and fees.

A determination of the amount of accruals and disclosures required, if any, for these contingencies is made after considerable analysis of each individual issue. We accrue for contingent liabilities when an assessment of the risk of loss is probable and can be reasonably estimated. We disclose contingent liabilities when the risk of loss is at least reasonably possible or probable.

Our contingent liabilities contain uncertainties because the eventual outcome will result from future events. Our determination of accruals and any reasonably possible losses in excess of those accruals require estimates and judgments related to future changes in facts and circumstances, interpretations of the law, the amount of damages or fees, and the effectiveness of strategies or other factors beyond our control. If actual results are not consistent with our estimates or assumptions, we may be exposed to gains or losses that could be material.

Revenue Recognition

We recognize revenues from product sales upon delivery to customers or when title passes. Revenue is recorded at the invoice price for each product net of estimated returns and sales incentives provided to customers. Sales incentives include various rebate and trade allowance programs with our customers, primarily discounts and rebates based on achievement of specified volume or growth in volume levels.

Advertising and Promotional Costs

Advertising and promotional costs are expensed as incurred except for certain production costs, which are expensed upon the first airing of the advertisement. Promotional sponsorship costs are expensed as the promotional events occur. Advertising costs totaled $122.9 million, $120.1 million and $111.3 million in fiscal 2012, 2011 and 2010, respectively, and were included in selling, general and administrative expenses.

Shipping and Handling Costs

Shipping and handling costs are reported as a component of cost of sales.

Research and Development Costs

Research and development costs are expensed as incurred. Research and development costs totaled $75.9 million, $47.0 million and $38.8 million in fiscal 2012, 2011 and 2010, respectively.

Net Income (Loss) per Share

We present dual computations of net income (loss) per share. The basic computation is based on weighted average common shares outstanding during the period. The diluted computation reflects the potentially dilutive effect of common stock equivalents, such as stock options and convertible notes, during the period. We excluded stock options for approximately 1.7 million, 1.8 million and 1.7 million shares in fiscal 2012, 2011 and 2010, respectively, from the diluted computation because their effect would have been anti-dilutive.

NOTE 2: NEW ACCOUNTING GUIDANCE

In September 2011, the Financial Accounting Standards Board (FASB) issued new accounting guidance on testing goodwill for impairment. The new guidance provides an entity the option to first perform a qualitative assessment to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is not, no further analysis is required. If it is, the previously prescribed two-step goodwill impairment test is performed to identify potential goodwill impairment and measure the amount of goodwill impairment loss to be recognized for that reporting unit, if any. We adopted this new guidance in conjunction with our annual goodwill impairment analysis during the fourth quarter of fiscal 2012. The adoption of this guidance did not have an impact our consolidated financial statements.

In June 2011, FASB issued new accounting guidance related to the presentation of comprehensive income. The new guidance provides companies the choice of presenting items of net income, items of other comprehensive income (OCI) and total comprehensive income in one continuous statement of comprehensive income or two separate consecutive statements. Companies will no longer have the option to present OCI solely in the statement of stockholders' equity. The new guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The guidance is required to be applied retrospectively upon adoption and early adoption is permitted. We adopted this new guidance during the fourth quarter of fiscal 2012. The adoption of this guidance did not have an impact our consolidated financial statements.

NOTE 3: IMPAIRMENT AND DISPOSAL OF LONG-LIVED ASSETS

Portsmouth, Virginia Plant

In November 2011 (fiscal 2012), we announced that we would shift the production of hot dogs and lunchmeat from The Smithfield Packing Company, Inc.'s (Smithfield Packing) Portsmouth, Virginia plant to our Kinston, North Carolina plant and permanently close the Portsmouth facility. The Kinston facility will be expanded to handle the additional production and will incorporate state of the art technology and equipment, which is expected to produce significant production efficiencies and cost reductions. The Kinston expansion will require an estimated $85 million in capital expenditures. The expansion of the Kinston facility and the closure of the Portsmouth facility are expected to be completed by the end of fiscal 2013.

As a result of this decision, we performed an impairment analysis of the related assets at the Portsmouth facility in the second quarter of fiscal 2012 and determined that the net cash flows expected to be generated over the anticipated remaining useful life of the plant are sufficient to recover its book value. As such, no impairment exists. However, we have revised depreciation estimates to reflect the use of the related assets at the Portsmouth facility over their shortened useful lives. As a result, we recognized accelerated depreciation charges of $3.3 million in cost of sales during fiscal 2012. We expect to recognize accelerated depreciation charges totaling $4.7 million during fiscal 2013. Also, in connection with this decision, we wrote-down inventory by $0.8 million in cost of sales and accrued $0.6 million for employee severance in selling, general and administrative expenses in the second quarter of fiscal 2012. All of these charges are reflected in the Pork segment.

Hog Farms

Texas

In the first quarter of fiscal 2010, we ceased hog production operations and closed the farms related to our Dalhart, Texas operation. In connection with this event, we recorded an impairment charge of $23.6 million to write-down the assets to their estimated fair value of $20.9 million. The estimate of fair value was based on our assessment of the facts and circumstances at the time of the write-down, which indicated that the highest and best use of the assets by a market participant was for crop farming. The estimated fair value was determined using the initial valuation of the property in connection with our acquisition of the farms, relevant market data based on recent transactions for similar real property and third party estimates.

In January 2011 (fiscal 2011), we sold land included in our Dalhart, Texas operation to a crop farmer for net proceeds of $9.1 million and recognized a loss on the sale of $1.8 million in selling, general and administrative expenses in our Hog Production segment in the third quarter of fiscal 2011. Also, in January 2011 (fiscal 2011), we received a non-binding letter of intent from a prospective buyer for the purchase of our remaining Dalhart, Texas assets. The prospective buyer had indicated that it intended to utilize the farms for hog production after reconfiguring the assets to meet their specific business purposes. In April 2011 (fiscal 2011), we completed the sale of the remaining Dalhart, Texas assets and received net proceeds of $32.5 million. As a result of the sale, we recognized a gain of $13.6 million in selling, general and administrative expenses in our Hog Production segment in the fourth quarter of fiscal 2011, after allocating $8.5 million in goodwill to the asset group. Goodwill was allocated to this business based on its fair value relative to the estimated fair value of our domestic hog production reporting unit. The operating results and cash flows from these asset groups were not considered material for separate disclosure.

Oklahoma and Iowa

In January 2011 (fiscal 2011), we completed the sale of certain hog production assets located in Oklahoma and Iowa. As a result of these sales, we received total net proceeds of $70.4 million and recognized gains totaling $6.9 million, after allocating $17.0 million of goodwill to these asset groups. Goodwill was allocated to this business based on its fair value relative to the estimated fair value of our domestic hog production reporting unit. The gains were recorded in selling, general and administrative expenses in our Hog Production segment in the third quarter of fiscal 2011. The operating results and cash flows from these asset groups were not considered material for separate disclosure.

Missouri

In the first quarter of fiscal 2010, we entered into negotiations to sell certain hog farms located in Missouri, which we believed would result in a completed sale within the subsequent twelve month period. We recorded total impairment charges of $10.5 million, including a $6.0 million allocation of goodwill, in the first quarter of fiscal 2010 to write-down the hog farm assets to their estimated fair value. The impairment charges were recorded in cost of sales in the Hog Production segment. We determined the fair value of the assets by probability-weighting an estimated range of sales proceeds based on price negotiations between us and the prospective buyer, which included consideration of recent market multiples. We allocated goodwill to the asset disposal group based on its estimated fair value relative to the estimated fair value of our domestic hog production reporting unit. In the third quarter of fiscal 2010, negotiations for the sale of these properties stalled indefinitely as we were unwilling to meet certain demands of the prospective buyer. These properties are classified as held and used in the consolidated balance sheets as of April 29, 2012 and May 1, 2011, as it is not probable that a sale of these properties will occur and be completed within one year.

In the first half of fiscal 2011, we began reducing the hog population on certain other hogs farms in Missouri in order to comply with an amended consent decree. The amended consent decree allows us to return the farms to full capacity upon the installation of an approved "next generation" technology that would reduce the level of odor produced by the farms. The reduced hog raising capacity at these farms was replaced with third party contract farmers in Iowa. In the first quarter of fiscal 2011, in connection with the anticipated reduction in finishing capacity, we performed an impairment analysis of these hog farms and determined that the book value of the assets was recoverable and thus, no impairment existed.

Based on the favorable hog raising performance experienced with these third party contract farmers and the amount of capital required to install "next generation" technology at our Missouri farms, we made the decision in the first quarter of fiscal 2012 to permanently idle certain of the assets on these farms. Depreciation estimates were revised to reflect the shortened useful lives of the assets. As a result, we recognized accelerated depreciation charges of $8.2 million in fiscal 2012. These charges are reflected in the Hog Production segment.

Butterball, LLC (Butterball)

In June 2010 (fiscal 2011), we announced that we had made an offer to purchase our joint venture partner's 51% ownership interest in Butterball and our partner's related turkey production assets. In accordance with Butterball's operating agreement, our partner had to either accept the offer to sell or be required to purchase our 49% interest and our related turkey production assets, which we refer to below as our turkey operations.

In September 2010 (fiscal 2011), we were notified of our joint venture partner's decision to purchase our 49% interest in Butterball and our related turkey production assets. In December 2010 (fiscal 2011), we completed the sale of these assets for $167.0 million and recognized a gain of $0.2 million. The gain was calculated as the cash selling price, net of costs to sell, less the carrying amount of the asset disposal group. The operating results and cash flows from our turkey operations were not considered material for separate disclosure.

Sioux City, Iowa Plant

In January 2010 (fiscal 2010), we announced that we would close our fresh pork processing plant located in Sioux City, Iowa. The Sioux City plant was one of our oldest and least efficient plants. The plant design severely limited our ability to produce value-added packaged meats products and maximize production throughput. A portion of the plant's production was transferred to other nearby Smithfield plants. We closed the Sioux City plant in April 2010 (fiscal 2010).

As a result of the planned closure, we recorded charges of $13.1 million in fiscal 2010. These charges consisted of $3.6 million for the write-down of long-lived assets, $2.5 million of unusable inventories and $7.0 million for estimated severance benefits pursuant to contractual and ongoing benefit arrangements. Substantially all of these charges were recorded in cost of sales in the Pork segment.

RMH Foods, LLC (RMH)

In October 2009 (fiscal 2010), we entered into an agreement to sell substantially all of the assets of RMH, a subsidiary within the Pork segment. As a result of this sale, we recorded pre-tax charges totaling $3.5 million, including $0.5 million of goodwill impairment, in cost of sales in the Pork segment in fiscal 2010 to write-down the assets of RMH to their fair values. In December 2009 (fiscal 2010), we completed the sale of RMH for $9.1 million, plus $1.4 million of liabilities assumed by the buyer.

NOTE 4: HOG PRODUCTION COST SAVINGS INITIATIVE

In fiscal 2010, we announced a plan to improve the cost structure and profitability of our domestic hog production operations (the Cost Savings Initiative). The plan includes a number of undertakings designed to improve operating efficiencies and productivity. These consist of farm reconfigurations and conversions, termination of certain high cost, third party hog grower contracts and breeding stock sourcing contracts, as well as a number of other cost reduction activities. We expect the activities associated with the Cost Savings Initiative to be substantially complete by the end of fiscal 2013.

The following presents the cumulative expenses incurred in each of the last three fiscal years related to the Cost Savings Initiative by major type of cost. All of the charges presented have been recorded in cost of sales in the Hog Production segment.

There are no significant expenses remaining and there were no accrued liabilities for charges incurred under the Cost Savings Initiative as of April 29, 2012.

	Fiscal Years			
	2012	2011	2010	Cumulative
	(in millions)			
Cost savings activities:				
Contract terminations	$ 0.5	$ 19.4	$ 2.8	$ 22.7
Other associated costs	2.5	6.9	—	9.4
Accelerated depreciation	0.1	1.7	3.8	5.6
Impairment	—	—	2.5	2.5
Total charges	$ 3.1	$ 28.0	$ 9.1	$ 40.2

In addition to the charges presented in the table above, we expect capital expenditures associated with the Cost Savings Initiative to total approximately $86 million. As of April 29, 2012 we had incurred $77.2 million in capital expenditures.

NOTE 5: DERIVATIVE FINANCIAL INSTRUMENTS

Our meat processing and hog production operations use various raw materials, primarily live hogs, corn and soybean meal, which are actively traded on commodity exchanges. We hedge these commodities when we determine conditions are appropriate to mitigate price risk. While this hedging may limit our ability to participate in gains from favorable commodity fluctuations, it also tends to reduce the risk of loss from adverse changes in raw material prices. We attempt to closely match the commodity contract terms with the hedged item. We also periodically enter into interest rate swaps to hedge exposure to changes in interest rates on certain financial instruments and foreign exchange forward contracts to hedge certain exposures to fluctuating foreign currency rates.

We record all derivatives in the balance sheet as either assets or liabilities at fair value. Accounting for changes in the fair value of a derivative depends on whether it qualifies and has been designated as part of a hedging relationship. For derivatives that qualify and have been designated as hedges for accounting purposes, changes in fair value have no net impact on earnings, to the extent the derivative is considered perfectly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged, until the hedged item is recognized in earnings (commonly referred to as the "hedge accounting" method). For derivatives that do not qualify or are not designated as hedging instruments for accounting purposes, changes in fair value are recorded in current period earnings (commonly referred to as the "mark-to-market" method). We may elect either method of accounting for our derivative portfolio, assuming all the necessary requirements are met. We have in the past availed ourselves of either acceptable method and expect to do so in the future. We believe all of our derivative instruments represent economic hedges against changes in prices and rates, regardless of their designation for accounting purposes.

We do not offset the fair value of derivative instruments with cash collateral held with or received from the same counterparty under a master netting arrangement. As of April 29, 2012, prepaid expenses and other current assets included $4.6 million representing cash on deposit with brokers to cover losses on our open derivative instruments and accrued expenses and other current liabilities included $14.1 million representing cash deposits received from brokers to cover gains on our open derivative instruments. Changes in commodity prices could have a significant impact on cash deposit requirements under our broker and counterparty agreements. Additionally, certain of our derivative contracts contain credit risk related contingent features, which would require us to post additional cash collateral to cover net losses on open derivative instruments if our credit rating was downgraded. As of April 29, 2012, the net liability position of our open derivative instruments that are subject to credit risk related contingent features was not material.

We are exposed to losses in the event of nonperformance or nonpayment by counterparties under financial instruments. Although our counterparties primarily consist of financial institutions that are investment grade, there is still a possibility that one or more of these companies could default. However, a majority of our financial instruments are exchange traded futures contracts held with brokers and counterparties with whom we maintain margin accounts that are settled on a daily basis, thereby limiting our credit exposure to non-exchange traded derivatives. Determination of the credit quality of our counterparties is based upon a number of factors, including credit ratings and our evaluation of their financial condition. As of April 29, 2012, we had credit exposure of $10.6 million on non-exchange traded derivative contracts, excluding the effects of netting arrangements. As a result of netting arrangements, we had no significant credit exposure as of April 29, 2012. No significant concentrations of credit risk existed as of April 29, 2012.

The size and mix of our derivative portfolio varies from time to time based upon our analysis of current and future market conditions. All grain contracts, livestock contracts and foreign exchange contracts are recorded in prepaid expenses and other current assets or accrued expenses and other current liabilities within the consolidated balance sheets, as appropriate. Interest rate contracts are recorded in other liabilities.

The following table presents the fair values of our open derivative financial instruments in the consolidated balance sheets on a gross basis.

	Assets		Liabilities	
	April 29, 2012	May 1, 2011	April 29, 2012	May 1, 2011
	(in millions)		(in millions)	
Derivatives using the "hedge accounting" method:				
Grain contracts	$ 35.3	$ 46.2	$ 9.6	$ 4.8
Livestock contracts	22.9	22.9	—	29.5
Interest rate contracts	—	—	—	2.3
Foreign exchange contracts	1.9	0.2	—	—
Total	60.1	69.3	9.6	36.6
Derivatives using the "mark-to-market" method:				
Grain contracts	9.1	38.3	1.0	4.7
Livestock contracts	7.4	1.7	7.2	8.0
Energy contracts	—	1.0	12.2	0.1
Foreign exchange contracts	2.4	0.3	0.7	1.9
Total	18.9	41.3	21.1	14.7
Total fair value of derivative instruments	$ 79.0	$ 110.6	$ 30.7	$ 51.3

Hedge Accounting Method

Cash Flow Hedges

We enter into derivative instruments, such as futures, swaps and options contracts, to manage our exposure to the variability in expected future cash flows attributable to commodity price risk associated with the forecasted sale of live hogs and fresh pork, and the forecasted purchase of corn and soybean meal. In addition, we enter into interest rate swaps to manage our exposure to changes in interest rates associated with our variable interest rate debt, and we enter into foreign exchange contracts to manage our exposure to the variability in expected future cash flows attributable to changes in foreign exchange rates associated with the forecasted purchase or sale of assets denominated in foreign currencies. As of April 29, 2012, we had no cash flow hedges for forecasted transactions beyond September 2013.

When cash flow hedge accounting is applied, derivative gains or losses are recognized as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transactions affect earnings. Derivative gains and losses, when reclassified into earnings, are recorded in cost of sales for grain contracts, sales for lean hog contracts, interest expense for interest rate contracts and selling, general and administrative expenses for foreign exchange contracts. Gains and losses on derivatives designed to hedge price risk associated with fresh pork sales are recorded in the Hog Production segment.

During fiscal 2012, the range of notional volumes associated with open derivative instruments designated in cash flow hedging relationships was as follows:

	Minimum	Maximum	Metric
Commodities:			
Corn	26,705,000	56,230,000	Bushels
Soybean meal	223,700	877,722	Tons
Lean Hogs	271,000,000	960,360,000	Pounds
Interest rate	—	200,000,000	U.S. Dollars
Foreign currency (1)	20,634,871	60,895,614	U.S. Dollars

(1) Amounts represent the U.S. dollar equivalent of various foreign currency contracts.

The following table presents the effects on our consolidated financial statements of pre-tax gains and losses on derivative instruments designated in cash flow hedging relationships for the fiscal years indicated:

	Gain (Loss) Recognized in Other Comprehensive Income (Loss) on Derivative (Effective Portion)			Gain (Loss) Reclassified from Accumulated Other Comprehensive Loss into Earnings (Effective Portion)			Gain (Loss) Recognized in Earnings on Derivative (Ineffective Portion)		
	2012	2011	2010	2012	2011	2010	2012	2011	2010
	(in millions)			(in millions)			(in millions)		
Commodity contracts:									
Grain contracts	$ 5.5	$232.9	$ (4.0)	$ 75.1	$ 80.7	$(85.4)	$(0.2)	$ 1.9	$(7.2)
Lean hog contracts	102.8	(82.8)	(22.8)	32.3	(44.5)	1.9	(0.5)	(1.0)	(0.5)
Interest rate contracts	—	(1.2)	(4.6)	(2.4)	(7.0)	(6.8)	—	—	—
Foreign exchange contracts	(2.5)	(4.1)	6.1	(4.1)	(2.6)	(8.0)	—	—	—
Total	$105.8	$144.8	$(25.3)	$100.9	$ 26.6	$(98.3)	$(0.7)	$ 0.9	$(7.7)

For the fiscal periods presented, foreign exchange contracts were determined to be highly effective. We have excluded from the assessment of effectiveness differences between spot and forward rates, which we have determined to be immaterial.

During fiscal 2012 and 2011, we discontinued cash flow hedge accounting on certain grain contracts as it became probable that the original forecasted transactions would not transpire. As a result of this change, the table above for fiscal 2012 includes gains of $12.0 million on grain contracts de-designated from hedging relationships that were reclassified from accumulated other comprehensive loss into earnings in fiscal 2012. The related impact of discontinued cash flow hedges in fiscal 2011 was immaterial.

As of April 29, 2012, there were deferred net gains of $51.2 million, net of tax of $32.0 million, in accumulated other comprehensive loss. We expect to reclassify $37.6 million ($23.0 million net of tax) of the deferred net gains on closed commodity contracts into earnings in fiscal 2013. We are unable to estimate the gains or losses to be reclassified into earnings in fiscal 2013 related to open contracts as their values are subject to change.

Fair Value Hedges

We enter into derivative instruments (primarily futures contracts) that are designed to hedge changes in the fair value of live hog inventories and firm commitments to buy grains. When fair value hedge accounting is applied, derivative gains and losses are recognized in earnings currently along with the change in fair value of the hedged item attributable to the risk being hedged. The gains or losses on the derivative instruments and the offsetting losses or gains on the related hedged items are recorded in cost of sales for commodity contracts, interest expense for interest rate contracts and selling, general and administrative expenses for foreign exchange contracts.

During fiscal 2012, the range of notional volumes associated with open derivative instruments designated in fair value hedging relationships was as follows:

	Minimum	Maximum	Metric
Commodities:			
Lean hogs	—	221,680,000	Pounds
Corn	2,245,000	7,250,000	Bushels

The following table presents the effects on our consolidated statements of income of gains and losses on derivative instruments designated in fair value hedging relationships and the related hedged items for the fiscal years indicated:

	Gain (Loss) Recognized in Earnings on Derivative			Gain (Loss) Recognized in Earnings on Related Hedged Item		
	2012	2011	2010	2012	2011	2010
		(in millions)			(in millions)	
Commodity contracts	$ 21.9	$ (4.2)	$ (36.2)	$ (16.7)	$ 5.4	$ 32.4
Interest rate contracts	—	—	0.6	—	—	(0.6)
Foreign exchange contracts	—	—	3.4	—	—	(1.5)
Total	$ 21.9	$ (4.2)	$ (32.2)	$ (16.7)	$ 5.4	$ 30.3

We recognized gains of $6.0 million in fiscal 2012 and losses of $24.9 million and $3.1 million in fiscal 2011 and fiscal 2010, respectively, on closed commodity derivative contracts as the underlying cash transactions affected earnings.

For fair value hedges of hog inventory, we elect to exclude from the assessment of effectiveness differences between the spot and futures prices. These differences are recorded directly into earnings as they occur. These differences resulted in gains of $5.1 million and $0.2 million in fiscal 2012 and fiscal 2011, respectively, and losses of $4.4 million in fiscal 2010.

Mark-to-Market Method

Derivative instruments that are not designated as a hedge, have been de-designated from a hedging relationship, or do not meet the criteria for hedge accounting are marked-to-market with the unrealized gains and losses together with actual realized gains and losses from closed contracts being recognized in current period earnings.

Under the mark-to-market method, gains and losses are recorded in cost of sales for commodity contracts, and selling, general and administrative expenses for interest rate contracts and foreign exchange contracts.

During fiscal 2012, the range of notional volumes associated with open derivative instruments using the "mark-to-market" method was as follows:

	Minimum	Maximum	Metric
Commodities:			
Lean hogs	400,000	334,320,000	Pounds
Corn	4,985,000	22,810,000	Bushels
Soybean meal	—	249,000	Tons
Soybeans	210,000	775,000	Bushels
Wheat	—	1,820,000	Bushels
Live cattle	—	120,000	Pounds
Natural gas	1,750,000	11,260,000	Million BTU
Heating oil	—	1,008,000	Gallons
Crude oil	—	53,000	Barrels
Foreign currency (1)	29,400,715	140,191,820	U.S. Dollars

(1) Amounts represent the U.S. dollar equivalent of various foreign currency contracts.

The following table presents the amount of gains (losses) recognized in the consolidated statements of income on derivative instruments using the "mark-to-market" method by type of derivative contract for the fiscal years indicated:

	Fiscal Years		
	2012	2011	2010
	(in millions)		
Commodity contracts	$ 6.4	$63.4	$ (92.4)
Foreign exchange contracts	7.7	(9.0)	(11.1)
Total	$14.1	$54.4	$(103.5)

The table above reflects gains and losses from both open and closed contracts including, among other things, gains and losses related to contracts designed to hedge price movements that occur entirely within a fiscal year. The table includes amounts for both realized and unrealized gains and losses. The table is not, therefore, a simple representation of unrealized gains and losses recognized in the income statement during any period presented.

NOTE 6: INVESTMENTS

Investments consist of the following:

Equity Investment	Segment	% Owned	April 29, 2012	May 1, 2011
			(in millions)	
Campofrío Food Group (CFG)	International	37%	$ 385.2	$ 445.1
Mexican joint ventures	International	50%	111.2	110.2
All other equity method investments	Various	Various	26.2	27.2
Total investments			$ 522.6	$ 582.5

We record our share of earnings and losses from our equity method investments in loss (income) from equity method investments. Some of these results are reported on a one-month lag which, in our opinion, does not materially impact our consolidated financial statements. Each quarter, we review the carrying value of our investments and consider whether indicators of impairment exist. Examples of impairment indicators include a history or expectation of future operating losses and declines in a quoted share price, among other factors. If an impairment indicator exists, we must evaluate the fair value of our investment to determine if a loss in value, which is other than temporary, has occurred. If we consider any such decline to be other than temporary (based on various factors, including historical financial results, product development activities and the overall health of the affiliate's industry), then a write-down of the investment to its estimated fair value would be recorded . We have determined that no write-down was necessary for all periods presented.

As of April 29, 2012, we held 37,811,302 shares of CFG common stock. Shares of CFG are publicly traded on the Bolsa de Madrid exchange (Madrid Exchange). However, we do not believe the quoted share price on the Madrid Exchange is, by itself, reflective of the fair value of our investment in CFG for the following reasons:

- the minority shares traded on the Madrid Exchange confer no special rights or privileges to buyers. In contrast, the shares comprising our 37% stake in CFG contractually entitle us to two seats on CFG's 9-person board of directors, giving us the ability to exert significant influence over the strategic and operational decisions of our investee.
- the stock is very thinly traded. CFG is a closely held company, with the three largest shareholders owning approximately 74% of the outstanding shares. We are CFG's largest shareholder, with a 37% stake.

  The average daily trading volume during the fourth quarter of fiscal 2012 represents just 0.009% of the total outstanding shares (average trading volume of 9,800 shares while the total number of shares outstanding is in excess of 102 million). The lack of an active market can cause significant fluctuations and volatility in the stock price that are not commensurate with fundamental changes in the underlying business and the fair value of our holding in CFG. Shares trading on the Madrid Exchange have ranged from a high of €9.28 ($13.77) to a low €5.28 ($7.35) per share during fiscal 2012, with fluctuations in between.

The table below shows CFG's intra-day high share price and Smithfield's carrying value, expressed in euro per share, on various dates relevant to our disclosures.

Date	Share Price	Carrying Value
February 17, 2012	€7.20	€7.54
April 29, 2012 (1)	€6.30	€7.70

(1) Share prices on year-end dates reflect the last trading day in the fiscal year.

As the table above shows, the carrying value of our investment in CFG was above the quoted market price on the Madrid Exchange at the end of fiscal 2012, indicating a possible impairment of our investment in CFG. However, as noted above, we do not consider the share price on the Madrid Exchange, by itself, to be determinative of fair value.

In assessing the fair value of our investment, we considered a variety of information, including an independent third party valuation report, which incorporates generally accepted valuation techniques, CFG's history of positive cash flows, expectations about the future cash flows of CFG, market multiples for comparable businesses, and an influence premium applied to the market price of CFG's shares on the Madrid Exchange to adjust for our contractual right to two board seats and our ability to exert significant influence over the operational and strategic decisions of the company.

Based on an evaluation of all these factors, we concluded the fair value of our investment in CFG, as of April 29, 2012, exceeded its carrying amount.

Loss (income) from equity method investments consists of the following:

Equity Investment	Segment	Fiscal Years 2012	2011	2010
			(in millions)	
CFG (1)	International	$ 25.0	$ (17.0)	$ (4.5)
Mexican joint ventures	International	(13.4)	(29.6)	(13.2)
Butterball (2)	Other	—	(1.3)	(18.8)
All other equity method investments	Various	(1.7)	(2.2)	(2.1)
Loss (income) from equity method investments		$ 9.9	$ (50.1)	$ (38.6)

(1) CFG prepares its financial statements in accordance with International Financial Reporting Standards. Our share of CFG's results reflects U.S. GAAP adjustments and thus, there may be differences between the amounts we report for CFG and the amounts reported by CFG.

(2) In the third quarter of fiscal 2011, we completed the sale of Butterball. See Note 3—Impairment and Disposal of Long-lived Assets for further discussion.

CFG

In December 2011 (fiscal 2012), the board of CFG approved a multi-year plan to consolidate and streamline its manufacturing operations to improve operating efficiencies and increase utilization (the CFG Consolidation Plan). The CFG Consolidation Plan includes the disposal of certain assets, employee redundancy costs and the contribution of CFG's French cooked ham business into a newly formed joint venture. As a result, we recorded our share of CFG's charges totaling $38.7 million in loss (income) from equity method investments within the International segment in fiscal 2012.

In fiscal 2010, as part of a debt restructuring, CFG redeemed certain of its debt instruments and, as a result, we recorded $10.4 million of charges in loss (income) from equity method investments.

The following summarized financial information for CFG is based on CFG's financial statements and translated into U.S. Dollars:

	Fiscal Years 2012	2011	2010
		(in millions)	
Income statement information:			
Sales	$2,536.1	$2,433.3	$2,593.8
Gross profit	583.0	423.0	559.6
Net income (loss)	(71.2)	46.1	12.9

	April 29, 2012	May 1, 2011
	(in millions)	
Balance sheet information:		
Current assets	$ 944.5	$1,025.6
Long-term assets	1,930.4	1,856.1
Current liabilities	941.9	874.1
Long-term liabilities	1,168.1	990.9

Farasia Corporation (Farasia)

In November 2009 (fiscal 2010), we completed the sale of our investment in Farasia, a 50/50 Chinese joint venture formed in 2001, for RMB 97.0 million ($14.2 million at the time of the transaction). We recorded, in selling, general and administrative expenses, a $4.5 million pre-tax gain on the sale of this investment.

NOTE 7: ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	April 29, 2012	May 1, 2011
	(in millions)	
Payroll and related benefits	$ 233.5	$ 256.1
Customer incentives	81.7	82.9
Insurance reserves	63.3	58.5
Accrued interest	41.9	47.4
Other	236.6	204.9
Total accrued expenses and other current liabilities	$ 657.0	$ 649.8

NOTE 8: DEBT

Long-term debt consists of the following:

	April 29, 2012	May 1, 2011
	(in millions)	
10% senior secured notes, due July 2014, including unamortized discounts of $7.0 million and $11.2 million	$ 357.4	$ 412.9
10% senior secured notes, due July 2014, including unamortized premiums of $4.4 million and $6.1 million	229.4	231.1
7.75% senior unsecured notes, due July 2017	500.0	500.0
4% senior unsecured Convertible Notes, due June 2013, including unamortized discounts of $26.8 million and $47.3 million	373.2	352.7
7.75% senior unsecured notes, due May 2013	160.0	160.0
7% senior unsecured notes, due August 2011, including unamortized premiums of $0.2 million	—	78.0
Floating rate senior secured term loan, due June 2016	200.0	200.0
Various, interest rates from 0% to 7.47%, due May 2012 through March 2017	117.3	160.0
Total debt	1,937.3	2,094.7
Current portion	(62.5)	(143.2)
Total long-term debt	$ 1,874.8	$ 1,951.5

Scheduled maturities of long-term debt are as follows:

Fiscal Year	(in millions)
2013	$ 62.5
2014	553.2
2015	604.3
2016	39.6
2017	177.7
Thereafter	500.0
Total debt	$1,937.3

Working Capital Facilities

In June 2011 (fiscal 2012), we refinanced our asset-based revolving credit agreement totaling $1.0 billion that supported short-term funding needs and letters of credit (the ABL Credit Facility) into two separate facilities:

(1) an inventory-based revolving credit facility totaling $925.0 million, with an option to expand up to $1.2 billion (the Inventory Revolver), and (2) an accounts receivable securitization facility totaling $275.0 million (the Securitization Facility). We may request working capital loans and letters of credit under both facilities. As a result of the refinancing, we recognized a loss on debt extinguishment of $1.2 million in the first quarter of fiscal 2012 for the write-off of unamortized debt issuance costs associated with the ABL Credit Facility.

Availability under the Inventory Revolver is a function of the level of eligible inventories, subject to reserves. The Inventory Revolver matures in June 2016. However, it will mature on March 15, 2014 if the outstanding principal balance of our 2014 Notes, net of the amount of cash in excess of $75 million, exceeds $300 million on that date. The unused commitment fee and the interest rate spreads are a function of our leverage ratio (as defined in the Second Amended and Restated Credit Agreement). As of April 29, 2012, the unused commitment fee and interest rate were 0.375% and LIBOR plus 2.5%, respectively. The Inventory Revolver includes financial covenants. The ratio of our funded debt to capitalization (as defined in the Second Amended and Restated Credit Agreement) may not exceed 0.5 to 1.0, and our EBITDA to interest expense ratio (as defined in the Second Amended and Restated Credit Agreement) may not be less than 2.5 to 1.0. Obligations under the Inventory Revolver are guaranteed by our material U.S. subsidiaries and are secured by (i) a first priority lien on certain personal property, including cash and cash equivalents, deposit accounts, inventory, intellectual property, and certain equity interests (the Inventory Revolver Collateral), and (ii) a second priority lien on substantially all of the guarantors' real property, fixtures and equipment (the Non-Inventory Revolver Collateral). We incurred approximately $9.7 million in transaction fees in connection with the Inventory Revolver, which are being amortized over its five-year life.

The term of the Securitization Facility is three years. As part of the arrangement, all accounts receivable of our major Pork segment subsidiaries are sold to a wholly-owned "bankruptcy remote" special purpose vehicle (SPV). The SPV pledges the receivables as security for loans and letters of credit. The SPV is included in our consolidated financial statements and therefore, the accounts receivable owned by it are included in our consolidated balance sheet. However, the accounts receivable owned by the SPV are separate and distinct from our other assets and are not available to our other creditors should we become insolvent. As of April 29, 2012, the SPV held $390.3 million of accounts receivable and we had no outstanding borrowings on the Securitization Facility.

The unused commitment fee and the interest rate spreads under the Securitization Facility are a function of our leverage ratio (as defined in the Second Amended and Restated Credit Agreement). As of April 29, 2012, the unused commitment fee and interest rate were 0.375% and the lender's cost of funds of 0.28% plus 1.25%, respectively. We incurred approximately $1.3 million in transaction fees in connection with the Securitization Facility, which are being amortized over its three-year life.

As of April 29, 2012, we had aggregate credit facilities and credit lines totaling $1.3 billion. Our unused capacity under these credit facilities and credit lines was $1.1 billion. These facilities and lines are generally at prevailing market rates. We pay commitment fees on the unused portion of the facilities.

Average borrowings under credit facilities and credit lines were $99.8 million, $81.6 million and $163.7 million at average interest rates of 4.9%, 4.8% and 4.9% during fiscal 2012, 2011 and 2010, respectively. Maximum borrowings were $245.3 million, $256.9 million and $609.3 million in fiscal 2012, 2011 and 2010, respectively. Total outstanding borrowings were $64.9 million as of April 29, 2012 and $76.9 million as of May 1, 2011 with average interest rates of 5.7% and 5.2%, respectively.

Rabobank Term Loan

In June 2011 (fiscal 2012), we refinanced our $200.0 million term loan (the Rabobank Term Loan). As a result, the maturity date changed from August 29, 2013 to June 9, 2016. We are obligated to repay $25.0 million of the principal under the Rabobank Term Loan on June 9, 2015. We may elect to prepay the loan at any time, subject to the payment of certain prepayment fees in respect of any voluntary prepayment prior to June 9, 2013 and other customary breakage costs. Interest accrues, at our option, at LIBOR plus 3.75% or a base rate (the greater of Rabobank's prime rate and the Federal funds rate plus 0.5%) plus 2.75%. Obligations under the Rabobank Term Loan are guaranteed by our material U.S. subsidiaries and are secured by a first priority lien on the Non-Inventory Revolver Collateral and a second priority lien on the Inventory Revolver Collateral.

2014 Notes

In July 2009 (fiscal 2010), we issued $625 million aggregate principal amount of 10% senior secured notes at a price equal to 96.201% of their face value. In August 2009 (fiscal 2010), we issued an additional $225 million aggregate principal amount of 10% senior secured notes at a price equal to 104% of their face value, plus accrued interest from July 2, 2009 to August 14, 2009. Collectively, these notes, which mature in July 2014 are referred to as the "2014 Notes".

The 2014 Notes are guaranteed by substantially all of our U.S. subsidiaries. The 2014 Notes are secured by first-priority liens on the the Non-Inventory Revolver Collateral and by second-priority liens on the Inventory Revolver Collateral.

The 2014 Notes will rank equally in right of payment to all of our existing and future senior debt and senior in right of payment to all of our existing and future subordinated debt. The guarantees will rank equally in right of payment with all of the guarantors' existing and future senior debt and senior in right of payment to all of the guarantors' existing and future subordinated debt. In addition, the 2014 Notes are structurally subordinated to the liabilities of our non-guarantor subsidiaries.

Debt Extinguishments

2011 Notes

During fiscal 2011, we repurchased $522.2 million of our 7% senior unsecured notes due August 2011 (2011 Notes) for $543.1 million and recognized losses on debt extinguishment of $21.4 million, including the write-off of related unamortized premiums and debt costs.

During fiscal 2012, we redeemed the remaining $77.8 million of our 7% senior unsecured notes due August 2011.

2013 Notes and 2014 Notes

In January 2011 (fiscal 2011), we commenced a Dutch auction cash tender offer to purchase for $450.0 million in cash (the January Tender Offer) the maximum aggregate principal amount of our outstanding 7.75% senior unsecured notes due May 2013 (2013 Notes) and our outstanding 10% senior secured notes due July 2014 (2014 Notes). As a result of the January Tender Offer, we paid $450.0 million to repurchase 2013 Notes and 2014 Notes with face values of $190.0 million and $200.9 million, respectively, and recognized losses on debt extinguishment of $71.1 million in the fourth quarter of fiscal 2011, including the write-off of related unamortized discounts and debt costs.

During fiscal 2012, we repurchased $59.7 million of our 2014 Notes for $68.3 million and recognized losses on debt extinguishment of $11.0 million, including the write-off of related unamortized discounts and debt costs.

Credit Facilities

In fiscal 2010, we recognized $11.0 million of losses on debt extinguishment related to the termination of various debt agreements, including our then existing $1.3 billion secured revolving credit agreement (the U.S. Credit Facility) and €300 million European secured revolving credit facility.

Convertible Notes

In July 2008 (fiscal 2009), we issued $400 million aggregate principal amount of 4% convertible senior notes due June 30, 2013 (the Convertible Notes) in a registered offering. The Convertible Notes are senior unsecured obligations. The Convertible Notes are payable with cash and, at certain times, are convertible into shares of our common stock based on an initial conversion rate, subject to adjustment, of 44.082 shares per $1,000 principal amount of Convertible Notes (which represents an initial conversion price of approximately $22.68 per share). Upon conversion, a holder will receive cash up to the principal amount of the Convertible Notes and shares of our common stock for the remainder, if any, of the conversion obligation.

Prior to April 1, 2013, holders may convert their notes into cash and shares of our common stock, if any, at the applicable conversion rate under the following circumstances:

- during any fiscal quarter if the last reported sale price of our common stock is greater than or equal to 120% of the applicable conversion price for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter;
- during the five business-day period after any ten consecutive trading-day period in which the trading price per $1,000 principal amount of notes was less than 98% of the last reported sale price of our common stock multiplied by the applicable conversion rate; or
- upon the occurrence of specified corporate transactions.

On or after April 1, 2013, holders may convert their Convertible Notes at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date, regardless of the foregoing circumstances.

On the date of issuance of the Convertible Notes, our nonconvertible debt borrowing rate was determined to be 10.2%. Based on that rate of interest, the equity component of the Convertible Notes was determined to be $95.8 million.

In connection with the issuance of the Convertible Notes, we entered into separate convertible note hedge transactions with respect to our common stock to reduce potential economic dilution upon conversion of the Convertible Notes, and separate warrant transactions (collectively referred to as the Call Spread Transactions). We purchased call options that permit us to acquire up to approximately 17.6 million shares of our common stock, subject to adjustment, which is the number of shares initially issuable upon conversion of the Convertible Notes. In addition, we sold warrants permitting the purchasers to acquire up to approximately 17.6 million shares of our common stock, subject to adjustment. See Note 13—Equity for more information on the Call Spread Transactions.

NOTE 9: LEASE OBLIGATIONS, COMMITMENTS AND GUARANTEES

Lease Obligations

We lease facilities and equipment under non-cancelable operating leases. The terms of each lease agreement vary and may contain renewal or purchase options. Rental payments under operating leases are charged to expense on the straight-line basis over the period of the lease. Rental expense under operating leases of real estate, machinery, vehicles and other equipment was $46.5 million, $42.3 million and $49.3 million in fiscal 2012, 2011 and 2010, respectively.

Future rental commitments under non-cancelable operating leases as of April 29, 2012 are as follows:

Fiscal Year	(in millions)
2013	$ 41.5
2014	29.4
2015	22.7
2016	17.6
2017	14.2
Thereafter	43.6
Total	$169.0

As of April 29, 2012, future minimum lease payments under capital leases were approximately $27.6 million. The present value of the future minimum lease payments was $27.1 million. The long-term portion of capital lease obligations was $26.1 million and $27.1 million as of April 29, 2012 and May 1, 2011, respectively, and the current portion was $1.0 million and $0.5 million as of April 29, 2012 and May 1, 2011, respectively.

Commitments

We have agreements, expiring through fiscal 2022, to use cold storage warehouses owned by partnerships, of which we are 50% partners. We have agreed to pay prevailing competitive rates for use of the facilities, subject to aggregate guaranteed minimum annual fees. In fiscal 2012, 2011 and 2010, we paid $14.0 million, $18.2 million and $19.7 million, respectively, in fees for use of the facilities. We had investments in the partnerships of $2.2 million as of April 29, 2012, and $2.3 million as of May 1, 2011, respectively.

We have purchase commitments with certain livestock producers that obligate us to purchase all the livestock that these producers deliver. Other arrangements obligate us to purchase a fixed amount of livestock. We also use independent farmers and their facilities to raise hogs produced from our breeding stock in exchange for a performance-based service fee payable upon delivery. We estimate the future obligations under these commitments based on available commodity livestock futures prices and internal projections about future hog prices, expected quantities delivered and anticipated performance. Our estimated future obligations under these commitments are as follows:

Fiscal Year	(in millions)
2013	$1,814.7
2014	1,194.0
2015	1,126.2
2016	892.6
2017	878.8

As of April 29, 2012, we were also committed to purchase approximately $228.7 million under forward grain contracts payable in fiscal 2013.

As of April 29, 2012, we had total estimated remaining capital expenditures of $101.8 million on approved projects. These projects are expected to be funded with cash flows from operations and/or borrowings under credit facilities.

Guarantees

As part of our business, we are a party to various financial guarantees and other commitments as described below. These arrangements involve elements of performance and credit risk that are not included in the consolidated balance sheets as of April 29, 2012. We could become liable in connection with these obligations depending on the performance of the guaranteed party or the occurrence of future events that we are unable to predict. If we consider it probable that we will become responsible for an obligation, we will record the liability on our consolidated balance sheet.

We (together with our joint venture partners) guarantee financial obligations of certain unconsolidated joint ventures. The financial obligations are: up to $87.0 million of debt borrowed by Agroindustrial del Noroeste (Norson), of which $58.0 million was outstanding as of April 29, 2012, and up to $3.5 million of liabilities with respect to currency swaps executed by another of our unconsolidated Mexican joint ventures, Granjas Carroll de Mexico. The covenants in the guarantee relating to Norson's debt incorporate our covenants under the Inventory Revolver. In addition, we continue to guarantee a lease obligation of $11.3 million that was assumed by JBS in connection with the sale of Smithfield Beef, Inc. This lease guarantee may remain in place until the lease expires in February 2022.

NOTE 10: INCOME TAXES

Income tax expense (benefit) consists of the following:

	Fiscal Years 2012	2011	2010
		(in millions)	
Current income tax expense (benefit):			
Federal	$ 72.7	$ 57.6	$ (150.2)
State	8.4	17.2	2.5
Foreign	1.1	3.1	(0.8)
	82.2	77.9	(148.5)
Deferred income tax expense (benefit):			
Federal	82.1	128.3	55.0
State	11.2	24.2	(23.1)
Foreign	(3.1)	5.7	3.4
	90.2	158.2	35.3
Total income tax expense (benefit)	$ 172.4	$ 236.1	$ (113.2)

A reconciliation of taxes computed at the federal statutory rate to the provision for income taxes is as follows:

	Fiscal Years 2012	2011	2010
Federal income taxes at statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.1	3.4	6.5
Foreign income taxes	(0.2)	(1.2)	9.6
Unremitted earnings	2.6	—	—
Net change in uncertain tax positions	(2.4)	(0.3)	(1.3)
Net change in valuation allowance	(0.9)	(3.4)	(0.4)
Tax credits	(1.0)	(1.1)	2.3
Manufacturer's deduction	(1.7)	(1.8)	—
Adjustment to goodwill	—	2.0	1.0
Other	(1.2)	(1.4)	—
Effective tax rate	32.3%	31.2%	52.7%

The unremitted earnings impact to the effective tax rate resulted primarily from the CFG Consolidation Plan.

We had income taxes receivable of $101.7 million as of April 29, 2012 in prepaid expenses and other current assets and income taxes payable of $18.8 million as of May 1, 2011 in accrued expenses and other current liabilities.

The tax effects of temporary differences consist of the following:

	April 29, 2012	May 1, 2011
	(in millions)	
Deferred tax assets:		
Pension liabilities	$256.4	$138.6
Tax credits, carryforwards and net operating losses	85.6	96.8
Accrued expenses	53.2	41.7
Employee benefits	—	11.1
Other	30.8	39.6
	426.0	327.8
Valuation allowance	(54.6)	(66.8)
Total deferred tax assets	$371.4	$261.0
Deferred tax liabilities:		
Property, plant and equipment	$385.6	$337.4
Intangible assets	125.8	108.5
Derivatives	31.9	44.7
Employee benefits	13.7	—
Investments in subsidiaries	44.6	53.5
Total deferred tax liabilities	$601.6	$544.1

The following table presents the classification of deferred taxes in our balance sheets as of April 29, 2012 and May 1, 2011:

	April 29, 2012	May 1, 2011
	(in millions)	
Other current assets	$ 57.4	$ 39.3
Other assets	3.2	5.6
Accrued expenses and other current liabilities	—	3.9
Other liabilities	290.8	324.1

Management makes an assessment to determine if its deferred tax assets are more likely than not to be realized. Valuation allowances are established in the event that management believes the related tax benefits will not be realized. The valuation allowance primarily relates to state credits, state net operating loss carryforwards and losses in foreign jurisdictions for which no tax benefit was recognized. During fiscal 2012, the valuation allowance decreased by $12.2 million resulting primarily from currency translation and deferred tax adjustments with an immaterial amount impacting the effective tax rate.

The tax credits, carryforwards and net operating losses expire from fiscal 2013 to 2032.

There were foreign subsidiary net earnings that were considered permanently reinvested of $123.6 million and $97.8 million as of April 29, 2012 and May 1, 2011, respectively. It is not reasonably determinable as to the amount of deferred tax liability that would need to be provided if such earnings were not reinvested.

A reconciliation of the beginning and ending liability for unrecognized tax benefits is as follows:

	(in millions)
Balance, May 2, 2010	$43.2
Additions for tax positions taken in the current year	4.9
Additions for tax positions taken in prior years	0.9
Settlements with taxing authorities	(7.3)
Lapse of statute of limitations	(8.1)
Balance, May 1, 2011	33.6
Additions for tax positions taken in the current year	2.4
Reduction for tax positions taken in prior years	(10.8)
Settlements with taxing authorities	(9.3)
Lapse of statute of limitations	(0.6)
Balance, April 29, 2012	$15.3

We operate in multiple taxing jurisdictions, both within the U.S. and outside of the U.S., and are subject to examination from various tax authorities. The liability for unrecognized tax benefits included $4.7 million and $10.4 million of accrued interest as of April 29, 2012 and May 1, 2011, respectively. We recognized $3.5 million and $0.1 million of net interest income during fiscal 2012 and 2011, respectively, and $0.4 million of net interest expense during fiscal 2010 in income tax expense (benefit). The liability for unrecognized tax benefits included $14.1 million as of April 29, 2012 and $32.6 million as of May 1, 2011, that if recognized, would impact the effective tax rate.

We are currently being audited in several tax jurisdictions and remain subject to examination until the statute of limitations expires for the respective tax jurisdiction. Within specific countries, we may be subject to audit by various tax authorities, or subsidiaries operating within the country may be subject to different statute of limitations expiration dates. We have concluded all U.S. federal income tax matters through fiscal 2010. We are currently in appeals for the 2011 tax year and under U.S federal examination for the 2012 tax year.

Based upon the expiration of statutes of limitations and/or the conclusion of tax examinations in several jurisdictions as of April 29, 2012, we believe it is reasonably possible that the total amount of previously unrecognized tax benefits may decrease by up to $2.0 million within twelve months of April 29, 2012.

NOTE 11: PENSION AND OTHER RETIREMENT BENEFIT PLANS

Company Sponsored Defined Benefit Pension Plans

We provide the majority of our U.S. employees with pension benefits. Salaried employees are provided benefits based on years of service and average salary levels. Hourly employees are provided benefits of stated amounts for each year of service.

The following table presents a reconciliation of the pension benefit obligation, plan assets and the funded status of these pension plans.

	April 29, 2012	May 1, 2011
	(in millions)	
Change in benefit obligation:		
Benefit obligation at beginning of year	$1,329.9	$1,283.9
Service cost	37.4	37.0
Interest cost	75.9	74.9
Benefits paid	(63.2)	(69.3)
Actuarial loss	229.1	1.0
Other	1.5	2.4
Benefit obligation at end of year	1,610.6	1,329.9
Change in plan assets: (1)		
Fair value of plan assets at beginning of year	956.4	788.7
Actual return on plan assets	(16.0)	125.8
Employer contributions	142.8	95.1
Benefits paid	(59.7)	(56.2)
Other	—	3.0
Fair value of plan assets at end of year	1,023.5	956.4
Funded status	$ (587.1)	$ (373.5)
Amounts recognized in the consolidated balance sheet:		
Net long-term pension liability	$ (581.9)	$ (369.6)
Accrued expenses and other current liabilities	(5.2)	(4.5)
Other assets	—	0.6
Net amount recognized at end of year	$ (587.1)	$ (373.5)

(1) Excludes the assets and related activity of our non-qualified defined benefit pension plans. The fair value of assets related to our non-qualified plans was $107.1 million and $117.7 million as of April 29, 2012 and May 1, 2011, respectively. We made cash contributions of $33.4 million in fiscal 2011. In fiscal 2011, we also contributed company-owned life insurance policies with cash surrender values totaling $29.4 million on the date of contribution. We made no contributions to our non-qualified plans in fiscal 2012. Benefits paid for our non-qualified plans were $3.5 million and $13.1 million for fiscal 2012 and fiscal 2011, respectively.

The accumulated benefit obligation for all defined benefit pension plans was $1.5 billion and $1.3 billion as of April 29, 2012 and May 1, 2011, respectively. The accumulated benefit obligation for all of our defined benefit pension plans exceeded the fair value of plan assets for both periods presented.

The following table shows the pre-tax unrecognized items included as components of accumulated other comprehensive loss related to our defined benefit pension plans as of the dates indicated.

	April 29, 2012	May 1, 2011
	(in millions)	
Unrecognized actuarial loss	$(665.4)	$(365.3)
Unrecognized prior service credit	4.7	7.2

We expect to recognize $52.9 million of the actuarial loss and prior service cost as net periodic pension cost in fiscal 2013.

The following table presents the components of the net periodic pension costs for the periods indicated:

	Fiscal Years		
	2012	2011	2010
	(in millions)		
Service cost	$ 37.4	$ 37.0	$ 22.6
Interest cost	75.9	74.9	73.7
Expected return on plan assets	(79.6)	(63.9)	(49.3)
Net amortization	23.5	34.0	20.3
Net periodic pension cost	$ 57.2	$ 82.0	$ 67.3

The following table shows our weighted-average assumptions for the periods indicated.

	Fiscal Years		
	2012	2011	2010
Discount rate to determine net periodic benefit cost	5.85%	6.00%	8.25%
Discount rate to determine benefit obligation	4.75	5.85	6.00
Expected long-term rate of return on plan assets	7.75	8.00	8.25
Rate of compensation increase	4.00	4.00	4.00

We use an independent third-party actuary to assist in the determination of assumptions used and the measurement of our pension obligation and related costs. We review and select the discount rate to be used in connection with our pension obligation annually. In determining the discount rate, we use the yield on corporate bonds (rated AA or better) that coincides with the cash flows of the plans' estimated benefit payouts. The model uses a yield curve approach to discount each cash flow of the liability stream at an interest rate specifically applicable to the timing of each respective cash flow. Using imputed interest rates, the model sums the present value of each cash flow stream to calculate an equivalent weighted average discount rate. We use this resulting weighted average discount rate to determine our final discount rate.

To determine the expected long-term return on plan assets, we consider the current and anticipated asset allocations, as well as historical and estimated returns on various categories of plan assets. Long-term trends are evaluated relative to market factors such as inflation, interest rates and fiscal and monetary polices in order to assess the capital market assumptions. Over the 5-year period ended April 29, 2012 and May 1, 2011, the average rate of return on plan assets was approximately 1.40% and 3.87% percent, respectively. Actual results that differ from our assumptions are accumulated and amortized over future periods and, therefore, affect expense in future periods.

Pension plan assets may be invested in cash and cash equivalents, equities, debt securities, insurance contracts and real estate. Our investment policy for the pension plans is to balance risk and return through a diversified portfolio of high-quality equity and fixed income securities. Equity targets for the pension plans are as indicated in the following table. Maturity for fixed income securities is managed such that sufficient liquidity exists to meet near-term benefit payment obligations. The plans retain outside investment advisors to manage plan investments within parameters established by our plan trustees.

The following table presents the fair value of our qualified pension plan assets by major asset category as of April 29, 2012 and May 1, 2011. The allocation of our pension plan assets is based on the target range presented in the following table.

	April 29, 2012	May 1, 2011	Target Range
	(in millions)		
Asset category:			
Cash and cash equivalents, net of unsettled transactions	$ 24.7	$ 83.9	0-4%
Equity securities	427.0	570.5	30-50%
Debt securities	495.2	266.6	35-55%
Alternative assets	76.6	35.4	5-20%
Total	$1,023.5	$956.4	

See Note 14—Fair Value Measurements for additional information about the fair value of our pension assets.

As of April 29, 2012 and May 1, 2011, the amount of our common stock included in plan assets was 4,154,344 and 4,757,066 shares, respectively, with market values of $88.2 million and $112.1 million, respectively.

We generally contribute the minimum amount required under government regulations to our qualified pension plans, plus amounts necessary to maintain an 80% funded status in order to avoid benefit restrictions under the Pension Protection Act. Minimum employer contributions to our qualified pension plans are expected to be $44.8 million for fiscal 2013.

Expected future benefit payments for our defined benefit pension plans are as follows:

Fiscal Year	(in millions)
2013	$ 69.2
2014	72.3
2015	75.6
2016	79.5
2017	83.3
2018-2022	476.3

Multiemployer Defined Benefit Pension Plans

In addition to our Company sponsored defined benefit pension plans, we contribute to several multiemployer defined benefit pension plans under collective bargaining agreements that cover certain of our union-represented employees. The risks of participating in such plans are different from the risks of single-employer plans, in the following respects:

- Assets contributed to a multiemployer plan by one employer may be used to provide benefits to employees of other participating employers.
- If a participating employer ceases to contribute to a multiemployer plan, the unfunded obligation of the plan may be borne by the remaining participating employers.
- If we were to withdraw from a multiemployer plan, we may be required to pay the plan an amount based on the underfunded status of the plan and on the history of our participation in the plan prior to withdrawal. This is referred to as a withdrawal liability.

Each multiemployer plan in which we participate has a certified zone status as currently defined by the Pension Protection Act of 2006. The zone status is based on information provided to us and other participating employers by each plan and is certified by the plan's actuary. The following are descriptions of the zone status types based on criteria established under the Internal Revenue Code (IRC):

- *"Red" Zone—Plan* has been determined to be in "critical status" and is generally less than 65% funded. A rehabilitation plan, as required under the IRC, must be adopted by plans in the "red" zone. Plan participants may be responsible for the payment of surcharges, in addition to the contribution rate specified in the applicable collective bargaining agreement, for a plan in "critical status," in accordance with the requirements of the IRC.

- *"Yellow" Zone—Plan* has been determined to be in "endangered status" and is generally less than 80% funded. A funding improvement plan, as required under the IRC, must be adopted.
- *"Green" Zone—Plan* has been determined to be neither in "critical status" nor in "endangered status," and is generally at least 80% funded.

All plans in which we participate were in the "green" zone for the two most recent benefit plan years that have been certified.

The following table summarizes our contributions to multiemployer plans [(1)].

Plan	EIN / PN [(2)]	Fiscal Years 2012	2011	2010	Expiration Dates of Collective Bargaining Agreements
		(in millions)			
United Food and Commercial Workers International Union Industry Pension Fund	51-6055922 / 001	$1.1	$1.4	$1.7	Multiple [(3)]
Central Pension Fund of the International Union of Operating Engineers and Participating Employers	36-6052390 / 001	0.2	0.2	0.2	October 2013
IAM National Pension Fund National Pension Plan	51-6031295 / 002	0.1	0.1	0.1	February 2014
Total contributions to multiemployer plans		$1.4	$1.7	$2.0	

(1) Contributions represent the amounts we contributed to the plans during the fiscal periods ending in the specified year. Our contributions to each plan did not exceed 5% of total plan contributions for any plan year presented.

(2) Represents the Employer Identification Number and the three-digit plan number assigned to a plan by the Internal Revenue Service.

(3) We have multiple collective bargaining agreements associated with the United Food and Commercial Workers International Union Industry Pension Fund. These agreements are currently scheduled to expire in May 2012, December 2013, January 2014 and October 2015.

Other Employee Benefit Plans

We sponsor defined contribution pension plans (401(k) plans) covering substantially all U.S. employees. Our contributions vary depending on the plan but are based primarily on each participant's level of contribution and cannot exceed the maximum allowable for tax purposes. Total contributions were $13.9 million for each of the last three fiscal years.

We also provide health care and life insurance benefits for certain retired employees. These plans are unfunded and generally pay covered costs reduced by retiree premium contributions, co-payments and deductibles. We retain the right to modify or eliminate these benefits. We consider disclosures related to these plans immaterial to the consolidated financial statements and related notes.

NOTE 12: REDEMPTION OF NONCONTROLLING INTERESTS

Prior to fiscal 2010, we held a 51% ownership interest in Premium Pet Health, LLC (PPH), a leading protein by-product processor that supplies many of the leading pet food processors in the United States. The partnership agreement afforded the noncontrolling interest holders an option to require us to redeem their ownership interests beginning in November 2009 (fiscal 2010). The redemption value was determinable from a specified formula based on the earnings of PPH.

In fiscal 2010, as a result of discussions with the noncontrolling interest holders, we determined that the noncontrolling interests were probable of becoming redeemable. As such, in fiscal 2010, we recorded an adjustment to increase the carrying amount of the redeemable noncontrolling interests by $32.2 million with an offsetting decrease of $19.4 million to additional paid-in capital and $12.8 million to deferred tax assets.

In November 2009 (fiscal 2010), the noncontrolling interest holders exercised their put option. In December 2009 (fiscal 2010), we acquired the remaining 49% interest in PPH for $38.9 million. Because PPH was previously consolidated into our financial statements, the acquisition of the remaining 49% interest in PPH was accounted for as an equity transaction.

NOTE 13: EQUITY

Share Repurchase Program

In June 2011 (fiscal 2012), we announced that our board of directors had approved a share repurchase program authorizing us to buy up to $150.0 million of our common stock over the subsequent 24 months (the Share Repurchase Program). This authorization replaced our previous share repurchase program.

In September 2011 (fiscal 2012), our board of directors approved an increase of $100.0 million to the authorized amount under the Share Repurchase Program. Share repurchases may be made on the open market or in privately negotiated transactions. The number of shares repurchased, and the timing of any buybacks, depend on corporate cash balances, business and economic conditions and other factors, including investment opportunities. The Share Repurchase Program may be discontinued at any time.

In connection with the Share Repurchase Program, we entered into an agreement with a broker (the Trading Plan) which authorized it to purchase our common stock on our behalf based on certain parameters, in accordance with the applicable requirements of Rule 10b5-1(c)(1)(i) and Rule 10b-18 under the Securities Exchange Act of 1934.

During fiscal 2012, we repurchased 9,176,704 shares of our common stock for $189.5 million, including related fees. The price of the repurchased shares has been allocated between common stock, additional paid-in capital and retained earnings in our consolidated balance sheet in accordance with applicable accounting guidance. Subsequent to April 29, 2012 and through June 13, 2012, our broker purchased on our behalf an additional 2,618,785 shares of our common stock under the Trading Plan for $52.2 million, including related fees. All share repurchases were funded from cash on hand.

See Note 20—Subsequent Event for additional discussion of share repurchase authorization.

Preferred Stock

We have 1,000,000 shares of $1.00 par value preferred stock authorized, none of which are issued. The board of directors is authorized to issue preferred stock in series and to fix, by resolution, the designation, dividend rate, redemption provisions, liquidation rights, sinking fund provisions, conversion rights and voting rights of each series of preferred stock.

Stock-Based Compensation

During fiscal 2009, we adopted the 2008 Incentive Compensation Plan (the Incentive Plan), which replaced the 1998 Stock Incentive Plan and provides for the issuance of non-statutory stock options and other awards to employees, non-employee directors and consultants. There are 12,543,397 shares reserved under the Incentive Plan. As of April 29, 2012, there were 8,850,128 shares available for grant under this plan.

Stock Options

Under the Incentive Plan, we grant options for periods not exceeding 10 years, which either cliff vest five years after the date of grant or vest ratably over a three-year period with an exercise price of not less than 100% of the fair market value of the common stock on the date of grant. Compensation expense for stock options was $6.1 million, $3.8 million and $3.5 million for fiscal 2012, 2011 and 2010, respectively. The related income tax benefit recognized was $2.4 million, $1.5 million and $1.4 million, for fiscal 2012, 2011 and 2010, respectively. There was no compensation expense capitalized as part of inventory or fixed assets during fiscal 2012, 2011 and 2010.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The expected annual volatility is based on the historical volatility of our stock and other factors. We use historical data to estimate option exercises and employee termination within the pricing model. The expected term of options granted represents the period of time that options are expected to be outstanding. The following table summarizes the assumptions made in determining the fair value of stock options granted in the fiscal years indicated:

	Fiscal Years		
	2012	**2011**	**2010**
Expected annual volatility	55%	54%	52%
Dividend yield	— %	— %	— %
Risk free interest rate	1.11%	1.62%	1.92%
Expected option life (years)	4	4	4

The options granted in fiscal 2012, 2011 and 2010 were valued in separate tranches according to the expected life of each tranche. The above table reflects the weighted average risk free interest rate and expected option life of each tranche. The expected annual volatility and dividend yield were the same for all options granted in fiscal 2012, 2011 and 2010. We have never paid a cash dividend on our common stock.

The following table summarizes stock option activity under the Incentive Plan as of April 29, 2012, and changes during the year then ended:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in millions)
Outstanding as of May 1, 2011	2,476,606	21.44		
Granted	769,000	21.94		
Exercised	(364,986)	19.26		
Forfeited	(54,004)	23.09		
Outstanding as of April 29, 2012	2,826,616	21.82	3.9	$6.9
Exercisable as of April 29, 2012	1,154,286	23.30	4.9	$3.4

The weighted average grant-date fair value of options granted during fiscal 2012, 2011 and 2010 was $9.36, $6.61 and $5.62, respectively. The total intrinsic value of options exercised during fiscal 2012, 2011 and 2010 was $0.9 million, $0.4 million and $1.0 million, respectively.

As of April 29, 2012, there was $4.6 million of total unrecognized compensation cost related to nonvested stock options granted under the Incentive Plan. That cost is expected to be recognized over a weighted average period of 1.3 years. The total fair value of stock options vested during fiscal 2012, 2011 and 2010 was $5.7 million, $1.9 million and $2.4 million, respectively.

Performance Share Units

The Incentive Plan also provides for the issuance of performance share units to reward employees for the achievement of performance goals. Each performance share unit represents and has a value equal to one share of our common stock. Payment of vested performance share units is generally in our common stock.

In June 2011 (fiscal 2012), we granted a total of 395,000 performance share units under the Incentive Plan. These performance share units vest ratably over a two-year service period provided that we achieve a certain earnings target in either fiscal 2012 or fiscal 2013, which we achieved in fiscal 2012. The fair value of these performance share units was determined based on our closing stock price on the date of grant of $20.57. The fair value is being recognized over the expected vesting period of each award.

In June 2010 (fiscal 2011) and June 2011 (fiscal 2012), we granted a number of performance share units to certain employees in our Pork Group. The actual number of performance share units were based on the achievement of certain sales volume growth targets for the Pork segment in fiscal 2011 and fiscal 2012, respectively. All of these awards were forfeited as the sales volume growth targets were not met.

In June 2010 (fiscal 2011), we granted a total of 370,000 performance share units under the Incentive Plan. These performance share units vest ratably over a two-year service period provided that we achieve a certain earnings target in either fiscal 2011 or fiscal 2012, which we achieved in fiscal 2011. The fair value of these performance share units was determined based on our closing stock price on the date of grant of $17.57. The fair value is being recognized over the expected vesting period of each award.

In December 2009 (fiscal 2010), we granted a total of 100,000 performance share units under the Incentive Plan. These performance share units vested in December 2011 (fiscal 2012). The fair value of these performance share units was determined based on our closing stock price on the date of grant of $16.68. The fair value of each performance share unit was recognized as compensation expense over the two-year requisite service period.

In July 2009 (fiscal 2010), we granted a total of 622,000 performance share units under the Incentive Plan. These performance share units vest ratably over a three-year service period provided that we achieve a certain earnings target in any of fiscal years 2010, 2011 or 2012, which we achieved in fiscal 2011. The fair value of these performance share units was determined based on our closing stock price on the date of grant of $10.64. The fair value is being recognized over the expected vesting period each award.

In fiscal 2009, we granted a total of 160,000 performance share units. The performance share units have a five-year term and each performance share unit represents and has a value equal to one share of our common stock. The performance share units vest in 20% increments once the volume-weighted average of the closing price of our common stock for 15 consecutive trading days equals or exceeds $26, $32, $38, $44 and $50. In addition to these vesting requirements, a participant must generally be employed by us one year from the date of grant for the performance share units granted to such participant to vest. Payment of the vested performance share units shall be in our common stock. The fair value of the performance share units was estimated on the date of grant using a Monte-Carlo Simulation technique. The weighted average grant-date fair value of the performance share units was $12.13.

The number of performance share units outstanding as of April 29, 2012 was 901,500. The number of performance share units that vested during fiscal 2012 and fiscal 2011 was 429,833 and 253,167, respectively. Compensation expense related to all outstanding performance share units was $8.3 million, $7.5 million and $3.1 million in fiscal 2012, 2011 and 2010, respectively. The related income tax benefit recognized was $3.2 million, $2.9 million and $1.2 million for fiscal 2012, 2011 and 2010, respectively. As of April 29, 2012, there was approximately $3.4 million of total unrecognized compensation cost related to the performance share units, substantially all of which is expected to be recognized in fiscal 2013.

Executive Stock Purchase Plan

As part of the Incentive Plan, we maintain a nonqualified deferred compensation plan that permits executive officers to voluntarily defer up to 25% of the payouts under their annual cash incentive awards beginning with fiscal 2012 in exchange for a performance award payable in the form of Company stock at such time in the future as elected by the officers, but not less than three years from the end of the performance period. The Company will provide a 100% match to the officers' deferral in the form of restricted stock under the Incentive Plan. The match is subject to three-year cliff vesting and will be forfeited if the officer voluntarily terminates employment before vesting.

We recognized compensation expense of $4.9 million in fiscal 2012 for the portion of cash incentive awards that were subsequently exchanged for performance awards in the first quarter of fiscal 2013. We expect to recognize the Company match of $3.9 million for these awards over the three-year vesting period beginning in the first quarter of fiscal 2013.

Call Spread Transactions

In connection with the issuance of the Convertible Notes (see Note 8—Debt), we entered into separate convertible note hedge transactions with respect to our common stock to minimize the impact of potential economic dilution upon conversion of the Convertible Notes, and separate warrant transactions.

We purchased call options in private transactions that permit us to acquire up to approximately 17.6 million shares of our common stock at an initial strike price of $22.68 per share, subject to adjustment, for $88.2 million. In general, the call options allow us to acquire a number of shares of our common stock initially equal to the number of shares of common stock issuable to the holders of the Convertible Notes upon conversion. These call options will terminate upon the maturity of the Convertible Notes.

We also sold warrants in private transactions for total proceeds of approximately $36.7 million. The warrants permit the purchasers to acquire up to approximately 17.6 million shares of our common stock at an initial exercise price of $30.54 per share, subject to adjustment. The warrants expire on various dates from October 2013 (fiscal 2014) to December 2013 (fiscal 2014).

The Call Spread Transactions, in effect, increase the initial conversion price of the Convertible Notes from $22.68 per share to $30.54 per share, thus reducing the potential future economic dilution associated with conversion of the notes. The Convertible Notes and the warrants could have a dilutive effect on our earnings per share to the extent that the price of our common stock during a given measurement period exceeds the respective exercise prices of those instruments. The call options are excluded from the calculation of diluted earnings per share as their impact is anti-dilutive.

We have analyzed the Call Spread Transactions and determined that they meet the criteria for classification as equity instruments. As a result, we recorded the purchase of the call options as a reduction to additional paid-in capital and the proceeds of the warrants as an increase to additional paid-in capital. Subsequent changes in fair value of those instruments are not recognized in the financial statements as long as the instruments continue to meet the criteria for equity classification.

Stock Held in Trust

We maintain a non-qualified defined Supplemental Pension Plan (the Supplemental Plan) the purpose of which is to provide supplemental retirement income benefits for those eligible employees whose benefits under the tax-qualified plans are subject to statutory limitations. A grantor trust has been established for the purpose of satisfying the obligations under the plan. As of April 29, 2012, the Supplemental Plan held 2,616,687 shares of our common stock at an average cost of $23.75.

As part of the Incentive Plan director fee deferral program, we purchase shares of our common stock on the open market for the benefit of the plan's participants. These shares are held in a rabbi trust until they are transferred to the participants. As of April 29, 2012, the rabbi trust held 291,635 shares of our common stock at an average cost of $19.72.

Accumulated Other Comprehensive (Loss) Income

Accumulated other comprehensive (loss) income consists of the following:

	April 29, 2012	May 1, 2011
	(in millions)	
Foreign currency translation	$(159.4)	$ 0.4
Pension accounting	(402.7)	(217.7)
Hedge accounting	51.2	48.1
Accumulated other comprehensive loss	$(510.9)	$(169.2)

NOTE 14: FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We are required to consider and reflect the assumptions of market participants in fair value calculations. These factors include nonperformance risk (the risk that an obligation will not be fulfilled) and credit risk, both of the reporting entity (for liabilities) and of the counterparty (for assets).

We use, as appropriate, a market approach (generally, data from market transactions), an income approach (generally, present value techniques), and/or a cost approach (generally, replacement cost) to measure the fair value of an asset or liability. These valuation approaches incorporate inputs such as observable, independent market data that we believe are predicated on the assumptions market participants would use to price an asset or liability. These inputs may incorporate, as applicable, certain risks such as nonperformance risk, which includes credit risk.

The FASB has established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. The fair value hierarchy gives the highest priority to quoted market prices (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of inputs used to measure fair value are as follows:

- Level 1—quoted prices in active markets for identical assets or liabilities accessible by the reporting entity.
- Level 2—observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3—unobservable for an asset or liability. Unobservable inputs should only be used to the extent observable inputs are not available.

We have classified assets and liabilities measured at fair value based on the lowest level of input that is significant to the fair value measurement.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables set forth, by level within the fair value hierarchy, our non-pension financial assets and liabilities that were measured at fair value on a recurring basis as of April 29, 2012 and May 1, 2011:

	April 29, 2012				May 1, 2011			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(in millions)				(in millions)		
Assets								
Derivatives:								
Commodity contracts	$52.0	$ 1.3	$—	$ 53.3	$45.2	$34.6	$—	$ 79.8
Foreign exchange contracts	—	4.3	—	4.3	—	0.5	—	0.5
Open-ended mutual funds	12.2	—	—	12.2	17.4	—	—	17.4
Insurance contracts	—	51.3	—	51.3	—	49.4	—	49.4
Total	$64.2	$56.9	$—	$121.1	$62.6	$84.5	$—	$147.1
Liabilities								
Derivatives:								
Commodity contracts	$—	$ 8.6	$—	$ 8.6	$16.8	$—	$—	$ 16.8
Interest rate contracts	—	—	—	—	—	2.3	—	2.3
Foreign exchange contracts	—	0.7	—	0.7	—	1.9	—	1.9
Total	$—	$ 9.3	$—	$ 9.3	$16.8	$ 4.2	$—	$ 21.0

The following are descriptions of the valuation methodologies and key inputs used to measure financial assets and liabilities recorded at fair value on a recurring basis:

- *Derivatives*—Derivatives classified within Level 1 are valued using quoted market prices. In some cases where quoted market prices are not available, we value the derivatives using pricing models based on the net present value of estimated future cash flows to calculate fair value, in which case the measurements are classified within Level 2. These valuation models make use of market-based observable inputs, including market prices and rates, yield curves, credit curves, and measures of volatility.
- *Open-ended mutual funds*—Open-ended mutual funds are valued at their net asset value (NAV), which approximates fair value, and classified as Level 1.
- *Insurance contracts*—Insurance contracts are valued at their cash surrender value using the daily asset unit value (AUV) which is based on the quoted market price of the underlying securities and classified within Level 2.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis after initial recognition; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. During fiscal 2012 and fiscal 2011, we had no significant assets or liabilities that were measured and recorded at fair value on a nonrecurring basis.

Pension Plan Assets

The following table summarizes our pension plan assets measured at fair value on a recurring basis (at least annually) as of April 29, 2012 and May 1, 2011:

	April 29, 2012				May 1, 2011			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
		(in millions)				(in millions)		
Cash and cash equivalents	$ 22.4	$ —	$—	$ 22.4	$ 3.0	$ 87.5	$—	$ 90.5
Equity securities:								
Preferred stock	—	0.5	—	0.5	—	0.3	—	0.3
U.S. common stock:								
Health care	22.7	—	—	22.7	32.0	—	—	32.0
Utilities	—	—	—	—	3.8	—	—	3.8
Financial	16.6	—	—	16.6	41.0	—	—	41.0
Consumer staples	102.4	—	—	102.4	128.1	—	—	128.1
Consumer discretionary	23.0	—	—	23.0	32.3	—	—	32.3
Materials	6.3	—	—	6.3	14.6	—	—	14.6
Energy	11.4	—	—	11.4	30.0	—	—	30.0
Information technology	31.4	—	—	31.4	34.2	—	—	34.2
Industrials	9.4	—	—	9.4	38.5	—	—	38.5
Telecommunication service	9.5	—	—	9.5	2.1	—	—	2.1
International common stock	103.6	—	—	103.6	23.0	—	—	23.0
Mutual funds:								
International	—	30.1	—	30.1	42.9	45.0	—	87.9
Domestic small cap	—	19.8	—	19.8	—	—	—	—
Domestic large cap	—	2.5	—	2.5	—	70.0	—	70.0
Balanced	—	37.8	—	37.8	32.7	—	—	32.7
Fixed income:								
Mutual funds	—	11.3	—	11.3	108.9	1.5	—	110.4
Asset-backed securities	—	92.0	—	92.0	—	69.5	—	69.5
Corporate debt securities	—	285.5	—	285.5	—	44.4	—	44.4
Government debt securities	—	106.4	—	106.4	32.9	9.4	—	42.3
Limited partnerships	—	—	75.0	75.0	—	—	33.6	33.6
Insurance contracts	—	—	1.6	1.6	—	—	1.8	1.8
Total fair value	$358.7	$585.9	$76.6	1,021.2	$600.0	$327.6	$35.4	963.0
Unsettled transactions, net				2.3				(6.6)
Total plan assets				$1,023.5				$956.4

The following are descriptions of the valuation methodologies and key inputs used to measure pension plan assets recorded at fair value:

- *Cash and cash equivalents*—Cash equivalents include highly liquid investments with original maturities of three months or less. Due to their short-term nature, the carrying amount of these instruments approximates the estimated fair value. Actively traded money market funds are measured at their NAV, which approximates fair value, and classified as Level 1. The fair value of certain money market funds for which quoted prices are available but traded less frequently have been classified as Level 2.
- *Equity securities*—When available, the fair value of equity securities are based on quoted prices in active markets and classified as Level 1. Level 1 financial instruments include highly liquid instruments with quoted prices, such as equities and mutual funds traded in active markets.

If quoted prices are not available, fair values are obtained from pricing services, broker quotes or other model-based valuation techniques with observable inputs and classified as Level 2. The nature of these equity securities include securities for which quoted prices are available but traded less frequently, securities whose fair value has been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data and securities that are valued using other financial instruments, the parameters of which can be directly observed. Level 2 equity securities include preferred stock and mutual funds not actively traded.

- *Fixed income*—When available, the fair value of fixed income instruments are based on quoted prices in active markets and classified as Level 1. Level 1 fixed income instruments include mutual funds and government debt securities.

  If quoted prices are not available, fair values are obtained from pricing services, broker quotes or other model-based valuation techniques with observable inputs and classified as Level 2. The nature of these fixed income instruments include instruments for which quoted prices are available but traded less frequently, instruments whose fair value has been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data and securities that are valued using other financial instruments, the parameters of which can be directly observed. Level 2 fixed income instruments include mutual funds, asset-backed securities, corporate debt securities and government debt securities.

- *Limited partnerships*—The valuation of limited partnership investments requires the use of significant unobservable inputs due to the absence of quoted market prices, inherent lack of liquidity and long-term nature of such assets and are classified as Level 3. These investments are initially valued at cost with quarterly valuations performed utilizing available market data to determine the fair value of these investments. Such market data consists primarily of the observations of trading multiples of public companies considered comparable to the investments with adjustments for investment-specific issues, the lack of liquidity and other items.

- *Insurance contracts*—The valuation of these guaranteed annuity insurance contracts is primarily based on quoted prices in active markets with adjustments for unobservable inputs caused by the unique nature of applying investment earnings as part of the participation guarantee. Due to these unobservable inputs and the long-term nature of these investments, the contracts are classified as Level 3.

The following table summarizes the changes in our Level 3 pension plan assets for the year-ended April 29, 2012 and May 1, 2011:

	Insurance Contracts	Limited Partnerships
	(in millions)	
Balance, May 2, 2010	$ 1.8	$ 29.2
Actual return on plan assets:		
Related to assets held at the reporting date	—	1.2
Related to assets sold during the period	—	1.3
Purchases, sales and settlements, net	—	1.9
Balance, May 1, 2011	1.8	33.6
Actual return on plan assets:		
Related to assets held at the reporting date	—	(2.7)
Related to assets sold during the period	—	1.6
Purchases, sales and settlements, net	(0.2)	42.5
Balance, April 29, 2012	$ 1.6	$ 75.0

Other Financial Instruments

We determine the fair value of public debt using Level 2 inputs based on quoted market prices. The carrying amount of all other debt approximates fair value as those instruments are based on variable interest rates. The following table presents the fair value and carrying value of long-term debt, including the current portion of long-term debt as of April 29, 2012 and May 1, 2011.

	April 29, 2012		May 1, 2011	
	Fair Value	Carrying Value	Fair Value	Carrying Value
	(in millions)			
Total Debt	$ 2,176.5	$ 1,937.3	$ 2,418.0	$ 2,094.7

The carrying amounts of cash and cash equivalents, accounts receivable, notes payable and accounts payable approximate their fair values because of the relatively short-term maturity of these instruments.

NOTE 15: RELATED PARTY TRANSACTIONS

The following table presents amounts owed from and to related parties as of April 29, 2012 and May 1, 2011:

	April 29, 2012	May 1, 2011
	(in millions)	
Current receivables from related parties	$ 6.6	$ 10.2
Long-term receivables from related parties	—	2.8
Total receivables from related parties	$ 6.6	$ 13.0
Current payables to related parties	$ 7.1	$ 9.6
Long-term payables to related parties	—	—
Total payables to related parties	$ 7.1	$ 9.6

Wendell Murphy, a director of ours, or his immediate family members hold ownership interests in Arrowhead Farms, Inc., BAZ, LLC, Crusader Farms, LLC, DM Farms, LLC, Enviro-Tech Farms, Inc., Golden Farms, Inc., Ironside Investment Management, LLC, Lisbon 1 Farm, Inc. (Lisbon), Murphy Family Ventures, Murphy-Honour Farms, Inc., Murphy Milling Company, Quarter M Ranch, Inc., PSM Associates LLC, Pure Country Farms, LLC, Stantonsburg Farm, Inc., Triumph Associates, LLC, and Webber Farms, Inc. A vice president of our Hog Production segment also holds an ownership interest in Lisbon. These farms either produce hogs for us or produce and sell feed ingredients to us. In fiscal 2012, 2011 and 2010, we paid $52.2 million, $70.4 million and $53.4 million, respectively, to these entities for hogs, feed ingredients and reimbursement of associated farm and other support costs.

The chief executive officer and a vice president of our Hog Production segment hold ownership interests in JCT LLC (JCT). JCT owns certain farms that produce hogs under contract with the Hog Production segment. In fiscal 2012, 2011 and 2010, we paid $7.9 million, $7.8 million and $8.0 million, respectively, to JCT for the production of hogs. In fiscal 2012, 2011 and 2010, we received $3.1 million, $3.3 million and $3.1 million, respectively, from JCT for reimbursement of associated farm and other support costs.

One of our vice presidents of the Hog Production segment has an ownership interest in Seacoast, LLC and is the sole owner of Advantage Farms, LLC. Another vice president of our Hog Production segment is the sole owner of Old Oak Farms LLC. These companies produce and raise hogs for us under contractual arrangements that are consistent with third party grower contracts. In fiscal 2012, 2011 and 2010, we paid service fees of $1.5 million, $1.7 million and $1.6 million, respectively, to these companies. In fiscal 2012, 2011 and 2010, we received $0.4 million, $0.5 million and $0.5 million, respectively, from these companies for reimbursement of associated farm and other support costs.

We believe that the terms of the foregoing arrangements were no less favorable to us than if entered into with unaffiliated companies.

NOTE 16: REGULATION AND CONTINGENCIES

Like other participants in the industry, we are subject to various laws and regulations administered by federal, state and other government entities, including the United States Environmental Protection Agency (EPA) and corresponding state agencies, as well as the United States Department of Agriculture, the Grain Inspection, Packers and Stockyard Administration, the United States Food and Drug Administration, the United States Occupational Safety and Health Administration, the Commodities and Futures Trading Commission and similar agencies in foreign countries.

We from time to time receive notices and inquiries from regulatory authorities and others asserting that we are not in compliance with such laws and regulations. In some instances, litigation ensues. In addition, individuals may initiate litigation against us.

Missouri Litigation

Premium Standard Farms, Inc. (PSF), the Company and certain of our other subsidiaries and affiliates are parties to litigation in Missouri involving a number of claims alleging that hog farms owned or under contract with the defendants interfered with the plaintiffs' use and enjoyment of their properties. Additional supplemental information regarding these claims is found in "Item 3. Legal Proceedings—Missouri Litigation."

During fiscal 2012 and continuing in the first quarter of fiscal 2013, we engaged in global settlement negotiations with counsel representing nearly all of the plaintiffs in the nuisance litigation and numerous carriers of commercial general liability and pollution liability policies. The parties to the litigation have made substantial progress toward consummation of a global settlement that would resolve the vast majority of the nuisance litigation. However, there are significant contingencies that must be fulfilled before the settlement is consummated, and we cannot make any assurance that those contingencies will be satisfied. In addition, we have agreements with the insurance carriers under which we receive payments that we contribute to pay a portion of the settlement, most of which are contingent on the consummation of the global settlement.

In the event that the global settlement is not consummated, we believe we have good defenses to all of the actions described above and intend to defend vigorously these suits. Although we recognize the uncertainties of litigation, based on our historical experience and our understanding of the facts and circumstances underlying these claims, in the event the global settlement is not consummated, we believe that these claims will not have a material adverse effect on our results of operations or financial condition.

Our policy for establishing accruals and disclosures for contingent liabilities is contained in Note 1—Summary of Significant Accounting Policies. We established an accrual with respect to the Missouri nuisance suits on the opening balance sheet for our acquisition of PSF in fiscal 2008 and we have periodically adjusted that accrual as developments have occurred. The accrual, as adjusted from time to time, represents our best estimate of the probable loss for these suits. Due to the recent developments discussed above including the substantial progress toward the consummation of a global settlement and the settlements with certain insurance carriers, we recognized $22.2 million in net charges to selling, general and administrative expenses in the Hog Production segment associated with the Missouri litigation in fiscal 2012. In November 2010 (fiscal 2011), we reached a settlement with one of our insurance carriers regarding the reimbursement of certain past and future defense costs associated with our Missouri litigation. Related to this matter, we recognized a net benefit of $19.1 million in selling, general and administrative expenses in the Hog Production segment in fiscal 2011.

Expenses and other liabilities associated with the Missouri litigation will not affect our profits or losses unless our accrual proves to be insufficient or excessive. The global settlement, if consummated on the terms contemplated, would not be materially different than the accrual. However, payments made under the global settlement, if consummated, will negatively impact our cash flows and liquidity position. In addition, in the event the global settlement is not consummated, legal expenses incurred in our and our subsidiaries' defense of these claims and any payments made to plaintiffs through unfavorable verdicts or otherwise will also negatively impact our cash flows and our liquidity position. In any event, we do not expect such payments to have a material adverse impact on our overall financial position or liquidity.

If the global settlement is not consummated, given the uncertainty of the outcome of the Missouri nuisance suits, it is possible that the total costs incurred related to these and similar potential claims could exceed our current estimates. As of April 29, 2012, if the global settlement is not consummated, we cannot reasonably estimate the maximum potential exposure or the range of possible loss in excess of amounts accrued for these contingencies. We will continue to review the amount of any necessary accruals or other related expenses and record charges in the period in which the determination is made that an adjustment is required.

Fire Insurance Settlement

In July 2009 (fiscal 2010), a fire occurred at the primary manufacturing facility of our subsidiary, Patrick Cudahy, Inc. (Patrick Cudahy), in Cudahy, Wisconsin. The fire damaged a portion of the facility's production space and required the temporary cessation of operations, but did not consume the entire facility. Shortly after the fire, we resumed production activities in undamaged portions of the plant, including the distribution center, and took steps to address the supply needs for Patrick Cudahy products by shifting production to other Company and third-party facilities.

We maintain comprehensive general liability and property insurance, including business interruption insurance. In December 2010 (fiscal 2011), we reached an agreement with our insurance carriers to settle the claim for a total of $208.0 million, of which $70.0 million had been advanced to us in fiscal 2010. We allocated these proceeds to first recover the book value of the property lost, out-of-pocket expenses incurred and business interruption losses that resulted from the fire. The remaining proceeds were recognized as an involuntary conversion gain of $120.6 million in the Corporate segment in the third quarter of fiscal 2011. The involuntary conversion gain was classified in a separate line item on the consolidated statement of income.

Based on an evaluation of business interruption losses incurred, we recognized $15.8 million and $31.8 million in fiscal 2011 and fiscal 2010, respectively, of the insurance proceeds in cost of sales in our Pork segment to offset business interruption losses incurred.

Of the $208.0 million in insurance proceeds received to settle the claim, $120.6 million and $9.9 million has been classified in net cash flows from investing activities in the consolidated statements of cash flows for fiscal 2011 and fiscal 2010, respectively, which represents the portion of proceeds related to destruction of the facility. The remainder of the proceeds was recorded in net cash flows from operating activities in the consolidated statements of cash flows and was attributed to business interruption recoveries and reimbursable costs covered under our insurance policy.

NOTE 17: REPORTING SEGMENTS

Our operating segments are determined on the basis of how we internally report and evaluate financial information used to make operating decisions. For external reporting purposes, we aggregate operating segments which have similar economic characteristics, products, production processes, types or classes of customers and distribution methods into reportable segments based on a combination of factors, including products produced and geographic areas of operations. Our reportable segments are: Pork, Hog Production, International Other and Corporate, each of which is comprised of a number of subsidiaries, joint ventures and other investments.

Pork Segment

The Pork segment consists mainly of our three wholly-owned U.S. fresh pork and packaged meats subsidiaries: Smithfield Packing, Farmland Foods, Inc. and John Morrell Food Group. The Pork segment produces a wide variety of fresh pork and packaged meats products in the U.S. and markets them nationwide and to numerous foreign markets, including China, Japan, Mexico, Russia and Canada. Fresh pork products include loins, butts, picnics and ribs, among others. Packaged meats products include smoked and boiled hams, bacon, sausage, hot dogs (pork, beef and chicken), deli and luncheon meats, specialty products such as pepperoni, dry meat products, and ready-to-eat, prepared foods such as pre-cooked entrees and pre-cooked bacon and sausage.

The following table shows the percentages of Pork segment revenues derived from packaged meats and fresh pork for the fiscal years indicated.

	Fiscal Years		
	2012	2011	2010
Packaged meats	54%	56%	55%
Fresh pork [1]	46	44	45
	100%	100%	100%

(1) Includes by-products and rendering.

Hog Production Segment

The Hog Production segment consists of our hog production operations located in the U.S. The Hog Production segment operates numerous facilities with approximately 851,000 sows producing about 15.8 million market hogs annually. The Hog Production segment produces approximately 49% of the Pork segment's live hog requirements. We own certain genetic lines of specialized breeding stock which are marketed using the name Smithfield Premium Genetics (SPG). All SPG hogs are processed internally.

The following table shows the percentages of Hog Production segment revenues derived from hogs sold internally and externally, and other products for the fiscal years indicated.

	Fiscal Years		
	2012	2011	2010
Internal hog sales	80%	78%	77%
External hog sales	12	15	15
Other products [1]	8	7	8
	100%	100%	100%

(1) Consists primarily of feed, non-market hog sales and gains (losses) on derivatives.

International Segment

The International segment includes our meat processing and distribution operations in Poland, Romania and the United Kingdom, our interests in meat processing operations, mainly in Western Europe and Mexico, our hog production operations located in Poland and Romania and our interests in hog production operations in Mexico. Our international meat processing operations produce a wide variety of fresh pork, beef, poultry and packaged meats products, including cooked hams, sausages, hot dogs, bacon and canned meats.

The following table shows the percentages of International segment revenues derived from packaged meats, fresh meats and other products for the fiscal years indicated.

	Fiscal Years		
	2012	2011	2010
Packaged meats	47%	47%	48%
Fresh meats	43	42	41
Other products [1]	10	11	11
	100%	100%	100%

[1] Includes external hog sales, feed, feathers, by-products and rendering.

Other Segment

The Other segment, contains the results of several recently disposed businesses, including our former turkey production operations and our previous 49% interest in Butterball, LLC (Butterball), which were sold in December 2010 (fiscal 2011), as well as our former live cattle operations, which were sold in the first quarter of fiscal 2010.

Corporate Segment

The Corporate segment provides management and administrative services to support our other segments.

Segment Results

The following tables present information about the results of operations and the assets of our reportable segments for the fiscal years presented. The information contains certain allocations of expenses that we deem reasonable and appropriate for the evaluation of results of operations. We do not allocate income taxes to segments. Segment assets exclude intersegment account balances as we believe their inclusion would be misleading or not meaningful. We believe all intersegment sales are at prices that approximate market.

	Fiscal Years		
	2012	2011	2010
		(in millions)	
Segment Profit Information			
Sales:			
Segment sales—			
Pork	$11,093.0	$10,263.9	$ 9,326.3
Hog Production	3,052.6	2,705.1	2,207.8
International	1,466.7	1,340.7	1,277.2
Other	—	74.7	153.3
Total segment sales	15,612.3	14,384.4	12,964.6
Intersegment sales—			
Pork	(37.1)	(30.5)	(31.5)
Hog Production	(2,444.6)	(2,113.0)	(1,695.0)
International	(36.3)	(38.2)	(35.5)
Total intersegment sales	(2,518.0)	(2,181.7)	(1,762.0)
Consolidated sales	$13,094.3	$12,202.7	$11,202.6
Depreciation and amortization:			
Pork	$ 127.8	$ 125.5	$ 126.0
Hog Production	71.9	65.7	74.9
International	39.9	38.1	37.4
Other	—	0.1	0.2
Corporate	3.2	2.5	3.8
Consolidated depreciation and amortization	$ 242.8	$ 231.9	$ 242.3
Interest expense:			
Pork	$ 28.7	$ 42.4	$ 48.9
Hog Production	131.8	124.5	100.5
International	29.8	28.2	37.7
Other	—	4.2	6.9
Corporate	(13.6)	46.1	72.4
Consolidated interest expense	$ 176.7	$ 245.4	$ 266.4
Loss (income) from equity method investments			
Pork	$ (2.7)	$ (2.0)	$ (3.6)
Hog Production	0.3	(0.4)	0.7
International	12.3	(46.5)	(17.2)
Other	—	(1.2)	(18.5)
Consolidated loss (income) from equity method investments	$ 9.9	$ (50.1)	$ (38.6)

	Fiscal Years		
	2012	2011	2010
		(in millions)	
Operating profit:			
Pork	$ 623.7	$ 753.4	$ 538.7
Hog Production	166.1	224.4	(539.2)
International	42.8	115.9	127.9
Other	—	(2.4)	3.6
Corporate	(110.0)	3.7	(68.2)
Consolidated operating profit	$ 722.6	$1,095.0	$ 62.8

	April 29, 2012	May 1, 2011	May 2, 2010
		(in millions)	
Segment Asset Information			
Total assets:			
Pork	$2,245.6	$2,620.2	$2,579.3
Hog Production	2,145.4	2,074.2	2,020.9
International	1,651.4	1,902.3	1,670.1
Other	—	—	169.4
Corporate	1,379.8	1,015.1	1,269.2
Consolidated total assets	$7,422.2	$7,611.8	$7,708.9
Investments:			
Pork	$ 18.6	$ 17.4	$ 17.1
Hog Production	2.6	2.7	2.4
International	501.2	562.1	498.7
Other	—	—	106.7
Corporate	0.2	0.3	0.1
Consolidated investments	$ 522.6	$ 582.5	$ 625.0
Capital expenditures:			
Pork	$ 143.5	$ 81.3	$ 141.7
Hog Production	89.4	68.6	10.0
International	26.5	26.8	22.1
Corporate	31.3	0.1	0.9
Consolidated capital expenditures	$ 290.7	$ 176.8	$ 174.7

The following table shows the change in the carrying amount of goodwill by reportable segment:

	Pork	International	Hog Production	Other	Total
			(in millions)		
Balance, May 2, 2010	$ 216.5	$ 141.4	$ 445.5	$ 19.5	$ 822.9
Disposals [1]	—	—	(25.5)	(19.5)	(45.0)
Other goodwill adjustments [2]	(0.4)	15.8	—	—	15.4
Balance, May 1, 2011	216.1	157.2	420.0	—	793.3
Other goodwill adjustments [2]	(0.4)	(24.7)	—	—	(25.1)
Balance, April 29, 2012	$ 215.7	$ 132.5	$ 420.0	$ —	$ 768.2

(1) See Note 3—Impairment and Disposal of Long-lived Assets for discussion of disposals and impairments.

(2) Other goodwill adjustments primarily include the effects of foreign currency translation.

The following table presents our consolidated sales and long-lived assets attributed to operations by geographic area for the fiscal years ended April 29, 2012, May 1, 2011 and May 2, 2010:

	Fiscal Years		
	2012	2011	2010
		(in millions)	
Sales:			
U.S.	$11,663.9	$10,900.2	$ 9,960.9
International	1,430.4	1,302.5	1,241.7
Total sales	$13,094.3	$12,202.7	$11,202.6

	April 29, 2012	May 1, 2011	May 2, 2010
		(in millions)	
Long-lived assets:			
U.S.	$ 2,969.1	$ 2,905.7	$ 3,142.1
International	1,154.1	1,368.2	1,246.5
Total long-lived assets	$ 4,123.2	$ 4,273.9	$ 4,388.6

NOTE 18: SUPPLEMENTAL CASH FLOW INFORMATION

	Fiscal Years		
	2012	2011	2010
Supplemental disclosures of cash flow information:			
Interest paid, including capitalized interest	$ (149.6)	$ (223.3)	$ (210.6)
Income taxes (paid) refunded, net	(225.7)	34.8	76.8
Non-cash investing and financing activities:			
Capital lease	$ —	$ —	$ 24.7

NOTE 19: QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	First	Second	Third	Fourth	Fiscal Year
		(in millions, except per share data)			
Fiscal 2012					
Sales	$ 3,094.2	$ 3,312.6	$ 3,478.3	$ 3,209.2	$ 13,094.3
Gross profit	407.1	419.6	379.8	342.9	1,549.4
Operating profit	173.2	224.7	170.5	154.2	722.6
Net income	82.1	120.7	79.0	79.5	361.3
Net income per share: (1)					
Basic	$ .50	$ .74	$ .49	$ .50	$ 2.23
Diluted	$ .49	$ .74	$ .49	$ .49	$ 2.21
Fiscal 2011					
Sales	$ 2,901.3	$ 2,998.8	$ 3,186.2	$ 3,116.4	$ 12,202.7
Gross profit	367.7	432.7	457.2	456.5	1,714.1
Operating profit	177.6	278.1	372.7	266.6	1,095.0
Net income	76.3	143.7	202.6	98.4	521.0
Net income per share: (1)					
Basic	$ .46	$ .87	$ 1.22	$ .59	$ 3.14
Diluted	$ .46	$ .86	$ 1.21	$ .59	$ 3.12

(1) Per common share amounts for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the weighted average common shares outstanding during each period.

The following significant infrequent or unusual items impacted our quarterly results in fiscal 2012 and fiscal 2011:

Fiscal 2012

- Net income in the first, second and third quarters included losses on debt extinguishment of $1.2 million, $6.4 million and $4.6 million, respectively.
- Operating profit in the first and fourth quarters included charges of $39.0 million and a net benefit of $16.8 million, respectively, related to the Missouri litigation.
- Gross profit in the first, second and third quarters included accelerated depreciation charges associated with the idling of certain Missouri hog farm assets of $4.3 million, $3.2 million, and $0.7 million, respectively.
- Operating profit in the second, third and fourth quarters included charges associated with the planned closure of our Portsmouth facility of $1.8 million, $1.7 million, and $1.2 million, respectively.
- Operating profit in the first and second quarters included professional fees related to the potential acquisition of a controlling interest in CFG of $5.7 million and $0.7 million, respectively. In June 2011 (fiscal 2012), we terminated negotiations to purchase the additional interest.
- Operating profit in the third quarter included our share of charges related to the CFG Consolidation Plan of $38.7 million.

Fiscal 2011

- Gross profit in the first, second, third and fourth quarters included charges associated with the Cost Savings Initiative of $0.5 million, $15.3 million, $10.9 million and $1.3 million, respectively.

- Net income in the second, third and fourth quarters included losses on debt extinguishment of $7.3 million, $p14.1 million and $71.1 million, respectively.
- Operating profit in the third quarter included an involuntary conversion gain on fire insurance recovery of $120.6 million and a net benefit of $19.1 million related to the Missouri litigation.
- Operating profit in the third and fourth quarters included net gains of $5.1 million and $13.6 million, respectively, on the sale of hog farms.

NOTE 20: SUBSEQUENT EVENT

Share Repurchase Authorization

In June 2012 (fiscal 2013), we announced that our board of directors had approved a new share repurchase program authorizing us to buy up to $250 million of our common stock over the next 24 months in addition to those amounts previously authorized under the Share Repurchase Program. We intend to fund share repurchases from cash on hand. Share repurchases may be made on the open market, or in privately negotiated transactions. The number of shares repurchased, and the timing of any buybacks, will depend on corporate cash balances, business and economic conditions, and other factors, including investment opportunities. The program may be discontinued at any time.

Schedule II

SMITHFIELD FOODS, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
FOR THE THREE YEARS ENDED APRIL 29, 2012
(in millions)

Column A	Column B	Column C Additions		Column D	Column E
Description	Balance at Beginning of Year	Charged to costs and expenses	Charged to other accounts [(1)]	Deductions	Balance at End of Year
Reserve for uncollectible accounts receivable:					
Fiscal year ended April 29, 2012	$ 9.2	$ 1.5	$ (1.2)	$ (0.5)	$ 9.0
Fiscal year ended May 1, 2011	8.1	3.5	(0.3)	(2.1)	9.2
Fiscal year ended May 2, 2010	9.9	1.3	0.1	(3.2)	8.1
Reserve for obsolete inventory:					
Fiscal year ended April 29, 2012	$ 14.8	$ 3.2	$ (0.6)	$ (1.9)	$ 15.5
Fiscal year ended May 1, 2011	17.4	1.9	0.1	(4.6)	14.8
Fiscal year ended May 2, 2010	21.0	6.3	0.2	(10.1)	17.4
Deferred tax valuation allowance:					
Fiscal year ended April 29, 2012	$ 66.8	$ —	$ (8.0)	$ (4.2)	$ 54.6
Fiscal year ended May 1, 2011	91.5	1.4	4.7	(30.8)	66.8
Fiscal year ended May 2, 2010	98.7	2.3	(7.5)	(2.0)	91.5

(1) Activity primarily includes the reserves recorded in connection with the creation of the opening balance sheets of entities acquired and currency translation adjustments.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

An evaluation was performed under the supervision and with the participation of management, including the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO), regarding the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended) as of April 29, 2012. Based on that evaluation, management, including the CEO and CFO, has concluded that our disclosure controls and procedures were effective as of April 29, 2012.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) of the Securities Exchange Act of 1934. Our internal control system was designed to provide reasonable assurance to management and the board of directors regarding the preparation and fair presentation of published financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting as of April 29, 2012. In making this assessment, we used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this evaluation under the framework in Internal Control – Integrated Framework issued by COSO, management concluded that our internal control over financial reporting was effective as of April 29, 2012.

Our independent registered public accounting firm, Ernst & Young LLP, has audited the financial statements included in this Form 10-K and has issued an attestation report on our internal control over financial reporting. Their attestation report on our internal control over financial reporting and their attestation report on the audit of the consolidated financial statements are included in "Item 8. Financial Statements and Supplementary Data" of this Annual Report on Form 10-K.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

In the quarter ended April 29, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item regarding our executive officers is included in Part I of this Annual Report on Form 10-K.

All other information required by this Item is incorporated by reference to our definitive proxy statement to be filed with respect to our Annual Meeting of Shareholders to be held on September 19, 2012 under the headings entitled "Nominees for Election to Three-Year Terms," "Directors whose Terms do not Expire this Year," "Section 16(a) Beneficial Ownership Reporting Compliance" and "Corporate Governance."

ITEM 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference to our definitive proxy statement to be filed with respect to our Annual Meeting of Shareholders to be held on September 19, 2012 under the headings (including the narrative disclosures following a referenced table) entitled "Compensation Discussion and Analysis," "Fiscal 2012 Executive Compensation," "Director Compensation," "Compensation Committee Report," and "Compensation Committee Interlocks and Insider Participation."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference to our definitive proxy statement to be filed with respect to our Annual Meeting of Shareholders to be held on September 19, 2012 under the headings entitled "Principal Shareholders," "Common Stock Ownership of Executive Officers and Directors" and "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this Item is incorporated by reference to our definitive proxy statement to be filed with respect to our Annual Meeting of Shareholders to be held on September 19, 2012 under the headings entitled "Related Party Transactions" and "Corporate Governance."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item is incorporated by reference to our definitive proxy statement to be filed with respect to our Annual Meeting of Shareholders to be held on September 19, 2012 under the headings entitled "Audit Committee Report" and "Ratification of Selection of Independent Auditors."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. Financial Statements:

- Consolidated Statements of Income for the Fiscal Years 2012, 2011 and 2010
- Consolidated Statements of Comprehensive Income for the Fiscal Years 2012, 2011 and 2010
- Consolidated Balance Sheets as of April 29, 2012 and May 1, 2011
- Consolidated Statements of Cash Flows for the Fiscal Years 2012, 2011 and 2010
- Consolidated Statements of Shareholders' Equity for the Fiscal Years 2012, 2011 and 2010
- Notes to Consolidated Financial Statements
- Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting
- Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

2. Financial Statement Schedule – Schedule II—Valuation and Qualifying Accounts

Certain financial statement schedules are omitted because they are not applicable or the required information is included herein or is shown in the consolidated financial statements or related notes filed as part of this report.

3. Exhibits

Exhibit 3.1	—	Articles of Amendment effective August 27, 2009 to the Amended and Restated Articles of Incorporation, including the Amended and Restated Articles of Incorporation of the Company, as amended to date (incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2009).
Exhibit 3.2	—	Amendment to the Bylaws effective June 16, 2010, including the Bylaws of the Company, as amended to date (incorporated by reference to Exhibit 3.2 to the Company's Annual Report on Form 10-K filed with the SEC on June 18, 2010).
Exhibit 4.1	—	Indenture between the Company and SunTrust Bank, as trustee, dated May 21, 2003 regarding the issuance by the Company of $350,000,000 senior notes (incorporated by reference to Exhibit 4.11(a) to the Company's Annual Report on Form 10-K filed with the SEC on July 23, 2003).
Exhibit 4.2(a)	—	Registration Rights Agreement, dated May 7, 2007, among the Company and ContiGroup Companies, Inc. (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on May 7, 2007).
Exhibit 4.2(b)	—	Amendment No. 1, dated as of October 23, 2008, to the Registration Rights Agreement, dated as of May 7, 2007, by and between Smithfield Foods, Inc. and Continental Grain Company (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on October 24, 2008).
Exhibit 4.3(a)	—	Indenture-Senior Debt Securities, dated June 1, 2007, between the Company and U.S. Bank National Association as trustee (incorporated by reference to Exhibit 4.10(a) to the Company's Annual Report on Form 10-K filed with the SEC on June 28, 2007).

Exhibit 4.3(b)	—	First Supplemental Indenture to the Indenture-Senior Debt Securities between the Company and U.S. Bank National Association, as trustee, dated as of June 22, 2007 regarding the issuance by the Company of the 2007 7.750% Senior Notes due 2017 (incorporated by reference to Exhibit 4.10(b) to the Company's Annual Report on Form 10-K filed with the SEC on June 28, 2007).
Exhibit 4.3(c)	—	Second Supplemental Indenture to the Indenture-Senior Debt Securities between the Company and U.S. Bank National Association, as trustee, dated as of July 8, 2008 regarding the issuance by the Company of the 2008 4.00% Convertible Senior Notes due 2013 (incorporated by reference to Exhibit 4.8 to the Company's Quarterly Report on Form 10-Q filed with the SEC on September 5, 2008).
Exhibit 4.4(a)	—	Indenture, dated July 2, 2009, among the Company, the Guarantors and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2009).
Exhibit 4.4(b)	—	Form of 10% Senior Secured Note Due 2014 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2009).
Exhibit 4.4(c)	—	Form of 10% Senior Secured Note Due 2014 (incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed with the SEC on August 14, 2009).
Exhibit 4.5	—	Form of Subordinated Indenture between the Company and U.S. Bank National Association, as trustee, as supplemented from time to time (incorporated by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-3 filed with the SEC on June 25, 2010). Registrant hereby agrees to furnish the SEC, upon request, other instruments defining the rights of holders of long-term debt of the Registrant.
Exhibit 10.1(a)**	—	Smithfield Foods, Inc. 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company's Form 10-K Annual Report filed with the SEC on July 30, 1998).
Exhibit 10.1(b)**	—	Amendment No. 1 to the Smithfield Foods, Inc. 1998 Stock Incentive Plan dated August 29, 2000 (incorporated by reference to Exhibit 10.6(b) of the Company's Annual Report on Form 10-K filed with the SEC on July 29, 2002).
Exhibit 10.1(c)**	—	Amendment No. 2 to the Smithfield Foods, Inc. 1998 Stock Incentive Plan dated August 29, 2001 (incorporated by reference to Exhibit 10.6(c) of the Company's Annual Report on Form 10-K filed with the SEC on July 29, 2002).
Exhibit 10.1(d)**	—	Form of Nonstatutory Stock Option Agreement for the Smithfield Foods, Inc. 1998 Stock Incentive Plan (incorporated by reference to Exhibit 10.3(d) to the Company's Annual Report on Form 10-K filed with the SEC on July 11, 2005).
Exhibit 10.2**	—	Smithfield Foods, Inc. 2005 Non-Employee Directors Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on September 1, 2005).
Exhibit 10.3**	—	Consulting Agreement, dated August 30, 2006, by and between the Company and Joseph W. Luter, III (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 6, 2006).
Exhibit 10.4(a)	—	Master Terms and Conditions for Convertible Bond Hedging Transactions, dated as of July 1, 2008, between Citibank, N.A. and Smithfield Foods, Inc. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2008).

Exhibit 10.4(b)	—	Master Terms and Conditions for Convertible Bond Hedging Transactions, dated as of July 1, 2008, between Goldman, Sachs & Co. and Smithfield Foods, Inc. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2008).
Exhibit 10.4(c)	—	Master Terms and Conditions for Convertible Bond Hedging Transactions, dated as of July 1, 2008, between JPMorgan Chase Bank, National Association, London Branch and Smithfield Foods, Inc. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2008).
Exhibit 10.4(d)	—	Confirmation for Convertible Bond Hedging Transaction, dated July 1, 2008, between Citibank, N.A. and Smithfield Foods, Inc. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2008).
Exhibit 10.4(e)	—	Confirmation for Convertible Bond Hedging Transaction, dated July 1, 2008, between Goldman, Sachs & Co. and Smithfield Foods, Inc. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2008).
Exhibit 10.4(f)	—	Confirmation for Convertible Bond Hedging Transaction, dated July 1, 2008, between JPMorgan Chase Bank, National Association, London Branch and Smithfield Foods, Inc. (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2008).
Exhibit 10.4(g)	—	Master Terms and Conditions for Warrants Issued by Smithfield Foods, Inc. to Citibank, N.A., dated as of July 1, 2008 (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2008).
Exhibit 10.4(h)	—	Master Terms and Conditions for Warrants Issued by Smithfield Foods, Inc. to Goldman, Sachs & Co., dated as of July 1, 2008 (incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2008).
Exhibit 10.4(i)	—	Master Terms and Conditions for Warrants Issued by Smithfield Foods, Inc. to JPMorgan Chase Bank, National Association, London Branch, dated as of July 1, 2008 (incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2008).
Exhibit 10.4(j)	—	Confirmation for Warrants Issued by Smithfield Foods, Inc. to Citibank, N.A., dated July 1, 2008 (incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2008).
Exhibit 10.4(k)	—	Confirmation for Warrants Issued by Smithfield Foods, Inc. to Goldman, Sachs & Co., dated July 1, 2008 (incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2008).
Exhibit 10.4(l)	—	Confirmation for Warrants Issued by Smithfield Foods, Inc. to JPMorgan Chase Bank, National Association, London Branch, dated July 1, 2008 (incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2008).
Exhibit 10.5(a) **	—	Smithfield Foods, Inc. Amended and Restated 2008 Incentive Compensation Plan (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on September 11, 2009).

Exhibit 10.5(b)**	—	Form of Smithfield Foods, Inc. 2008 Incentive Compensation Plan Performance Share Unit Award (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on September 3, 2008).
Exhibit 10.5(c)**	—	Form of Smithfield Foods, Inc. 2008 Incentive Compensation Plan Stock Option Award (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 10, 2009).
Exhibit 10.5(d)**	—	Form of Smithfield Foods, Inc. 2008 Incentive Compensation Plan Performance Share Unit Award for fiscal 2010 (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 10, 2009).
Exhibit 10.5(e)**	—	Form of Smithfield Foods, Inc. 2008 Incentive Compensation Plan Performance Share Unit Award granted December 2009 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed with the SEC on March 12, 2010).
Exhibit 10.5(f)**	—	Summary of Performance Share Unit Awards to Executive Officers in the Pork Group granted on June 15, 2010 (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on June 21, 2010).
Exhibit 10.5(g)**	—	Form of Smithfield Foods, Inc. 2008 Incentive Compensation Plan Performance Share Unit Award to Executive Officers in the Pork Group granted on June 15, 2010 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on September 9, 2010).
Exhibit 10.6	—	Market Hog Contract Grower Agreement, dated May 13, 1998, by and between Continental Grain Company and CGC Asset Acquisition Corp. (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on March 12, 2010).
Exhibit 10.7**	—	Retirement Agreement and General Release dated as of August 9, 2010 between the Company and Richard J. M. Poulson (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on August 16, 2010).
Exhibit 10.8**	—	Certain Compensation for Named Executive Officers for fiscal 2012 (incorporated by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed with the SEC on September 9, 2011).
Exhibit 10.9**	—	Smithfield Foods, Inc. Change in Control Executive Severance Plan (incorporated by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the SEC on September 8, 2010).
Exhibit 10.10**	—	Compensation for Non-Employee Directors as of September 1, 2010 (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed with the SEC on December 9, 2010).
Exhibit 10.11(a)	—	Term Loan Agreement, dated July 2, 2009, among the Company, the Guarantors, the lenders party thereto and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank Nederland", New York Branch, as administrative agent (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2009).

Exhibit 10.11(b)	—	First Amendment to Term Loan Agreement, dated as of June 9, 2011, among the Company, the subsidiaries of the Company party thereto, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank Nederland", New York Branch, as administrative agent and the lenders party thereto (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on June 16, 2011).
Exhibit 10.12	—	Pledge and Security Agreement, dated July 2, 2009, among the Company, the Guarantors, and U.S. Bank National Association, as collateral agent (incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2009).
Exhibit 10.13*	—	Amended and Restated Intercreditor Agreement, dated as June 9, 2011, among Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank Nederland", New York Branch, as administrative agent, and U.S. Bank National Association, as collateral agent.
Exhibit 10.14	—	Intercreditor and Collateral Agency Agreement, dated July 2, 2009, among the Company, the Guarantors, U.S Bank National Association, as collateral agent, U.S. Bank National Association, as trustee for the Notes, and Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. "Rabobank Nederland", New York Branch, as administrative agent (incorporated by reference to Exhibit 4.8 to the Company's Current Report on Form 8-K filed with the SEC on July 8, 2009).
Exhibit 10.15(a)	—	Second Amended and Restated Credit Agreement, dated as of June 9, 2011, among the Company, the subsidiaries of the Company party thereto, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland", New York Branch, as Administrative Agent, the lenders party thereto, and the other agents and arrangers party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 16, 2011).
Exhibit 10.15(b)	—	Second Amended and Restated Pledge and Security Agreement, dated as of June 9, 2011, among the Company, the subsidiaries of the Company party thereto and Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A., "Rabobank Nederland", New York Branch, as Administrative Agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 16, 2011).
Exhibit 10.16	—	Receivables Sale Agreement, dated as of June 9, 2011, among Smithfield Receivables Funding LLC, the Company, SFFC, Inc., Farmland Foods, Inc., The Smithfield Packing Company, Incorporated, Patrick Cudahy, LLC, Premium Pet Health, LLC, John Morrell & Co., Smithfield Global Products, Inc., and Armour-Eckrich Meats LLC (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on June 16, 2011).
Exhibit 10.17	—	Credit and Security Agreement, dated as of June 9, 2011, among Smithfield Receivables Funding LLC,, the Company, Rabobank, as the Administrative Agent and certain lenders and co-agents party thereto (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on June 16, 2011).
Exhibit 10.18*,**		Smithfield Foods, Inc. Executive Stock Purchase Plan.
Exhibit 21*	—	Subsidiaries of the Company.
Exhibit 23.1*	—	Consent of Independent Registered Public Accounting Firm.

Exhibit 31.1*	—	Certification of C. Larry Pope, President and Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 31.2*	—	Certification of Robert W. Manly, IV, Executive Vice President and Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
Exhibit 32.1*	—	Certification of C. Larry Pope, President and Chief Executive Officer, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 32.2*	—	Certification of Robert W. Manly, IV, Executive Vice President and Chief Financial Officer, pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
Exhibit 101*		The following financial statements from Smithfield Foods, Inc.'s Annual Report on Form 10-K for the year ended April 29, 2012, formatted in XBRL: (i) Consolidated Statements of Income, (i) Consolidated Statements of Comprehensive Income, (iii) Consolidated Balance Sheets, (iv) Consolidated Statements of Cash Flows, and (v) the Notes to Consolidated Financial Statements.

* Filed herewith.

** Management contract or compensatory plan or arrangement of the Company required to be filed as an exhibit.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REGISTRANT: SMITHFIELD FOODS, INC.

By: /s/ C. LARRY POPE

C. Larry Pope
President and Chief Executive Officer

Date: June 15, 2012

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JOSEPH W. LUTER, III **Joseph W. Luter, III**	Chairman of the Board and Director	June 15, 2012
/s/ C. LARRY POPE **C. Larry Pope**	President, Chief Executive Officer and Director	June 15, 2012
/s/ ROBERT W. MANLY, IV **Robert W. Manly, IV**	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 15, 2012
/s/ KENNETH M. SULLIVAN **Kenneth M. Sullivan**	Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	June 15, 2012
/s/ CAROL T. CRAWFORD **Carol T. Crawford**	Director	June 15, 2012
/s/ RICHARD T. CROWDER **Richard T. Crowder**	Director	June 15, 2012
/s/ MARGARET G. LEWIS **Margaret G. Lewis**	Director	June 15, 2012
/s/ WENDELL H. MURPHY **Wendell H. Murphy**	Director	June 15, 2012
/s/ DAVID C. NELSON **David C. Nelson**	Director	June 15, 2012
/s/ FRANK S. ROYAL, M.D. **Frank S. Royal, M.D.**	Director	June 15, 2012
/s/ JOHN T. SCHWIETERS **John T. Schwieters**	Director	June 15, 2012
/s/ PAUL S. TRIBLE, JR. **Paul S. Trible, Jr.**	Director	June 15, 2012

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